10/26

06018082

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Kumba Iron Ore Limited

*CURRENT ADDRESS: Roger Dyason Road
Pretoria West, 0183
South Africa

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
NOV 07 2006
THOMSON
FINANCIAL

FILE NO. 82- 35032 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MMC
DAT : 11/3/06

KUMBA IRON ORE

Kumba Iron Ore Limited

A member of the Anglo American plc group
(Formerly Vicva 177 (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2005/015852/06)
Share code: KIO ISIN: ZAE000085346
("Kumba Iron Ore" or "the Company")

PRE-LISTING STATEMENT

Prepared in terms of the Listings Requirements of the JSE Limited ("the JSE")

This pre-listing statement is not an invitation to the public to subscribe for shares in Kumba Iron Ore, but is issued in compliance with the Listings Requirements of the JSE ("Listings Requirements"), for the purpose of providing information to the public with regard to Kumba Iron Ore.

This pre-listing statement has been prepared on the assumption that the resolutions detailed in the notice of the Kumba Resources Limited ("Kumba Resources") general meeting forming part of the circular to Kumba Resources shareholders ("the Kumba Resources circular"), which accompanies this pre-listing statement, will be passed at the Kumba Resources general meeting to be held at 10:00 on Thursday, 2 November 2006, and that the unbundling of Kumba Iron Ore, details of which are reflected in the Kumba Resources circular, will be implemented.

The Listing Committee of the JSE has agreed, subject to the fulfilment of the conditions precedent as reflected in paragraph 2.4 on page 17 of this pre-listing statement, to the listing of the entire issued ordinary share capital of Kumba Iron Ore, in the "Basic Materials – General Mining" sector of the JSE list under the abbreviated name "Kumba", with effect from the commencement of trade on the JSE on or about Monday, 20 November 2006.

At the date of listing, the authorised share capital of Kumba Iron Ore will comprise 500 000 000 ordinary shares with a par value of one cent each. The issued share capital of Kumba Iron Ore at the date of listing will be a maximum of 321 352 801 ordinary shares.

Kumba Iron Ore shares will be traded on the JSE as dematerialised shares only and accordingly all Kumba Iron Ore shareholders who elect to receive certificated shares will have to dematerialise their certificated shares should they wish to trade on the JSE.

The directors, whose names are given in paragraph 6 of this pre-listing statement, commencing on page 30, collectively and individually, accept full responsibility for the accuracy of the information given in this pre-listing statement and certify that, to the best of their knowledge and belief, there are no material facts, or circumstances, the omission of which would render any statement in this pre-listing statement false or misleading, that they have made all reasonable enquiries to ascertain such facts and that this pre-listing statement contains all information required by law and the Listings Requirements.

The sponsor, attorneys, transfer secretaries, independent technical adviser, commercial banker and independent reporting accountants and auditors, whose names are included in this pre-listing statement, have consented in writing to act in the capacities stated and to their names and reports (where appropriate), being included in this pre-listing statement and have not withdrawn their consents prior to the publication of this pre-listing statement.

An abridged version of this pre-listing statement will be released on the Securities Exchange News Service of the JSE on Monday, 20 November 2006 and published in the South African press on Tuesday, 21 November 2006.

Sponsor	Independent reporting accountants and auditors	Attorneys	Independent technical adviser
Deutsche Securities Member of the Deutsche Bank Group	Deloitte. Deloitte & Touche Registered Auditors	DENEYS REITZ ATTORNEYS Webber Wentzel Bowens	SRK Consulting Engineers and Scientists

Date of issue: 9 October 2006

This pre-listing statement is available in English only. Copies may be obtained from the registered office of the Company and the transfer secretaries at the addresses set out overleaf as well as from all other broking members of the JSE. A Kumba Resources Limited *circular to shareholders* and an Exxaro Resources Limited *revised listing particulars* have also been provided to shareholders in terms of the Listings Requirements of the JSE Limited and can be downloaded from the Company's website at www.kumbaresources.com

CORPORATE INFORMATION

Secretary

Annamarie van der Merwe, B.Iuris, LLB, LLM

Registered office

Roger Dyason Road
Pretoria West, 0183
South Africa
(PO Box 9229, Pretoria, 0001)

Sponsor

Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)
3rd Floor, 3 Exchange Square
87 Maude Street
Sandton, 2196
South Africa
(Private Bag X9933, Sandton, 2146)

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
South Africa
(PO Box 61051, Marshalltown, 2107)

Financiers of the unbundling

Rand Merchant Bank,
a division of FirstRand Bank Limited
(Registration number 1929/001225/06)
1 Merchant Place
Fredman Drive
Sandton, 2196
South Africa
(PO Box 786273, Sandton, 2146)

Independent technical adviser

Steffen, Robertson and Kirsten Consulting (South Africa) (Proprietary) Limited
(Registration number 1995/012890/07)
SRK House
265 Oxford Road
Illovo, 2196
South Africa
(PO Box 55291, Northlands, 2116)

Independent reporting accountants

Deloitte & Touche
Chartered Accountants (SA)
Registered Auditors
Deloitte Place
The Woodlands
20 Woodlands Drive
Woodmead, 2146
South Africa
(Private Bag X6, Gallo Manor, 2052)

Attorneys

Deneys Reitz Inc.
(Registration number 1984/003385/21)
82 Maude Street
Sandton, 2196
South Africa
(PO Box 784903, Sandton, 2146)

Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Johannesburg, 2196
South Africa
(PO Box 61771, Marshalltown, 2107)

Commercial banker

Absa Bank Limited
(Registration number 1986/004794/06)
Absa Towers East
3rd Floor, 170 Main Street
Johannesburg, 2001
South Africa
(PO Box 7735, Johannesburg, 2000)

Financiers of the unbundling

Nedbank Group Limited
(Registration number 1966/010630/06)
135 Rivonia Road
Sandown, 2196
South Africa
(PO Box 1144, Johannesburg, 2000)

Registered office of the ultimate holding company

Anglo American plc
(Registration number 3564138)
20 Carlton House Terrace
London, SW1Y 5AN
United Kingdom

Shareholders are encouraged to make use of the toll free Kumba Iron Ore Shareholders' Information Line for assistance regarding the contents of this pre-listing statement

Kumba Iron Ore Shareholder Information Line

0800 202 361

(or +27 11 870-8222 if you are calling from outside South Africa)

This service will be in operation from

9 October 2006 until 1 December 2006

(Both dates inclusive)

Computershare

Please note that your call may be recorded for security purposes

This suite of documents includes:

- Kumba Resources Limited Circular to Shareholders.
- Exxaro Resources Limited Revised Listing Particulars (includes: An independent technical report on the material properties of Exxaro Resources Limited).
- Kumba Iron Ore Limited Pre-listing Statement (includes: Kumba Iron Ore Limited Competent Person's Report).

Further information may be viewed at www.kumbaresources.com

DISCLAIMER

The release, publication or distribution of this pre-listing statement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this pre-listing statement is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This pre-listing statement does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful.

The Kumba Iron Ore shares which will be distributed in the unbundling will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US state securities commission has approved or disapproved the Kumba Iron Ore shares or passed comment or opinion upon the accuracy or adequacy of this pre-listing statement. Any representation to the contrary is a criminal offence in the US.

This pre-listing statement contains statements about Kumba Iron Ore that are or may be forward looking statements. All statements, other than statements of historical facts included in this pre-listing statement, may be forward looking statements. Any statements preceded or followed by or that include the words "forecasts", "believes", "expects", "prediction", "will", "may", "anticipates" or similar expression or the negative thereof are forward looking statements.

Forward looking statements include statements relating to the following:

- future capital expenditures, acquisitions, divestitures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;
- business and management strategies and the expansion and growth of Kumba Iron Ore; and
- the effects of Government regulation on Kumba Iron Ore's businesses.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to Kumba Iron Ore or any member of Kumba Iron Ore or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

Kumba Iron Ore expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such forward looking statement is based.

RISK FACTORS

Kumba Iron Ore's business, financial position, results of operation, growth, strategies and dividend policy could be materially adversely affected by risks, including any of those set out below. These risks could also have an adverse effect on the trading price of the Kumba Iron Ore shares.

The risks described below are not the only risks faced by Kumba Iron Ore. Additional risks not presently known to Kumba Iron Ore or that the directors currently deem immaterial may also impair Kumba Iron Ore's business operations.

These risk factors should be read in conjunction with the rest of this pre-listing statement.

RISKS RELATING TO KUMBA IRON ORE'S BUSINESS AND THE MINING INDUSTRY IN SOUTH AFRICA

Mineral resources and reserves

The information presented in this pre-listing statement on the mineral resources and reserves of Kumba Iron Ore is based on the Competent Persons' Report attached hereto in Appendix 13. The Competent Persons' Report has been prepared using information as at a specific date. Should any of the assumptions on which that report is based prove to be incorrect, the amounts may be adjusted accordingly.

Mining exploration and projects

In order to expand its operations and mineral resources and reserve base, Kumba Iron Ore relies on its exploration programme and its ability to develop mining projects. Resource exploration and development are speculative in nature, characterised by a number of significant risks.

Further exploration on, and development of, mines and exploration projects will require additional capital which capital will need to be sourced as required. The current buoyant construction market in South Africa may see an increase in the cost of capital required for major construction projects.

Mining operations

The mining operations of Kumba Iron Ore are subject to the risks and hazards that are normally encountered in such open cast mining operations. These risks include environmental hazards, such as unexpected geological pressures and ground subsidence, and operational risks relating to materials handling, industrial accidents, blasting and removing material from an open cast pit. If any of these risks should materialise, such event could delay production, increase production costs and result in an increase in the liabilities of Kumba Iron Ore.

Mining operations, development and exploration activities are further subject to extensive legislation and regulations. Changes in this regulatory environment could increase Kumba Iron Ore's cost of production and, as in most other businesses, its failure to adhere thereto, could result in the revocation of the consents, licenses and rights that it requires to conduct its business.

Growth prospects

Sishen mine is under a contractual obligation to deliver up to 6.25Mtpa of iron ore to Mittal Steel at a price which recovers the cost of production plus 3%. Mittal Steel may, with proper notice, procure iron ore for use within South Africa in excess of 6.25Mtpa at a price and on terms and conditions to be negotiated in good faith. Under certain circumstances, Mittal Steel has the right to participate in and proportionately fund future SIOC iron ore expansion projects or new projects in South Africa. The terms and conditions of the existing supply agreement apply *mutatis mutandis* to such participation. The participation, terms, conditions and price have not been agreed and are currently the subject of discussions with Mittal Steel. The contract with Mittal Steel runs to the end of the life of mine, currently expected to be 2028.

Labour

Kumba Iron Ore is, to a great extent, reliant on the large number of persons employed in its operations. The availability of skills in the mining industry, especially artisans, may have an impact on current production and future growth in the industry.

Unionised operations are exposed to the risks posed by organised labour disruption and disputes. The Company's production costs may also be increased as a result of increases in wages and employee benefits.

The incidence of AIDS in South Africa is high and may adversely impact on the operations of Kumba Iron Ore through potentially reduced productivity and increased medical and other costs.

Environmental risks

The operations of Kumba Iron Ore are subject to environmental legislation and regulations. If any of the legislation or regulations should be changed, Kumba Iron Ore's production costs could be increased.

Commodity price fluctuations

Iron ore prices typically lag the steel commodity cycle by approximately 18 months. Iron ore prices are negotiated annually with the major international steel producers. Kumba Iron Ore normally follows the international price settlements in its annual price negotiations with its clients.

Currency fluctuations

Iron ore prices are normally determined in US$ terms and Kumba Iron Ore negotiates iron ore prices in US$ terms with its customers. Strengthening or weakening of the US$ therefore could have a significant effect on the financial position and financial results of Kumba Iron Ore.

Risks related to the mining industry in South Africa

South Africa has enacted legislation that promotes the ownership and control of mining companies by HDSAs as set out in the Mining Charter. The legislation enacted in South Africa at present, requires all mining companies to convert the rights that they held under the previous legislation into rights under the new legislation. Kumba Iron Ore has commenced application for conversion of its old order mineral rights to new order mining rights. The Kumba Resources empowerment transaction referred to in this pre-listing statement has been structured to satisfy the equity ownership requirements of the Mining Charter.

Rail and port

Kumba Iron Ore does not own or operate any of its logistical chain assets and exports its iron ore to its international customers through a single channel rail and port. Labour and other operational risks associated with the management of the rail operators' assets fall outside the scope of Kumba Iron Ore's direct control.

TABLE OF CONTENTS

The definitions commencing on page 7 of this pre-listing statement have been used in this table of contents

IMPORTANT DATES AND TIMES

	2006
The Kumba Resources general meeting at 10:00, on	Thursday, 2 November
Results of the Kumba Resources general meeting released on SENS, on	Thursday, 2 November
Results of the Kumba Resources general meeting published in the South African press, on	Friday, 3 November
Last day to trade in Kumba Resources shares on the JSE to participate in the unbundling, on	Friday, 17 November
Kumba Resources shares trade "ex" the entitlement to the Kumba Iron Ore distribution shares, on	Monday, 20 November
Listing of Kumba Iron Ore from the commencement of trade, on	Monday, 20 November
Record date to participate in the unbundling, on	Friday, 24 November
Kumba Iron Ore share certificates to be posted to Kumba Resources certificated shareholders, on	Monday, 27 November
Safe custody accounts to be credited at the CSDP or broker in the case of Kumba Resources shareholders who have dematerialised their Kumba Resources shares, on	Monday, 27 November

Notes:

1. The definitions and interpretations commencing on page 7 of this pre-listing statement apply, *mutatis mutandis*, to this information on important dates and times.
2. All times given in this pre-listing statement are South African local times.
3. The above dates and times are subject to amendment. Any amendments to the dates and times will be released on SENS and published in the South African press.
4. Kumba Resources shareholders may not dematerialise or rematerialise their existing Kumba Resources shares after Friday, 17 November 2006.
5. New Kumba Iron Ore share certificates can be dematerialised from Monday, 27 November 2006.

DEFINITIONS

In this pre-listing statement and the appendices hereto, unless otherwise stated or the context otherwise requires, a reference to the singular includes the plural and *vice versa*, words denoting one gender include the others, words denoting natural persons include legal persons and associations of persons and *vice versa* and the words in the first column have the meanings stated opposite them in the second column:

"ADR"	American Depositary Receipt;
"ADS"	American Depositary Share;
"Anglo American plc"	Anglo American plc (registration number 3564138), a public company duly registered and incorporated with limited liability in accordance with the company laws of England and Wales, the ordinary shares of which are listed on the London Stock Exchange plc (primary listing), the JSE, the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange;
"Anglo American plc group"	Anglo American plc and all of its subsidiaries, whether held directly or indirectly;
"ASAC"	Anglo South Africa Capital (Proprietary) Limited (registration number 1999/002391/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and an indirectly wholly-owned subsidiary of Anglo American plc;
"articles"	the articles of association of Kumba Iron Ore;
"Australian dollar" or "A$"	the currency of Australia;
"BEE"	Black Economic Empowerment;
"business day"	any day, other than a Saturday, a Sunday or official public holiday in South Africa;
"certificated shareholders"	holders of certificated shares, being shares, which have not been surrendered for dematerialisation in terms of the requirements of STRATE, title to which is represented by physical documents of title;
"Charter Scorecard"	the scorecard for the Mining Charter published pursuant to section 100(2)(a) of the Mineral and Petroleum Resources Development Act, 2002, under Government Gazette (number 26661 of 13 August 2004) as amended or replaced from time to time;
"CIPRO"	the Companies and Intellectual Property Registration Office, formerly the Registrar of Companies;
"Computershare" or "transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (registration number 2004/003647/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and the transfer secretaries of Kumba Iron Ore;
"Companies Act"	the Companies Act, No. 61 of 1973, as amended;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"the conditions precedent"	the conditions precedent to the unbundling and the listing set out in paragraph 2.4 of this pre-listing statement;
"CSDP"	a Central Securities Depository Participant, a participant as defined in section 1 of the Securities Services Act, No. 36 of 2004;
"DBP"	Deferred Bonus Plan 2006;

"dematerialisation"	the process whereby share certificates and any other documents of title to shares in a tangible form are dematerialised into electronic records for the purposes of STRATE;
"dematerialised shareholder"	a holder of shares which have been incorporated into STRATE and the ownership of which are no longer evidenced by physical documents of title but by electronic records;
"Deutsche Securities"	Deutsche Securities (SA) (Proprietary) Limited (registration number 1995/011798/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"Depositary"	The Bank of New York;
"documents of title"	share certificates, certified transfer deeds, balance receipts or any other documents of title to certificated shares;
"EPS"	earnings per share;
"Euro" or "€"	the currency of the Euro zone countries;
"Exchange Control"	the Exchange Control Department of the South African Reserve Bank;
"Exchange Control Regulations"	Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the Currency and Exchanges Act, No. 9 of 1933;
"Exxaro"	Kumba Resources whose name will be changed to Exxaro Resources Limited, subject to the passing of the resolutions to be proposed at the Kumba Resources general meeting and the registration thereof by CIPRO;
"GBP" or "£"	the currency of the United Kingdom;
"Government"	the Government of South Africa;
"HDSA"	historically disadvantaged South African, being any natural person, a category or community of persons, an unincorporated entity or association, a trust, a company or a corporate entity (other than a trust) disadvantaged in law by unfair discrimination before the Constitution of the Republic of South Africa Act, No. 200 of 1993, came into operation;
"Hong Kong Dollar" or "HK$"	the currency of Hong Kong;
"IDC"	the Industrial Development Corporation of South Africa Limited (registration number 1940/014201/06), a body corporate created under section 2 of the Industrial Development Act, No. 22 of 1940;
"Income Tax Act"	the Income Tax Act, No. 58 of 1962, as amended;
"independent technical adviser"	Steffen, Robertson and Kirsten Consulting (South Africa) (Proprietary) Limited (registration number 1995/012890/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"Iscor"	Iscor Limited – refer to the definition of Mittal Steel below;
"JSE"	the JSE Limited (registration number 2005/022939/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, licensed as an exchange under the Securities Services Act, No. 36 of 2004;
"Kumba International BV"	Kumba International BV (registration number 34218341), an unlisted public company duly registered and incorporated with limited liability in accordance with the company laws of the Netherlands and an indirect wholly-owned subsidiary of SIOC;

"Kumba Iron Ore" or "the Company"	Kumba Iron Ore Limited (formerly Vicva 177 (Proprietary) Limited) (registration number 2005/015852/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and a wholly-owned subsidiary of Kumba Resources, the ordinary shares of which will be listed on the JSE, pursuant to the unbundling;
"Kumba Iron Ore ADR"	an ADR evidencing one Kumba Iron Ore ADS;
"Kumba Iron Ore ADS"	an ADS evidencing one Kumba Iron Ore share;
"Kumba Iron Ore board" or "the board"	the board of directors of Kumba Iron Ore;
"Kumba Iron Ore Deposit Agreement"	the deposit agreement in respect of the Kumba Iron Ore ADR facility to be entered into among the Depositary, Kumba Iron Ore and the holders of the Kumba Iron Ore ADRs;
"Kumba Iron Ore directors" or "the directors"	the directors of Kumba Iron Ore;
"Kumba Iron Ore distribution shares"	Kumba Iron Ore shares distributable to each Kumba Resources shareholder in terms of the unbundling, in the ratio of one Kumba Iron Ore share for every Kumba Resources share held at the close of trade on the record date;
"Kumba Iron Ore group" or "the Group"	Kumba Iron Ore and all of its subsidiaries, whether direct or indirect;
"Kumba Resources Scheme"	the current Kumba Resources Management Share Option and Deferred Purchase Scheme;
"Kumba Iron Ore Scheme"	the current Kumba Resources Management Share Option and Deferred Purchase Scheme;
"Kumba Iron Ore shareholders"	holders of Kumba Iron Ore shares;
"Kumba Iron Ore shares"	ordinary shares having a par value of one cent each in the issued share capital of Kumba Iron Ore;
"Kumba Resources"	Kumba Resources Limited (registration number 2000/011076/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, the ordinary shares of which are listed on the JSE and which is to be renamed Exxaro subject to, *inter alia,* the approval of Kumba Resources shareholders;
"Kumba Resources ADR"	an ADR evidencing one Kumba Resources ADS;
"Kumba Resources ADS"	an ADS evidencing one Kumba Resources share;
"Kumba Resources Deposit Agreement"	the deposit agreement in respect of the Kumba Resources ADR facility entered into among the Depositary, Kumba Resources and the owners and beneficial owners of the Kumba Resources ADRs;
"Kumba Resources empowerment transaction"	the series of transactions detailed in the Kumba Resources circular resulting in, *inter alia,* the creation of South Africa's largest black-owned, controlled and managed company, Kumba Resources (to be renamed Exxaro), and the unbundling and subsequent listing of Kumba Iron Ore;
"Kumba Resources circular"	the circular to Kumba Resources shareholders, dated 9 October 2006 and all annexures and attachments thereto;
"the Kumba Resources general meeting"	the general meeting of Kumba Resources shareholders to be held on Thursday, 2 November 2006 at 10:00, at the registered office of Kumba Resources, Roger Dyason Road, Pretoria West;
"Kumba Resources revised listing particulars"	the document to Kumba Resources shareholders, dated 9 October 2006 and all annexures and attachments thereto;

"Kumba Resources shareholders"	holders of Kumba Resources shares;
"Kumba Resources shares"	ordinary shares with a par value of one cent each in the issued share capital of Kumba Resources;
"last practicable date"	the last practicable date prior to the finalisation of this pre-listing statement, being Thursday, 7 September 2006;
"Listings Requirements"	the Listings Requirements of the JSE in force as at the date of this pre-listing statement;
"listing"	the listing of Kumba Iron Ore on the JSE pursuant to the unbundling;
"LTIP"	Long Term Incentive Plan 2006;
"Mining Charter"	the broad-based socio-economic empowerment charter for the South African mining industry, developed under section 100 of the Mineral and Petroleum Resources Development Act, 2002, together with the Charter Scorecard and any amended or replacement Mining Charter and/or Charter Scorecard from time to time;
"Mittal Steel"	Mittal Steel South Africa Limited (registration number 1989/002164/06), formerly Ispat Iscor, formerly Iscor, a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, the ordinary shares of which are listed on the JSE;
"Mt"	million metric tonnes;
"Mtpa"	million metric tonnes per annum;
"own name dematerialised shareholders"	shareholders that have dematerialised their shares through a CSDP and have instructed the CSDP to hold their shares in their own name on the sub-register (i.e. the list of shareholders maintained by the CSDP and forming part of the register);
"participating employees"	all permanent employees of Kumba Iron Ore or any of its subsidiaries employed in South Africa, or any other country designated by the Kumba Iron Ore board, who do not participate in existing employee share schemes and the majority of whom are HDSAs;
"the Plans"	Kumba Iron Ore's employee share incentive plans, collectively; SAR, LTIP and DBP;
"this pre-listing statement" or "the pre-listing statement"	this Kumba Iron Ore pre-listing statement dated Monday, 9 October 2006 and all the appendices hereto;
"Rand" or "R"	the currency of South Africa;
"Reconstruction" or "Take-over"	any take-over, merger or reconstruction however effected, including a reverse take-over, re-organisation or scheme of arrangement sanctioned by the court or other corporate action, but does not include any event which consists of or is part of an internal reconstruction of the Company or any participating company which does not involve any change in control of the Company;
"record date"	the record date to participate in the unbundling, which is expected to be Friday, 24 November 2006;
"register"	the register of shareholders of Kumba Resources;
"resolutions"	the ordinary and special resolutions required to be approved by Kumba Resources shareholders to implement a series of transactions including the unbundling as detailed in the Kumba Resources circular;
"SAR"	Share Appreciation Rights Scheme 2006;
"SEC"	the US Securities and Exchange Commission;
"SIOC"	Sishen Iron Ore Company (Proprietary) Limited (registration number 2000/011085/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and a wholly-owned subsidiary of Kumba Resources;

"SIOC Community Development SPV"	Main Street 392 (Proprietary) Limited (registration number 2005/040145/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"SIOC Community Development Trust"	SIOC Community Development Trust, masters reference number IT10454/06, a trust established for the ultimate benefit of communities and community-based projects in the Northern Cape and Limpopo Provinces and potentially in other areas in which SIOC conducts mining operations;
"SIOC ESPS"	the Employee Share Participation Scheme of five years to be established for the benefit of participating employees of SIOC and whose beneficiaries will be mainly HDSAs;
"SIOC ESPS Trust"	SIOC Employee Share Participation Scheme Trust, masters reference number IT10288/06, a trust established for the purpose of holding SIOC shares for the benefit of participating employees;
"SIOC shares"	ordinary shares with a par value of 0.01 cent each in the issued share capital of SIOC;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"STRATE"	STRATE Limited (registration number 1998/022242/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and which is a registered central securities depository;
"subsidiary"	a subsidiary as defined in the Companies Act;
"Transaction Framework Agreement"	the framework agreement concluded on 12 October 2005 between ASAC, Anglo Operations Limited, Anglo American SA Finance Limited, Kumba Resources, Eyesizwe Mining (Proprietary) Limited, Eyesizwe Holdings (Proprietary) Limited, Dreamvision Investments 15 (Proprietary) Limited, IDC, Eyabantu Capital (Proprietary) Limited, Eyabantu Capital Consortium (Proprietary) Limited, Tiso Group (Proprietary) Limited, Morning Tide Investments 168 (Proprietary) Limited, South African Women in Mining Association and Basadi ba Kopane Investments (Proprietary) Limited, as amended and reinstated;
"Transnet"	Transnet Limited (registration number 1990/000900/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"UK"	United Kingdom;
"unbundling"	the proposed unbundling of Kumba Iron Ore by way of a distribution *in specie* of the Kumba Iron Ore distribution shares in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act in the ratio of one Kumba Iron Ore distribution share for every Kumba Resources share held at the close of business on the record date, to be effected by way of a reduction to Kumba Resources share premium and the listing of Kumba Iron Ore in the "Basic Materials – General Mining" sector of the JSE list;
"US"	United States of America;
"US Exchange Act"	the US Securities Exchange Act of 1934, as amended;
"US Securities Act"	the US Securities Act of 1933, as amended;
"United States dollar" or "US$"	the currency of the United States of America;
"Unvested Conditional Awards"	a conditional award of shares granted to an employee in terms of the LTIP;
"Unvested Matching Awards"	a conditional award of shares made to a participant under the DBP;
"Unvested Share Appreciation Rights"	a right to receive shares in terms of the SAR to the value of the difference between the exercise price and the grant price; and
"VAT"	value-added tax levied in terms of the Value-Added Tax Act, No. 89 of 1991.

SALIENT FEATURES

This summary contains the salient features of the unbundling and listing of Kumba Iron Ore, detailed in this pre-listing statement, which should be read in its entirety for a full and proper appreciation hereof. The definitions commencing on page 6 of this pre-listing statement apply also to the salient features. The pre-listing statement should be read in conjunction with the Kumba Resources circular and the Kumba Resources revised listing particulars, which accompany this pre-listing statement.

1. INTRODUCTION

It was announced on SENS on Thursday, 13 October 2005 that, *inter alia,* Anglo American plc and Kumba Resources had entered into a binding Transaction Framework Agreement regarding a series of transactions which, if implemented, would result in:

- the creation of South Africa's largest black-owned, controlled and managed company, via Kumba Resources; and
- following the unbundling of Kumba Iron Ore, the creation of a pure play listed iron ore company, which will own 74% of SIOC, the balance of which will be black-owned on implementation of the Kumba Resources empowerment transaction.

Pursuant to the implementation of the series of transactions detailed in the Kumba Resources circular, Kumba Resources will be renamed Exxaro. This change of name is subject to the approval of Kumba Resources shareholders in the Kumba Resources general meeting and the registration of the special resolution by CIPRO.

Full details of the Kumba Resources empowerment transaction, including the unbundling of Kumba Iron Ore, are set out in the Kumba Resources circular which accompanies this pre-listing statement. Similarly, information in respect of Exxaro is set out in the Kumba Resources revised listing particulars, which accompanies this pre-listing statement.

The purpose of the pre-listing statement is to:

- provide information relating to Kumba Iron Ore, its operations and its directors and management; and
- set out the historical *pro forma* financial information relating to Kumba Iron Ore.

2. RATIONALE FOR THE UNBUNDLING AND LISTING OF KUMBA IRON ORE

The unbundling and listing of Kumba Iron Ore is a key component of the Kumba Resources empowerment transaction announced in October 2005. The rationale for the broader transaction and by extension for the listing of Kumba Iron Ore, is to create meaningful and sustainable broad-based empowerment. Further information on the rationale for the Kumba Resources empowerment transaction has been set out in the Kumba Resources circular.

On the implementation date of the Kumba Resources empowerment transaction, through SIOC, Kumba Iron Ore will have met the 2014 equity ownership requirements of the Mining Charter. Kumba Iron Ore has commenced application for conversion of its old order mineral rights to new order mining rights.

On listing, Kumba Iron Ore will become:

- the only pure play iron ore company listed on the JSE; and
- a subsidiary of Anglo American plc.

3. NATURE OF BUSINESS AND GROUP STRUCTURE

Kumba Iron Ore is a leading producer of high grade iron ore and ranks as the fourth largest supplier of seaborne iron ore in the world. Currently, approximately 73% of Kumba Iron Ore's total annual production is exported to 30 major customers in various geographical regions.

The Kumba Iron Ore group structure, after the unbundling and listing, will be as depicted below:



IDC
Anglo American plc*
Minorities
13.4%
64.9%
21.7%
Kumba Iron Ore*
74%
SIOC
20%
Exxaro*
26%
BEE
ownership
SIOC Community Development Trust
3%
SIOC ESPS
3%
* Listed on the JSE

4. **GROWTH PROSPECTS**

Kumba Iron Ore has extensive brownfield and greenfield opportunities to expand its iron ore production from the current 32Mtpa to 42Mtpa by 2009 and to 70Mtpa by 2015. These opportunities are detailed in paragraph 3.8 of this pre-listing statement.

5. **THE UNBUNDLING AND LISTING**

Subject to the fulfilment of the conditions precedent, set out in paragraph 7 below, Kumba Resources will distribute the Kumba Iron Ore distribution shares to its shareholders through the unbundling.

The proposed unbundling of Kumba Iron Ore will be effected by way of a distribution of the Kumba Iron Ore distribution shares (*in specie*) in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act in the ratio of one Kumba Iron Ore distribution share for every Kumba Resources share held at the close of business on the record date, to be effected by way of a reduction to Kumba Resources share premium account..

The Listing Committee of the JSE has agreed to the listing of a maximum of 321 352 801 Kumba Iron Ore shares in the "Basic Materials – General Mining" sector of the JSE list under the abbreviated name "Kumba", with effect from the commencement of trade on or about Monday, 20 November 2006. The exact number of Kumba Iron Ore shares to be listed will be determined immediately prior to the listing and is dependent on the number of Kumba Resources share options that will be exercised between the last practicable date and the last day to trade in Kumba Resources shares on the JSE to participate in the unbundling.

6. **KUMBA IRON ORE ADR AND ADS PROGRAMME**

Subject to the SEC's grant of an exemption from certain of the US Exchange Act's reporting requirements and compliance with other applicable US securities laws, it is expected that the Kumba Iron Ore ADRs will be issued under the Kumba Iron Ore Deposit Agreement. Each Kumba Iron Ore ADR will evidence one Kumba Iron Ore ADS, which will represent one Kumba Iron Ore share. It is expected that, after the unbundling, the holders of Kumba Resources ADRs on the record date will become holders of Kumba Iron Ore ADRs as well.

7. **CONDITIONS PRECEDENT TO THE UNBUNDLING AND LISTING**

The listing of Kumba Iron Ore is subject to the fulfilment of certain conditions precedent including, *inter alia*:

7.1 approval by the Kumba Resources shareholders in a general meeting of the unbundling and the other series of transactions, as detailed in the Kumba Resources circular; and

7.2 the fulfilment of the conditions precedent as detailed in the Kumba Resources circular.

8. COMPETENT PERSONS' REPORT

The Competent Persons' Report, issued by the independent technical adviser, detailing the mining assets of Kumba Iron Ore is attached as Appendix 13 to this pre-listing statement. A Competent Persons' Report, detailing Exxaro's mineral and exploration assets, is available on Kumba Resources website (www.kumbaresources.com). Kumba Iron Ore's Competent Persons' Report will be available for inspection in terms of paragraph 16 of this pre-listing statement.

9. RECEIPT OF KUMBA IRON ORE SHARES

Kumba Resources shareholders recorded in the register on the record date will be entitled to receive the Kumba Iron Ore distribution shares.

The attention of Kumba Resources shareholders is drawn to the fact that those shareholders holding Kumba Resources shares in certificated form will receive share certificates in respect of the Kumba Iron Ore distribution shares and will be required to dematerialise such share certificates in order to trade their Kumba Iron Ore shares on the JSE.

Kumba Resources shareholders holding Kumba Resources shares in dematerialised form will have their safe custody accounts with their CSDP or broker credited in respect of the Kumba Iron Ore distribution shares.

10. ADDITIONAL COPIES OF THE PRE-LISTING STATEMENT

Copies of the pre-listing statement are available in English only and may be obtained during normal business hours from Monday, 9 October 2006 to Thursday, 2 November 2006 from the registered office of Kumba Iron Ore and the sponsor whose addresses are set out in the "Corporate information" section of the pre-listing statement, as well as from all other broking members of the JSE.

KUMBA IRON ORE

Kumba Iron Ore Limited

A member of the Anglo American plc group
(Formerly Vicva 177 (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2005/015852/06)
Share code: KIO ISIN: ZAE000085346

PRE-LISTING STATEMENT

1. INTRODUCTION

It was announced on SENS on Thursday, 13 October 2005 that, *inter alia*, Anglo American plc and Kumba Resources had entered into a binding Transaction Framework Agreement regarding a series of transactions which, if implemented, would result in:

- the creation of South Africa's largest black-owned, controlled and managed company, via Kumba Resources; and
- following the unbundling of Kumba Iron Ore, the creation of a pure play listed iron ore company, which will own 74% of SIOC, the balance of which will be black-owned on implementation of the Kumba Resources empowerment transaction.

Pursuant to the implementation of the series of transactions detailed in the Kumba Resources circular, Kumba Resources will be renamed Exxaro. This change of name is subject to the approval of Kumba Resources shareholders in the Kumba Resources general meeting and the registration of the special resolution by CIPRO.

Full details of the Kumba Resources empowerment transaction, including the unbundling of Kumba Iron Ore, are set out in the Kumba Resources circular which accompanies this pre-listing statement. Similarly, information in respect of Exxaro is set out in the Kumba Resources revised listing particulars, which accompanies this pre-listing statement.

This pre-listing statement has been prepared on the assumption that the resolutions detailed in the notice of the Kumba Resources general meeting forming part of the Kumba Resources circular, which accompanies this pre-listing statement, will be passed at the Kumba Resources general meeting to be held at 10:00 on Thursday, 2 November 2006, and that the unbundling of Kumba Iron Ore, details of which are reflected in the Kumba Resources circular, will be implemented.

The purpose of this pre-listing statement is to:

- provide information relating to Kumba Iron Ore, its operations and its directors and management; and
- set out the historical *pro forma* financial information relating to Kumba Iron Ore.

2. THE UNBUNDLING AND LISTING

2.1 Rationale for the unbundling and listing of Kumba Iron Ore

The unbundling and listing of Kumba Iron Ore is a key component of the Kumba Resources empowerment transaction announced in October 2005. The rationale for the broader transaction, and by extension for the listing of Kumba Iron Ore, is to create meaningful and sustainable broad-based empowerment. Further information on the rationale for the Kumba Resources empowerment transaction has been set out in the Kumba Resources circular.

On the implementation date of the Kumba Resources empowerment transaction, through SIOC, Kumba Iron Ore will have met the 2014 equity ownership requirements of the Mining Charter. Kumba Iron Ore has commenced application for conversion of its old order mineral rights to new order mining rights.

On listing, Kumba Iron Ore will become:

- the only pure play iron ore company listed on the JSE; and
- a subsidiary of Anglo American plc.

2.2 Details of the unbundling and listing

Subject to the fulfilment of the conditions precedent, set out in paragraph 2.4 below, Kumba Resources will distribute the Kumba Iron Ore distribution shares to its shareholders through the unbundling.

The proposed unbundling of Kumba Iron Ore will be effected by way of a distribution of the Kumba Iron Ore distribution shares (*in specie*) in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act in the ratio of one Kumba Iron Ore distribution share for every Kumba Resources share held at the close of business on the record date, to be effected by way of a reduction to Kumba Resources share premium account.

The Listing Committee of the JSE has agreed to the listing of a maximum of 321 352 801 Kumba Iron Ore shares in the "Basic Materials – General Mining" sector of the JSE list under the abbreviated name "Kumba", with effect from the commencement of trade on or about Monday, 20 November 2006. The exact number of Kumba Iron Ore shares to be listed will be determined immediately prior to the listing and is dependent on the number of Kumba Resources share options that will be exercised between the last practicable date and the last day to trade in Kumba Resources shares on the JSE to participate in the unbundling.

2.3 Overseas shareholders of Kumba Resources and Kumba Resources ADR holders

2.3.1 United States

The Kumba Iron Ore distribution shares will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US federal or state securities commission has registered, approved or disapproved the Kumba Iron Ore shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

Kumba Resources shareholders and/or holders of Kumba Resources ADRs who are citizens or residents of the US are advised that the Kumba Iron Ore shares have not been and will not be registered under the US Exchange Act. Kumba Iron Ore expects to obtain an exemption from the registration and reporting requirements of section 12(g) of the US Exchange Act in reliance on Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the US, Kumba Iron Ore will comply with the information supplying requirements of Rule 12g3-2(b), which requires Kumba Iron Ore to furnish to the SEC information that: (i) it has made or is required to make public in South Africa; (ii) it has filed or is required to file with the JSE and which was made public by the JSE; or (iii) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by Kumba Iron Ore may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

Kumba Resources shareholders and/or holders of Kumba Resources ADRs who are affiliates (within the meaning of the US Securities Act) of Kumba Resources or Kumba Iron Ore before the unbundling or are affiliates of Kumba Resources or Kumba Iron Ore after the unbundling will be subject to timing, manner of sale and volume restrictions on the sale of Kumba Iron Ore shares received in connection with the unbundling under Rule 145(d) under the US Securities Act.

Subject to the SEC's grant of an exemption under Rule 12g3-2(b) under the US Exchange Act, it is expected that the Kumba Iron Ore ADSs representing the Kumba Iron Ore shares will be issued pursuant to the Kumba Iron Ore Deposit Agreement, which will be substantially similar to the Kumba Resources Deposit Agreement, and registered on a registration statement on Form F-6 under the US Securities Act. Copies of these documents and the exhibits thereto may be obtained from the public reference facilities maintained by the SEC in Washington, DC without charge.

Each Kumba Iron Ore ADS will represent one Kumba Iron Ore share. It is expected that, immediately after the unbundling, the holders of Kumba Resources ADRs on the record date will become holders of Kumba Iron Ore ADRs as well.

The Kumba Iron Ore ADRs, if issued, are expected to trade in the US over-the-counter market. Kumba Iron Ore does not intend to list the Kumba Iron Ore shares on a US securities exchange or quote the Kumba Iron Ore shares on The National Association of Securities Dealers' Automated Quotation system or on any other inter-dealer quotation system in the US.

2.3.2 Other jurisdictions

Any person who is resident or who has a registered address in, or is a citizen of, any jurisdiction outside South Africa and who is entitled to receive Kumba Iron Ore distribution shares should consult their professional advisers and satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

Kumba Resources shareholders with a registered address in Canada, Japan, Australia, Republic of Ireland or any other jurisdiction into which Kumba Iron Ore is advised that the issue of Kumba Iron Ore distribution shares would or may infringe the laws of such jurisdiction, or necessitate compliance with any special requirement, shall not be issued with any Kumba Iron Ore distribution shares. The Kumba Iron Ore shares to which each such excluded foreign shareholder would be entitled to receive in accordance with their *pro rata* holding of Kumba Resources shares will be aggregated and disposed of on the JSE by the transfer secretaries on behalf of and for the benefit of such foreign shareholder as soon as reasonably practicable after the effective date for the unbundling at the best price which can reasonably be obtained at the time of sale. CSDPs will be responsible for informing the transfer secretaries of all dematerialised shares held by them on behalf of any such excluded foreign shareholders. The transfer secretaries will determine which certificated shareholders are such excluded foreign shareholders.

Such excluded foreign shareholders will, in respect of their entitlement to Kumba Iron Ore shares, receive the average consideration per share (net of sale and currency conversion costs) at which all foreign excluded shareholders' Kumba Iron Ore shares were disposed of. The average consideration will be calculated and the consideration due to each such foreign excluded shareholder will only be paid only once all such Kumba Iron Ore shares have been disposed of.

2.4 Conditions precedent

The listing of Kumba Iron Ore is subject to the fulfilment of certain conditions precedent including, *inter alia*:

2.4.1 approval by the Kumba Resources shareholders in a general meeting of the unbundling and the other series of transactions, as detailed in the Kumba Resources circular; and

2.4.2 the fulfilment of the conditions precedent as detailed in the Kumba Resources circular.

3. INFORMATION ON KUMBA IRON ORE

3.1 History of Kumba Resources

In 2001 Kumba Resources was unbundled from its former parent South African Government-owned Iscor (renamed Mittal Steel with effect from 11 March 2005) and was listed on the JSE in the same year. Iscor had been the major integrated South African steel producer for more than 70 years and its mining division, Iscor Mining, had provided security of iron ore supply for its steel mills.

Iscor's first mine, Thabazimbi mine, was established in the Limpopo Province in 1932 to supply iron ore to the Pretoria Works steel plant, where the first steel was cast in 1934. Sishen mine was established in the Northern Cape Province in 1954 as a mine that served Iscor only. In 1976, however, the South African Government invested in the infrastructure to enable the export of iron ore from the Sishen mine via the Sishen-Saldanha rail link and port facility. This opened up a new era of growth for the iron ore business.

In 1989, Iscor was privatised and in 2001 was unbundled into two separately listed mining and steel companies, namely Kumba Resources and Iscor, respectively. At the time of the unbundling, the mines that had been developed by Iscor for coal, zinc and certain industrial minerals used in steel production, together with its two iron ore mines as well as its heavy mineral interests, became part of Kumba Resources.

Additional historical information on Kumba Resources is available in the Kumba Resources circular and the Kumba Resources revised listing particulars which accompany this pre-listing statement.

3.2 Background to Kumba Iron Ore

Following the Kumba Resources empowerment transaction, Kumba Iron Ore will control 74% of Kumba Resources' iron ore assets through its ownership of 74% in SIOC. Exxaro, being the reconstituted Kumba Resources after the implementation of the series of transactions as set out in the Kumba Resources circular, will retain a 20% shareholding in SIOC with the balance of 6% held by the SIOC ESPS and the SIOC Community Development Trust.

Kumba Iron Ore will thus become a focused producer of high grade iron ore and the fourth largest supplier of seaborne iron ore in the world. Currently, approximately 73% of Kumba Iron Ore's total annual production is exported to 30 major customers in various geographical regions. Kumba Iron Ore's principal operating assets at the time of listing will be the Sishen and Thabazimbi mines. Together, these two mines produce 32Mtpa of iron ore. The combined resources of the two mines exceed 2 billion tonnes of high quality iron ore.

3.3 Overview of the global iron ore industry

3.3.1 The global steel industry as a driver of iron ore demand

The size of the global iron ore market is now more than 1.5 billion tonnes per annum having grown at approximately 12% per annum since the second quarter of 2003.

Figure. 1 Crude steel production 2000 – 2005



1200
1000
800
600
400
200
0
(Mtpa)
2000
2001
2002
2003
2004
2005
World
China

Source: AME Mineral Economics.

Global steel production which represents almost the entire global demand for iron ore, exceeded 1 billion tonnes for the first time in 2004. The rapid expansion of developing economies has driven global consumption of steel to record levels in each of the past five years. China's particularly rapid rate of economic growth has been the main contributor to this phenomenon, but there has also been strong growth in the economies of India and other Asian countries.

Figure. 2 Finished steel per capita consumption



700
600
500
400
300
200
100
0
(Kg/capita)
2000
2001
2002
2003
2004
2005
Japan
EU-25
China
India

Source: AME Mineral Economics.

Current per capita consumption rates of steel in both China and India are low when compared with more industrialised countries.

Figure 2 above underpins forecasts of per capita consumption for steel increasing in these major steel-consuming countries for some years, thereby driving world steel consumption and iron ore demand.

3.3.2 The dynamics of the global iron ore industry

Much of the growth in steel production has taken place in parts of the world where local iron ore is either in short supply or is of inadequate quality to support steel production and additional volumes of seaborne iron ore have thus been required. This has seen volumes of seaborne iron ore increase from 484Mtpa in 2002 to 644Mtpa in 2005. Industry forecasts indicate that volumes of seaborne iron ore will exceed 700Mtpa for the first time in 2006, representing a 10% compound annual growth rate over the four-year period.

The inability of iron ore suppliers to increase production at the same rate as growth in demand has been reflected in successive industry price increases of 9.0%, 18.6% and 71.5%, respectively, during each of the past three years. A further price increase of 19% for the 2006 iron ore year, which runs from 1 April to 31 March each year has, been agreed upon.

Thus, the strength of demand relative to constrained supply growth would appear to support future pricing of seaborne iron ore, thereby incentivising additional capital investments to expand capacity in the sector.

3.3.3 Kumba Iron Ore in the seaborne iron ore market

Kumba Iron Ore has competed successfully in the seaborne iron ore market since the opening of the Sishen-Saldanha export channel in the mid-1970s. Kumba Iron Ore is currently the fourth largest supplier in this 644Mtpa market with exports projected at more than 23.5Mt in 2006. Kumba Iron Ore's current market share in the seaborne trade is approximately 4%, with a share of 10% in the seaborne market for lump ore.

The physical qualities of the Company's ore make it attractive for blending with other lower grade ores at steel mills. This has meant that the Company's iron ore volumes have not experienced cyclical reductions, even in times of weaker demand.

Further advantages for Kumba Iron Ore in the seaborne iron ore market arise from the fact that:

- the iron ore's resistance to breakdown, makes it uniquely suited to multiple handling logistical chains that are typical of markets such as Europe and China;
- Kumba Iron Ore beneficiates most of its iron ore, making its product particularly consistent and thus attractive when compared with unbeneficiated alternatives;
- Kumba Iron Ore currently has an average lump to fines ratio of 62% lump to 38% fine, compared with a representative ratio for its seaborne competitors of 30% lump to 70% fine; and
- the deep water Saldanha Bay export port is well-positioned to service markets in both the Atlantic and Pacific basins at competitive freight rates.

3.4 Overview of operations

3.4.1 Overview of the Sishen mine

Apart from the well developed infrastructure at the mine in the Northern Cape, the Sishen mine benefits from its 861 kilometre rail link to the dedicated bulk handling port of Saldanha. The rail link and the deep water port at Saldanha are of competitive scale and efficiency in world terms and the sustained growth in the tonnage exported from Sishen mine is as a result of close co-operation and planning on a regular basis between Kumba Iron Ore and Transnet, which operates the rail link and port facility. Following a phase of modernisation and optimisation, production at the Sishen mine reached a new high of 28.5Mtpa in 2005.

Sishen mine is under a contractual obligation to deliver up to 6.25Mtpa of iron ore to Mittal Steel at a price which recovers the cost of production plus 3%. Mittal Steel may, with proper notice, procure iron ore for use within South Africa in excess of 6.25Mtpa at a price and on terms and conditions to be negotiated in good faith. Under certain circumstances, Mittal Steel has the right to participate in and proportionately fund future SIOC iron ore expansion projects or new projects in South Africa. The terms and conditions of the existing supply agreement apply *mutatis mutandis* to such participation. The participation, terms, conditions and price have not been agreed and are currently the subject of discussions with Mittal Steel. The contract with Mittal Steel runs to the end of the life of mine, currently expected to be 2028.

Sishen mine historic operating statistics

Production statistics	2006	2005	2004	2003	2002	2001
Tonnes treated (Mtpa)	16.2	31.8	32.8	16.3	32.0	30.9
Waste mined (Mtpa)	25.2	58.6	54.7	30.8	65.4	57.2
Stripping ratio (total waste : total ore)	1.5	1.8	1.7	1.9	2.0	1.8
Overall product plant yield (%)	8.8	90	85	83	82	84
Total production (Mtpa)	**14.2**	**28.5**	**27.9**	**13.5**	**26.2**	**25.9**
Sales (Mtpa)						
Lump	7.5	15.2	14.7	7.7	15.0	15.1
Direct reduction ore	1.1	1.3	1.3	0.6	0.7	0.2
Direct reduction sinter ore	–	1.2	0.7	0.4	0.6	0.6
Coarse sinter	1.1	2.4	2.5	0.7	1.8	1.7
Fine	4.3	8.8	8.3	4.1	8.7	8.7
Total sales	**14.0**	**28.9**	**27.5**	**13.5**	**26.8**	**26.3**

Source: Kumba Resources.

Notes:

2006	1 January to 30 June	(6 months)
2005 and 2004	1 January to 31 December	(12 months)
2003	1 July to 31 December	(6 months)
2002 and 2001	1 July to 30 June	(12 months)

Years reflect changes in financial year-end.

Sishen mine operates under ISO 9002, ISO 14000 and ISO 18001 standards, that relate to Quality Management Systems, Environmental Management Systems and Safety Management Systems, respectively.

3.4.2 Overview of the Thabazimbi mine

The Thabazimbi mine has been in operation for the last 75 years and the mine's production is supplied under a long-term supply agreement to Mittal Steel at a price which recovers the cost of production plus a 3% management fee. Capital expenditure incurred on the Thabazimbi mine is financed by Mittal Steel. The haematite mineral reserves at Thabazimbi mine give the mine a projected life of four years. However, the Phoenix Project which, through the use of new technology, aims to beneficiate significant reserves of banded ironstone in the vicinity of the current operation, is in the bankable feasibility stage and, if approved, could extend the life of the Thabazimbi mine by a further 20 years. Further details of the Phoenix Project are provided in paragraph 3.8.4 below.

Thabazimbi mine historic operating statistics

Production statistics	2006	2005	2004	2003	2002	2001
Tonnes treated (Mtpa)	1.4	3.1	3.1	1.5	2.8	2.7
Waste mined (Mtpa)	9.5	25.0	34.5	19.8	33.2	34.9
Stripping ratio (total waste : total ore)	6.7	7.5	11.2	12.9	12.0	12.8
Overall product plant yield (%)	80	83	81	85	87	89
Total production (Mtpa)	**1.1**	**2.5**	**2.5**	**1.3**	**2.4**	**2.4**
Sales (Mtpa)						
Lump	0.5	1.2	1.3	0.7	1.3	1.3
Fine	0.6	1.3	1.2	0.6	1.1	1.1
Total sales	**1.1**	**2.5**	**2.5**	**1.3**	**2.4**	**2.4**

Source: Kumba Resources.

Notes:

2006	1 January to 30 June	(6 months)
2005 and 2004	1 January to 31 December	(12 months)
2003	1 July to 31 December	(6 months)
2002 and 2001	1 July to 30 June	(12 months)

Years reflect changes in financial year-end.

3.5 Kumba Iron Ore group structure

The Kumba Iron Ore group structure, after the unbundling and listing, will be as depicted below:



IDC
Anglo American plc*
Minorities
13.4%
64.9%
21.7%
Kumba Iron Ore*
74%
Falémé Project
SIOC
20%
Exxaro*
3%
SIOC Community Development Trust
3%
SIOC ESPS
26%
BEE
ownership
Kumba Iron Ore Holdings BV
100%
Kumba International BV
100% owned subsidiaries
Kumba International Trading BV
Kumba Hong Kong Limited
Kumba Shipping Hong Kong Limited
Groler Investments Limited
50%
Trans Orient Ore Supplies Limited
Investments in other companies by SIOC
50% Pietersburg Iron Ore Company (Proprietary) Ltd
50% Zandrivierspoort Project
Operations and projects within SIOC
Sishen mine
SEP 1 Project
SEP 2 Project
Sishen South Project
Export Logistics Channel
Thabazimbi mine
Phoenix Project

Key. ☐ Operational companies ☐ Investment companies ☐ Growth projects ☐ Mines

* Listed on the JSE

3.6 Strategy

Against the background of a market for seaborne iron ore that is projected to remain attractive for some years, Kumba Iron Ore's secure access to additional high quality reserves and to existing infrastructure provides the basis from which to expand rapidly its production capacity. Proven reserves and resources can support an increase in production from the current 32Mtpa to more than 70Mtpa by 2015.

Kumba Iron Ore's strategy will be to grow its volumes and improve its efficiencies to earn competitive returns on capital employed which exceeds its cost of capital, taking external, economic and market conditions into consideration.

Kumba Iron Ore will pursue four strategic thrusts:

– reduce operating expenses to increase the operating margin through pursuing continuous improvement initiatives in all business areas;

- establish and maintain a preferred-supplier status in high-margin iron ore markets by differentiating its high quality products, maintaining consistent quality and delivering superior levels of customer service;
- progress current growth projects and secure new opportunities, to ensure a full pipeline of long-term growth options. The Group's current project pipeline includes a balanced portfolio ranging from early stage studies to implementation phase projects. In addition, exploration activities and technology developments should continue to identify new opportunities; and
- be a responsible corporate citizen in line with the guiding principles of the King II Report on Corporate Governance. The primary focus of the corporate social investment programme is on the social needs of the communities forming an integral part of the Group's mining operations and progressing the objectives of the Charter Scorecard. Kumba Iron Ore also aims continuously to improve safety, health and environmental performance. This forms an integral part of Kumba Iron Ore's commitment to sustainable development.

The focus of Kumba Iron Ore's business development will be to maximise the opportunity represented by its substantial existing brownfields and greenfields project pipeline, thus taking advantage of the current and projected strength in seaborne iron ore markets. The Anglo American plc group supports this approach to business development by Kumba Iron Ore.

3.7 Marketing

The international marketing of iron ore is undertaken through Kumba Iron Ore's offices in Amsterdam and Hong Kong. These offices serve 30 major customers in Europe and Asia. Continuity of supply into China is supported by a stockpile at the deepwater port of Qindao in China, a facility that Kumba Iron Ore has invested in over a number of years.

Staffing at the offshore offices ensures that customers are provided with technical assistance and logistical planning support.

Kumba Hong Kong Limited sells iron ore to customers in China, Japan and Asia and Kumba International Trading BV sells iron ore to customers in Europe. The iron ore sold internationally is sourced from SIOC. Kumba Hong Kong Limited has a joint venture agreement with Macsteel International Limited in Trans Orient Ore Supplies Limited which company sells iron ore into The People's Republic of China, Taiwan and Malaysia.

Kumba Shipping Hong Kong Limited procures shipping and transport on behalf of certain customers which purchase iron ore on a cost, insurance and freight basis. Off-take arrangements are typically characterised by commercial terms settled annually. However, given the current strong demand for high quality iron ore, five-year contracts which define quality and volume but not price, are being negotiated with a number of customers.

3.8 Overview of growth project pipeline

The table below summarises the various iron ore expansion projects currently under investigation and construction in Kumba Iron Ore. The precise sequencing of these projects is still under review:

Project	Phase	Additional annual production
Sishen Expansion Project I (SEP I)	Construction	13Mtpa
Sishen Expansion Project II	Pre-feasibility	10 – 20Mtpa
Sishen South Project	Feasibility study	3 – 9Mtpa
Sishen South Project (Phase II)	Potential study	3 – 6Mtpa
Phoenix Project	Feasibility study	3Mtpa
Zandrivierspoort Project	Pre-feasibility	3Mtpa
Falémé Project	Pre-feasibility	12Mtpa
Total		**47 – 66Mtpa**

It is anticipated that, in addition to the 13Mtpa Sishen Expansion Project I currently under construction, at least 28Mtpa of the projects being studied will be progressed into actual production units by 2015. Further details of these projects are set out below:

3.8.1 Sishen Expansion Project I

After completion of the detailed feasibility study for the 10Mtpa Sishen Expansion Project in late 2004, an investment decision on this project was made in February 2005. In August 2006, this project was extended further from 10Mtpa to 13Mtpa.

The project will apply jig technology to extract an expected 13Mtpa of additional saleable ore from 21Mtpa of feedstock – about 8Mtpa material previously accounted for as waste and 13Mtpa from new run-of-mine material. The new range of products is expected to have an average iron content of 64%, compared to 66% of current Sishen mine production. Due to the beneficiation of the low iron content material, this project will increase the resource utilisation markedly and reduce the current and long-term stripping ratios for the Sishen mine.

Production is anticipated to commence by mid-2007, ramping up to full capacity by the beginning of 2009.

3.8.2 Sishen Expansion Project II

A study confirmed the potential value of expanding the current Sishen mine by a further 10 – 20Mtpa, in addition to the production from the two phases of the Sishen Expansion Project I. This project envisages exploitation of additional low iron content material. The current priority of the project is to confirm product specifications and to evaluate alternative production capacities, mine plans and mining technology options. A bankable feasibility study for this project is due to be completed in 2007 with production currently anticipated to commence by 2011.

3.8.3 Sishen South Project

The Sishen South Project involves the development of a new open-cast operation near the town of Postmasburg, approximately 70 kilometres south of Sishen mine. The Sishen South Project will produce a range of products similar to the Sishen Expansion Project.

Due to export logistics constraints, the development of the project could be approached in phases. The first phase will be the development of a 3 – 9Mtpa mine that will form part of the next Sishen-Saldanha export channel expansion. Negotiations are underway with Transnet in this regard and an agreement is expected to be concluded during the first half of 2007.

Kumba Iron Ore is expected to make an investment decision on the development of the Sishen South Project in the first half of 2007, with a capital cost currently estimated at approximately R2.5 billion for a 9Mtpa mine.

Although the 420Mtpa Sishen South Project resource currently assumes that the first 9Mtpa capacity will produce unbeneficiated ore, a study is underway on further expansion of the Sishen South Project, involving beneficiation of lower grade ore. This phase has the potential to increase the annual production of Sishen South mine to approximately 12 – 15Mtpa.

3.8.4 Phoenix Project

The objective of the Phoenix Project is to extend the life of the Thabazimbi mine by some 20 years, producing both lump and fine ore. This is planned by exploiting the *in situ* low iron content banded ironstone formation, which, when combined with high iron content hematite, provides an iron ore blend with specific commercial use. A feasibility study is currently being undertaken, and an investment decision on this project could be made during 2006, with 2.5 – 3Mtpa of production beginning in 2009, with the objective of maintaining annual production rates at Thabazimbi mine after depletion of the current mine reserves.

3.8.5 Zandrivierspoort Project

SIOC acquired a 50% interest in the Pietersburg Iron Ore Company (Proprietary) Limited ("PIC") in the 1980s. PIC owns the Zandrivierspoort surface rights some 30 kilometres north of Polokwane in the Limpopo Province. PIC has conducted extensive exploration and technical studies to develop the Zandrivierspoort iron ore resource. The previous joint venture partner sold its 50% interest in PIC to Mittal Steel in December 2004. Since then, Kumba Resources and Mittal Steel have developed a framework for a pre-feasibility study, commencing with exploration activities in 2005. During 2006 and 2007, alternative processing and final product options will be evaluated and the parties intend to commit to a detailed bankable feasibility study in 2008, if interim studies suggest a robust and viable business case. An application was submitted by SIOC for the conversion of the old-order prospecting permit to a new-order prospecting permit in December 2005 and a response is awaited.

3.8.6 Export Logistics Channel for SIOC

The channel to seaborne export markets for current and future iron ore production from the Sishen and Sishen South mines is the Sishen-Saldanha rail and port system, operated by Transnet.

SIOC and Transnet concluded an agreement in February 2005 providing for an additional 11.5Mtpa of iron ore to be transported from Sishen to Saldanha, bringing SIOC's allocation of the 41Mtpa rail capacity to 35Mtpa by 2009. Of this, 33.2Mtpa will be exported and the remaining 1.8Mtpa delivered to Mittal Steel's Saldanha Steel plant at Saldanha Bay.

Transnet is undertaking feasibility studies to increase further the total capacity of the Sishen-Saldanha export system in phases from 41Mtpa to approximately 90Mtpa in order, *inter alia*, to accommodate Kumba Iron Ore's expansion projects as discussed.

3.9 Overview of international growth project pipeline

3.9.1 Falémé Project

The Falémé deposit, located in the south-eastern part of Senegal in West Africa, is owned by Miferso, a Senegalese government development company. In 2004, Kumba International BV and Miferso concluded a preliminary agreement to explore the potential for an export-oriented iron ore mine at Falémé. The preliminary agreement envisaged that up to 12Mtpa of high-grade ore could be mined over a 20-year period and transported to a new terminal to be built on the Atlantic coast south of the capital, Dakar, for sale mainly into the European market.

Kumba International BV exercised its option to acquire an 80% interest in the Falémé Project during November 2005. The bankable feasibility study for the integrated project was to be completed in 2007, with construction scheduled to begin in the second quarter of 2007 and first production towards the end of 2008. Miferso has, however, subsequently given notice to Kumba Resources that it disputes Kumba International BV's rights in the Falémé Project.

Following notification from Miferso that it disputes Kumba Iron Ore's rights to the development of the Falémé iron ore deposit with associated infrastructure, Kumba Iron Ore is endeavouring to resolve the dispute amicably. Should this not be successful, legal action available to Kumba Iron Ore will be pursued to preserve its contractual rights.

3.10 Shared services between Anglo American and Kumba Iron Ore

In order to minimise overhead costs and to access the most appropriate skills, Kumba Iron Ore intends to explore alternatives that outsourcing and sharing of services can offer. These principles have been applied successfully in recent cost improvement initiatives in both Kumba Resources and Anglo American plc.

Kumba Iron Ore, being a subsidiary of Anglo American plc, intends to leverage the efficiency gains and cost savings available by making use of the shared services that Anglo American plc's Corporate Centre and other subsidiaries offer. These shared services will include services in the financial area, information systems, procurement, technical research and development and human resources functions. Due cognisance will be taken of the need to ensure appropriate corporate governance measures and transparent service level agreements on an arm's length basis.

3.11 Principal immovable properties

The principal immovable properties owned or leased and acquired or disposed of by the Kumba Iron Ore group are summarised below and are detailed further in Appendix 5 to this pre-listing statement.

3.11.1 Property owned

Description	Size (hectares)
39 portions of farm land in the Northern Cape	46 482
3 portions of farm land in the North West Province	900
2 portions of farm land in Mpumalanga	2 894
14 portions of farm land in the Limpopo Province	10 767
537 Erven in the township of Kathu	–
250 Erven in the township of Thabazimbi	–

SIOC is currently in negotiations to sell off three portions of farmland situated in the Northern Cape, North West Province and Mpumalanga. These farmlands do not form part of Kumba Iron Ore's long-term strategic plan and would be sold at surface rights market-related prices.

3.11.2 **Property leased**

SIOC has signed an offer to lease new office blocks to house the employees of Kumba Iron Ore for a period of five years. The premises are known as Lakeview Office Park, situated on the corner of West Street and Lenchen Avenue, Centurion. Details of the lease agreement are as indicated below:

	Description
Landlord	Attfund Limited
Registration number	1999/005649/06
Landlord's business address	Glenwood Office Park Block A 41 Sprite Street Faerie Glen 0081
Office block	Block D and top floor Block E
Office space m²	3 776 m²
Period	5 years
Commencement date	1 July 2006
Notice period	3 months
Notice by	1 May 2011
Total lease payment	R327 000 (excluding VAT) per month
Rental escalation	8% per annum

3.11.3 **Property acquired or disposed of by Kumba Iron Ore**

There have been no principal properties acquired or disposed of by Kumba Iron Ore within the three years preceding the last practicable date of this pre-listing statement.

3.12 **Subsidiary companies**

Details of Kumba Iron Ore's subsidiary companies are set out in Appendix 6 to this pre-listing statement.

3.13 **Royalties payable**

Kumba Iron Ore has royalties payable of R1.7 million per annum to the Department of Minerals and Energy and R3.3 million per annum to BHP Billiton plc. Both of these payments are made by Thabazimbi mine and are recovered as part of the cost of production as per the contract detailed in paragraph 3.4.2 above.

4. FINANCIAL INFORMATION

4.1 **Historical *pro forma* financial information for the Kumba Iron Ore group**

The reviewed historical *pro forma* financial information for the Kumba Iron Ore group for the six months ended 30 June 2006 is set out in Appendix 1 to this pre-listing statement.

The *pro forma* balance sheet of Kumba Iron Ore post-unbundling, is set out in Appendix 2 to this pre-listing statement.

The audited historical *pro forma* financial information for the Kumba Iron Ore group for the 12 months ended 31 December 2005, the reviewed historical *pro forma* financial information for the 18 months ended 31 December 2004 and the reviewed historical *pro forma* financial information for the 12 months ended 30 June 2003, is set out in Appendix 3 to this pre-listing statement.

The historical *pro forma* financial information of Kumba Iron Ore group for the three financial periods disclosed in Appendix 1, Appendix 2 and Appendix 3 to this pre-listing statement is the responsibility of the Kumba Iron Ore directors.

4.2 **Independent reporting accountants' report**

The independent reporting accountants' report on the audited historical *pro forma* financial information for the six months ended 30 June 2006, and the 12 months ended 31 December 2005, and the reviewed historical *pro forma* financial information for the 18 months ended 31 December 2004 and the 12 months ended 30 June 2003, is set out in Appendix 4A to this pre-listing statement.

The independent reporting accountants' assurance report on the *pro forma* balance sheet of Kumba Iron Ore, post-unbundling, is set out in Appendix 4B to this pre-listing statement.

4.3 Dividend policy

The directors intend to declare a dividend on a bi-annual basis to coincide with the release of Kumba Iron Ore's interim and annual results, in August and February, respectively, payable a month thereafter.

The dividend policy will be reviewed by the directors from time to time in light of the prevailing business circumstances, investment decisions to be taken, working capital requirements and available cash of Kumba Iron Ore.

In accordance with the articles, dividends not claimed within three years of being payable will be forfeited in favour of Kumba Iron Ore.

4.4 Competent Persons' Report

A Competent Persons' Report issued by the independent technical adviser detailing the mining assets of Kumba Iron Ore is attached as Appendix 13 to this pre-listing statement. A Competent Persons' Report, detailing Exxaro's mineral and exploration assets, is available on the Kumba Resources website (www.kumbaresources.com). Kumba Iron Ore's Competent Persons' Report will be available for inspection in terms of paragraph 16 below.

4.5 Material commitments, lease payments and contingent liabilities

4.5.1 Material capital commitments

The material capital commitments of Kumba Iron Ore at 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period are disclosed in Note 15 to the report of historical *pro forma* financial information of Kumba Iron Ore in Appendix 1 to this pre-listing statement.

At 30 June 2006 the capital expenditure contracted for plant and equipment amounted to R1.1 billion with an additional R2.1 billion capital expenditure authorised, but not contracted. This capital expenditure relates mainly to the Sishen Expansion Project process plant which forms the principal capital project for Sishen mine. The Sishen Expansion Project is being constructed over a three-year period at a cost of approximately R3.6 billion.

During August 2006 Kumba Iron Ore approved a further approximately R1.5 billion investment to extend the Sishen Expansion Project by 3Mtpa to 13Mtpa.

This capital expenditure will be financed mainly from internally generated funds and facilities as indicated in paragraph 4.6.1 below.

Between 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period, and the last practicable date, no new material capital projects were approved by the SIOC board, other than those relating to maintaining mining operations and the Sishen Expansion Project.

4.5.2 Lease payments

Kuma Iron Ore had no material lease payments as at 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period. The material lease payments of Kumba Iron Ore at 31 December, being the end of Kumba Iron Ore's immediately preceding year end, are disclosed in Note 3.14 of the report of historical *pro forma* financial information of Kumba Iron Ore in Appendix 3, to this pre-listing statement.

Save as disclosed in paragraph 3.11.2 above, Kumba Iron Ore's lease payments have not changed between 30 June 2006 and the last practicable date.

4.5.3 Contingent liabilities

The contingent liabilities of Kumba Iron Ore at 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period, are disclosed in Note 14 to the report of historical *pro forma* financial information of Kumba Iron Ore in Appendix 1 to this pre-listing statement.

Details regarding litigation are set out in paragraph 9 below.

Kumba Iron's Ore contingent liabilities have not changed between 30 June 2006 and the last practicable date.

4.5.4 Kumba Iron Ore risk management

Details of the risk factors associated with the holding of Kumba Iron Ore shares are set out on page 3 of this pre-listing statement.

4.6 Material borrowings and loans receivable

4.6.1 Borrowings

Details of material loans to Kumba Iron Ore at 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period are disclosed in Note 5 to the report of historical *pro forma* financial information of Kumba Iron Ore in Appendix 1 to this pre-listing statement.

Pursuant to the unbundling and listing all short-term borrowings of the Kumba Iron Ore group will be repaid. SIOC will, in addition to normal working capital, raise a R2 840 million three-year unsecured facility; a R660 million unsecured one-year facility and have access to a R750 million unsecured revolving credit facility payable after one year, available from Anglo American plc, to implement the Kumba Resources empowerment transaction and assist with expansion projects.

Details of the Kumba Iron Ore group facilities at the last practicable date were as follows:

Borrower	Lender	Amount R'm	Repayment date	Interest rate (payable half-yearly)	Terms and conditions
SIOC	NEDBANK	1 420	Three years after date of implementation of Kumba Resources empowerment transaction	JIBAR + 100 basis points	Unsecured revolving credit facility repayable over three years
SIOC	FIRSTRAND/RMB	1 420	Three years after date of implementation of Kumba Resources empowerment transaction	JIBAR + 100 basis points	Unsecured revolving credit facility repayable over three years
	FACILITY A SUB-TOTAL	**2 840**			
SIOC	NEDBANK	330	One year after date of implementation of Kumba Resources empowerment transaction	JIBAR + 70 basis points	Unsecured revolving credit facility repayable over one year
SIOC	FIRSTRAND/RMB	330	One year after date of implementation of Kumba Resources empowerment transaction	JIBAR + 70 basis points	Unsecured revolving credit facility repayable over one year
	FACILITY B SUB-TOTAL	**660**			
SIOC	ANGLO AMERICAN SA FINANCE LIMITED[IV]	750	One year after date of implementation of Kumba Resources empowerment transaction	JIBAR + 70 basis points	Unsecured revolving credit facility repayable over one year

Notes:

I. All borrowings payable within 12 months will be repaid from cash generated from operations and short-term standby facilities where cash generated is insufficient.

II. Unsecured borrowings were obtained to finance general business operations of SIOC.

III. None of the loans disclosed above carry conversation rights.

IV. Guaranteed by Kumba International BV to fund capital expenditure after Facilities A and B have been fully utilised.

No debentures have ever been issued by Kumba Iron Ore.

No facilities had been drawn down at 30 June 2006.

4.6.2 Loans receivable

Details of material loans by Kumba Iron Ore at 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period are disclosed in Note 3.09 to the report of historical financial information of Kumba Iron Ore in Appendix 1 to this pre-listing statement.

No loans have been made or security furnished to any director of Kumba Iron Ore.

Material loans receivable by Kumba Iron Ore have not changed between 30 June 2006 and the last practicable date.

4.6.3 Material inter-company finance

Details of the inter-company loans of Kumba Iron Ore at 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period, are disclosed in Note 10 to the report of historical *pro forma* financial information of Kumba Iron Ore in Appendix 1 to this pre-listing statement.

Inter-company loans relate to loans from and to Kumba Resources. Other than short-term operational loan accounts between companies within Kumba Iron Ore, there are no other material inter-company loans.

Material inter-company loans of Kumba Iron Ore have not changed between 30 June 2006 and the last practicable date.

4.7 Material changes

There have been no material changes to the financial or trading position of Kumba Iron Ore and its subsidiaries between 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period and the date of this pre-listing statement.

4.8 Working capital statement

The Kumba Iron Ore directors are of the opinion that, following the Kumba Iron Ore listing, as set out in this pre-listing statement, the working capital available to Kumba Iron Ore and its subsidiaries is sufficient for Kumba Iron Ore group's present requirements, that is for a period of at least 12 months from the date of issue of this pre-listing statement.

5. SHARE CAPITAL

5.1 Share capital and share premium

Kumba Iron Ore's authorised and issued share capital and share premium at the last practicable date is set out below:

	R'm
Authorised share capital:	
500 000 000 ordinary shares of R0.01 each	5
Issued share capital:	
309 680 011 ordinary shares of R0.01 each	3
– share premium	–
Total issued share capital and premium	**3**

At the date of listing, the authorised share capital of Kumba Iron Ore will comprise 500 000 000 ordinary shares with a par value of one cent each. The exact number of Kumba Iron Ore shares to be listed will be determined immediately prior to the listing and is dependent on the number of Kumba Resources' share options that will be exercised between the last practicable date and the date of listing and will be identical to the number of Kumba Resources shares then in issue. Up to 11 672 790 shares can still be issued under the existing share incentive schemes.

5.2 Major shareholders

At the last practicable date, the following shareholders beneficially held 5% or more of Kumba Resources shares:

Name	Number of ordinary shares held	Percentage shareholding
ASAC	201 092 500	64.9*
IDC	41 498 615	13.4

Note:

* The shareholding of ASAC comprises a shareholding of 54.9% (169 999 200 shares) held by ASAC and a shareholding of 10% (31 093 300) shares held by Stimela Mining Holdings Limited, a wholly-owned subsidiary of the Anglo American plc group.

At the date of listing, the shareholders stated above will hold the same shareholdings in Kumba Iron Ore.

Anglo American plc will be the ultimate controlling shareholder in Kumba Iron Ore post the unbundling and listing of Kumba Iron Ore.

Save as disclosed above, to the best knowledge of the directors of Kumba Iron Ore, no other shareholder will hold more than 5% of the Kumba Iron Ore shares.

5.3 Alterations to share capital

Prior to the unbundling and listing of Kumba Iron Ore, the authorised share capital of the Company was increased from R1 000 (comprising 1 000 ordinary par value shares of R1.00 each) to R5 000 000 (comprising 5 000 000 ordinary par value shares of R1.00 each) by the creation of 4 999 000 ordinary par value shares of R1.00 each. Further, the authorised and issued share capital of the Company was sub-divided from 5 000 000 ordinary par value shares of R1.00 each into 500 000 000 ordinary par value shares of R0.01 each.

Save as disclosed above, there have been no consolidations or sub-divisions of Kumba Iron Ore shares during the three financial years ended 31 December 2005. No Kumba Iron Ore shares have been issued in the three years preceding the last practicable date of this pre-listing statement.

On the date of listing, no Kumba Iron Ore shares will be listed on any stock exchange other than the JSE.

5.4 Rights attaching to shares and power to issue shares

With the prior approval of the Company in a general meeting and subject to the articles, and the approval of the Issuer Services division of the JSE (where necessary) any securities in the Company authorised but unissued from time to time may be issued by the directors to such person/(s) on such terms and conditions and with such rights or restrictions attached thereto as the directors may determine.

All of Kumba Iron Ore's authorised and issued ordinary shares are of the same class and rank *pari passu* in every respect.

As regards variation of rights attached to shares of the Company, the shares of the Company may be issued with such preferred, deferred or other special rights or restrictions, whether with regard to dividend, voting or otherwise or on the same basis that is or at the option of the Company that is liable to be redeemed as the directors determine on such terms and in such manner as they deem fit or as the Company may from time to time by ordinary resolution determine. If at any time the share capital of the Company is divided into different classes of shares the rights attached to any class may be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

In accordance with the articles, at any general meeting of Kumba Iron Ore shareholders, every member present in person or by proxy shall have one vote on a show of hands, provided that a proxy shall, irrespective of the number of members that proxy represents, have only one vote. On a poll, every member present in person or by proxy shall have that proportion of the total votes in the Company that the aggregate amount of the nominal value of the shares held by that member bears to the aggregate of the nominal value of all the shares issued by the Company at that time.

The relevant provisions of the articles relating to voting procedures at general meetings, rights of shares, the power to issue shares and the variation of rights are set out in Appendix 8 to this pre-listing statement.

5.5 Employee share incentive plans

5.5.1 The Kumba Iron Ore Scheme

The Kumba Resources Scheme currently provides an option, purchase and deferred purchase scheme for the benefit of senior management and executive directors.

The Kumba Iron Ore directors have resolved to discontinue the Kumba Resources Scheme for senior management and executive directors. In preparation for the unbundling, a share incentive scheme has been adopted by Kumba Iron Ore, namely the Kumba Iron Ore Scheme, on substantially the same terms and conditions as those contained in the Kumba Resources Scheme. The salient features of the Kumba Resources Scheme and the Kumba Iron Ore Scheme are set out in the Kumba Resources revised listing particulars and this pre-listing statement, respectively.

In view of the proposed restructuring and unbundling of Kumba Resources, the management of Kumba Resources engaged independent advisers to advise the Company on the application of the Kumba Resources Scheme in order to ensure the equitable and fair treatment of Kumba Resources employees who were participants under the Kumba Resources Scheme and who remain in employment with Kumba Resources and those whose employment will transfer to Kumba Iron Ore.

The independent advisers were of the view that participants under the Kumba Resources Scheme should be given the same choices as ordinary shareholders. Accordingly, participants will have the choice to either divest prior to unbundling or to receive both a Kumba Resources and Kumba Iron Ore option in place of each of their existing Kumba Resources options and/or receive a Kumba Iron Ore share as a dividend for each deferred purchase Kumba Resources share held. From the date of the unbundling, no rights in terms of the existing Kumba Resources Management Share Option and Deferred Delivery Schemes will be granted to any employee as these schemes will be replaced by new schemes.

The salient terms, definitions and conditions of the Kumba Iron Ore Scheme, are set out in Appendix 9 to this pre-listing statement. The full rules for the Kumba Iron Ore Scheme are available for inspection in terms of paragraph 16 below.

5.5.2 The Plans

In line with global best practice, and emerging South African practice, Kumba Iron Ore intends to adopt the Plans. The Plans are in line with practices in FTSE 100 and FTSE 250 companies in the United Kingdom and with several schemes recently adopted for large JSE-listed or dual-listed companies.

The Plans will include participation by executive directors and selected senior employees of Kumba Iron Ore. The purpose of the Plans is to advance Kumba Iron Ore's interests and to ensure that the Kumba Iron Ore group attracts and retains the core competencies required for formulating and implementing Kumba Iron Ore's business strategies. The Plans also support the principle of alignment of management and shareholder interests with performance conditions governing the vesting of the Plans' instruments.

As the primary intent of the Plans will be to purchase shares in the market to settle the Plans' benefits, the Plans will not be as dilutive as conventional share option schemes. Kumba Iron Ore will retain the right to issue new Kumba Iron Ore shares at its election, to mitigate the risk of a spike in its share price, which could expose Kumba Iron Ore to liquidity risk.

Kumba Iron Ore will be limited to issuing no more than approximately 10% of the number of issued Kumba Iron Ore shares at the last practicable date. Notwithstanding the foregoing, the Kumba Iron Ore group may, on instruction of its board of directors and its Remuneration Committee and as a fallback provision only, pay any Kumba Iron Ore employee participating in the Plans an equivalent amount in cash *in lieu* of any Kumba Iron Ore shares.

The salient terms, definitions and conditions of the Plans, are set out in Appendix 10 to this pre-listing statement. The full rules for the Plans are available for inspection in terms of paragraph 16 below.

5.6 The SIOC ESPS

Kumba Iron Ore will implement the SIOC ESPS which will result in participating employees in Kumba Iron Ore acquiring 3% of SIOC's issued ordinary share capital. The SIOC ESPS will give rise to a meaningful transfer of wealth to the participating employees and will place 3% of SIOC's issued ordinary share capital under the control of these participating employees.

The salient terms, definitions and conditions of the SIOC ESPS are set out in Appendix 11 to this pre-listing statement. The full rules for the SIOC ESPS are available for inspection in terms of paragraph 16 below.

The provisions relating to the Kumba Iron Ore Scheme, the Plans and the SIOC ESPS cannot be altered without the prior approval of the Kumba Iron Ore shareholders in a general meeting.

5.7 Commissions

No commission or consideration, including underwriting commission in respect of the allotment or issue of shares, has been paid by Kumba Iron Ore during the three years preceding the date of this pre-listing statement.

6. INFORMATION RELATING TO DIRECTORS AND SENIOR MANAGEMENT

6.1 Directors

The full names, ages, business addresses, qualifications and experience of the Kumba Iron Ore directors are set out below. All directors are South African, except where otherwise specified.

Executive directors	
Erasmus Jacobus Myburgh	Chief Executive Officer (designate)
Age	47
Business address	Kumba Iron Ore Head Office Roger Dyason Road, Pretoria West
Qualifications	BEng (Elec), BSc (Hons) (Energy studies), MBA
Experience	Ras was appointed General Manager of SIOC as from February 2006. Ras's previous positions in Kumba Resources were General Manager responsible for transformation and empowerment and Managing Director of Kumba Resources' coal division. Ras chaired the boards of two Kumba Resources' subsidiaries and has served on the board of SIOC since June 2004. Prior to joining Kumba Resources, Ras was engineering services manager at Iscor Mining and, before that, he was employed by Eskom as Engineering Manager at the Matimba power station and as Power Station Manager at the Drakensberg Pumped Storage Scheme.
Vincent Patrick Uren	Chief Financial Officer (designate)
Age	45
Business address	44 Main Street, Johannesburg
Qualifications	B Comm, CTA, CA(SA)
Experience	Vincent has been employed by the Anglo American plc group since 1989. Having spent some 17 years in the Corporate Finance Department in the Anglo American plc group, currently in the position of Senior Vice-President, Vincent has been involved in a number of diverse, complex and high level transactions, both locally and internationally.

Non-executive directors	
Polelo Lazarus Zim	Chairman
Age	45
Business address	44 Main Street, Johannesburg
Qualifications	BComm, BComm (Hons), MCom, DCom(hc)
Experience	Lazarus was, until recently, Chief Executive Officer of Anglo American South Africa Limited and Chairman of Anglo Operations Limited. Lazarus is President of the Chamber of Mines and serves on the boards of Anglo American South Africa Limited, Mondi SA Limited, Sanlam Limited and Telkom SA Limited. Lazarus is former Chief Executive Officer of M-Net Supersport and former Managing Director of MTN International Limited.
Philip Michael Baum	Non-executive director
Age	51
Business address	44 Main Street, Johannesburg
Qualifications	BComm, LLB, Higher Diploma in Tax Law
Experience	Philip is Chairman and Chief Executive Officer of Anglo American plc's Ferrous Metals and Industries Division as well as acting Chief Executive Officer of Anglo American South Africa Limited. Philip joined Anglo American Corporation of South Africa Limited in 1979. In 1991 Philip was appointed an alternate director and in 1997 an Executive Director of Anglo American Corporation of South Africa Limited. From 1996 to 2001 he was the Chief Executive of Anglo American Corporation Zimbabwe Limited. In March 2001, Philip was appointed Chief Operating Officer of Anglo American Corporation of South Africa Limited. Philip was appointed as Chief Executive Officer of Anglo American's Ferrous Metals and Industries Division in October 2003 and became Chairman of that division and a member of Anglo American plc's Executive Board in January 2006.
Gert Stephanus Gouws	Non-executive director
Age	47
Business address	19 Fredman Drive, Sandton
Qualifications	BComm (Law), BComm (Hons), CA(SA), FCMA(UK)
Experience	Gert is Chief Financial Officer of the IDC. After completing his auditing articles at PricewaterhouseCoopers, he joined the IDC in 1983. Gert was General Manager: Finance from January 1997 and became Chief Financial Officer of the IDC in February 1999. Between September 2003 and February 2005 he served as Chief Operating Officer of the IDC and was re-appointed as Chief Financial Officer in March 2005. Gert is an alternate director of the IDC and serves as a director of various companies including Umicore Autocat SA (Chairman), Algorax (Chairman), Hernic Ferrechrome (Proprietary) Limited and The Export-Import Finance Corporation of South Africa.
Peter Bambatha Matlare	Independent non-executive director
Age	46
Business address	Vodacom Boulevard Vodavalley, Midrand
Qualifications	BSc(Hons) Political Science, Masters (Southern African Studies)
Experience	Peter is presently Commercial Director of Vodacom South Africa. Peter started in 1996 with Primedia Limited as Director: Strategic Planning. Peter was appointed as Chief Executive Officer of Primedia Broadcasting & Entertainment in 1998 and Chief Operating Officer of Primedia Limited in 2000. From 2001 to 2005 Peter was Group Chief Executive officer of the SABC before being appointed at Vodacom in his present position.

Allen John Morgan	Independent non-executive director
Age	59
Business address	5 Triplets Way Erinvale, Somerset West
Qualifications	BSc BEng (Electrical), Pr Eng
Experience	Allen commenced his career as an electrical engineer with Eskom in 1971. Allen was promoted to Regional Manager Eskom: Orange Free State in 1986. In 1988 Allen was appointed Distribution Division Manager and in the same year he was promoted to Deputy General Manager: Distribution and Marketing. Allen was appointed to Eskom's board in 1992 and served as Executive Director: Marketing and Electrification, Executive Director sales and customer service and Eskom Chief Executive (1994–2000). Allen is currently the non-executive Chairman of Kumba Resources.
Nkosana Donald Moyo	Independent non-executive director
Nationality	Zimbabwean
Age	54
Business address	Actis 2 More London Riverside, London
Qualifications	PhD (Physics), MBA
Experience	Nkosana is the Managing Partner Africa, of Actis Capital LLP. Among the highlights in Nkosana's career are the following positions: Senior adviser to the International Finance Corporation (2001–2003); Managing Director of Batanai Capital Finance (1997–2000); Managing Director of Standard Chartered Bank, Tanzania (1995–1996); Africa Regional Head – Corporate Banking – Standard Chartered Bank, London (1993–1995). Prior to joining the World Bank in May 2001, Nkosana was the Minister of Industry and International Trade in Zimbabwe.
Dolly Doreen Mokgatle	Independent non-executive director
Age	50
Business address	Block G Metropolitan Office Park Wessel Road, Rivonia
Qualifications	BProc LLB, Higher Diploma in Tax Law
Experience	Dolly started her career as an attorney with Cheadle, Thompson & Haysem, specialising in the field of human rights law. Dolly also practiced in this field of law at the Legal Education Centre of the Black Lawyers' Association. In 1987 Dolly joined Eskom as legal adviser and was later promoted to Executive Director in the Growth and Development division in 1997. After acting as Executive Director: Corporate Affairs, Dolly was appointed in 2000 as Managing Director of the transmission division of Eskom. In 2003 Dolly was appointed as Chief Executive Officer of Spoornet. Dolly is currently an Executive Director of Peotona Capital (Proprietary) Limited. Dolly is also non-executive Chairman of EDI Holdings (Proprietary) Limited and the Deputy Chairman of the National Energy Regulator of South Africa.

Details of the other directorships held by the directors of Kumba Iron Ore are set out in Appendix 7 to this pre-listing statement.

The above directors, including the non-executive Chairman, will stand down and offer themselves for re-election at the next annual general meeting of Kumba Iron Ore in terms of the articles.

6.2 Directors' declarations

None of the directors of Kumba Iron Ore have:

- ever been convicted of an offence resulting from dishonesty, fraud or embezzlement;
- ever been declared bankrupt or sequestrated in any jurisdiction;
- at any time been a party to a scheme of arrangement or made any other form of compromise with their creditors;
- ever been found guilty in disciplinary proceedings by an employer or regulatory body, due to dishonest activities;
- ever been involved in any receiverships, compulsory liquidations or creditors voluntary liquidations;
- ever been barred from entry into a profession or occupation; or
- ever been convicted in any jurisdiction of any criminal offence.

All the directors have submitted completed director's declarations in compliance with Schedule 21 of the Listings Requirements.

6.3 Directors' service contracts and restraint of trade payments

The directors are appointed either by a resolution of the board (to fill casual vacancies) or elected at the annual general meeting of the Company. A letter of appointment is usually written to the new director evidencing such appointment.

The executive directors of Kumba Iron Ore are subject to a six-month notice period in terms of their service contracts. The non-executive directors of Kumba Iron Ore are not bound by service contracts.

There are no restraint of trade payments associated with the service contracts.

The relevant provisions of the articles concerning the terms of office, remuneration and other benefits of the non-executive directors are set out in Appendix 8 to this pre-listing statement.

6.4 Senior management

The full names, ages, business addresses, qualifications and experience of the Kumba Iron Ore senior management are set out below. All senior managers are South African.

Senior management	
Peet Kotze	General Manager, Sishen mine
Age	49
Business address	Sishen mine Sishen
Qualifications	B Comm (Hons), BSc (Hons), MBA
Experience	Peet has been employed by Kumba Resources since 1987. In this time, Peet has served as the Mine Manager of the Leeuwpan Coal Mine and the Thabazimbi mine as well as the General Manager of the Sishen mine.
Francois Louw	General Manager, Commercial (designate)
Age	46
Business address	Kumba Iron Ore Head Office, Roger Dyason Road, Pretoria West
Qualifications	BEng (Mech), MBA
Experience	Francois has experience in various operational and engineering roles in Kumba Resources' Heavy Minerals and Coal Divisions. Francois was appointed in 2001 as General Manager: Operations at Ticor South Africa. In 2002, Francois was appointed as Manager: Strategic Projects in Kumba Resources iron ore business and in 2005 he was appointed as Project Director: Northern Cape Projects of Kumba Iron Ore.
Christo van Loggerenberg	General Manager, Projects and Technology (designate)
Age	48
Business address	Kumba Iron Ore Head Office, Roger Dyason Road, Pretoria West
Qualifications	B Eng (Hons) (Metallurgy), (MBA)
Experience	Christo was appointed as General Manager: Projects and Technology (designate) as from May 2006. His previous position in Kumba Resources was Manager: Business Development Iron Ore. Prior to joining Kumba Resources, Christo was employed as Manager: Metallurgy at Iscor Mining and various other engineering and operational positions in the Coal division of Iscor Mining.
Fergus Conan Salvador Marupen	General Manager, Human Resources (designate)
Age	41
Business address	Kumba Iron Ore Head Office, Roger Dyason Road, Pretoria West
Qualifications	BA (Hons), B Ed, H Dip HRM, MBA
Experience	Fergus was appointed as General Manager Human Resources (designate) as from March 2006. In his previous position as General Manager: Human Resources at Kumba Resources, he performed the strategic Human Resources functions, reporting directly to the Chief Executive. Prior experience includes positions of Assistant General Manager: Human Resources, Manager: Human Resources, Heavy Minerals/Ticor and also at Iscor Quarries.

Aart van den Brink	Mine Manager, Thabazimbi mine
Age	44
Business address	Thabazimbi mine, Thabazimbi
Qualifications	M.Ing (Mining)
Experience	Aart has been employed by Kumba Resources since 1989. He has extensive experience in underground as well as open cast mining and he was appointed as mine manager, Thabazimbi mine in 2006.

6.5 Senior management declarations

None of the senior management of Kumba Iron Ore have:

- ever been convicted of an offence resulting from dishonesty, fraud or embezzlement;
- ever been declared bankrupt or sequestrated in any jurisdiction;
- at any time been a party to a scheme of arrangement or made any other form of compromise with their creditors;
- ever been found guilty in disciplinary proceedings by an employer or regulatory body, due to dishonest activities;
- ever been involved in any receiverships, compulsory liquidations or creditors voluntary liquidations;
- ever been barred from entry into a profession or occupation; or
- ever been convicted in any jurisdiction of any criminal offence.

6.6 Qualification, borrowing powers, appointment and remuneration of directors

6.6.1 Extracts from the articles relating to directors

The relevant provisions of the articles concerning the qualification, remuneration, borrowing powers and appointment of the directors are set out in Appendix 8 to this pre-listing statement.

6.6.2 Borrowing powers

The directors' borrowing powers have not been exceeded during the past three years and may only be varied by way of a special resolution passed by the Kumba Iron Ore shareholders in a general meeting.

6.6.3 Directors' emoluments

The remuneration of the executive directors of the Company will commence from the date of listing. On an annualised basis, the proposed remuneration and benefits excluding bonuses that will be paid to the Kumba Iron Ore directors referred to in paragraph 6.1 above is set out below:

2006	Salary R'000	Company contributions R'000	Total R'000
Executive directors*			
E J Myburgh+	2 354	267	2 621
V P Uren	2 150	235	2 385
Non-executive directors**			
P L Zim	240	–	240
A J Morgan	120	–	120
P M Baum	120	–	120
G S Gouws	120	–	120
P B Matlare	120	–	120
N D Moyo	120	–	120
D D Mokgatle	120	–	120
Total directors	**5 494**	**502**	**5 996**

* Executive directors' salary and company contributions only

** Non-executive directors' fees only

\+ On 19 January 2005, the Kumba Resources board implemented an incentive plan in terms of which certain employees would receive an incentive payment for designing and implementing an empowerment transaction which achieved certain objectives. The maximum amount payable to E J Myburgh, executive director of Kumba Iron Ore in terms of this plan amounts to R704 000

Annual adjustments, if any, will take place on 1 January.

The proposed fees for the members of the board committees of Kumba Iron Ore are set out below:

Board committee	R'000
Audit and Risk Management Committee	
G S Gouws (Chairman)	90
D D Mokgatle	45
N D Moyo	45
Human Resources, Remuneration and Nominations Committee	
P B Matlare (Chairman)	70
A J Morgan	30
P M Baum	30
P L Zim	30
Safety and Sustainable Development Committee	
D D Mokgatle (Chairman)	70
A J Morgan	35
P B Matlare	35

No fees have been paid, accrued or proposed to be paid by Kumba Iron Ore to any third party *in lieu* of directors' fees. No payment has been made to any director in the three years preceding the date of issue of this pre-listing statement as an inducement to become a director.

There will be no change in the remuneration of any of the directors as a consequence of the Kumba Iron Ore listing.

Short-term incentives for the executive directors of Kumba Iron Ore will be recommended by the Human Resources, Remuneration and Nomination Committee and approved by the board.

6.7 Directors' interests

6.7.1 Directors' interests in Kumba Iron Ore shares

None of the Kumba Iron Ore directors had a direct or indirect, beneficial or non-beneficial interest in Kumba Iron Ore post the unbundling, at the last practicable date.

6.7.2 Kumba Resources Scheme

At the last practicable date, Mr E J Myburgh had the following interests in the Kumba Resources Scheme:

Name	Options held at the last practicable date	Exercise price R	Expiry date
E J Myburgh	27 020	9,55	2007/11/04
	126 000	25,85	2008/12/03
	26 730	32,80	2009/11/01
	32 820	38,30	2011/03/16
Total	**212 570**		

6.7.3 Directors' interests in transactions

The directors of Kumba Iron Ore had no personal beneficial and/or non-beneficial direct and/or indirect interests in any unusual or material transactions entered into by Kumba Iron Ore during the current or immediately preceding financial year or during an earlier year and which remain in any respect outstanding or unperformed.

7. SIOC SHAREHOLDERS' AGREEMENT

The salient features of the SIOC shareholders' agreement are set out in Appendix 14 to this pre-listing statement.

7.1 SIOC shareholders' agreement

The SIOC shareholders' agreement contains certain provisions governing the relationship between the SIOC shareholders, being Kumba Iron Ore, Exxaro, the SIOC ESPS Trust and the SIOC Community Development SPV.

7.2 SIOC voting pool agreement

In terms of the SIOC voting pool agreement, Exxaro, the SIOC ESPS Trust and the SIOC Community Development SPV have agreed to a voting pool arrangement in respect of any special resolutions proposed by SIOC.

7.3 Voting agreement in respect of Kumba Iron Ore

In terms of the voting agreement in respect of Kumba Iron Ore, ASAC has undertaken not to vote in favour of certain resolutions in respect of SIOC without the written approval of Exxaro. The resolutions requiring Exxaro's consent relate to:

- disposals of the Sishen Complex by SIOC constituting Category 1 transactions under the Listings Requirements;
- increases, alterations and reductions in SIOC's share capital; and
- the issue of capitalisation or bonus shares or convertible debentures in SIOC.

8. MATERIAL TRANSACTIONS AND CONTRACTS

Save for the agreements in respect of the Kumba Resources empowerment transaction to which Kumba Iron Ore is a party, Kumba Iron Ore has not entered into any material contracts, other than in the ordinary course of business, within the two years preceding the last practicable date or before that date and which remain outstanding in any respect.

The material contracts of Kumba Resources, within the two years preceding the last practicable date or before that date and which remain outstanding in any respect are detailed in the Kumba Resources circular and the Kumba Resources revised listing particulars. This includes the agreements in respect of the Kumba Resources empowerment transaction.

9. LITIGATION STATEMENT

In 1998, Downs Holdings BV ("DHBV"), a subsidiary of Kumba International BV, formed a joint venture with Hancock Prospecting (Proprietary) Limited ("Hancock"). The objective was to complete a feasibilty study and, if bankable, develop an iron ore mine (the "Hope Downs project") in the Pilbara region of Western Australia. The joint venture contract included a provision that, in the event of a change in control of DHBV, Hancock would, under certain circumstances, have the right to acquire DHBV's share in the Hope Downs project at an agreed value. During 2003, Hancock gave notice that it intended to purchase DHBV's share in the Hope Downs project and the intended action by Hancock was eventually placed under arbitration in Australia. DHBV did not prevail in the arbitration and subsequently entered into an agreement with Hancock to sell its share in the Hope Downs project for A$231million. The proceeds from the sale of DHBV's share were recognised as a receipt of R1 163 million in the financial statements of Kumba Resources for the year ended 31 December 2005.

Other than the above legal proceedings, no other litigation or arbitration of substance took place during the 12 months preceeding the date of this pre-listing statement that may have or has had a material effect on the Group's financial position.

10. CORPORATE GOVERNANCE

Kumba Iron Ore is committed to the principles of openness, integrity and accountability in its dealings with all stakeholders and supports the Code of Corporate Practices and Conduct as recommended by the King II Report on Corporate Governance. Extracts of the corporate governance policies adopted by Kumba Iron Ore are set out in Appendix 12 to this pre-listing statement.

11. EXCHANGE CONTROL CONSIDERATIONS

The following guidelines are not a comprehensive statement of the Exchange Control Regulations and merely reflect Kumba Iron Ore's understanding of the Exchange Control Regulations at the date of this pre-listing statement. Kumba Iron Ore shareholders who have any doubt as to the action they must take, should consult their professional advisers.

In the case of Kumba Resources shareholders whose registered addresses are outside the common monetary area, the following will apply in respect of the unbundling:

11.1 Emigrants from the common monetary area

Share certificates in respect of the Kumba Iron Ore distribution shares issued to any emigrant Kumba Resources shareholders in terms of the unbundling will be endorsed restrictively and deposited with the authorised dealer controlling such emigrants' blocked assets. In terms of the Exchange Control Regulations, such Kumba Iron Ore distribution shares are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor in respect of dematerialised shareholders.

In terms of the Exchange Control Regulations, dividends and residual payments based on the emigrant's shares controlled in terms of the Exchange Control Regulations will be forwarded to the Authorised Dealer in Foreign Exchange controlling their blocked assets.

11.2 All other non-residents of the common monetary area

Non-resident Kumba Resources shareholders whose documents of title are endorsed "non-resident" will receive share certificates in respect of Kumba Iron Ore distribution shares similarly endorsed. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor in respect of dematerialised shareholders.

12. PROMOTERS

Kumba Iron Ore has not entered into any promoters' agreements during the three years preceding the date of issue of this pre-listing statement. Accordingly, there were no payments made to promoters within the three years prior to the last practicable date nor are there any promoters' interests in securities of Kumba Iron Ore.

13. DIRECTORS' RESPONSIBILITY STATEMENT

The current directors of Kumba Iron Ore, whose names are given in paragraph 6 above, collectively and individually:

13.1 accept full responsibility for the accuracy of the information given in this pre-listing statement;

13.2 certify that, to the best of their knowledge and belief, there are no facts or circumstances, the omission of which would render any statement in this pre-listing statement false or misleading, that they have made all reasonable enquiries to ascertain such facts and that this pre-listing statement contains all information required by law and the Listings Requirements.

14. EXPERTS' CONSENTS

14.1 The sponsor, attorneys, transfer secretaries, independent technical adviser, commercial banker and independent reporting accountants and auditors, whose names are included in this pre-listing statement, have consented in writing to act in the capacities stated and to their names being stated in this pre-listing statement and have not withdrawn their consents prior to the publication of this pre-listing statement.

14.2 Deloitte & Touche, the reporting accountants whose name appears on the inside front cover of this pre-listing statement, has consented to the inclusion of its report in this pre-listing statement.

14.3 Steffen, Robertson and Kirsten Consulting (South Africa) (Proprietary) Limited, the independent technical adviser whose name appears on the inside front cover of this pre-listing statement, has consented to the inclusion of its Competent Persons' Report in this pre-listing statement.

These consent letters are available for inspection in terms of paragraph 16 below.

15. COSTS AND ISSUE EXPENSES

Kumba Iron Ore expects to pay costs in relation to the unbundling and listing of Kumba Iron Ore as well as professional fees relating to the Kumba Resources empowerment transaction of approximately R45 million. These costs are included in the estimated R109 million cost of the Kumba Resources empowerment transaction, as included in the Kumba Resources circular. The details are as follows :

Service provider	Work performed	Estimated cost R'000
Consulting fees and due diligence		
SRK Consulting	CPR	4 868
Rand Merchant Bank	Advisory work	13 825
KPMG	Due diligence	617
Deloitte & Touche	Reporting accountant and due diligence fees	875
CRA International	Competition analysis	1 557
Citigroup	Independent financial adviser	3 000
Ince (Pty) Ltd	Printing of circulars	3 000
Various parties	Various	763
		28 505
Debt-related fees		
Nedbank and RMB	Loan raising fees	**9 843**
Legal fees		
Webber Wentzel Bowens	Legal fees	2 278
Deneys Reitz Attorneys	Legal fees	2 096
CLS	Legal fees	1 420
Linklaters	Legal fees	675
Various other parties	Legal fees	570
		7 039
Total		**45 387**

16. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by Kumba Iron Ore ordinary shareholders from Monday, 9 October 2006 to Thursday, 2 November 2006 during normal business hours on business days, at the registered office of Kumba Iron Ore:

16.1 the memoranda and articles of Kumba Iron Ore and of its material subsidiaries;

16.2 the historical *pro forma* reviewed financial information for the Kumba Iron Ore group for the six months ended 30 June 2006;

16.3 the historical *pro forma* audited financial statements for the Kumba Iron Ore group for the 12 months ended 31 December 2005, reviewed *pro forma* historical financial information for the 18 months ended 31 December 2004 and the 12 months ended 30 June 2003;

16.4 the independent reporting accountants' report on the historical *pro forma* audited and reviewed *pro forma* financial information of Kumba Iron Ore as reproduced in Appendix 4 to this pre-listing statement;

16.5 a summary of the directors' service contracts referred to in paragraph 6.3 above;

16.6 the Kumba Resources empowerment transaction agreements pertaining to Kumba Iron Ore;

16.7 the full rules of the Plans, the Kumba Iron Ore Scheme and the SIOC ESPS;

16.8 the Kumba Iron Ore Competent Persons' Report;

16.9 the consent letters from the sponsor, attorneys, transfer secretaries, independent technical adviser, commercial banker and independent reporting accountants and auditors, whose names appear on the inside front cover of this pre-listing statement; and

16.10 a signed copy of this pre-listing statement.

By order of the Kumba Iron Ore board

E J Myburgh
Chief Executive Officer (Designate)

Pretoria
9 October 2006

P L Zim
Chairman

Johannesburg

Roger Dyason Road
Pretoria West 0183
(PO Box 9229, Pretoria, 0001)

HISTORICAL *PRO FORMA* FINANCIAL INFORMATION FOR THE KUMBA IRON ORE GROUP FOR THE SIX MONTHS ENDED 30 JUNE 2006

KUMBA IRON ORE GROUP INCOME STATEMENT

	Notes	Reviewed 6 months Ended 30 June 2006 R'm
Revenue		**3 846**
Operating expenses	2.	1 911
Net operating profit		**1 935**
Interest income	3.	69
Interest expense	3.	94
Profit before taxation		**1 910**
Taxation	4.	481
Profit for the period		**1 429**

Reconciliation of headline earnings	
Net profit as above	1 429
Adjusted for:	
Net deficit on disposal or scrapping of property, plant and equipment and reconditionable spares usage	3
Taxation on disposal of property, plant and equipment	(1)
Headline earnings	**1 431**

KUMBA IRON ORE GROUP BALANCE SHEET

	Notes	Reviewed 30 June 2006 R'm
ASSETS		
Non-current assets		
Property, plant and equipment		2 763
Loan to holding company	5.	1 438
Financial assets	6.	135
Deferred taxation		5
Total non-current assets		4 341
Current assets		
Inventories	7.	624
Trade and other receivables	8.	1 254
Cash and cash equivalents		332
Total current assets		2 210
Total assets		**6 551**
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	9.	–
Share premium	9.	–
Non-distributable reserves		13
Retained income		4 600
Total shareholders' equity		4 613
Non current liabilities		
Interest-bearing borrowings	10.	111
Non-current provisions	11.	147
Deferred taxation		561
Total non-current liabilities		819
Current liabilities		
Trade and other payables	12.	459
Interest-bearing borrowings	10.	99
Taxation		561
Total current liabilities		1 119
Total equity and liabilities		**6 551**
Net debt		**(1 560)**

KUMBA IRON ORE GROUP STATEMENT OF CHANGES IN EQUITY

	Share capital R'm	Non-distributable reserve: Insurance reserve R'm	Non-distributable reserve: Foreign currency translation R'm	Non-distributable reserve: Financial instruments revaluation R'm	Retained income R'm	Total R'm
Balance at 1 January 2006	–	1	(167)	(8)	3 722	3 548
Financial instrument recognised in equity	–	–	–	6	–	6
Currency translation differences	–	–	173		–	173
Move to retained earnings	–	–	–	8	–	8
Net losses not recognised in income statement	–	–	173	14	–	187
Net profit	–	–	–	–	1 429	1 429
Dividend paid	–	–	–	–	(551)	(551)
Balance at 30 June 2006	–	1	6	6	4 600	4 613

KUMBA IRON ORE GROUP CASH FLOW STATEMENT

	Notes	Reviewed 6 months Ended 30 June 2006 R'm
Operating activities		
Cash generated from operations	13.1	1 707
Net financing costs	13.2	(17)
Dividend paid	13.3	(551)
Taxation paid	13.4	(710)
Cash inflow from operating activities		**429**
Investing activities		
Investment to maintain operations	13.5	(75)
Investment to expand operations		(414)
Foreign currency translation reserve	13.6	60
Cash outflow from investing activities		**(429)**
Financing activities		
Non-current interest-bearing borrowings raised		78
Current interest-bearing borrowings repaid		(337)
Cash outflow from financing activities		**(259)**
Net decrease in cash and cash equivalents		**(259)**
Cash and cash equivalents at beginning of period		591
Cash and cash equivalents at end of period		**332**

1. NOTES TO KUMBA IRON ORE GROUP FINANCIAL STATEMENTS

Basis of preparation

The interim financial results are prepared in accordance with International Accounting Standards 34 on Interim Financial Reporting and should be read in conjunction with the *pro forma* historic financial statements, included in Appendix 3 to the pre-listing statement. The group financial results have been prepared on the historical cost basis excluding financial instruments which are fair valued, and conform to South African Statements of General Accepted Accounting Practice and International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the *pro forma* historic financial statements, included in Appendix 3.

Accounting for arrangements that contain a lease

In terms of IFRIC 4 (Determining whether an arrangement contains a lease) and IAS 17 (Leases), arrangements that convey the right to use an asset, are evaluated for recognition and classification as a finance or operating lease, and measured and accounted for accordingly. The result is the recognition of a finance lease where Kumba Iron Ore is the lessor. The finance lease relates to the funding of property plant and equipment by Mittal Steel to Thabazimbi mine.

	R'm
Income statement impact	
Decrease in turnover	39
Decrease in depreciation	39
Balance sheet impact	
Decrease in property plant and equipment	385
Decrease in long-term payable – Mittal Steel	460
Increase in trade and other payables	75

Related party transactions

During the period under review the Company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

Listings Requirements

The interim announcement has been prepared in accordance with the Listings Requirements.

Corporate Governance

The Group complies with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

	Reviewed 6 months Ended 30 June 2006 R'm
2. OPERATING EXPENSES	
Costs by type	
Raw materials and consumables	265
Staff costs	348
– salaries and wages	309
– termination benefits	1
– pension and medical costs	38
General charges	323
Energy	25
Railage and transport	539
Repairs and maintenance	187
Depreciation	138
Cost recovered	147
Movements in inventories	(58)
Sub-lease rent received	(3)
	1 911
Costs by function	
Cost of goods sold	1 350
Selling and distribution costs	564
Sub-lease rent received	(3)
	1 911
The above costs are stated after including:	
Depreciation	138
– residential land and buildings	1
– buildings and infrastructure	4
– machinery, plant and equipment	111
– site preparation, mining development exploration and rehabilitation	10
– mineral properties	12
Reconditionable spares usage	2
Consultancy fees	13
Operating lease rentals expenses	40
– property	1
– equipment	39
Operating sub-lease property rent received	(3)
Net profit on disposal of property, plant and equipment	1
Auditors' remuneration – Audit fees	2
Fair value gains adjustment on financial assets and liabilities	(12)
Net realised gains on currency exchange differences	(137)
Net unrealised losses on currency exchange differences	15
Net realised losses on the revaluation of derivative instruments	102
Net unrealised gains on the revaluation of derivative instruments	68

	Reviewed 6 months Ended 30 June 2006 R'm
3. NET FINANCING COSTS	
Interest expense and loan costs	86
Interest income	(69)
Net interest expense	17
Interest adjustment on non-current provisions	8
	25
4. TAXATION	
South African normal taxation	
– current	479
– deferred	2
	481
5. LOAN TO HOLDING COMPANY	
Loan to Kumba Resources	1 438

The loan to the holding company Kumba Resources carries interest at market rate, with no fixed repayment terms.

6. FINANCIAL ASSETS	
Environmental Rehabilitation Trust Fund	129
Long-term receivables	6
	135
Maturity profile of financial assets	
1 – 2 years	6
>5 years	129
	135
7. INVENTORIES	
At cost:	
Finished products	171
Work-in-progress	355
Plant spares and stores	98
	624
8. TRADE AND OTHER RECEIVABLES	
Trade receivables	1 220
Other receivables	26
Derivative instruments	8
	1 254
9. SHARE CAPITAL AND SHARE PREMIUM	
Authorised	
1 000 ordinary shares of R1 each	–
Issued	
100 ordinary shares of R1 each	–
Share premium	–

	Reviewed 6 months Ended 30 June 2006 R'm
10. INTEREST-BEARING BORROWINGS	
Summary of loans by financial year of redemption	
– 2006	99
– 2007	53
– 2008	58
Total interest-bearing borrowings	210
Portion included in current liabilities	(99)
Total non-current portion of interest-bearing borrowings	111
11. NON-CURRENT PROVISIONS	
Environmental provision	
At the beginning of the period	102
Interest adjustment	9
Environmental provision at the end of the period	111
Decommissioning provision	
At the beginning of the period	34
Charged to the income statement	3
Interest adjustment	(1)
Decommissioning provision at the end of the period	36
Total non-current provisions	147
Environmental rehabilitation	111
Decommissioning	36
12. TRADE AND OTHER PAYABLES	
Trade payables	236
Other payables	75
Leave pay accrual	77
Derivative instruments	71
	459
13. NOTES TO THE CASH FLOW STATEMENTS	
13.1 Cash generated from operations	
Net operating profit	1 935
Adjusted for non-cash movements	
– depreciation	137
– net deficit on disposal/scrapping of asset	1
– foreign currency revaluations and fair value adjustments	71
– reconditionable spares usage	2
Working capital movements	(439)
– increase in inventories	(111)
– increase in trade and other receivables	(261)
– increase in financial assets	10
– decrease in trade and other payables	(77)
	1 707

	Reviewed 6 months Ended 30 June 2006 R'm
13.2 Net financing costs	
Net financing costs as per the income statement	(25)
Interest adjustment to environment rehabilitation provision	8
	(17)
13.3 Dividend paid	
Dividend declared and paid	(551)
13.4 Normal taxation paid	
Amounts unpaid at the beginning of the period	(743)
Charge per income statement	(479)
Arising on translation of foreign entities	(49)
Amounts unpaid at the end of the period	561
	(710)
13.5 Investment to maintain operations	
Replacement of property, plant and equipment	(71)
Reconditionable spares	(4)
	(75)
13.6 Foreign currency translation reserve	
Movement for the period	173
Unrealised gains	(30)
Revaluation of net assets	1
Less: Other arising on translation of foreign entities	(84)
	60

14. CONTINGENT LIABILITIES

Contingent liabilities at balance sheet date, not otherwise provided against in these financial statements, arising from guarantees to third parties by Kumba Resources, guaranteed by Kumba Iron Ore to the holding company.

– Operational guarantees	23
– Banking guarantees	1 172
– Heavy Mineral completion guarantees	787
	1 982

Note: The banking guarantees and Heavy Mineral completion guarantees will be cancelled at the date of unbundling as part of the unbundling.

15. COMMITMENTS

Capital commitments

Capital expenditure contracted for plant and equipment	1 129
Capital expenditure authorised for plant and equipment but not contracted	2 086
Capital expenditure contracted relating to Thabazimbi mine which will be financed by Mittal Steel (South Africa)	3

Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity.

PRO FORMA BALANCE SHEET OF KUMBA IRON ORE POST-UNBUNDLING

	Notes	Pre-unbundling Reviewed 30 June 2006 R'm	Unbundling Reviewed 30 June 2006 R'm	Post-unbundling Reviewed 30 June 2006 R'm
ASSETS				
Non-current assets				
Property, plant and equipment		2 763	–	2 763
Financial assets		135	–	135
Deferred taxation		5	–	5
Total non-current assets		2 903	–	2 903
Current assets				
Inventories		624	–	624
Trade and other receivables		1 254	–	1 254
Total current assets		1 878	–	1 878
Total assets		4 781	–	4 781
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital	1	–	3	3
Share premium		–	–	–
Non-distributable reserves		13	(3)	11
Retained income		4 600	(4 454)	145
Ordinary shareholders' equity		4 613	(4 454)	159
Minority interest	2	–	54	54
Total shareholders' interest		4 613	(4 400)	213
Non-current liabilities				
Net debt/(cash)	3, 4	(1 560)	4 400	2 840
Non-current provisions		147	–	147
Deferred taxation		561	–	561
Total non-current liabilities		(852)	4 400	3 548
Current liabilities				
Trade and other payables		459	–	459
Taxation		561	–	561
Total current liabilities		1 020	–	1 020
Total equity and liabilities		4 781	–	4 781

Notes:

1. Issue of share capital to a maximum of 321 352 801 ordinary shares at 1 cent each, amounting to R3,3 million share capital issued, to facilitate the unbundling dividend *in specie* by Kumba Resources.
2. Accounting for outside shareholders' interest of 26%.
3. Net debt adjustment for offshore structure unbundling at market value and unbundling dividend to Kumba Resources.
4. Loan to holding company (R1 438 million), cash and cash equivalents (R332 million) and interest-bearing borrowings (R210 million) are accounted on a net basis and reported in the balance sheet as net debt/cash.

HISTORICAL *PRO FORMA* FINANCIAL INFORMATION FOR THE KUMBA IRON ORE GROUP

The audited *pro forma* consolidated financial statements of Kumba Iron Ore for the financial year ended 31 December 2005, and the reviewed *pro forma* consolidated financial information for the 18 months ended 31 December 2004 and the 12 months ended 30 June 2003 are presented below:

1. BASIS OF PREPARATION

The basis of preparing the historic financial information relating to Kumba Iron Ore (comprising Kumba Resources iron ore operations) hereafter referred to as Kumba Iron Ore, is set out below:

General

The *pro forma* consolidated financial statements comply with International Financial Reporting Standards, and schedule 4 of the Companies Act. The Group financial results have been prepared on the historic cost basis excluding financial instruments and biological assets which are fair valued, and conform to South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards. The accounting policies have been consistently applied in the financial statements for the 2005, 2004 and 2003 periods under review. The *pro forma* consolidated financial statements were prepared on the basis of Kumba Iron Ore being a wholly-owned subsidiary of Kumba Resources. The share capital, minority interest and net debt of Kumba Iron Ore therefore reflects the *pro forma* pre-unbundling consolidated financial statements of Kumba Iron Ore and does not reflect the share capital, minority interest and net debt of Kumba Iron Ore, post-unbundling.

Change of year-end

During the 2003 financial year. Kumba Iron Ore and its subsidiaries year ends were changed from the 30 June to 31 December to co-incide with the year end of Anglo American plc, resulting in an 18 month period ended 31 December 2004. Consequently, the amounts for corresponding items in the income statement, changes in equity, cash flows and related notes are not comparable.

Income statement and cash flow statements

The income statement and cash flow statements in respect of Kumba Iron Ore for the year ended 31 December 2005 were extracted from the books and records of Kumba Resources and its subsidiaries.

Further to the above, the taxation expense relating to Kumba Iron Ore for the periods under review has been provided on an appropriate and reasonable basis using the effective rate applied to the Kumba Iron Ore division during the period under review.

Dividends declared by SIOC to the holding company Kumba Iron Ore, do not include secondary tax on companies owing to Kumba Iron Ore's election in terms of section 64B(5)f of the Income Tax Act (1962), as amended.

Balance sheet

The balance sheet in respect of Kumba Iron Ore for the year ended 31 December 2005 was extracted from the books and records of Kumba Resources and its subsidiaries.

2. COMMENTS

2005 financial period

- Hope Downs Settlement: A$231.4m (R1 163 million) included in operating results
- Sishen Expansion Project construction started with commissioning targeted for mid-2007 and full production in 2009
- Global crude steel production grows at 7% – 1 131 million tonnes in 2005
- China's iron ore imports soared by 32% to 275 million tonnes during 2005
- Record price settlements for 2005
- Tight supply expected to remain up to 2008 – supports price increases for 2006, 2007. Record production at mines – 31 million tonnes
- Record sales 31.4 million tonnes in 2005 (Exports – 22.2 million tonnes, Domestic – 9.2 million tonnes)
- Turnover increased by 55% from R4 250 million to R6 573 million
- Net operating profit up 379% from R820 million to R3 931 million

2004 financial period

- Global steel production surpasses 1 billion tonnes in 2004, growth of 6% per annum since 1999
- China's iron ore imports reach 208 million tonnes in 2004: growth of 31% per annum since 1999
- Record steel prices support higher iron ore prices
- Capacity expansion in iron ore lags current demand
- Strong demand expected to continue
- Record production – 30.4 million tonnes, Sishen mine produces 27.9 million tonnes
- Selective mining yields substantial benefits
- Record sales – 30 million tonnes, Exports – 20.9 million tonnes, Domestic – 9.1 million tonnes
- Record tonnage railed to Saldanha – 22.1 million tonnes
- Strong Rand puts margins under pressure

2003 financial period

- Strong international demand driven by China
- Strong domestic sales
- 9% price increase
- Strong Rand puts margins under pressure
- Revenue down 2% from R4 340 to R4 262 million
- Operating profit down 28% from R1 221 million to R883 million

3. HISTORIC *PRO FORMA* FINANCIAL STATEMENTS

KUMBA IRON ORE GROUP INCOME STATEMENT

	Notes	Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
Revenue		**6 573**	**6 034**	**4 262**
Operating expenses	3.03	2 642	4 845	3 379
Net operating profit		3 931	1 189	883
Interest income	3.04	150	141	59
Interest expense	3.04	270	447	245
Profit before taxation		**3 811**	**883**	**697**
Taxation	3.06	1 084	202	107
Profit for the period		**2 727**	**681**	**590**
Reconciliation of headline earnings				
Net profit as above		2 727	681	590
Adjusted for:				
Impairment charges	3.05	–	(88)	2
Net deficit on disposal or scrapping of property, plant and equipment and reconditionable spares usage	3.03	4	45	(3)
Taxation on disposal of property, plant and equipment		(1)	40	1
Net surplus on disposal of investment (Hope Downs)	3.03	(1 163)	–	–
Taxation on disposal of investment		429	–	–
Headline earnings		**1 996**	**678**	**590**

KUMBA IRON ORE GROUP BALANCE SHEET

	Notes	Audited Ended 31 December 2005 R'm	Restated Reviewed Ended 31 December 2004 R'm	Restated Reviewed Ended 30 June 2003 R'm
ASSETS				
Non-current assets				
Property, plant and equipment	3.07	2 419	2 292	2 475
Investment in associates	3.08	1	–	–
Loan to holding company	3.09	1 372	–	–
Financial assets	3.10	119	88	75
Deferred taxation	3.17	–	8	118
Total non-current assets		3 911	2 388	2 668
Current assets				
Inventories	3.11	511	504	515
Trade and other receivables	3.12	1 001	478	541
Cash and cash equivalents		591	785	327
Total current assets		2 103	1 767	1 383
Total assets		6 014	4 155	4 051
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital	3.13	–	–	–
Share premium	3.13	–	–	–
Non-distributable reserves		(174)	(191)	(24)
Retained income		3 722	1 801	1 271
Total shareholders' equity		3 548	1 610	1 247
Non current liabilities				
Interest bearing borrowings	3.14	163	927	1 323
Other long-term payables	3.15	–	–	–
Non-current provisions	3.16	136	115	96
Deferred taxation	3.17	553	574	624
Total non-current liabilities		852	1 616	2 043
Current liabilities				
Trade and other payables	3.18	486	407	402
Interest-bearing borrowings	3.14	385	380	278
Taxation		743	142	81
Total current liabilities		1 614	929	761
Total equity and liabilities		6 014	4 155	4 051
Net debt		**(1 415)**	**522**	**1 274**

KUMBA IRON ORE GROUP STATEMENT OF CHANGES IN EQUITY

		Non distributable reserve				
	Share capital R'm	Insurance reserve R'm	Foreign currency translation R'm	Financial instruments revaluation R'm	Retained income R'm	Total R'm
Balance at 1 July 2002	–	–	123	24	893	1 040
Currency translation differences	–	–	(149)	–	(18)	(167)
Financial instrument recognised in equity	–	–	–	(22)	–	(22)
Net losses not recognised in income statement	–	–	(149)	(22)	(18)	(189)
Net profit	–	–	–	–	590	590
Dividend paid	–	–	–	–	(194)	(194)
Balance at 30 June 2003	–	–	(26)	2	1 271	1 247
Currency translation differences	–	–	(154)	–	(20)	(174)
Financial instrument recognised in equity	–	–	–	(1)	–	(1)
Realised in associate and joint venture	–	–	(13)	–	–	(13)
Net losses not recognised in income statement	–	–	(167)	(1)	(20)	(188)
Net profit	–	–	–	–	681	681
Dividend paid	–	–	–	–	(131)	(131)
Transfer to insurance reserve	–	1	–	–	–	1
Balance at 31 December 2004	–	1	(193)	1	1 801	1 610
Adjustment to opening balances – decommissioning asset restated	–	–	–	–	24	24
Adjusted opening balance	–	1	(193)	1	1 825	1 634
Financial instrument recognised in equity	–	–	–	(8)	–	(8)
Currency translation differences	–	–	24	–	3	27
Move to retained earnings	–	–	–	(1)	–	(1)
Disposal of subsidiaries	–	–	2	–	–	2
Net losses not recognised in income statement	–	–	26	(9)	3	20
Net profit	–	–	–	–	2 727	2 727
Dividend paid	–	–	–	–	(833)	(833)
Balance at 31 December 2005	–	1	(167)	(8)	3 722	3 548

KUMBA IRON ORE GROUP CASH FLOW STATEMENTS

	Notes	Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
Operating activities				
Cash generated from operations	3.19.1	2 594	1 535	1 192
Net financing costs	3.19.2	(111)	(288)	(180)
Dividend paid	3.19.3	(833)	(131)	(194)
Taxation paid	3.19.4	(445)	(88)	(201)
Cash flow from operating activities		**1 205**	**1 028**	**617**
Investing activities				
Investment to maintain operations	3.19.5	(129)	(92)	(60)
Investment to expand operations		(273)	(79)	(132)
Proceeds/(cash outflow) from disposal of investment	3.19.6	1 163	(1)	2
Foreign currency translation reserve	3.19.7	46	(141)	(110)
Cash flow from/(to) investing activities		**807**	**(313)**	**(300)**
Financing activities				
Non-current interest-bearing borrowings (repaid)/raised		(1 826)	21	(28)
Current interest-bearing borrowings repaid		(380)	(278)	(370)
Cash flow from financing activities		**(2 206)**	**(257)**	**(398)**
Net (decrease)/increase in cash and cash equivalents		**(194)**	**458**	**(81)**
Cash and cash equivalents at beginning of period		785	327	408
Cash and cash equivalents at end of period		**591**	**785**	**327**

3.01 ACCOUNTING POLICIES

Principal accounting policies

The principal accounting policies of the Group and the disclosures made in the annual financial statements conform with South African Statements of Generally Accepted Accounting Practice and comply with International Financial Reporting Standards effective for the Group's financial year.

The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments to fair value. Where comparative financial information is reported, the accounting policies have been applied consistently for all periods. Changes to comparatives are set out in note 3.02.

Basis of consolidation

The Group annual financial statements present the consolidated financial position and changes therein, operating results and cash flow information of the Company and its subsidiaries. Subsidiaries are those entities in which the Group has an interest of more than half of the voting rights or the power to exercise control so as to obtain benefits from their activities.

The results of subsidiaries are included for the duration in which the Group exercises control over the subsidiary. All inter-company transactions and resulting profits and losses between the Group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries are changed to ensure consistency with the policies adopted by the Group. If it is not practical to change the policies, the appropriate adjustments are made on consolidation to ensure consistency within the Group.

The Company carries its investments in subsidiaries at cost less accumulated impairment losses.

The results of special purpose entities that, in substance, are controlled by the Group, are consolidated.

Goodwill

Goodwill is reflected at cost less accumulated impairment losses, if any. It represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of that entity at the date of acquisition. Goodwill is assessed for impairment on an annual basis.

The gain or loss on disposal of an entity includes the balance of goodwill relating to the entity.

The excess of the fair value of the net identifiable assets and contingent liabilities of the entity acquired over the cost of acquisition is recognised immediately in profit or loss.

Investments in associates and joint ventures

The Company carries its investments in associates and joint ventures at cost less accumulated impairment losses.

An associate is an entity over which the Group has the ability to exercise significant influence, but which it does not control.

A joint venture is an entity jointly controlled by the Group and one or more ventures in terms of a contractual arrangement requiring unanimous consent for strategic financial and operating decisions. It may involve a corporation, partnership or other entity in which the Group has an interest.

Investments in associates and joint ventures are accounted for in the Group financial statements using the equity method for the duration of the period in which the Group has the ability to exercise significant influence. Equity accounted income represents the Group's proportionate share of the profits of these entities and the share of taxation thereon. The retained earnings of an associate, net of any dividends, are classified as distributable reserves.

Where the Group's share of losses of an associate exceed the carrying amount of the associate, the associate is carried at nil. Additional losses are only recognised to the extent that the Group has incurred obligations in respect of the associate.

Investments in joint ventures are accounted for in the Group's financial statements using the proportionate consolidation method.

Where necessary, the results of associates and joint ventures are restated to ensure consistency with Group policies.

Unrealised profits and losses are eliminated.

The Group's interest in associates and joint ventures is carried in the balance sheet at an amount that reflects its share of the net assets and the unimpaired portion of goodwill on acquisition. Goodwill on the acquisition of associates and joint ventures is treated in accordance with the Group's accounting policy for goodwill.

Property, plant and equipment

Land and extensions under construction are stated at cost and are not depreciated. Buildings, including certain non-mining residential buildings and all other items of property, plant and equipment are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets after taking into account the estimated residual value of the assets. Useful life is either the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the use of the asset.

Items of property, plant and equipment are capitalised in components where components have a different useful life to the main item of property, plant and equipment to which the component can be logically assigned to.

The estimated useful lives of assets and their residual values are re-assessed periodically with any changes in such accounting estimates being adjusted in the financial year of re-assessment and applied prospectively.

The estimated useful lives of items of property, plant and equipment are:

Buildings and infrastructure (including residential buildings)	5 – 25 years
Mineral properties	10 – 25 years
Fixed plant and equipment	4 – 25 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 25 years
Loose tools computer equipment	5 years
Development costs	5 – 6 years
Site preparation, mining development and exploration	5 – 25 years

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Directly attributable expenses relating to mining and other major capital projects, site preparations and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent that these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of Group borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is substantially complete.

Directly attributable costs associated with the acquisition, development and installation of certain software are capitalised. Such assets are depreciated using the amortisation methods and periods applicable to computer equipment.

Surpluses and deficits on the disposal of property, plant and equipment are taken to profit or loss.

Leased assets

Leases involving plant and equipment whereby the lessor provides finance to the Group with the asset as security and where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period using the effective interest rate method.

For a sale and leaseback transaction that results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised on the straight-line basis over the period of the lease.

Leases of assets to the Group, under which the lessor effectively retains all the risks and benefits of ownership, are classified as operating leases. Payments made under operating leases are charged against income on the straight-line basis over the period of the lease.

Research, development and exploration costs

Research, development and exploration costs are charged against income until they result in projects that are evaluated as being technically or commercially feasible, the Group has sufficient resources to complete development and can demonstrate how the asset will generate future economic benefits, in which event these costs are capitalised and amortised on the straight-line basis over the estimated useful life of the project or asset. The carrying amounts are reviewed at each balance sheet date to determine whether there is any indication of impairment.

Impairment of assets

The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash flows largely independent from those of other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed.

Financial instruments

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below:

Investments

Marketable securities are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Other investments are shown at fair value. Gains and losses are recognised in profit or loss.

Trade and other receivables

Trade and other receivables originated by the Group are stated at cost less provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

Financial liabilities

Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisation, except for derivatives which are subsequently measured at fair value. If a financial liability is designated as a hedged item, it is subject to measurement under hedge accounting provisions.

Derivative instruments

Derivative instruments are measured at fair value.

Gains and losses on subsequent measurement

- Gains and losses on subsequent measurement are recognised as follows:
- Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss for the period in which they arise.
- Gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denominated transactions, are recognised immediately in net profit or loss.
- The effective portion of gains and losses from remeasuring cash flow hedging instruments, including cash flow hedges for forecast foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecast transaction result in the recognition of an asset

or a liability, then the cumulative amounts are recognised in equity or adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss.

- When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

Inventories

Inventories are valued at the lower of cost, determined on the moving average basis, and net realisable value.

The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity.

Write-downs

Write-downs to net realisable value and inventory losses are expensed in the period in which the write-downs or losses occur.

Foreign currencies

Transactions and balances

Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date.

Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains or losses arising on translation are credited to or charged against income.

Foreign entities

The financial statements of foreign entities are translated into South African rand as follows:

- Assets and liabilities at rates of exchange ruling at balance sheet date.
- Income, expenditure and cash flow items at weighted average rates for the year.
- Goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at balance sheet date.

All resulting exchange differences are reflected as part of shareholder's equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

Foreign currency hedges

Foreign currency hedges are dealt with in the financial instruments accounting policy.

Revenue recognition

Revenue, which excludes value added tax and sales between Group companies, represents the gross value of goods invoiced. Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Revenue arising from services and royalties is recognised on the accrual basis in accordance with the substance of the relevant agreement.

Revenue from the operation of bulk ships is recognised on the proportionate basis where voyages have not terminated at year-end.

Interest and dividend income

Interest is recognised on the time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

Dividends are recognised when the right to receive payment is established.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risks specific to the liability.

Decommissioning and Environmental rehabilitation

Provision is made on a progressive basis for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Where provision is made for dismantling and site restoration costs, an asset of similar initial value is raised and amortised in accordance with the Group's accounting policy for property, plant and equipment.

Annual contributions are made to Kumba Resources Environment Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of, the life of mines.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets whilst the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against income as incurred.

Deferred taxation

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised.

Deferred taxation is calculated using taxation rates that have been enacted at balance sheet date. The effect on deferred taxation of any changes in taxation rates is charged to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

Employee benefits

Post-employment benefits

Retirement

The Group provides defined benefit and defined contribution funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by payments from employees and the Group, taking account of the recommendations of independent actuaries. The Group's contribution to the funds is charged to the income statement in the year to which it relates.

The Group is also a participating employer in two closed defined benefit funds for its pensioner members who retired before the unbundling of Kumba Resources from Mittal Steel in 2001. The Group does not however, provide employee benefits in defined benefit funds for its employees.

Statutory actuarial valuations on the defined benefit plans are performed every three years. Interim valuations are also performed on an annual basis. Valuations are performed on a date which coincides with the balance sheet date. Consideration is given to any event that could impact the funds up to the balance sheet date. The net surplus or deficit in the benefit obligation is the difference between the present value of the funded obligation and the fair value of plan assets. No actuarial surplus is recognised as the Group's ability to access the future economic benefit is uncertain. Actuarial losses, if any, are recognised in income as and when they arise.

The Group does not provide guarantees in respect of returns in the defined contribution funds.

Medical

No contributions are made to the medical aid of retired employees.

Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions is recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits is recognised and provided for at balance sheet date, based on the current cost to the Company.

Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The Group recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value.

Equity compensation benefits

Senior management, including executive directors, have been granted share options in the holding company, Kumba Resources. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals the market price on the date preceding the date of the grant.

When the options are exercised they can either be:

- purchased and if vesting according to the rules of the scheme, recorded in share capital and share premium at the amount of the option price; or
- payment can be deferred resulting in no increase in share capital or share premium until paid for and vesting according to the rules of the scheme.

The fair value of the options granted to senior management including executive directors, has been determined at grant date using a suitable option pricing model and expensed over the vesting period of the options with the corresponding increase in equity.

Dividend

Dividends paid are recognised by the Company when the dividend is declared.

These dividends are recorded and disclosed as dividends paid in the statement of changes in equity.

Dividends proposed or declared subsequent to the year-end are not recognised at the balance sheet date, but are disclosed in the notes to the financial statements.

Secondary tax on companies

Taxation costs incurred on dividends are included in the taxation line in the income statement in the year in which they are declared.

Discontinued operations and non-current assets held for sale

Discontinued operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposable or discontinuance.

The profit or loss on the sale or abandonment of a discontinued operation is determined from the formalised discontinued date.

If the carrying amount of a non-current asset or disposal will be recovered principally through a sale transaction rather than through continuing use, such asset is classified as a non-current asset held for sale and is measured at the lower of carrying amount and fair value less cost to sell.

Segment reporting

The primary business segments are mining and marketing.

Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the Group unless otherwise stated.

Comparatives

The Group changed its year-end from 30 June to 31 December to be in line with its majority shareholder, Anglo American plc, resulting in an 18 months period ended 31 December 2004. Consequently the amounts for corresponding items in the income statement, statement in the changes in equity, cash flow and related notes are not comparable.

Judgements made by management

The following judgements, apart from those involving estimates (as mentioned below) have been made by management in the process of applying the Group's accounting policies that have the most significant effect on the amounts recognised in the financial statements:

- The identification of special purpose entities controlled by the Group which must be consolidated;
- In applying IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, management had to make judgements as to which non-current assets fall within the scope of the standard and had to be reclassified and measured in terms of IFRS 5;
- In applying IFRS 2, Share-based Payments, management had to make certain judgements in respect of the fair value models to be used in determining the various share-based arrangements in respect of employees, as well as the variable elements used in these models.

Key assumptions made by management in applying accounting policies

The following key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

- Estimates made in determining the present obligation of environmental and decommissioning provisions, which includes the discount rate used in determining the present value of environmental and decommissioning provisions;
- Estimates made in determining the recoverable amount of assets where there is an indication that an asset may be impaired, this includes the estimation of cash flows and the discount rates used; and
- Estimates made in determining the probability of future taxable income thereby justifying the recognition of a deferred tax asset.

	Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
3.02 Prior year adjustments and change in accounting policies			
Accounting for arrangements that contain a lease			
In terms of IFRIC 4 (Determining whether an arrangement contains a lease) and IAS 17 (Leases), arrangements that convey the right to use an asset, are evaluated for recognition, classification as a finance or operating lease, and measured, and accounted for accordingly. The result is the recognition of a finance lease where Kumba Iron Ore is the lessor. The finance lease relates to the funding of property plant and equipment by Mittal Steel to Thabazimbi mine.			
Income statement impact			
Decrease in revenue	66	32	3
Decrease in depreciation	66	32	3
Balance sheet impact			
Decrease in property plant and equipment	390	380	215
Decrease in long term payables – Mittal Steel	472	488	307
Increase in trade and other payables	82	108	92
Share-based payments			
As part of the IFRS improvements project Kumba Iron Ore adopted IFRS 2 (Share-based Payments). The adoption of IFRS 2 is made in accordance with the transitional provision of IFRS 2. Comparative figures have been restated. The amount of the adjustments for the current and comparable periods 2004 and 2003, respectively, are as follows:			
Income statement impact			
– Reduction of profit for the period	5	4	1
Balance sheet impact			
– Retained income decrease	10	5	1
– Increase in loans from holding company	10	5	1
The adjustment has no tax implications.			

Interest in joint ventures

Kumba Resources' majority shareholder and parent, Anglo American plc changed its accounting policies to be in line with IFRS with effect 1 January 2005. Anglo American plc elected to account for interests in joint ventures per IAS 31, by applying the proportionate consolidation method. To be consistent with the parent entity's policies Kumba Resources and consequently Kumba Iron Ore changed its accounting policy to the proportionate consolidation method. Prior year figures for 2004 and 2003 have been restated.

	Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
The effect of the change in accounting policy is as follows:			
Income statement impact			
– Increase in net operating profit	26	20	18
– Increase in interest income	1	–	–
– Decrease in income from equity accounted investments	27	20	18
Balance sheet impact			
– Decrease in investments in joint ventures	38	11	10
– Increase in property, plant and equipment	3	3	3
– Increase in financial assets	1	1	–
– Decrease in trade and other receivables	–	32	7
– Increase in cash and cash equivalents	63	39	12
– Increase in trade and other payables	48	–	2
– Decrease in net debt	63	39	12
Cash flow impact			
Increase in net cash flows from operating activities	22	29	25
Increase in taxation paid	–	2	–
Increase in financial assets	1	–	–
Increase in borrowings raised	1	–	–
Increase in foreign currency translation	3	–	–
Increase in opening balance of cash and cash equivalents	39	12	5
Insurance captives			
During the year the insurance captives relating to the Kumba Iron Ore cell were consolidated within the SIOC.			
Income statement impact			
– Increase in profit for the period	8	6	–
Balance sheet impact			
– Retained income increase	14	6	–
– Increase in cash and cash equivalents	20	10	–
– Increase in trade and other receivables	–	5	–
– Increase in trade and other payables	6	8	–
– Increase in non-distributable reserves	–	1	–
Cash flow impact			
Increase in cash and cash equivalents	20	10	–

Reclassification and presentation

The Group changed the following accounting policies to be in line with the accounting policies of its holding company, Kumba Resources which changed its accounting policies to be in line with its majority shareholder and parent, Anglo American plc:

The equity accounted investments' recognised profits were previously transferred to a non-distributable reserve (NDR) "Attributable reserves of equity accounted investments". The opening balance of R4 million of this reserve was classified as distributable reserve and transfers to this reserve have ceased.

	Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
3.03 Operating expenses			
Costs by type			
Raw materials and consumables	488	626	415
Staff costs	734	953	566
– salaries and wages	654	852	514
– termination benefits,	3	–	–
– pension and medical costs	71	96	51
– Share based payments	6	5	1
General charges	117	319	102
Net surplus from sale of investment (Hope Downs)	(1 163)	–	–
Corporate service fee	170	236	220
Impairment (recoupments)/charges	–	(88)	2
Energy	52	76	46
Railage and transport	1 088	1 278	942
Repairs and maintenance	362	484	395
Depreciation	297	355	245
Own work capitalised	(1)	(7)	–
Cost recovered	292	359	312
Movements in inventories	211	262	141
Sub-lease rent received	(5)	(8)	(7)
	2 642	4 845	3 379
Costs by function			
Cost of goods sold	2 683	3 555	2 424
Net surplus from sale of investment (Hope Downs)	(1 163)	–	–
Selling and distribution costs	1 127	1 298	962
Sub-lease rent received	(5)	(8)	(7)
	2 642	4 845	3 379
The above costs are stated after including:			
Depreciation	297	355	245
– residential land and buildings	1	3	2
– buildings and infrastructure	10	15	10
– depreciation on finance leased assets	1	4	5
– machinery, plant and equipment	229	261	171
– site preparation, mining development exploration and rehabilitation	31	34	32
– land and buildings	–	1	–
– mineral properties	25	37	25
Reconditionable spares usage	4	7	7
Research and development costs	–	1	–
Share-based payments	6	5	1
Consultancy fees	10	21	26
Operating lease rentals expenses	41	39	14
– property	2	2	1
– equipment	39	37	13
Operating sub-lease property rent received	(5)	(8)	(7)
Net losses/(profit)on disposal of property, plant and equipment	–	38	(10)
Net surplus from sale of investment (Hope Downs)	(1 163)	–	–
Impairment charges/(recouped)	–	(88)	2
Auditors' remuneration – Audit fees	2	3	2
Net realised losses/(gains) on currency exchange differences	(118)	167	128
Net unrealised losses on currency exchange differences	18	13	39
Net realised (gains)/losses on the revaluation of derivative instruments	48	(140)	(120)
Net unrealised gains on the revaluation of derivative instruments	(7)	(5)	(6)

		Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
3.04	**Net financing costs**			
	Interest expense and loan costs	260	429	231
	Interest income	(150)	(141)	(59)
	Finance leases	1	–	8
	Net interest expense	111	288	180
	Interest adjustment on non-current provisions	9	18	6
		120	306	186
3.05	**Impairment charges**			
	Reversal of impairment of shipping asset	–	(90)	–
	Impairment of investment in joint venture	–	2	2
		–	(88)	2
3.06	**Taxation**			
	South African normal taxation charged to income statement	1 084	202	107
	– current	1 069	153	77
	– deferred	15	49	30
	current year	34	63	47
	prior year	–	(14)	(17)
	rate adjustment	(19)	–	–
	Reconciliation of taxation rates	**%**	**%**	**%**
	Taxation as a percentage of profit before taxation	**28.4**	**22.8**	**15.4**
	Taxation effect of:			
	– disallowable expenditure	(0.1)	(0.5)	(0.7)
	– foreign income imputed	–	(0.4)	(1.0)
	– capital profits	0.3	0.1	5.8
	– impairment	–	(0.1)	0.2
	– learnership allowances	0.2	0.2	0.2
	– prior year adjustment	–	1.6	2.4
	– tax rate differentials	(0.4)	6.3	7.4
	– exempt income	0.1	–	–
	– rate change	0.5	–	–
	– other	–	–	0.3
	Standard tax rate	**29.0**	**30.0**	**30.0**

3.07 Property, plant and equipment

2005 audited

	Land and buildings R'm	Mineral properties R'm	Residential land and buildings R'm	Buildings and infra-structure R'm	Machinery, plant and equipment R'm	Site preparation, mining, development, exploration and rehabilitation R'm	Extensions under construction R'm	Total R'm
Gross carrying amount								
At beginning of year	33	621	42	242	2 434	315	220	3 907
Reclassifications	–	–	–	13	19	1	–	33
Adjusted opening balance	33	621	42	255	2 453	316	220	3 940
Additions	3	–	–	3	32	–	367	405
Disposals	–	–	–	(2)	(8)	–	–	(10)
Other movements	–	–	–	(36)	192	26	(173)	9
Balance at 31 December 2005	**36**	**621**	**42**	**220**	**2 669**	**342**	**414**	**4 344**
Accumulated depreciation								
At beginning of year	–	87	32	127	1 162	207	–	1 615
Reclassification	–	–	–	2	6	1	–	9
Adjusted opening balance	–	87	32	129	1 168	208	–	1 624
Depreciation charges	–	25	1	10	230	31	–	297
Accumulated depreciation on disposal	–	–	–	(1)	(6)	–	–	(7)
Other movements	–	–	–	(39)	42	6	–	9
Exchange differences on translation	–	–	–	–	2	–	–	2
Balance at 31 December 2005	**–**	**112**	**33**	**99**	**1 436**	**245**	**–**	**1 925**
Net carrying amount	**36**	**509**	**9**	**121**	**1 233**	**97**	**414**	**2 419**

2004 Restated Reviewed

	Land and buildings R'm	Mineral properties R'm	Residential land and buildings R'm	Buildings and infra-structure R'm	Machinery, plant and equipment R'm	Site preparation, mining, development, exploration and rehabilitation R'm	Extensions under construction R'm	Total R'm
Gross carrying amount								
At beginning of period	33	621	43	221	2 630	334	144	4 026
Additions	2	–	–	8	93	1	169	273
Disposals	–	–	(4)	(3)	(313)	–	–	(320)
Exchange difference on translation	–	–	–	–	(72)	–	–	(72)
Other movements	(2)	–	3	16	96	(20)	(93)	–
Balance at 31 December 2004	**33**	**621**	**42**	**242**	**2 434**	**315**	**220**	**3 907**
Accumulated depreciation								
At beginning of period	–	50	33	114	1 097	167	–	1 461
Depreciation charges	1	37	3	15	265	34	–	355
Accumulated depreciation on disposal	–	–	(4)	(2)	(161)	–	–	(167)
Exchange differences on translation	(1)	–	–	–	(33)	–	–	(34)
Other movements	–	–	–	–	(6)	6	–	–
Balance at 31 December 2004	**–**	**87**	**32**	**127**	**1 162**	**207**	**–**	**1 615**
Impairment charges								
At beginning of period	–	–	–	–	90	–	–	90
Impairment charges written back on disposal	–	–	–	–	(90)	–	–	(90)
Balance at 31 December 2004	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Net carrying amount	**33**	**534**	**10**	**115**	**1 272**	**108**	**220**	**2 292**

2003 Restated Reviewed

	Land and buildings R'm	Mineral properties R'm	Residential land and buildings R'm	Buildings and infra-structure R'm	Machinery, plant and equipment R'm	Site preparation, mining, development, exploration and rehabilitation R'm	Extensions under construction R'm	Total R'm
Gross carrying amount								
At beginning of year	17	621	47	206	2 511	331	231	3 964
Joint ventures now consolidated	3	–	–	–	–	–	–	3
Adjusted opening balance	20	621	47	206	2 511	331	231	3 967
Additions	14	–	–	10	66	2	119	211
Disposals	–	–	(4)	(3)	(23)	(2)	–	(32)
Exchange difference on translation	–	–	–	–	(120)	–	–	(120)
Other movements	(1)	–	–	8	(196)	3	(206)	–
Balance at 30 June 2003	**33**	**621**	**43**	**221**	**2 630**	**334**	**144**	**4 026**
Accumulated depreciation								
At beginning of year	–	25	34	104	984	137	–	1 284
Depreciation charges	–	25	2	10	176	32	–	245
Accumulated depreciation on disposal	–	–	(3)	–	(11)	(2)	–	(16)
Exchange differences on translation	–	–	–	–	(52)	–	–	(52)
Balance at 30 June 2003	**–**	**50**	**33**	**114**	**1 097**	**167**	**–**	**1 461**
Impairment charges								
At beginning of year	–	–	–	–	80	–	–	80
Impairment charges (written back)	–	–	–	–	10	–	–	10
Balance at 30 June 2003	**–**	**–**	**–**	**–**	**90**	**–**	**–**	**90**
Net carrying amount	**33**	**571**	**10**	**107**	**1 443**	**167**	**144**	**2 475**

	Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
Net carrying amount of machinery, plant and equipment includes:			
Assets held under finance lease:			
– Cost	–	58	98
– Accumulated depreciation	–	6	11
	–	52	87

The register of title deeds for land and buildings is available at the registered office.

		Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
3.08	**Investments in associates and joint ventures**			
	Associate companies (unlisted)	–	–	–
	Joint ventures (unlisted)	1	–	–
	Total investment	**1**	**–**	**–**
	Joint ventures			
	At beginning of the year	–	–	–
	Loan to joint venture	1	–	–
	Total investment in joint venture	**1**	**–**	**–**
	Directors valuation of investments in associates and joint ventures	**1**	**–**	**–**
3.09	**Loan to holding company**			
	Loan to Kumba Resources	1 372	–	–
	The loan to the holding company, Kumba Resources Limited, carries interest at market rate, with no fixed repayment terms.			
3.10	**Financial assets**			
	Environmental Rehabilitation Trust Fund	111	77	55
	Long-term receivables	8	11	20
		119	88	75
	Maturity profile of financial assets			
	1-2 years	8	11	20
	>5 years	111	77	55
		119	88	75
3.11	**Inventories**			
	At cost:			
	Finished products	112	102	91
	Work-in-progress	294	310	333
	Plant spares and stores	105	92	91
		511	504	515
3.12	**Trade and other receivables**			
	Trade receivables	974	413	387
	Other receivables	17	57	142
	Derivative instruments	10	8	12
		1 001	478	541
	Trade credit risk exposure per geographical area			
	South Africa	141	57	56
	Europe	279	168	135
	Asia	554	188	196
		974	413	387

All credit risk exposures relate to the steel manufacturing industry.

	Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
3.13 Share capital and share premium			
Authorised			
1000 ordinary shares of R1 each	–	–	–
Issued			
100 ordinary shares of R1 each	–	–	–
Share premium	–	–	–
The unissued shares are under the control of the directors of the Company until the next annual general meeting.			
3.14 Interest-bearing borrowings			
Summary of loans by financial year of redemption			
– 2004	–	–	278
– 2005	–	380	404
– 2006	385	385	385
– 2007	105	105	105
– 2008	58	58	58
– 2009 onwards	–	379	371
Total interest-bearing borrowings	548	1 307	1 601
Portion included in current liabilities	(385)	(380)	(278)
Total non-current portion interest-bearing borrowings	163	927	1 323
Included in the above interest-bearing borrowings are obligations relating to finance leases payable as follows:			
Minimum lease payments			
– less than 1 year	–	14	29
– more than 1 year and less than 5 years	–	–	26
Total minimum lease payments	–	14	55
– *less:* future finance charges	–	(1)	(7)
Total lease liability	–	13	48
Representing lease liability			
– Current	–	13	24
– Non Current	–	–	24
Total lease liability	–	13	48
3.15 Other long-term payables			
Other long-term payables: interest free	472	488	307
Classified as finance lease	(472)	(488)	(307)
	–	–	–

Mittal Steel has funded the capital expenditure at the Thabazimbi mine in terms of a supply agreement. The funds are repayable over the life of the assets as specified in the supply agreements.

	Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
3.16 Non-current provisions			
Environmental provision			
At the beginning of the period	115	96	73
Reclassification as decommissioning provision	(29)	–	–
Additional provision	9	–	4
Utilised during the period	(2)	1	13
Interest adjustment	9	18	6
Environmental provision at the end of the period	102	115	96
Decommissioning provision			
Environmental provision reclassified as decommissioning provision	29	–	–
Charged to the income statement	4	–	–
Interest adjustment	1	–	–
Decommissioning provision at the end of the period	34	–	–
Total non-current provisions	136	115	96
Environmental rehabilitation provision	102	115	96
Decommissioning provision	34	–	–

Environmental rehabilitation provision

Provision is made on a progressive basis for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based on costs that are reviewed regularly and adjusted as appropriate for new circumstances.

Decommissioning provision

During 2005, the environmental rehabilitation provision was reclassified into two separate provisions, namely the environmental rehabilitation provision and the decommissioning provision. The opening balance was adjusted to reflect the split. The decommissioning provision relates to decommissioning of property, plant and equipment where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are reviewed regularly and adjusted as appropriate for new circumstances.

Funding of environmental and decommissioning rehabilitation

Contributions towards the cost of the mine closure are also made to the Kumba Rehabilitation Trust Fund and the balance of the Fund amounted to R111 million (2004: R77 million 2003: R55 million) at period end. This amount is included in the financial assets of the Group. Cash flows will take place when the mines are rehabilitated.

	Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
3.17 Deferred taxation			
The movement on the deferred taxation account is as follows:			
At the beginning of the period	566	506	474
Income statement charge	34	49	30
Non-distributable reserve charge	(28)	11	2
Rate change	(19)	–	–
At the end of the period	553	566	506
Comprising:			
Deferred taxation liabilities	553	574	624
– property, plant and equipment	559	608	620
– unrealised foreign exchange gains	22	–	–
– provisions	(21)	(57)	4
– decommissioning provision	(10)	–	–
– restoration provision	(29)	–	–
– Environmental Rehabilitation Trust Fund	32	23	–
Deferred taxation assets	–	8	118
– property, plant and equipment	–	–	19
– provisions	–	–	34
– foreign taxation losses carried forward	–	8	65
3.18 Trade and other payables			
Trade payables	228	197	281
Other payables	175	135	74
Leave pay accrual	72	75	45
Derivative instruments	11	–	2
	486	407	402
3.19 Notes to the cash flow statements			
3.19.1 Cash generated from operations			
Net operating profit	3 931	1 189	883
Adjusted for non-cash movements			
– depreciation	297	355	245
– net deficit on disposal/scrapping of asset	12	–	19
– net deficit/(surplus) on disposal of property, plant and equipment	–	38	(10)
– net surplus on disposal of investment	(1 163)	–	–
– impairment charges recouped	–	(88)	2
– Foreign currency revaluations and fair value adjustments	13	5	34
– reconditionable spares usage	4	7	7
– share-based payments benefits	6	5	1
Working capital movements			
– (increase)/decrease in inventories	(29)	11	100
– (increase)/decrease in trade and other receivables	(436)	(20)	(81)
– increase in financial assets	(39)	(14)	(30)
– (decrease)/increase in trade and other payables	–	46	24
– utilisation of provisions	(2)	1	(2)
	2 594	1 535	1 192

	Audited 12 months Ended 31 December 2005 R'm	Restated Reviewed 18 months Ended 31 December 2004 R'm	Restated Reviewed 12 months Ended 30 June 2003 R'm
3.19.2 Net financing costs			
Net financing costs as per the income statement	(120)	(306)	(186)
Interest adjustment to environment rehabilitation provision	9	18	6
	(111)	(288)	(180)
3.19.3 Dividend paid			
Dividend declared and paid	(833)	(131)	(194)
3.19.4 Normal taxation paid			
Amounts unpaid at the beginning of the period	(142)	(81)	(206)
Charge per the income statement	(1 069)	(153)	(77)
Arising on translation of foreign entities	23	4	1
Amounts unpaid at the end of the period	743	142	81
	(445)	(88)	(201)
3.19.5 Investment to maintain operations			
Replacement of property, plant and equipment	(117)	(171)	(69)
Reconditionable spares	(13)	(18)	(10)
Proceeds from fixed assets sold	1	97	19
	(129)	(92)	(59)
3.19.6 Investment in other non current assets			
Proceeds/(cash outflow) from investments sold	1 163	(1)	2
	1 163	(1)	2
3.19.7 Foreign currency translation reserve and attributable reserves of equity accounting earnings			
Movement for the year	12	(144)	(170)
Transfer to NDR	13	(4)	4
Unrealised gains	(36)	4	2
Revaluation of net assets	(25)	9	37
Less: Other arising on translation of foreign entities	82	(6)	17
	46	(141)	(110)

3.20 Financial instruments

Kumba Resources provides a treasury function to the business units, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the Group's operations.

The Group's objective in using financial instruments is to reduce the uncertainty over future cash flows arising from movements in currency and interest rates. Currency and interest rate exposure is managed within Board-approved policies and guidelines, which restrict the use of derivatives to the hedging of specific underlying currency and interest rate exposure. Compliance with Group policies and exposure limits is reviewed by the internal auditors on a continuous basis.

Foreign currency risk management

The Group undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts ("FEC"), currency options and currency swap agreements.

The Group maintains a fully covered exchange rate position in respect of foreign currency borrowings and imported capital equipment resulting in these exposures being fully converted to Rand. Trade-related import exposures are managed through the use of the natural hedges arising from export revenue as well as FECs. Trade related export exposures are hedged using FECs and currency options with specific focus on short-term receivables.

Material FECs and currency options, which relate to specific balance sheet items at 31 December 2005, 31 December 2004 and 30 June 2003 are summarised as follows:

Foreign currency

	Foreign amount million	Fair value R'm	Contract value R'm	Recognised fair value in equity R'm
2005				
Exports	30	190	197	7
United States dollar – FECs				
Imports				
Euro – FECs	1	–	–	–
Yen – FECs	321	–	–	–
2004				
Exports				
United States dollar – FECs	14	80	86	6
2003				
Exports				
United States dollar – FECs	23	176	182	6

The Group has entered into certain forward exchange contracts, which relate to specific contracts, which relate to specific foreign commitments not yet due and export earnings of which the proceeds are not yet received. Details of these contracts are as follows:

	Foreign amount million	Fair value R'm	Contract value R'm	Recognised fair value in equity R'm
2005				
Imports[2]				
United States dollar – FECs	1	6	6	–
Euro – FECs	7	52	56	(4)
Japanese Yen – FECs	514	27	30	(3)
2004				
Exports[1]				
United States dollar – FECs	6	34	35	1
2003				
Exports[1]				
United States dollar – FECs	8	62	62	–
Loans[2]				
United States dollar – FECs	5	42	37	5
Imports[2]				
United States dollar – FECs	3	21	22	(1)
Euro – FECs	1	12	13	(1)
Japanese Yen – FECs	6	–	–	–

1 Recognised fair value in equity to be released to income statement within six months.

2 Recognised fair value in equity to be released to income statement within three years.

Interest rate risk management

The Group is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations.

A portion of term borrowings was entered into at fixed interest rates in anticipation of an increase in the interest rate cycle.

The interest rate repricing profile is summarised below:

	1 – 6 months R'm	7 – 12 months R'm	Beyond 1 year R'm	Total borrowings R'm
2005				
Term borrowings	506	–	42	548
% of total borrowings	92%	–	8%	100%
2004				
Term borrowings	250	–	1 057	1 307
% of total borrowings	19%	–	81%	100%
2003				
Term borrowings	999	–	602	1 601
% of total borrowings	62%	–	38%	100%

Maturity profile of financial instruments

The maturity profiles of financial assets and liabilities are summarised as follows (the derivative instruments reflect the contract amounts):

	0 – 12 months R'm	1 – 2 Years R'm	3 – 5 Years R'm	> 5 Years R'm	Total R'm
2005					
Assets					
Financial assets	–	–	–	119	119
Cash and cash equivalents	591	–	–	–	591
Trade and other receivables	1001	–	–	–	1001
Inter-company loans	–	–	–	1 372	1 372
Liabilities					
Interest-bearing borrowings	(385)	(163)	–	–	(548)
Trade and other payables	(486)	–	–	–	(486)
	721	(163)	–	1 491	2 049
Percentage	35%	(8%)	–	73%	100%
2004					
Assets					
Financial assets	–	–	–	88	88
Cash and cash equivalents	785	–	–	–	785
Trade and other receivables	478	–	–	–	478
Liabilities					
Interest-bearing borrowings	(380)	(490)	(58)	(379)	(1 307)
Trade and other payables	(407)	–	–	–	(407)
	476	(490)	(58)	(291)	(363)
Percentage	(135%)	138%	16%	81%	100%

	0 – 12 months R'm	1 – 2 Years R'm	3 – 5 Years R'm	> 5 Years R'm	Total R'm
2003					
Assets					
Financial assets	–	–	–	75	75
Cash and cash equivalents	327	–	–	–	327
Trade and other receivables	541	–	–	–	541
Liabilities					
Interest-bearing borrowings	(278)	(789)	(163)	(371)	(1 601)
Trade and other payables	(402)	–	–	–	(402)
	188	(789)	(163)	(296)	(1 060)
Percentage	(18%)	75%	15%	28%	100%

Derivative instruments included in above	**R'm**	**R'm**	**R'm**	**R'm**	**R'm**
2005					
Recognised transactions					
– sell	197	–	–	–	197
Forecast transactions					
– sell	92	–	–	–	92
2004					
Recognised transactions					
– sell	86	–	–	–	86
Forecast transactions					
– sell	35	–	–	–	35
2003					
Recognised transactions					
– sell	181	–	–	–	181
Forecast transactions					
– buy	42	5	26	–	73
– sell	62	–	–	–	62

Fair value of financial instruments

At 31 December 2005, the carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of these assets and liabilities.

	Carrying value			Fair value		
	2005 R'm	2004 R'm	2003 R'm	2005 R'm	2004 R'm	2003 R'm
Assets						
Financial assets	119	88	75	119	88	75
Cash and cash equivalents	591	785	327	591	785	327
Trade and other receivables	1 001	478	541	1 001	478	541
Inter-company loans	1 372	–	–	1 372	–	–
Liabilities						
Non-current interest-bearing borrowings	163	927	1 323	159	924	1 291
Current interest-bearing borrowings	385	380	278	409	422	353
Trade and other payables	486	407	402	486	407	402

Liabilities

The fair value of long and medium-term borrowings is calculated using quoted prices, or where such prices are not available, discounted cash flow analysis using the applicable yield curve for the duration of the borrowings.

Derivative instruments

Derivative instruments comprise forward exchange contracts, currency options, interest rate collars and swaps. The fair value of derivative instruments, included in hedging assets and liabilities are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments.

Credit risk management

Credit risk relates to potential exposure on cash and cash equivalents, investments and hedged positions. The Group limits its counterparty exposure arising from money market and derivative instruments by only dealing with well established financial institutions of high credit standing. The Group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the board annually.

Trade receivables consist of a number of customers, with whom Kumba Iron Ore has long-standing relationships. A high proportion of term supply arrangements exist with such clients resulting in limited credit exposure which exposure, where dictated by consumer credit worthiness or county risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.

Liquidity risk management

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

SIOC's borrowing capacity is determined by Kumba Resources, based on the terms of their Articles of Association.

3.21 Related party transactions

During the year the Company and its subsidiaries, in the ordinary course of business, entered into sale and purchase transactions with associates and joint ventures. These transactions occurred under terms that are not less favourable than those arranged with third parties.

Holding company's subsidiaries

The Group bought goods or services to the value of R 30 million (2004: R 39 million, 2003: R 25 million) from Kumba FerroAlloys (Pty) Limited.

The outstanding balances at year-end were as follows:

- included in trade and other payables R 4 million (2004: R 2 million, 2003 R 2 million).

Holding company's associates and joint ventures

The Group purchased no goods and services from associates and joint ventures related to the holding company, Kumba Resources.

Corporate service fee to Kumba Resources

A corporate service fee amounting to R 170 million (2004 R 236 million, 2003 R 220 million) was paid to Kumba Resources for essential services rendered.

Special purpose entities

The Group has an interest in the following special purpose entities which are consolidated unless otherwise indicated:

Entity	Nature of business
Ferrosure (Isle of Man) Insurance Company Limited [1, 2]	Offshore insurance captive
Ferrosure (South Africa) Insurance Company Limited [2]	Insurance captive
Kumba Environmental Rehabilitation Fund [2]	Trust fund for mine closure
Merrill Lynch Isle of Man PCC Limited	Offshore insurance captive
Mineco Leasing Limited	Financing company
Oreco Leasing Limited	Financing company
Vulcan Leasing Limited	Financing company
Kumba Resources Management Share Trust [2, 3]	Management share incentive trust

1. Novated to Merrill Lynch Isle of Man PCC Limited in July 2005.
2. Not consolidated.
3. Refer to employee benefits – Equity compensation benefit note 6.23 Appendix 3.

Shareholders

Kumba Iron Ore is a wholly-owned subsidiary of Kumba Resources.

Contingent liabilities

Details are disclosed in note 3.24 Appendix 3.

3.22 Segment reporting

	Sishen mine R'm	Thabazimbi mine R'm	Offshore marketing R'm	Head office and other R'm	Total R'm
2005					
Total turnover	5 441	487	645	–	6 573
Local turnover	486	487	–	–	973
Export turnover	4 955	–	645	–	5 600
Segment net operating profit (loss)	2 662	23	1 495	(249)	3 931
Depreciation	243	120	–	–	363
Assets					
Property, plant and equipment	2 289	130	–	–	2 419
Financial assets	79	33	–	7	119
Inventories	408	103	–	–	511
Trade and other receivables	97	69	835	–	1 001
Liabilities					
Deferred taxation liability	391	140	22	–	553
Trade creditors	286	132	58	10	486
2004					
Total turnover	4 658	628	748	–	6 034
Local turnover	694	628	–	–	1 322
Export turnover	3 964	–	748	–	4 712
Segment net operating profit (loss)	1 100	26	330	(267)	1 189
Depreciation	282	101	–	4	387
Assets					
Property, plant and equipment	2 074	185	–	33	2 292
Financial assets	56	21	11	–	88
Deferred taxation asset	–	–	8	–	8
Inventories	380	124	–	–	504
Trade and other receivables	70	53	355	–	478
Liabilities					
Deferred taxation liability	419	155	–	–	574
Trade creditors	212	155	22	18	407
2003					
Total turnover	3 383	428	451	–	4 262
Local turnover	450	428	–	–	878
Export turnover	2 933	–	451	–	3 384
Segment net operating profit (loss)	945	17	192	(271)	883
Depreciation	177	57	–	14	248
Assets					
Property, plant and equipment	2 108	257	–	110	2 475
Financial assets	42	13	20	–	75
Deferred taxation asset	16	17	66	19	118
Inventories	376	127	12	–	515
Trade and other receivables	71	128	308	34	541
Liabilities					
Deferred taxation liability	465	145	–	14	624
Trade creditors	231	152	7	12	402

3.23 Employee benefits

Retirement fund

Independent funds provide pension and other benefits for all permanent employees and their dependants. At the end of 2005 the following funds were in existence:

- Iscor Pension Fund, operating as a defined benefit fund. This fund is closed to new entrants.
- Iscor Retirement Fund, operating as a defined benefit fund. This fund is closed to new entrants.
- Kumba Selector Pension Fund and Kumba Selector Provident Fund, both operating as defined contribution funds.
- Iscor Employees' Provident Fund, operating as a defined contribution fund.

Members pay contributions of 7% with the employers' contribution of 10% being expensed as incurred.

All funds are governed by the South African Pension Funds Act of 1956.

Defined contribution funds

Membership of each fund and employer contributions to each fund were as follows:

	Working members (number)			Employer contributions (R'm)		
Period ended	**2005**	**2004**	**2003**	**2005**	**2004**	**2003**
Kumba Selector Funds	1 178	1 335	1 401	20	31	20
Iscor Employees' Provident Fund	2 851	2 710	2 610	18	22	13
Other Funds	5	8	8	–	1	1
Total	**4 034**	**4 053**	**4 019**	**38**	**54**	**34**

Due to the nature of these funds, the accrued liabilities definition equates to the total assets under control of these funds.

Defined benefit funds

Statutory actuarial valuations are performed at intervals of not more than three years. The valuations are performed as at the financial period-end of the funds in question which is 31 December. At the last statutory valuation of the funds (Iscor Pension Fund at 31 December 2004 and the Iscor Retirement Fund at 31 December 2002), the actuaries were of the opinion that the funds were adequately funded.

The statutory valuation of the Iscor Retirement Fund at 31 December 2003 remains subject to the finalisation of the legislation relating to the surplus apportionment.

Funded status

The funded status of the two defined retirement benefit funds (Iscor Pension Fund at 31 December 2004 and Iscor Retirement Fund at 31 December 2002) for the members and pensioners of Mittal Steel, and pensioners of Kumba Resources, was as follows:

	Iscor Pension Fund 2004 R'm	**Iscor Retirement Fund 2002 R'm**
Fair value of plan assets	6 213	321
Present value of funded obligation	(6 213)	(281)
Net asset	–	40
Surplus not recognised	–	(40)
Unrecognised actuarial losses	–	–
Net liability as per balance sheet	–	–

The pension plan assets consist primarily of equity (local and offshore), interest-bearing stock and property.

The actual return on the assets in the Iscor Pension Fund at 31 December 2004 amounted to R1 339 million (2003: R523 million) and in the Iscor Retirement Fund to R47 million (2003: R32 million)

Principal actuarial assumptions (expressed as weighted averages) at 31 December 2004 were as follows:

	Iscor Pension Fund		Iscor Retirement Fund	
	Statutory valuation 2004 %	Interim valuation 2003 %	Statutory valuation 2002 %	Interim valuation 2001 %
Pre-retirement discount rate	10.0	10.0	10.0	10.0
Post retirement discount rate	5.0	5.0	4.5	4.5
Expected real after tax return on funds assets	3.5	2.5	N/A	N/A
Future general and merit salary increases (excluding merit increases according to age)	8.5	7.5	N/A	N/A

Future pension increases were allowed to the extent that the investment return exceeded the post-retirement discount rate.

Medical fund

The Company contributes to defined benefit medical aid schemes for the benefit of permanent employees and their dependants. The contributions charged against income amounted to R33 million (2004: R44 million). Kumba Iron Ore has no post-retirement medical aid obligation for current or retired employees.

Equity compensation benefits

Kumba Resources operates the Kumba Management Deferred Purchase Share Scheme and the Kumba Management Share Option Scheme for senior employees and executive directors of Kumba Resources, and its subsidiaries. Kumba Iron Ore and its subsidiaries do not account for any equity related to share scheme, except for the share-based cost relating to the employees of Kumba Iron Ore and its subsidiaries that is expensed. Total share-based payments for 2005 relating to the Kumba Management Deferred Purchase Share Scheme amounted to R38 million, of which R5 million was allocated and expensed in Kumba Iron Ore. The full note as published in the Kumba Resources annual financial reports (2005, 2004, 2003) were included in the *pro forma* historic financial statements of Kumba Iron Ore for completeness, and do not reflect Kumba Iron Ore's interest in the share scheme.

The Kumba Management Deferred Purchase Share Scheme consists of a combination of an option scheme, a purchase scheme and a deferred purchase scheme and governs to maturity the share scheme rights and obligations of employees which were in existence at the time of transfer of the employees from Iscor to Kumba Resources on this unbundling of Kumba Resources effective July 2001.

The Kumba Management Share Option Scheme consists of the granting of options in respect of ordinary Kumba Iron Ore shares, at market value, to eligible participants.

The aggregate number of shares in the issued share capital of Kumba Iron Ore which may at any time be purchased by or allocated and issued to the trustees of both the Kumba Management Deferred Purchase Share Scheme, the Kumba Management Share Option Scheme, Long-term Incentive Plan and Deferred Bonus Plan may not exceed 10% in total of the ordinary shares then in issue in the share capital of Kumba Iron Ore.

The maximum number of Kumba Iron Ore shares to which any one eligible participant is entitled in total in respect of all schemes albeit by way of an allotment and issue of Kumba Iron Ore shares and/or the grant of options shall not exceed 1% of the shares then in issue in the share capital of Kumba Iron Ore.

Shares and/or options held in terms of the Kumba Management Deferred Purchase Share Scheme are released in five equal tranches commencing on the second anniversary of an offer date and expire on the ninth anniversary of an offer date.

Options granted in terms of the Kumba Management Share Option Scheme can be exercised over five years commencing on the first anniversary of the offer date. If the options are accepted by participants, the vesting periods, unless decided otherwise by the directors, are as follows:

- 10% after the 1st anniversary of the offer date
- Additional 20% after the 2nd anniversary of the offer date
- Additional 20% after the 3rd anniversary of the offer date
- Additional 25% after the 4th anniversary of the offer date
- Additional 25% after the 5th anniversary of the offer date

The options not exercised lapse by the seventh anniversary of the offer date.

According to the rules of the LTIP, executive directors and employees of Kumba Resources and its subsidiaries are awarded rights to a number of ordinary Kumba Resources shares. The vesting of LTIP awards are conditional upon the achievement of Group performance levels (established by the remuneration committee) over a performance period of three years. The extent to which the performance condition is met governs the number of shares that vest. The performance conditions set for the initial grant were as follows:

- The total shareholder return ("TSR") condition: the Kumba TSR will be compared to the TSR of a peer Group over the three year performance period, averaged over a six month period. The peer Group comprises of at least 16 members.
- The return on capital employed ("ROCE") condition: the ROCE measure is a return on capital employed measure with a number of adjustments. Targets are set by the remuneration committee based on existing ROCE performance in the base year of an LTIP and planned ROCE performance in the final year of the LTIP performance period.

Kumba, at its election, settles the conditional awards by issuing new shares or by instructing any third party to acquire and deliver the shares to the participants.

According to the DBP rules, executive directors and employees of Kumba and its subsidiaries have the opportunity to acquire shares ("pledged shares") on the open market with 50% of the after tax component of their annual bonus. After the pledged shares have been acquired, the shares are held by an Escrow agent for the absolute benefit of the participant for a pledge period of three years. A participant may at its election dispose of and withdraw the pledged shares from Escrow at any stage. However, if the pledged shares are withdrawn from Escrow, before the expiry of the pledge period, the participant forfeits the matching award. The participant will qualify for a matching award at the end of the pledge period on condition that the participant is still employed and the pledged shares are still in Escrow. The matching award entitles a participant to a number of shares equal in value to the pledged shares. Upon vesting, the pledged shares and the matching award are transferred and released to the participant and rank *pari passu* in all respects with the existing issued shares of Kumba.

The Group may settle the matching award by issuing new shares or alternatively, instruct any third party to acquire and deliver the shares to the participant.

A total of 30.6 million shares of the Group, representing 10% of the issued shares, has been approved and allocated by shareholders for purposes of the schemes. Of the total of 30.6 million shares, 16.4 million shares are available in the share scheme for future offers to participants, while 14.2 million shares (5% of the issued shares) are allocated as options, long-term incentive plan, deferred bonus payment or deferred purchase shares to participants. Details are as follows:

	Million
Number of shares available for utilisation in terms of the Kumba Management Share Schemes at 1 January 2005	13,6
Add: Net effect of scheme shares released, forfeitures and adjustments to scheme allocation	5,7
Less: Share offers accepted	(2,9)
Number of shares available for future utilisation, at 31 December 2005	16,4

At 31 December 2005 the Company's loan to the Kumba Management Share Trust amounted to R50 130 578

(2004: R16 939 844). The loan is interest free and has no fixed repayment terms. This amount is reflected as an inter-company loan in the company's accounts and eliminated at Group level.

The market value of the shares available for utilisation at the end of the year amounted to R1 670 565 282 (2004: R596 784 276).

Details of the option/purchase schemes are:

	Options			Long-term incentive plan[1]		
	December 2005 R'm	December 2004 R'm	June 2003 R'm	December 2005 R'm	December 2004 R'm	June 2003 R'm
Outstanding at beginning of year	16,3	18,6	14,7	–	–	–
Issued	2,6	3,9	4,2	0,2	–	–
Exercised	(4,7)	(5,3)	(0,1)	–	–	–
Lapsed/cancelled	(0,3)	(0,9)	(0,2)	–	–	–
Outstanding at end of period	13,9	16,3	18,6	0,2	–	–

	Deferred bonus plan			Deferred purchase		
	December 2005 R'm	December 2004 R'm	June 2003 R'm	December 2005 R'm	December 2004 R'm	June 2003 R'm
Outstanding at beginning of year	–	–	–	0,3	1,9	2,0
Issued	–	–	–	–	–	–
Conversion to deferred purchase scheme	–	–	–	–	–	–
Exercised	–	–	–	(0,2)	(1,6)	(0,1)
Lapsed/cancelled						
Outstanding at end of period	–	–	–	0,1	0,3	1,9

(1)There is no amount payable by participants on vesting. They will be awarded rights to ordinary shares in the company.

Details of issues during the period are as follows:

	Options			Long-term incentive plan		
	December 2005	December 2004	June 2003	December 2005	December 2004	June 2003
Expiry date	2010/2012	2009/2011	2009/2010	2010/2012	–	–
Exercise price (Share price range) (R)	39.25 – 98.50	24.50 – 42.40	24.50 – 51.50	62.74	–	–
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)	179	158	150	14	–	–

	Deferred bonus plan			Deferred purchase		
	December 2005 R'm	December 2004 R'm	Jun 2003 R'm	December 2005 R'm	December 2004 R'm	Jun 2003 R'm
Expiry date	2010/2012	–	–	–	–	–
Exercise price (Share price range)	82.00 – 97.40	–	–	–	–	–
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)	0,04	–	–	–	–	–

Details of options/deferred purchase shares exercised during the period are as follows:

	Options			Long-term incentive plan		
	December 2005	December 2004	June 2003	December 2005	December 2004	June 2003
Exercise price per share (Share price range) (R)	67.00 – 110.00	31.88 – 44.75	26.10 – 47.00	–	–	–
Total proceeds if shares are issued (R million)	363	204	4	–	–	–

	Deferred bonus plan			Deferred purchase		
	December 2005	December 2004	Jun 2003	December 2005	December 2004	Jun 2003
Exercise price per share (Share price range) (R)	–	–	–	67.00 – 110.00	31.88 – 44.75	27.50 – 41.30
Total proceeds if shares are issued (R million)	–	–	–	10	61	3

Terms of the options and deferred purchase shares outstanding at 31 December 2005 are as follows:

	Options		Long-term incentive plan	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2006				
2007	11.75 – 13.10	38		
2008	17.07 – 28.05	5 339		
2009	11.71 – 51.50	2 282		
2010	13.66 – 37.51	725		
2011	36.75 – 47.25	3 036		
2012	44.00 – 98.50	2 503		
Total		13 923		216

	Deferred bonus plan		Deferred purchase	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2006				
2007			8.89 – 13.10	27
2008			8.42 – 18.90	11
2009			8.06 – 20.80	39
2010			19.93 – 23.26	20
2011				
2012				
Total		0.469		97

Terms of the options and deferred purchase shares outstanding at 31 December 2004 are as follows:

	Options		Long-term incentive plan	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2006				
2007	11.75 – 13.10	71	8.89 – 13.10	97
2008	17.07 – 28.05	8 479	8.42 – 18.90	25
2009	11.71 – 51.50	3 491	8.06 – 20.80	78
2010	13.66 – 37.51	1 010	19.93 – 23.26	54
2011	36.75 – 43.00	3 317		
2012				
Total		16 368		254

Details of options vested but not sold during the year are as follows:

	Options			Deferred purchase		
	December 2005 R'm	December 2004 R'm	June 2003 R'm	December 2005 R'm	December 2004 R'm	June 2003 R'm
Number of shares	4 049 950			30 810		
Exercise price (Share price range) (R)	11.75 – 62.00			9.17 – 23.26		

	Options '000	Long-term incentive plan '000	Deferred bonus plan '000	Deferred purchase '000	Total '000
Number of shares vesting at beginning of the period	16 368			254	16 622
Net change during the period	(2 445)	216	0,469	(157)	(2 386)
Number of shares vesting at end of the period	13 923	216	0,469	97	14 236

Fair value of equity-settled share-based payment transactions with employees

The Group applies IFRS 2 to grants of shares, share options or other equity instruments that were granted. In determining the fair value of services received as consideration for equity instruments, measurement is reference to the fair value of the equity instruments granted.

The Group applied the transitional provisions of IFRS 2 and applied the principles to grants that were granted after 7 November 2002. Kumba listed on 26 November 2001 and the volatility of its share price since then has been used to determine the calculations.

The Black-Scholes methodology is used to calculate the fair value of options granted to employees. The inputs to the model are as follows:

	12 months ended 31 December 2005	18 months ended 31 December 2004
Weighted average share price	63.12	39.73
Exercise price range (R)	39.25 – 98.50	24.50 – 42.40
Annualised expected volatility (%)	37.40 – 37.50	37.50
Option life (years)	7 – 13	7
Dividend yield (%)	2.8 – 4.6	2.8
Risk-free interest rate (%)	7.73 – 9.61	8.65 – 10.36
Expected employee attrition	4.60 – 5.50	4.60
The Monte Carlo valuation methodology is used to calculate the fair value of Long-term Incentive Plan and Deferred Bonus Plan grants to employees. The inputs to the Long-term Incentive Plan model are as follows:		
Date of grant	24 June 2005	
Grant price	55.00	
Risk free rate (%)	7.13	
Dividend yield (%)	2.76	
Expected volatility (%)	37.32	
Time to vesting	3 years from date of grant	
Expected employee attrition	4,60 per annum	
The inputs to the Deferred Bonus Plan model are as follows:		
Date of grant –1 September 2005– 3 October 2005		
Grant price range	82.67 – 97.50	
Risk free rate (%)	7.13	
Dividend yield (%)	2.76	
Expected volatility (%)	37.32	
Time to vesting from date of grant	3 years	
Expected employee attrition	4,60 per annum	

	Audited 12 months ended 31 December 2005 R'm	Restated Reviewed 18 months ended 31 December 2004 R'm	Restated Reviewed 12 months ended 30 June 2003 R'm
3.24 Contingent liabilities			
Contingent liabilities at balance sheet date, not otherwise provided against in these annual financial statements, arising from guarantees to third parties by Kumba Resources, guaranteed by Kumba Iron Ore to the holding company.			
– Operational guarantees	10	10	10
– Banking guarantees	1 180	1 481	1 425
– Heavy Mineral completion guarantees	869	610	635
– Other contingent liabilities	5	–	–
	2 064	2 101	2 070

Note: The banking guarantees and Heavy Mineral completion guarantees will be cancelled at the date of the unbundling as part of the unbundling.

3.25 Commitments			
Capital commitments			
Capital expenditure contracted for plant and equipment	1 457	28	82
Capital expenditure authorised for plant and equipment but not contracted	1 646	145	158
Capital expenditure contracted relating to the Thabazimbi captive mine which will be financed by Mittal Steel	4	22	3
Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity			
Operating lease commitments			
– Less than 1 year	5	4	3
– Less than 5 years	10	7	12
– More than 5 years	2	–	–

ANNEXURE (A) TO THE *PRO FORMA* HISTORIC FINANCIAL STATEMENTS

Interest bearing borrowings

	Notes	Final repayment date	Rate of interest per year 2005 %	2004 %	2003 %	2005 R'm	2004 R'm	2003 R'm
Local – Unsecured								
	1	2008	12.410	12.410	12.410	256	340	450
	2	2005	13.210	13.210	13.210	–	200	200
	3	2006	7.060	7.600	12.300	250	250	250
	4	2006	8.850	9.180	14.220	42	125	250
	5	2009		9.968	11.875	–	379	371
						548	**1 294**	**1 521**
Local – Secured								
	6	2005	–	14.939	14.939	–	13	43
	7	2004	–	–	14.760	–	–	5
						–	**13**	**48**

	Notes	Final repayment date	Rate of interest per year 2005 %	2004 %	2003 %	2005 R'm	2004 R'm	2003 R'm
Foreign Unsecured loans (USD)								
	8	2004	–	–	2.310	–	–	32
Total interest-bearing borrowings						**548**	**1 307**	**1 601**

(1) Loan from holding company with fixed repayment terms and interest rate.

(2) Loan from holding company with fixed repayment terms and interest rate.

(3) Loan from holding company with fixed repayment terms. Interest varies with market rate.

(4) Loan from holding company with fixed repayment terms. Interest varies with market rate.

(5) Loan from holding company with no fixed repayment terms. Interest varies with market rate.

(6) Capitalised lease agreement, payable monthly, secured by machinery, plant and equipment with a book value of R52 million (2004) and R53 million (2003).

(7) Capitalised lease agreement, payable monthly, secured by machinery, plant and equipment with a book value of R34 million.

(8) Payable semi-annually and varies with LIBOR.

ANNEXURE (B) TO THE *PRO FORMA* HISTORIC FINANCIAL STATEMENTS

Investment in associates, joint ventures and other investments

	Nature of business	Number of shares held	Percentage of holding 2005 %	2004 %	2003 %	Group carrying amount 2005 R'm	2004 R'm	2003 R'm
Associated companies								
Unlisted shares								
– Manganore Iron Mining Limited	A	25 000	50	50	50	–	–	–
Joint ventures								
Unlisted shares								
– Pietersburg Iron Company (Proprietary) Limited	A	4 000	50	50	50	–	–	–
– Safore (Proprietary) Limited	B	400	40	40	40	–	–	–
– Sishen Shipping (Proprietary) Limited	B	400	40	40	40	–	–	–
– Trans Orient Ore Supplies (Proprietary) Limited	C	2000	50	50	50	–	–	–
– Sibelo Resources Development (Proprietary) Limited	D	1	50	50	50	1	–	–
Total investment						1	–	–
Directors' valuation of unlisted shares in associates and joint ventures						1	–	–

Where the above entities financial year-ends are not conterminous with that of the Company, financial information has been obtained from published information or management accounts as appropriate.

Nature of business

A – mining

B – shipping

C – iron ore merchant

D – exploration

ANNEXURE (C) TO THE *PRO FORMA* KUMBA IRON ORE HISTORIC FINANCIAL STATEMENTS

Group's effective share in associates, joint ventures and other investments

The Group's effective share of income statement, balance sheet and cash flow items in respect of associated companies and joint ventures is as follows:

	Associated companies			Joint ventures		
Income statement	**2005**	**2004**	**2003**	**2005**	**2004**	**2003**
Revenue	–	–	–	35	22	22
Operating expenses	–	–	–	(7)	(6)	(7)
Profit before taxation	–	–	–	28	16	15
Taxation	–	–	–	(1)	2	(3)
Net profit attributable to ordinary shareholders	–	–	–	27	18	12
Balance sheet						
ASSETS						
Non-current assets	3	3	3	4	5	2
Current assets	–	–	–	63	32	73
	3	3	3	67	37	75
EQUITY AND LIABILITIES						
Shareholders' equity	3	3	3	8	12	11
Current liabilities	–	–	–	59	25	64
	3	3	3	67	37	75
Cash flow statement						
Net cash flow from operating activities	–	–	–	21	22	10
Net cash flow from financing activities	–	–	–	–	–	–
Foreign currency translation	–	–	–	3	–	–
Net cash and cash equivalents	–	–	–	24	22	10

ANNEXURE (D) TO THE *PRO FORMA* KUMBA IRON ORE HISTORIC FINANCIAL STATEMENTS

Investments in subsidiaries

	Country of incorporation	Nature of business	Issued capital ordinary shares	Invest-ment in shares	Indebtedness 2005	2004	2003
Direct investments							
– SIOC	RSA	Mining	100	1000	(1 372)	379	371
Indirect investments							
– Sishen South Mining (Proprietary) Limited	RSA	Mining	1				
– Kumba International BV	NE	Service	10 806 511				
– Kumba International Trading BV	NE	Service	142 487				
– Kumba Hong Kong International Limited	HK	Service	832				
Handlon BV	NE	Holding	151 511				
Groler Investments Limited	SWL	Holding	258 958				
Total investments in subsidiaries					(1 372)	379	371

RSA – South Africa, NE – Netherlands, HK – Hong Kong, SWL – Switzerland

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE AUDITED AND REVIEWED HISTORICAL *PRO FORMA* FINANCIAL INFORMATION

The Directors
Kumba Iron Ore Limited
PO Box 9229
Pretoria
0001

12 September 2006

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE AUDITED HISTORICAL BALANCE SHEET, INCOME STATEMENT AND CASH FLOW STATEMENT (COLLECTIVELY REFERRED TO AS "THE HISTORICAL FINANCIAL INFORMATION") OF KUMBA IRON ORE LIMITED

Introduction

At your request and for the purposes of the pre-listing statement to Kumba Iron Ore Limited ("Kumba Iron Ore" or the "Company") shareholders, to be dated on or about 9 October 2006, we present our report on the *pro forma* historical financial information in respect of the unbundling of Kumba Iron Ore, as set out in Appendix 1 and 3 to the pre-listing statement, in compliance with the Listings Requirements of the JSE Limited ("JSE").

Responsibility

The compilation, contents and presentation of the pre-listing statement are the responsibility of the Company's directors. Our responsibility is to express an opinion on the historical *pro forma* financial information included as Appendix 1 and 3 to the pre-listing statement.

Scope

We have reviewed the *pro forma* financial information for the six-month period ended 30 June 2006, have audited the *pro forma* financial information of Kumba Iron Ore for the year ended 31 December 2005 and reviewed the *pro forma* financial information for the 18-month period ended 31 December 2004 and for the year ended 30 June 2003.

Basis of opinion

Audit opinion

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the historical *pro forma* financial information relating to the year ended 31 December 2005 is free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures of the abovementioned historical financial information;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall historical financial information presentation.

We believe that our audit provides a reasonable basis for our audit opinion.

Review opinion

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance that the historical *pro forma* financial information for the 18-month period ended 31 December 2004 and for the year ended 30 June 2003, are free of material misstatement. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and this provides less assurance than an audit. We have not performed an audit of the abovementioned historical financial information and, accordingly, we do not express an audit opinion thereon.

Audit opinion

In our opinion, the historical *pro forma* financial information of Kumba Iron Ore for the year ended 31 December 2005 fairly presents, in all material respects, the financial position at that date, and the results of the operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and the JSE Listings Requirements.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the historical *pro forma* financial information of Kumba Iron Ore for the six-month period ended 30 June 2006, the 18-month period ended 31 December 2004 and the year ended 30 June 2003, are not fairly presented, in all material respects, in accordance with International Financial Reporting Standards and the JSE Listings Requirements.

Consent

We consent to the inclusion of this report, which will form part of the pre-listing statement to shareholders of Kumba Iron Ore, to be issued on or about 26 September 2006, in the form and context in which it appears.

Yours faithfully

Deloitte & Touche

Per B W Smith
Partner

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* BALANCE SHEET OF KUMBA IRON ORE POST-UNBUNDLING

The Directors
Kumba Iron Ore Limited
PO Box 9229
Pretoria
0001

12 September 2006

Dear Sirs

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* BALANCE SHEET OF KUMBA IRON ORE LIMITED POST-UNBUNDLING

We have performed our limited assurance engagement in respect of the *pro forma* balance sheet set out on Appendix 2 to the pre-listing statement, dated on or about 9 October 2006, issued in connection with the unbundling of Kumba Resources Limited that is the subject of this pre-listing statement of Kumba Iron Ore Limited ("Kumba Iron Ore" or the "Company"). The *pro forma* balance sheet has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the unbundling might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the *pro forma* balance sheet contained in the pre-listing statement and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* balance sheet has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Kumba Iron Ore Limited; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* balance sheet disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* balance sheet included in the pre-listing statement of Kumba Iron Ore Limited. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on *Pro Forma* Financial Information issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted balance sheet with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Kumba Iron Ore Limited, the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* balance sheet with the directors of the Company in respect of the corporate actions that are the subject of the pre-listing statement.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Kumba Iron Ore and other information from various public, financial and industry sources.

Whilst our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with *International Standards on Auditing or International Standards on Review Engagements* and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of Sections 8.17 and 8.30 of the JSE Listings Requirements:

- the *pro forma* balance sheet has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Kumba Iron Ore; and
- the adjustments are not appropriate for the purposes of the *pro forma* balance sheet as disclosed.

Deloitte & Touche
Registered Auditors

Per B W Smith
Partner

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, Woodlands Drive
Sandton

PRINCIPAL IMMOVABLE PROPERTY OWNED BY KUMBA IRON ORE

Details of farm land owned by Kumba Iron Ore are set out below:

Portion	Farm number	Registration Division	Farm name	Deed number	Size (hectares)
Northern Cape					
–	476	Hay Road	Plaas 476	HQ8/7	2 675
–	485	Hay Road	Plaas 485	HQ8/15	2 245
–	486	Hay Road	Plaas 486	HQ8/6	2 987
R/E	487	Hay Road	Ploeg Fontein	HQ2/10	1 953
R/E	488	Hay Road	Leeuw Fontein	HQ2/11	1 143
R/E	489	Hay Road	Klip Bank Fontein	HQ3/17	1 676
1	538	Hay Road	Plaas 538	HQ1/3	899
2	538	Hay Road	Plaas 538	T314/1940	600
R/E	540	Hay Road	Kappies Kareeboom	T715/1948	1 119
–	541	Hay Road	Kapstevel	HQ/12/7	965
1	541	Hay Road	Kapstevel	T5091/1894	491
2	542	Hay Road	Kapstevel	T5092/1894	965
3	543	Hay Road	Kapstevel	T11510/1910	491
–	614	Hay Road	Strydfontein	T966/2005	1 365
1	270	Kuruman Road	East	T479/1958	43
R/E	461	Kuruman Road	Sekgame	KQ6/13	3 867
R/E	462	Kuruman Road	Sims	T1247/1951	1 049
1	462	Kuruman Road	Sims	T65/1929	221
1	463	Kuruman Road	Uitkoms	T79/1968	1 324
–	465	Kuruman Road	Kathu	TT2191-VQ19/14	2 703
–	467	Kuruman Road	Mash	FT2181-VQ19/7	3 317
–	468	Kuruman Road	Sacha	FT2343-KQ3/7	638
1	468	Kuruman Road	Sacha	T8646/1918	1 225
2	468	Kuruman Road	Sacha	T188/1949	840
3	468	Kuruman Road	Sacha	T188/1949	299
R/E	469	Kuruman Road	Woon	FT2348-KQ3/8	2 632
3	476	Kuruman Road	Bishops Wood	T705/1949	188
1	540	Kuruman Road	Fritz	T6713	948
5	540	Kuruman Road	Fritz	T368/1947	190
R/E	541	Kuruman Road	Gamagara	FT2079-VQ18/37	452
1	541	Kuruman Road	Gamagara	T593/1950	560
2	541	Kuruman Road	Gamagara	T594/1950	971
3	541	Kuruman Road	Gamagara	T468/1954	452
4	541	Kuruman Road	Gamagara	T467/1954	593
R/E	543	Kuruman Road	Sishen	FT2040-VQ18/4	1 051
1	543	Kuruman Road	Sishen	T300/1934	1 153
1	544	Kuruman Road	Bruce	T186/1981	422
5	544	Kuruman Road	Bruce	T284/1994	91
R/E	557	Kuruman Road	Mashwening	C0409	1 680
Total					**46 482**
North West					
39	376	Iq	Oudedorp	T1560/909	61
5	442	Iq	Eigenaarsfontein	DU1000/800	800
12	141	Jq	Doornkloof	T2508/974	39
Total					**900**

Portion	Farm number	Registration Division	Farm name	Deed number	Size (hectares)
Mpumalanga					
–	442	It	The Cascade	DB72/168	1 324
R/E	443	It	Haarlem	DB34/1	1 570
Total					**2 894**
Limpopo					
12	342	Kq	Mooivalei	T11235/960	79
10	344	Kq	Donkerpoort	T5010/1963	2 560
R/E	345	Kq	Kwaggashoek	DB341/30	2 607
1	350	Kq	Wachteenbietjesdraai	T691/918	535
2	350	Kq	Wachteenbietjesdraai	T691/918	828
3	350	Kq	Wachteenbietjesdraai	T8494/932	207
4	350	Kq	Wachteenbietjesdraai	T10602/933	18
5	350	Kq	Wachteenbietjesdraai	T15572/934	76
13	350	Kq	Wachteenbietjesdraai	T5264/950	1
40	350	Kq	Wachteenbietjesdraai	T50710/994	5
46	350	Kq	Wachteenbietjesdraai	T73476/2001	141
R/E	351	Kq	Buffelshoek	DB174/40	1 860
1	351	Kq	Buffelshoek	T3726/896	937
1	352	Kq	Grootfontein	T3727/896	914
Total					**10 767**

SUBSIDIARY COMPANIES

Details of the subsidiary companies of Kumba Iron Ore are set out below:

Name of subsidiary, registration number, place of incorporation and date of incorporation	Direct holding company	Issued share capital	Nominal value per share	Percentage held directly	Effective date of becoming a subsidiary	Principal business
SIOC **2000/011085/07** **South Africa** **7 June 2000**	Kumba Iron Ore	100	R1	74	7 June 2000	Iron Ore
Manganore Iron Mining Limited **1947/027790/06** **South Africa** **15 December 1947**	SIOC	50 000	R2	50	1 July 2001	Iron Ore Exploration
Pietersburg Iron Ore Company (Proprietary) Limited **1979/04859/07** **South Africa** **11 September 1979**	SIOC	8 000	No par	50	1 July 2001	Iron Ore Exploration
Sibelo Resources Development (Proprietary) Limited **2003/003304/07** **South Africa** **12 February 2003**	SIOC	2	R1	50	1 July 2003	Iron Ore Exploration
Mineco Limited **20801/4605** **Mauritius** **30 June 1998**	SIOC	2	GBP1	100	13 Dec 2003	Finance Leasing
Oreco Leasing Limited **20799/4603** **Mauritius** **30 June 1998**	SIOC	1 Class A 1 Class B	GBP1	100 Class B	4 Nov 2002	Finance Leasing
Vulcan Leasing Limited **20785/4589** **Mauritius** **30 June 1998**	SIOC	2	GBP1	100	1 Aug 2005	Finance Leasing
Kumba International BV **24251134** **The Netherlands** **19 September 1994**	SIOC	4 389	€455	100	1 July 2001	Iron Ore Marketing
Kumba Hong Kong Limited **30820640/000/11** **Hong Kong** **29 November 1999**	Kumba International BV	1 000	HK$1	100	1 July 2001	Iron Ore Marketing

Name of subsidiary, registration number, place of incorporation and date of incorporation	Direct holding company	Issued share capital	Nominal value per share	Percentage held directly	Effective date of becoming a subsidiary	Principal business
Kumba International Trading BV **34218341** **The Netherlands** **23 December 2004**	Kumba Internatonal BV	180	€100	100	23 Dec 2004	Iron Ore Marketing
Groler Investments Limited **CH170/3013/665/7** **Switzerland** **8 June 1988**	Kumba International BV	1 000	CHF100	100	8 June 1988	Holding company
Handlon BV **24247371** **The Netherlands** **20 April 1994**	Kumba International BV	40 000	€0.45	100	20 April 1994	Iron Ore Marketing
Kumba Shipping Hong Kong Limited **1013409** **Hong Kong** **13 December 2005**	Kumba International BV	1 000	HK$1	100	13 Dec 2005	Bulk Ore Shipping
Safore (Proprietary) Limited **1966/003353/07** **South Africa** **28 April 1966**	SIOC	1 000	R1	40	27 June 1975	Bulk Ore Shipping
Sishen Shipping (Proprietary) Limited **1966/003219/07** **South Africa** **25 April 1966**	SIOC	400	R1	40	30 June 1966	Bulk Ore Shipping
Downs Holdings BV **24285645** **The Netherlands** **29 June 1998**	Kumba International BV	40	€455	100	29 June 1998	Holding Company
Kumba Iron Ore Holdings BV **34250360** **The Netherlands** **16 June 2006**	SIOC	180	€100	100	16 June 2006	Holding Company

None of the abovementioned subsidiaries are listed on the JSE.

DIRECTORSHIPS OF THE KUMBA IRON ORE DIRECTORS

Name of director	Company	Registration number	Directorship status
E J Myburgh	Sishen Iron Ore Company (Proprietary) Limited	2000/011085/07	Active
	Trans Orient Ore Supplies Limited	62373	Active
	Rosh Pinah Zinc Corporation (Proprietary) Limited	380	Active
	Trans Orient Ore Supplies Limited	62373	Active
	Colliery Training College	1965/007106/07	Active
	Kumba Iron Ore Limited	2005/015852/06	Active
	Glen Douglas Dolomite (Proprietary) Limited	1934/005306/07	Resigned
	The Vryheid (Natal) Railway Coal and Iron Company Limited	1992/006978/06	Resigned
	Colonna Properties (Proprietary) Limited	1963/002162/07	Resigned
	Kumba Coal (Proprietary) Limited	2000/011078/07	Resigned
	South Dunes Coal Terminal Company (Proprietary) Limited	1996/017852/07	Resigned
	The Durban Navigation Collieries (Proprietary) Limited	1968/012989/07	Resigned
V P Uren	AACMED Holdings (Proprietary) Limited	1993/001281/07	Active
	Amzim Holdings Limited	781/63	Active
	Anglo American Corporation Zimbabwe Limited	3090/92	Active
	Anglo American Farms Limited	1902/000387/06	Active
	Unki Mines (Proprietary) Limited	3031/89	Active
	Vergelegen Wine Estate (Proprietary) Limited	1965/010196/07	Active
	Vergelegen Wines (Proprietary) Limited	1954/001713/07	Active
	AECI Limited	1924/002590/06	Resigned
	Abalyn Investments Holdings Limited	1982/003070/06	Resigned
	Anmercosa Broking Agents (Proprietary) Limited	1993/001287/07	Resigned
	Botswana Ash (Proprietary) Limited	95/536	Resigned
	Cashew Investments Limited	1966/006795/06	Resigned
	Gallego Investments Limited	1983/008690/06	Resigned
	Hoddle Investment Holdings 1 (Proprietary) Limited	2006/005195/07	Resigned
	Hoddle Investment Holdings 2 (Proprietary) Limited	2006/004847/07	Resigned
	Hoddle Investment Holdings 3 (Proprietary) Limited	2006/004849/07	Resigned
	Hoddle Investment Holdings 4 (Proprietary) Limited	2006/005153/07	Resigned
	Hoddle Investment Holdings 5 (Proprietary) Limited	2006/005146/07	Resigned
	Hoddle Investment Holdings 6 (Proprietary) Limited	2006/005286/07	Resigned
	Lasan Investment Holdings Limited	1983/008877/06	Resigned
	Tawny Eagle Holdings (Proprietary) Limited	1975/004463/07	Resigned
	Amfarms Realisation Company Limited	2003/016484/06	Resigned
	Anglo Platinum Limited	1946/022452/06	Resigned
	Avgold Limited	1990/007025/06	Resigned
	Western Areas Limited	1959/003209/06	Resigned
P L Zim	Anglo American South Africa Limited	1917/005309/06	Active
	Anglo Operations Limited	1921/006730/06	Active
	Afripalm Holdings (Proprietary) Limited	1998/008959/07	Active
	AngloGold Ashanti Limited	1944/017354/06	Active
	Carol Thomas Investments (Proprietary) Limited	2004/032463/07	Active
	Joadrome Investments (Proprietary) Limited	1978/003496/07	Active
	Kumba Resources Limited	2000/011076/06	Active
	Sanlam Limited	1959/001562/06	Active
	Telkom SA Limited	1991/005476/06	Active
	Zim Holdings (Proprietary) Limited	2004/015993/07	Active
	Afripalm Resources (Proprietary) Limited	2006/011933/07	Active
	Joint Aid Management (Proprietary) Limited	1983/011022/08	Active
	Global Africa Consulting (Proprietary) Limited	2001/026407/07	Active
	Global Africa Fund (Proprietary) Limited	2005/044577/07	Active
	Global Africa Group (Proprietary) Limited	2005/04420/07	Active
	Global Africa Mining (Proprietary) Limited	2003/002768/07	Active
	Global Africa Platinum (Proprietary) Limited	2005/044219/07	Active
	Global Africa Ventures (Proprietary) Limited	2001/025768/07	Active
	Klatrade 850 (Proprietary) Limited	2006/025508/07	Active
	Newshelf 664 (Proprietary) Limited	2001/025418/07	Active
	Phuthuma Futhi Investments (Proprietary) Limited	1997/022116/07	Active
	Phuthuma Investments (Proprietary) Limited	1995/006055/07	Active
	Sanlam Life Insurance Limited	1998/021121/06	Active

Name of director	Company	Registration number	Directorship status
	The Advertising Standards Authority of South Africa	1995/000784/08	Active
	Anglo South Africa Capital (Proprietary) Limited	1999/002391/07	Resigned
	Anglo Platinum Limited	1946/022452/06	Resigned
	Anglo Zimele Empowerment Initiative Limited	1975/004445/06	Resigned
	Electronic Media Network Limited	1985/002853/06	Resigned
	International co-productions (Proprietary) Limited	1988/003030/07	Resigned
	Kamoka Reserve Company (Proprietary) Limited	2002/005165/07	Resigned
	Mobile Telephone Networks (Proprietary) Limited	1993/001436/07	Resigned
	Mobile Telephone Networks Holdings (Proprietary) Limited	1993/001411/07	Resigned
	MTN Group Limited	1994/009584/06	Resigned
	MTN International (Proprietary) Limited	1998/002351/07	Resigned
	Oracle Airtime Sales (Proprietary) Limited	1995/001791/07	Resigned
	St Mary's School Waverley Foundation	1925/008073/08	Resigned
	Supersport International (Proprietary) Limited	1997/004108/07	Resigned
	Supersport International Holdings Limited	1997/004203/06	Resigned
	Supersport United Football Club (Proprietary) Limited	1994/002185/07	Resigned
P M Baum	AACMED Holdings (Proprietary) Limited	1993/001281/07	Active
	Anglo American Group Employee Shareholders Nominees Limited	1987/006582/06	Active
	Anglo American South Africa Finance Limited	2003/015144/06	Active
	Anglo Corporate Enterprises (Proprietary) Limited	1999/002392/07	Active
	Anglo Operations (Aus) (Proprietary) Limited	ACN084204606	Active
	Anglo Operations Limited	1921/006730/06	Active
	Anglo SA (Proprietary) Limited	1998/000877/07	Active
	Anglo SA Capital (Proprietary) Limited	1999/002391/07	Active
	Anglo Ventures (SA) (Proprietary) Limited	1996/016611/07	Active
	Manakin Investments B.V.	24269152	Active
	Mbulwa Estates Limited	1966/011035/06	Active
	Tenon Investment Holdings (Proprietary) Limited	2001/024808/07	Active
	Amfarms Realisation Company Limited	2003/016484/06	Active
	Amzim Holdings Limited	781/63	Active
	Anglo American Corporation Zimbabwe Limited	3090/92	Active
	Anglo American Farms Limited	1902/000387/06	Active
	Business Partners Limited	1981/00918/06	Active
	Hulett Aluminium (Proprietary) Limited	1940/013924/07	Active
	Kumba Resources Limited	2000/011076/06	Active
	Orient Oceans Holdings Limited	401909	Active
	Longboat Limited	1936/007617/06	Active
	Samancor Manganese (Proprietary) Limited	2003/020080/07	Active
	The Tongaat-Hulett Group Limited	1892/000610/06	Active
	Unki Mines (Proprietary) Limited	3031/89	Active
	Vergelegen Wines (Proprietary) Limited	1954/001713/07	Active
	Vergelegen Wine Estate (Proprietary) Limited	1965/010196/07	Active
	Anglo Platinum Limited	1946/022452/06	Active
	Anglo Zimele Empowerment Initiative Limited	1975/004445/06	Resigned
	Buttercup Company Limited	1980/007071/06	Resigned
	Fermain Nominees Limited	1968/011410/06	Resigned
	Longmeadow Home Farm Limited	1960/002998/06	Resigned
	Steppe Eagle Limited	1974/003938/06	Resigned
	Mondi South Africa Limited	1967/013038/06	Resigned
	AECI Limited	1924/002590/06	Resigned
	Anglo American Corporation of South Africa Limited	1917/005309/06	Resigned
	Anglo American Group Employee Shareholder Nominees Limited	1987/006582/06	Resigned
	Anglo American Investment Trust Limited	05/08081/06	Resigned
	Anglo American Research Laboratories (Proprietary) Limited	1991/004412/07	Resigned
	Anglo American South Africa Limited	1917/005309/06	Resigned
	Anglovaal Mining Limited	1933/004580/06	Resigned
	Balgo Nominees (Proprietary) Limited	1998/000889/07	Resigned
	Bellatrix Finance Company (Proprietary) Limited	1991/004417/07	Resigned
	Dido Nominees Limited	1968/012559/06	Resigned
	Hermanus Riviera Estates (Proprietary) Limited	1970/000867/07	Resigned
	High Ground Investments Limited (registered as an external company)	1997/017435/10	Resigned
	Mandara Nominees (Proprietary) Limited	1998/000811/07	Resigned
	Mbulwa Estate Limited	1966/011035/06	Resigned
	Mondi South Africa Limited	1967/013038/06	Resigned
	Peruke Investment Holdings (Proprietary) Limited	2001/024805/07	Resigned
	Petard Nominees Limited	1968/011245/06	Resigned
	Premsab Holdings Limited	1963/002024/06	Resigned

Name of director	Company	Registration number	Directorship status
	Ravenswood House Limited	1981/004225/06	Resigned
	Reatile Investment Holdings (Proprietary) Limited	2001/029927/07	Resigned
	Resident Nominees Limited	1961/000567/06	Resigned
	Roodekrans Farm (Proprietary) Limited	1966/006929/07	Resigned
	Taurus Nominees Limited	1968/012607/06	Resigned
	Tenon Investment Holdings (Proprietary) Limited	2001/024808/07	Resigned
	Whorl Investment Holdings (Proprietary) Limited	2001/024798/07	Resigned
	Yoch Investment Holdings (Proprietary) Limited	2001/024848/07	Resigned
	Zambia Copper Investments Limited	1970/000023/06	Resigned
	Zambia Copper Investments Limited (registered as an external company)	1970/000023/06	Resigned
	Ampros (Proprietary) Limited	1962/004693/06	Resigned
	Amvest (Private) Limited	545/59	Resigned
	Amzim Gold Mines Limited	113/83	Resigned
	Anglo American Corporation Services Limited	807/131/63	Resigned
	Anglo American Financial & Technical Services (Private) Limited	3031/89	Resigned
	Bindura Nickel Corporation Limited	552/66	Resigned
	BSR Limited	428/67	Resigned
	Highveld Steel and Vanadium Corporation Limited	1960/001900/06	Resigned
	Hippo Valley Estates Limited	371/56	Resigned
	Iron Duke Pyrites (Private) Limited	833/65	Resigned
	NRI Limited	257/53	Resigned
	Oric Limited	1031/57	Resigned
	Portland Holdings Limited	84/46	Resigned
	Prospecting Ventures Limited	94/67	Resigned
	Prospects of Zimbabwe (Private) Limited	143/70	Resigned
	Prospects of Zimbabwe t/a Zimbabwe Alloys International Limited	143/70	Resigned
	RIL Limited	530/60	Resigned
	Samancor Limited	1926/008883/06	Resigned
	Trojan Nickel Mine Limited	252/64	Resigned
	Zimbabwe Alloys Limited	43/50	Resigned
	Zimbabwe Alloys Mines Limited	854/71	Resigned
	Zimshelf Two Investment Holdings (Proprietary) Limited	2003/025028/07	Resigned
G S Gouws	Algorax (Proprietary) Limited	1959/001830/07	Active
	Atlantis Business Park (Proprietary) Limited	1978/005149/07	Active
	The Export-Import Finance Corporation of SA (Proprietary) Limited	1999/024009/07	Active
	Findevco (Proprietary) Limited	1970/003653/07	Active
	Hernic Ferrochrome (Proprietary) Limited	1994/008293/07	Active
	Impofin (Proprietary) Limited	1987/001456/07	Active
	Industrial Development Corporation of South Africa Limited	1940/014201/06	Active
	Kindoc Nominees (Proprietary) Limited	1962/000702/07	Active
	Konbel (Proprietary) Limited	1963/000263/07	Active
	Konoil (Proprietary) Limited	1969/015941/07	Active
	Umicore Autocat SA (Proprietary) Limited	1998/012260/07	Active
	Columbus Stainless (Proprietary) Limited	1999/002477/07	Resigned
	Kumba Resources Limited	2000/011076/06	Resigned
	Mittal Steel South Africa Limited	1989/002164/06	Resigned
P B Matlare	Vodacom Service Provider Company (Proprietary) Limited	1991/001471/07	Active
	Vodacom (Proprietary) Limited	1993/003367/07	Active
	Aero Connexion (Proprietary) Limited	2003/020314/07	Active
	Cointel V A S (Proprietary) Limited	1999/015755/07	Active
	Consolidated News Agencies (Proprietary) Limited	1936/007744/07	Active
	Goldfields Drive-In (Proprietary) Limited	1956/000289/07	Active
	Madira Investment Holdings (Proprietary) Limited	2002/030653/07	Active
	Skenia Telematics (Proprietary) Limited	1990/003683/07	Active
	That Record Company (Proprietary) Limited	1997/015385/07	Active
	Rugby Broadcasting (Proprietary) Limited	1990/001814/07	Active
	Southern African Broadcasting Association (Proprietary) Limited	2002/016401/08	Active
	Natural World Merchants (Proprietary) Limited	1997/015793/07	Resigned
	Natural World Merchants Holdings (Proprietary) Limited	1998/023730/07	Resigned
	Fincor Leasing (Proprietary) Limited	1969/012317/07	Resigned
	Co-Ordinated Network Investments (Proprietary) Limited	1988/007294/07	Resigned
	Africa On Air (Proprietary) Limited	1995/008672/07	Resigned
	African Renaissance Holdings Limited	1994/001385/06	Resigned
	Cape Talk (Proprietary) Limited	1996/006094/07	Resigned
	Cartad In-Store Media (Proprietary) Limited	1995/002158/07	Resigned
	Cinemark (Proprietary) Limited	1997/010939/07	Resigned
	Comuta Net (Proprietary) Limited	1996/002271/07	Resigned

Name of director	Company	Registration number	Directorship status
	Kaizer Chiefs (Proprietary) Limited	1997/019477/07	Resigned
	Knowledge Factory (Proprietary) Limited	1997/000687/07	Resigned
	Metropolis Transactive Holdings Limited	1998/020783/06	Resigned
	Primedia Limited	1993/003355/06	Resigned
	Primedia Broadcasting (Proprietary) Limited	1994/003707/07	Resigned
	Primedia Broadcasting Management Company (Proprietary) Limited	1996/012335/07	Resigned
	Primedia Education (Proprietary) Limited	1999/015759/07	Resigned
	Primedia Face 2 Face (Proprietary) Limited	1990/007033/07	Resigned
	Primedia Pictures (Proprietary) Limited	1997/014672/07	Resigned
	Primovie Management (Proprietary) Limited	1997/010927/07	Resigned
	Ster-Kinekor Home Entertainment (Proprietary) Limited	1983/009045/07	Resigned
N D Moyo	UAC of Nigeria plc	RC 341	Active
	Banque Commerciale du Rwanda SA	A010/Kig	Active
	Comafin Management (Proprietary) Limited	2003/026602/10	Active
	Batanai Capital Finance	5668/96	Active
	African Management Services Company BV (AMSCO) (Amsterdam)	210339	Resigned
	Summit Auto SA (Proprietary) Limited	1995/007271/07	Resigned
D D Mokgatle	Peotona Group Holdings (Proprietary) Limited	2005/026925/07	Active
	Peotona Capital (Proprietary) Limited	2005/029200/07	Active
	Electricity Distribution Industry Holdings (Proprietary) Limited	2003/005572/07	Active
	Fenner Conveyor Belting (South Africa) (Proprietary) Limited	2006/006830/07	Active
	Kubu Holdings (Proprietary) Limited	2004/035606/07	Active
	Kumba Iron Ore (Proprietary) Limited	2005/015852/06	Active
	Matseke Endoscopy (Proprietary) Limited	1999/024304/07	Resigned
	Matsibogo Investment Holdings (Proprietary) Limited	2003/000348/07	Active
	Mittal Steel South Africa Limited	1989/002164/06	Resigned
	Nbi-National Business Initiative For Growth Development And Democracy	1995/003141/08	Resigned
	Pebble Bed Modular Reactor (Proprietary) Limited	1999/017946/07	Resigned
	Peotona Development (Proprietary) Limited	2006/000596/08	Active
	Peotona Development Investments (Proprietary) Limited	2006/023879/07	Active
	Sasfin Bank Limited	1951/002280/06	Active
	The Iq Business Group (Proprietary) Limited	2000/004691/07	Active
	Umbono Capital (Proprietary) Limited	2000/008789/07	Resigned
	Wipcapital (Proprietary) Limited	1997/021195/07	Resigned
	Women Investment Portfolio Holdings Limited	1996/001291/06	Resigned
	Ponahalo Capital (Proprietary) Limited	2005/029180/07	Active
	The Pridwin Foundation	1959/000819/08	Active
A J Morgan	Kumba Resources Limited	2000/011076/06	Active
	Eskom Holdings Limited	2002/015527/06	Active
	Flaming Silver Trading 71 (Proprietary) Limited	2003/017830/07	Active
	Kumba Iron Ore Limited	2005/015852/06	Active

EXTRACTS FROM THE ARTICLES OF KUMBA IRON ORE

ISSUE OF SHARES AND VARIATION OF RIGHTS

3.1 Subject to any relevant provisions of the memorandum of association of the Company and the statutes and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares in the Company, any shares whether in the initial or in any increased capital may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time determine. Preference shares may be issued and existing shares may be converted into preference shares on the basis that they are, or at the option of the Company are liable, to be redeemed on such terms and in such manner as shall be prescribed in these Articles or the resolution authorising or effecting such issue or conversion. If there are cumulative and/or non-cumulative preference shares in the capital of the Company, the following right shall attach to such shares: No further securities ranking in priority to, or *pari passu* with, existing preference shares, of any class, shall be created or issued without the consent in writing of the holders of 75% (seventy-five percent) of the existing preference shares of such class, or the sanction of a resolution of the holders of such class of preference shares, passed at a separate general meeting of such holders, at which preference members holding in aggregate not less than 1/4 (one-quarter) of the total votes of all the preference members holding securities in that class entitled to vote at that meeting, are present in person or by proxy, and the resolution has been passed by not less than 3/4 (three-quarters) of the total votes to which the members of that class, present in person or by proxy, are entitled.

3.2 Unissued equity securities shall be offered to existing members *pro rata* to their shareholding, unless issued for the acquisition of assets, However, with the prior approval of the Company in a general meeting and subject to the statutes, and the approval of the Issuer Services Division of the JSE (where necessary) any securities in the Company authorised but unissued from time to time may be issued by the directors to such person or persons on such terms and conditions and with such rights or restrictions attached thereto as the directors may determine.

3.3 All or any of the rights, privileges or conditions for the time being attached to any class of shares for the time being forming part of the share capital of the Company may (unless otherwise provided by the terms of issue of the shares of that class) whether or not the Company is being wound up, be varied in any manner with the consent in writing of the holders of not less than 3/4 (three-quarters) of the issued shares of that class, or with the sanction of a resolution passed in the same manner as a special resolution of the Company at a separate general meeting of the holders of the shares of that class. The provisions of these Articles relating to a general meeting shall *mutatis mutandis* apply to any such separate general meeting, except that:

3.3.1 the necessary *quorum* shall be a member or members of the class present in person, or represented by proxy and holding at least 51% (fifty-one per cent) of the capital paid or credited as paid on the issued shares of that class;

3.3.2 if at any adjourned meeting of such holders a *quorum* as above defined is not present, those holders who are present shall be a *quorum*; and

3.3.3 any holder of shares of the class present in person or represented by proxy may demand a poll and, on a poll, shall have 1 (one) vote for each share of the class of which he is the holder.

PROCEEDINGS AT MEETINGS OF MEMBERS

12.1 All business that is transacted at a general meeting, and all that is transacted at the annual general meeting, with the exception of the declaration or sanctioning of a dividend, the consideration of the audited financial statements, the appointment of auditors, the election and/or re-election of directors, the fixing of directors' emoluments and placing the control over the unissued share capital in the hands of the directors, shall be deemed to be special business.

12.2 Business may be transacted at any meeting of members only while a *quorum* is present. 3 (three) members personally present (or if the member is a body corporate the body corporate must be represented) and entitled to vote shall be a *quorum* for a general meeting and an annual general meeting.

12.3 If within 10 (ten) minutes from the time appointed for the meeting a *quorum* is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or, if that day be a public holiday, to the next succeeding day which is not a public holiday, Saturday or Sunday and if at such adjourned meeting a *quorum* is not present within 10 (ten) minutes from the time appointed for the meeting, the members present in person, and represented by proxy, shall be a *quorum*.

12.4 The Chairman, if any, of the board of directors shall preside as Chairman at every meeting of members of the Company. If there is no such Chairman, or if at any meeting he is not present within 15 (fifteen) minutes after the time appointed for holding the meeting or is unwilling to act as Chairman, the members present shall choose some director, or if no director be present, or if all the directors present decline to take the chair, they shall choose some member present to be Chairman of the meeting.

12.5 The Chairman may, with the consent of any meeting at which a *quorum* is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned as a result of a direction given in terms of any applicable provision in the statutes, notice of the adjourned meeting shall be given in the manner prescribed by such provision but, save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

12.6 Subject to the provisions of the Companies Act, at any general meeting of the Company, unless a poll is demanded:

12.6.1 by the Chairman; or

12.6.2 by not less than 5 (five) members having the right to vote at the meeting; or

12.6.3 by a member or members representing not less than $^{1}/_{10}$ (one-tenth) of the total voting rights of all the members having the right to vote at the meeting; or

12.6.4 by a member or member entitled to vote at the meeting and holding in the aggregate not less than $^{1}/_{10}$ (one-tenth) of the issued share capital of the Company,

a declaration by the Chairman that a resolution has been carried, or carried by a particular majority, or lost, or not carried by a particular majority, shall be final and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

12.7 If a poll is demanded as aforesaid it shall be taken in such manner and at such place and time as the Chairman of the meeting directs and either immediately or after an interval or adjournment (not exceeding 7 (seven) days). Scrutineers shall be elected to count the votes and to declare the result of the poll and their declaration, which shall be announced by the Chairman of the meeting, shall be deemed to be the resolution of the meeting at which the poll was demanded. In case of any dispute as to the admission or rejection of a vote, the Chairman of the meeting shall determine the same, and the determination of the Chairman made in good faith shall be final and conclusive.

12.8 In the case of an equality of votes on a poll, the Chairman of the meeting at which the voting on a poll takes place, shall be entitled to a second or casting vote. In the case of an equality of votes on a show of hands, the Chairman shall be entitled to demand a vote on a poll.

12.9 The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question upon which the poll has been demanded. The demand for a poll may be withdrawn.

13. VOTES OF MEMBERS

13.1 Subject to any rights or restrictions attaching to any class or classes of shares and to the provisions of Article 6.2, on a show of hands a member of the Company present in person or by proxy shall have only 1 (one) vote irrespective of the number of shares he holds or represents, provided that a proxy shall irrespective of the number of members he represents have only 1 (one) vote. On a poll a member who is present in person or represented by proxy shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all the shares issued by the Company or if the share capital is divided into shares of no par value, shall be entitled to 1 (one) vote in respect of each share he holds. No objection shall be raised to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

13.2 When there are joint registered holders of any shares any one of such persons may vote at any meeting in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present or represented at any meeting, that one of the said persons whose name stands first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

13.3 Any person entitled to a share in terms of Article 6.2 may vote at any meeting in respect thereof in the same manner as if he were the registered holder of that share: Provided that (except where the directors have previously accepted his right to vote in respect of that share) 24 (twenty-four) hours at least before the time of holding the meeting at which he proposes to vote, he shall have satisfied the directors that he is entitled to exercise the right referred to in Article 6.2. Several executors of a deceased member in whose name shares stand in the register shall, for the purposes of this Article, be deemed joint holders of those shares.

13.4 A proxy need not be a member of the Company.

13.5 The form appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorised in writing, or, if the appointer is a corporate body, under the hand of an officer or agent authorised by that body. The holder of a general or special power of attorney given by a member shall be entitled to vote, if duly authorised under that power to attend and take part in the meetings and proceedings of the Company or companies generally, whether or not he be himself a member of the Company. The form appointing a proxy shall be deemed to confer authority to demand a poll.

13.6 The form appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the offices of the Company's transfer secretaries for the time being in South Africa or the office of the Company's transfer secretaries for the time being in England or, if so resolved by the directors, at any other place(s) considered to be appropriate by the directors, not less than 48 (forty-eight) hours (or such lesser period as the directors may determine in relation to any particular meeting) before the time for holding the meeting (including an adjourned meeting) at which the person named in the form proposes to vote, and in default the form of proxy shall not be treated as valid. No form appointing a proxy shall be valid after the expiration of 6 (six) months from the date when it was signed, except at an adjourned meeting or on a poll demanded at a meeting or adjourned meeting in cases where the meeting was originally held within 6 (six) months from the said date, unless so specifically stated in the proxy itself. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or mental disorder of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the office before the commencement of the meeting or adjourned meeting at which the proxy is used.

13.7 Subject to the provisions of the Companies Act, a form appointing a proxy may be in any usual or common form.

BORROWING POWERS

14.1 Subject to any regulations, from time to time made by the Company in general meeting, the directors may borrow from time to time for the purposes of the Company or secure the payment of such funds as they think fit.

14.2 The borrowing powers of the subsidiaries of the Company shall be subject to any limitations imposed by the directors on the borrowing powers of the Company.

DIRECTORS

15.1 Until otherwise determined by a meeting of members, the number of directors shall not be less than 4 (four) nor more than 12 (twelve).

15.2 The directors shall have power at any time and from time to time to appoint any person as a director, either to fill a casual vacancy or as an addition to the board, but so that the total number of the directors shall not at any time exceed the maximum number fixed. Subject to the provisions of Article 16.2, any person appointed to fill a casual vacancy or as an addition to the board shall retain office only until the next following annual general meeting of the Company and shall then retire and be eligible for re-election.

15.3 The appointment of a director shall take effect upon compliance with the requirements of the statutes.

15.4 The shareholding qualification for directors and alternate directors may be fixed, and from time to time varied, by the Company at any meeting of members and unless and until so fixed no qualification shall be required.

15.5 The remuneration of the directors shall from time to time be determined by the Company in general meeting.

15.6 The directors shall be paid all their travelling and other expenses properly and necessarily incurred by them in and about the business of the Company, and in attending meetings of the directors or of committees thereof, and, if any director shall be required to perform extra services or to go or to reside abroad or otherwise shall be specially occupied about the Company's business, he shall be entitled to receive a remuneration to be fixed by a disinterested *quorum* of the directors which may be either in addition to or in substitution for the remuneration provided for in Article 15.5.

15.7 The continuing directors may act, notwithstanding any casual vacancy in their body, so long as there remain in office not less than the prescribed minimum number of directors duly qualified to act; but if the number falls below the prescribed minimum, the remaining directors shall not act except for the purpose of filling such vacancy or calling general meetings of members.

15.8 A director shall cease to hold office as such:

15.8.1 if he becomes insolvent, or assigns his estate for the benefit of his creditors, or suspends payment or files a petition for the liquidation of his affairs, or compounds generally with his creditors; or

15.8.2 if he becomes of unsound mind; or

15.8.3 if he is absent from meetings of the directors for 6 (six) consecutive months without leave of the directors and is not represented at any such meetings during such 6 (six) consecutive months by an alternate director and the directors resolve that the office be vacated, provided that the directors shall have power to grant any director leave of absence for any or an indefinite period; or

15.8.4 if he is removed under Article 15.16; or

15.8.5 1 (one) month or, with the permission of the directors earlier, after he has given notice in writing of his intention to resign; or

15.8.6 if he shall pursuant to the provisions of the statutes be disqualified or cease to hold office or be prohibited from acting as director; or

15.8.7 if he is removed from office by a resolution signed by all the other directors.

15.9 The Company and the directors shall comply with the provisions of the statutes with regard to the disclosure of the interests of directors in contracts or proposed contracts; subject thereto, no director or intending director shall be disqualified by his office from contracting with the Company, either with regard to such office or as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company, in which any director shall be in any way interested, be or be liable to be avoided, nor shall any directors so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established.

15.10 No director shall, as a director, vote in respect of any contract or arrangement in which he is so interested as aforesaid, and if he does so vote, his vote shall not be counted, nor shall he be counted for the purpose of any resolution regarding the same in the *quorum* present at the meeting, but these prohibitions shall not apply to:

15.10.1 any contract or dealing with a Company or partnership or corporation of which the directors of the Company or any of them may be directors, members, managers, officials or employees or otherwise interested;

15.10.2 any contract by or on behalf of the Company to give to the directors or any of them any security by way of indemnity or in respect of advances made by them or any of them;

15.10.3 any contract to subscribe for or to underwrite or sub-underwrite any shares in or debentures or obligations of the Company or any Company in which the Company may in any way be interested;

15.10.4 any resolution to allot shares in or debentures or obligations of the company to any director of the Company or to any matter arising out of or consequent upon any such resolution;

15.10.5 any contract for the payment of commission in respect of the subscription for such shares, debentures or obligations.

The above prohibitions may at any time or times be suspended or relaxed to any extent by the Company in general meeting.

15.11 A director, notwithstanding his interest, may be counted in the *quorum* present at any meeting whereat any other director is appointed to hold any office or place of profit under the Company or whereat the terms of any such appointment are arranged, and he may vote on any such appointment or arrangement notwithstanding that at such meeting his own appointment or an arrangement in connection therewith is a matter before the board of directors.

15.12 Subject to the provisions of the statutes, any general notice given to the directors of the Company by a director to the effect that he is a member of a specified company or firm shall comply with the provisions of the statutes.

15.13 For the purpose of this Article an alternate director shall not be deemed to be interested in any contract or arrangement merely because the director for whom he is an alternate is so interested.

15.14 Nothing in this Article contained shall be construed so as to prevent any director as a member from taking part in and voting upon all questions submitted to a general meeting whether or not such director shall be personally interested or concerned in such questions.

15.15 A director may be employed by or hold any office of profit under the Company or under any subsidiary company in conjunction with the office of director, other than that of auditor of the Company or of any subsidiary company, and upon such terms as to appointment, remuneration and otherwise as the directors may determine, and any remuneration so paid may be in addition to the remuneration payable in terms of Article 15.5 or 15.6: Provided that the appointment of a director in any other capacity in the Company and his remuneration must be determined by a disinterested *quorum* of directors.

15.16 Subject to the provisions of the statutes, the Company may by ordinary resolution remove any director before the expiration of his period of office and by an ordinary resolution elect another person in his stead. The person so elected shall hold office until the next following annual general meeting of the Company and shall then retire and be eligible for re-election.

15.17 The Company may by ordinary resolution in general meeting from time to time increase or reduce (but not below 4 (four)) the number of directors and may also determine in what manner or rotation such increased (or reduced) number is to go out of office. Whenever such increase is made the members at the said meeting or failing them the directors may fill the new seats so created.

ROTATION OF DIRECTORS

16.1 At the first annual general meeting all the directors for the time being, and at the annual general meeting held in each year after the first annual general meeting $^1/_3$ (one-third) of the directors, or if their number is not a multiple of 3 (three), then the number nearest to, but not less than $^1/_3$ (one-third) shall retire from office, provided that in determining the number of directors to retire no account shall be taken of any director who by reason of the provisions of Articles 17.2 and/or 15.14 is not subject to retirement, provided that no less than $^1/_2$ (one-half) of the number of directors in office may be appointed to such position. The directors so to retire at each annual general meeting shall be firstly those retiring in terms of Article 15.2 and secondly those referred to in terms of Article 15.15 and lastly those who have been longest in office since their last election or appointment. As between directors of equal seniority, the directors to retire shall, in the absence of agreement, be selected from among them by lot: Provided that notwithstanding anything herein contained, if, at the date of any annual general meeting any director will have held office for a period of 3 (three) years since his last election or appointment he shall retire at such meeting, either as one of the directors to retire in pursuance of the foregoing or additionally thereto. A retiring director shall act as a director throughout the meeting at which he retires. The length of time a director has been in office shall, save in respect of directors appointed or elected in terms of the provisions of Articles 15.2 and 15.15, be computed from the date of his last election or appointment.

16.2 Retiring directors shall be eligible for re-election. No person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for election to the office of director at any general meeting unless, not less than 7 (seven) days nor more than 14 (fourteen) days before the day appointed for the meeting, there shall have been given to the secretary notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of the intention of such member to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

16.3 Subject to Article 16.2, the Company in general meeting may fill the vacated offices by electing a like number of persons to be directors and may fill any other vacancies. In electing directors the provisions of the statutes shall be complied with.

16.4 If at any annual general meeting at which an election of directors ought to take place, the place of any retiring director is not filled, he shall if willing continue in office until the dissolution of the annual general meeting in the next year, and so on from year to year until his place is filled, unless it shall be determined at such meeting not to fill such vacancy.

MANAGING DIRECTORS

17.1 The directors may from time to time appoint one or more of their number to be managing director or joint managing directors of the Company or to be the holder of any other executive office in the Company, including for the purposes of these Articles the office of the Chairman and may, subject to any contract between him or them and the Company, from time to time terminate his or their appointment and appoint another or others in his or their place or places.

17.2 A managing director may be appointed by contract for a maximum period as determined by the directors from time to time and he shall not be subject to retirement by rotation and not be taken into account in determining the rotation of retirement of directors, during the period of any such contract, subject always to Article 16.1. The managing director shall be eligible for reappointment at the expiry of any period of appointment. Subject to the terms of his contract, he shall be subject to the same provisions as to removal as the other directors and if he ceases to hold the office of director from any cause he shall *ipso facto* cease to be a managing director.

17.3 A director appointed in terms of the provisions of Article 17.1 to the office of managing director of the Company, or to any other executive office in the Company, may be paid in addition to the remuneration payable in terms of Article 15.5 or 15.6, such remuneration – not exceeding a reasonable maximum in each year – in respect of such office as may be determined by a disinterested *quorum* of the directors.

17.4 The directors may from time to time entrust and confer upon a managing director or other executive officer for the time being such of the powers and authorities vested in them as they think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they may think expedient and they may confer such powers and authorities either collaterally with, or to the exclusion of, and in substitution for, all or any of the powers and authorities of the directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers and authorities. A managing director appointed pursuant to the provisions hereof shall not be regarded as an agent or delegate of the directors and after powers have been conferred upon him by the directors in terms hereof he shall be deemed to derive such powers directly from this Article.

ALTERNATE DIRECTORS

20.1 Any director shall have the power to nominate another person approved by the board to act as alternate director in his place during his absence or inability to act as such director, and may at his discretion remove such alternate director. On such appointment being made, the alternate director shall, in all respects, be subject to the terms and conditions existing with reference to the other directors of the Company. A person may be appointed as alternate to more than one director. Where a person is alternate to more than one director or where an alternate director is a director, he shall have a separate vote, on behalf of each director he is representing in addition to his own vote, if any.

20.2 The alternate directors, whilst acting in the place of the directors who appointed them, shall exercise and discharge all the duties and functions of the directors they represent. The appointment of an alternate director shall cease on the happening of any event which, if he were a director, would cause him to cease to hold office in terms of these Articles or if the director who appointed him ceases to be a director, or gives notice to the secretary of the Company that the alternate director representing him shall have ceased to do so. An alternate director shall look to the director who appointed him for his remuneration.

POWERS OF DIRECTORS

21.1 The management of the Company shall be vested in the directors who, in addition to the powers and authorities expressly conferred upon them by these Articles, may exercise all such powers, and do all such acts and things, as may be exercised or done by the Company and are not hereby or by the statutes expressly directed or required to be exercised or done by the Company in general meeting (including without derogating from the generality of the aforegoing or from the rights of the members, the power to resolve that the Company be wound up), but subject nevertheless to such management and control not being inconsistent with these Articles or with any resolution passed at any general meeting of the members in accordance therewith; but no resolution passed by the Company in general meeting shall invalidate any prior act of the directors which would have been valid if such resolution had not been passed. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the directors by any other Article.

21.2 It is hereby declared pursuant to the provisions of the statutes that although the directors shall have power to enter into a provisional contract for the sale or alienation of the undertaking of the Company, or the whole or the greater part of the assets of the Company, such provisional contract shall become binding on the Company only in the event of the specific transaction proposed by the directors being approved by a resolution passed by the Company in general meeting.

21.3 The directors shall have power to delegate to any person or persons any of their powers and discretions and to give to any such person or person's power of sub-delegation.

21.4 Without in any way limiting or restricting the general powers of the directors to grant pensions, allowances, gratuities and bonuses to officers or ex-officers, employees or ex-employees of the Company or the dependants of such persons, it is hereby expressly declared that the directors may from time to time without any further sanction or consent of the Company in general meeting (but subject to the statutes) grant pensions, gratuities or other allowances to any person or to the widow or dependants of any deceased person in respect of services rendered by him to the Company as managing director, executive director, general manager or manager, or in any other office or employment under the Company, notwithstanding that he may continue to be or be elected a director or may have been a director of the Company, of such amounts, for such period, whether for life or for a definite period or for a period terminable on the happening of any contingency or event, and generally upon such terms and conditions as the directors in their discretion may from time to time think fit. For the purpose of this Article, the expression "executive director" shall mean a director appointed to an executive office in the Company and receiving in addition to his fees as a director salary or remuneration for additional services whether under a service agreement or otherwise. The directors may authorise the payment of such donations by the Company to such religious, charitable, public or other bodies, clubs, funds or associations or persons as may seem to them advisable or desirable in the interests of the Company.

21.5 Unless the statutes, these Articles and/or the requirements of the JSE require a resolution to be passed by the Company in general meeting to authorise the reduction by the Company of its share capital, stated capital and any capital redemption reserve fund or any share premium account, the directors shall have the power, to the extent necessary, to resolve that the Company reduce its share capital, stated capital and any capital redemption reserve fund or any share premium account, whether accompanied by a payment to members as contemplated in Article 37 or without any payment to members.

CAPITALISATION

26 The Company in general meeting or the directors may at any time and from time to time pass a resolution that it is expedient to capitalise any sum forming part of the undivided profits standing to the credit of the Company's reserve fund, or any sum in the hands of the Company and available for dividend, or any sum carried to reserve as the result of a sale or revaluation of the assets of the Company or part thereof, or any sum received by way of premium on the issue of any shares, debentures or debenture stock of the Company, and that any such sum or sums be set free for distribution and be appropriated to and amongst the members, either with or without deduction for income tax rateably, according to their rights and shareholdings in such manner as the resolution may direct, provided that no such distribution shall be made by the Company unless recommended by the directors, and the directors shall, in accordance with such resolution, apply such sum or sums in paying up fully paid shares or debentures or debenture stock of the Company and appropriate such shares, debentures or debenture stock to or distribute the same amongst the holders of such shares rateably according to their shareholding thereof respectively as aforesaid, or otherwise deal with such sum or sums as provided for in such resolution. Where any difficulty arises in respect of such distribution the directors may settle the same as they think expedient (but they may not issue fractional certificates and fractions which would otherwise have been distributed shall be consolidated and sold for the benefit of the members who would have been entitled to the fractions), fix the value for distribution of any fully paid shares, debentures or debenture stock, make cash payments to any holders of shares on the footing of the value so fixed in order to adjust rights, and vest any shares or assets in trustees upon such trusts for the persons entitled in the appropriation or distribution as may seem just and expedient to the directors. When deemed requisite a contract shall be entered into and filed in accordance with the statutes, and the directors may appoint any person to sign such contract on behalf of the persons entitled in the appropriation or distribution, and such appointments shall be effective and the contract may provide for the acceptance by the holders of the shares to be allotted to them respectively in satisfaction of their claims in respect of the sum so capitalised. The directors shall be entitled to grant to the members the right to elect to receive scrip dividends in lieu of cash dividends or a cash dividend in lieu of capitalisation or bonus shares.

APPOINTMENT OF SECRETARY

38 Subject to the provisions of the statutes, the directors of the Company are authorised to appoint a secretary who is permanently resident in the Republic, who may be a body corporate or partnership complying with the provisions of the Companies Act, and who, in their opinion, has the requisite knowledge and experience to carry out the duties of a secretary of a public Company. The directors shall determine the remuneration and terms and conditions of appointment of the secretary and any secretary may not be removed without approval of the directors. A provision of the statutes or these Articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

SALIENT FEATURES OF THE KUMBA IRON ORE SCHEME

Salient features of the Kumba Iron Ore Limited Management Share Purchase and Option Scheme ("the Kumba Iron Ore Scheme"):

1. The Kumba Iron Ore Scheme consists of a combination of an option scheme, a purchase scheme and a deferred purchase scheme.
2. The total number of shares in terms of which scheme shares may be offered and options may be granted is equivalent to approximately 9.7% of the ordinary issued share capital of Kumba Iron Ore, representing 30 million shares at present, or such increased number of shares as may be determined by Kumba Iron Ore's directors and approved by the JSE and the Company in a general meeting which number shall not exceed 10% of the issued ordinary share capital of Kumba Iron Ore.
3. The maximum number of shares to which any one eligible participant is entitled (either by way of allotment and issue and/or the grant of options) in terms of the Kumba Iron Ore Scheme shall not exceed the limit determined from time to time by Kumba Iron Ore's directors, which number shall not exceed 1% of the issued ordinary share capital of Kumba Iron Ore.
4. The Kumba Iron Ore Scheme provides that any person employed by the Kumba Iron Ore Group in a full time capacity, will be eligible to participate, including present or future executive directors.
5. The Kumba Iron Ore Scheme will be administered by the Kumba Iron Ore Share Trust ("the Kumba Iron Ore Trust"). The Kumba Iron Ore Trust will take transfer of all unexercised options and scheme shares not paid for by employees of Kumba Iron Ore who were participants of the Kumba Resources Scheme.
6. The shares will be offered at the closing price of Kumba Iron Ore shares on the most recent trading day on the JSE immediately preceding the date on which an offer is made under the Kumba Iron Ore Scheme to a participant to subscribe for shares ("offer date") or the date on which an option is granted to a participant under the Kumba Iron Ore Scheme ("option date"), and if taken up in terms of the Kumba Iron Ore Scheme, the Kumba Iron Ore shares will be released, unless decided otherwise by the directors, in five annual tranches (and will expire after either seven or nine years as determined by Kumba Iron Ore's directors). Alternatively a cash settlement may be paid, in respect of exercised options, by the Company to the participant, in an amount equal to the difference between the purchase price and the closing price of a Kumba Iron Ore share on the JSE on the trading day on which the option is exercised. The Kumba shares available as a result of the unbundling vest on the earlier of 24 months from the date of unbundling or in the tranches set out in the Kumba Iron Ore Scheme, and the options, provided as a result of the unbundling, must be exercised and scheme shares paid for by not later than 42 months from the date of unbundling.
7. The directors of Kumba Iron Ore are empowered to advance all the necessary funds from Kumba Iron Ore to the trustees of the Kumba Iron Ore Trust for the implementation of the Kumba Iron Ore Scheme.
8. The Company's annual financial statements will reflect in aggregate each year the number of shares which are subject to the provisions of the Kumba Iron Ore Scheme at the commencement of the year, the number of shares acquired by the Kumba Iron Ore Trust, the number of options granted or exercised and capitalisation shares issued to participants, the number of shares in respect of which payment in full has been received by the trustees during the year and the balance of shares available for utilisation for purposes of the Kumba Iron Ore Scheme at the end of the reporting period.
9. In respect of Kumba Iron Ore Scheme shares offered to participants, on retirement or retrenchment (including retirement due to ill health or disability, normal retirement and early retirement), a participant shall be obliged to pay any outstanding share debt in respect of Kumba Iron Ore Scheme shares beneficially held by the participant, and on payment, the Kumba Iron Ore Scheme shares shall be released to the participant. On the death of a participant, the participant shall be deemed to have sold his Kumba Iron Ore Scheme shares to the Kumba Iron Ore Trust at a price per share equal to the last price at which Kumba Iron Ore shares traded on the JSE on the last trading day preceding the date of death. Alternatively, if the executor of the deceased participant's estate so requests, any Kumba Iron Ore Scheme shares may be released to the executor against full payment of the participant's share debt. On termination of the participant's employment for any other reason (before six years from the offer date), the participant shall be entitled to pay any balance of the share debt and have those shares which have vested (in terms of the Kumba Iron Ore Scheme) released to him. All other shares shall be purchased by the Kumba Iron Ore Trust at the cost thereof to the participant, and the participant shall forfeit all other rights under the Kumba Iron Ore Trust.
10. In respect of options granted to participants, on retirement or retrenchment (including normal retirement, early retirement and retirement due to ill health or disability), a participant, may within a period of 24/36 months (as determined by the directors), exercise his options and pay for the underlying shares, or if the option has already been exercised, the

participant shall be obliged to pay for the underlying shares. On a participant's death, the executor may exercise any unexercised options and pay for the underlying shares (within six months after the date of death), and the executor shall be entitled to pay for exercised options within such six-month period. If a participant's option is exercised by him or his estate (on retirement or death), the participant (or his estate) shall be deemed to have sold the shares to the Kumba Iron Ore Trust at a price per share equal to the last price at which Kumba Iron Ore shares traded on the JSE on the last trading day preceding the date of termination of employment. On termination of the participant's employment for any other reason, unexercised options will lapse forthwith and the share debt in respect of exercised options shall be paid to the Kumba Iron Ore Trust when the participant is entitled or obliged to do so in terms of the Kumba Iron Ore Scheme.

11. No voting rights or entitlement to dividends shall arise in respect of options granted (or shares issued in respect of options exercised) to participants, until such time as the underlying shares are released in terms of the Kumba Iron Ore Scheme. On the winding-up, dissolution or final de-registration of Kumba Iron Ore, the Kumba Iron Ore Trust will have no right to recover any further share debt from the participants and the Kumba Iron Ore Scheme (including any unexercised options under the Kumba Iron Ore Scheme) will lapse in respect of all participants.

12. The provisions of the Kumba Iron Ore Scheme and Kumba Iron Ore Trust Deed will be capable of amendment by the board of directors of Kumba Iron Ore and the trustees of the Kumba Iron Ore Trust, subject to the prior approval of the JSE, provided that no amendment shall operate in respect of the following matters unless such amendments have received the approval of the Company in a general meeting:
    - the persons who may become beneficiaries under the Kumba Iron Ore Scheme;
    - the total number and percentage of shares subject to the Kumba Iron Ore Scheme;
    - the fixed maximum percentage entitlement of participation by any one participant;
    - the basis for determining the price at which the Kumba Iron Ore Scheme shares are acquired by participants and/or the period within or after which payments may be paid or called and the procedure to be adopted on termination of employment or retirement of a participant; and
    - the voting, dividend, transfer and other rights (including those arising on the liquidation of Kumba Iron Ore) attaching to the scheme shares.

The trustees of the share incentive trust are P L Zim and P B Matlare. The trustees may not be beneficiaries in terms of the Kumba Iron Ore Scheme.

SALIENT FEATURES OF THE PLANS

GLOSSARY OF TERMS

"Auditors"	the Auditors of the Company as determined from time to time;
"Business Day"	any day on which the JSE is open for the transaction of business;
"Closed Period"	a closed period as defined in the Listings Requirements applicable to the Company from time to time;
"Committee"	the Remuneration Committee of the board of Directors of the Company or any other duly authorised committee of the board of Directors of the Company constituted by it for purposes of the Plans, and the members of which do not hold any executive office with any Participating Company;
"Company"	Kumba Iron Ore Limited (registration number 2005/015852/06);
"Cost to Company"	monthly remuneration payable to employees including company contributions to retirement funds but excluding circumstantial allowances, company medical aid contributions, statutory employment cost and variable employment cost such as overtime payments and bonuses;
"Conditional Award"	a conditional award of Shares granted to an Employee in terms of the LTIP;
"DBP"	the Kumba Iron Ore Deferred Bonus Plan 2006;
"Date of Grant"	the date with effect from which the Committee resolves to grant a Share Appreciation Right or Conditional Award to an Employee as is specified in the Letter of Grant;
"Date of Offer"	the date with effect from which the Committee resolves to grant a Matching Award to an Employee as specified in the Offer to Participate;
"Directors"	the board of Directors of the Company from time to time or any committee thereof to whom the powers of the Directors in respect of the Plan are delegated in terms of the Company's articles of association;
"Employee"	any person holding full time salaried employment or office of the Group;
"Escrow Agent"	the person or entity appointed by the Committee from time to time to hold Pledged Shares in escrow on behalf of Participants;
"Exercise Price"	the Market Value of a Share on the Business Day immediately preceding the SAR Exercise Date;
"Face Value of Grant"	the Market Value of the Shares related to Grants determined at the Grant Date;
"Financial Year"	the financial year of the Company which currently runs from 1 January to 31 December each year;
"Grant"	the award of a Share Appreciation Right or a Conditional Award;
"Grant Price"	the Market Value of the Share on the Business Day immediately preceding the Date of Grant of the Share Appreciation Right;
"Group"	the Company and its subsidiaries and associated organisations as determined by the directors from time to time, all as defined in the Companies Act;
"IFRS 2"	the International Financial Reporting Standard 2, dealing with the accounting treatment of equity-based payments;
"JSE"	the JSE Limited;
"LTIP"	the Kumba Iron Ore Long Term Incentive Plan 2006;
"Letter of Grant"	a document prepared by the Participating Company which details the following: • name of the Employee to whom the SARs are granted, the number of Shares in respect of which the SARs are granted, the Grant Price and any applicable Performance Conditions; or

- name of the Participant to whom the Conditional Award is granted, the number of Shares in respect of which the Conditional Award is granted and any applicable Performance Conditions pertaining thereto; or
- name of the Participant, the maximum after-tax portion of the annual bonus to be applied in acquiring the Pledged Shares and the number of Matching Shares relating to each Pledged Share, the Pledge Period, Vesting Date, Release Date and any applicable conditions pertaining thereto;

"Market Value"	in relation to a Share on any particular day, the volume weighted average price of a Share as on that day as quoted on the JSE;
"Matching Award"	a conditional award of Shares made to a Participant under the DBP;
"Offer to Participate"	a document prepared by the Company inviting a Participant to participate in the SAR, LTIP or DBP and which details the offer and any applicable conditions pertaining thereto;
"Participant"	an Employee to whom a Grant/Offer has been made and who has accepted such Grant/Offer and may include the executor of his deceased estate, but excludes non-executive directors;
"Participating Company"	the Company and its subsidiaries and associated organisations as determined by the directors from time to time, all as defined in the Companies Act;
"Performance Condition"	the condition specified in the Letter of Grant, to which an award is subject;
"Performance Period"	the period in respect of which a Performance Condition is to be satisfied as specified in the Letter of Grant;
"Plans"	the SAR, LTIP and DBP;
"Pledged Shares"	a number of Shares acquired by a Participant with a portion of the after-tax component of his annual bonus in terms of the DBP;
"Reconstruction or Takeover"	any take-over, merger or reconstruction however effected, including a reverse take-over, re-organisation or scheme of arrangement sanctioned by the court or any other corporate action, but does not include any event which consists of or is part of an internal reconstruction which does not involve any change in control of the Company;
"Release Date"	the date on which the settlement for the Vested Matching Award is made and the Pledged Shares are released from the pledge, in terms of the DBP;
"SAR"	the Kumba Iron Ore Share Appreciation Right Scheme 2006;
"SAR Period"	the period starting on the Date of Grant and ending at the end of the day stated as the date on which the Share Appreciation Rights will lapse as specified in the Letter of Grant;
"Settlement Date"	the date of which Shares are delivered as a result of the Vesting of awards under the Plans and "Settlement" shall bear a corresponding meaning;
"Share Appreciation Right"	a right to receive Shares in terms of the SAR to the value of the difference between the Exercise Price and the Grant Price;
"Shares"	ordinary shares of one cent, or as adjusted, each in the capital of the Company and includes any shares or securities acquired as a result of a Reconstruction or Take-over and which are attributable to such ordinary shares representing them following a Reconstruction or Take-over; and
"Vesting Date"	the date on which a SAR becomes exercisable on fulfilment of the Performance Conditions; or the date on which a Participant becomes entitled to the Conditional Award due to the fulfilment of Performance Conditions under the LTIP; or the date on which the Participant becomes entitled to the Matching Award in terms of the DBP.

Introduction

The Share Appreciation Right Scheme 2006, Long Term Incentive Plan 2006 and Deferred Bonus Plan 2006, collectively, the Plans will include participation by executive directors and selected employees of the Group ("Participants"). The purpose of the Plans is to recognise contributions made by selected Employees and to provide for an incentive for their continuing relationship with the Group, by providing them with the opportunity of receiving Shares in the Company, thereby providing Participants with an incentive to advance the Group's interests and to ensure that the Group attracts and retains the core competencies required for formulating and implementing the Group's business strategies.

A summary of the main terms of the Plans is set out below:

The SAR

Eligible Employees will receive annual grants of Share Appreciation Rights, which are rights to receive Shares equal to the value of the difference between the Exercise Price and the Grant Price.

Vesting of the Share Appreciation Rights is subject to a Performance Condition. The duration and specific nature of the Performance Condition and Performance Period will be stated in the Letter of Grant and will be determined by the Committee on an annual basis. The intended performance and SAR Period will, respectively, be three and seven years. Retesting of the Performance Condition is permitted on the first and second anniversary of the end of the Performance Period.

After vesting, the Share Appreciation Rights will become exercisable. Upon exercise by a Participant the Participating Company will settle the value of the difference between the Exercise Price and the Grant Price, by delivering Shares. Share Appreciation Rights not exercised within the SAR Period will lapse.

The LTIP

Eligible Employees will receive annual grants of Conditional Awards.

The Conditional Award will vest after the Performance Period if, and to the extent that the Performance Conditions have been satisfied. The duration and specifics of the Performance Condition and Performance Period will be stated in the Letter of Grant. The intended Performance Period is three years and the Committee will determine the Performance Conditions on an annual basis.

No retesting of the Performance Condition will be allowed.

The Performance Conditions will determine if, and to what extent, the Conditional Award will vest. Upon vesting of the Conditional Award the Participating Company will procure the delivery of Shares to settle the value of the vested portion of the Conditional Award. The Conditional Awards which do not vest at the end of the Performance Period will lapse.

The DBP

Eligible Employees will be permitted to use a portion of the after tax component of their annual bonus to acquire shares (Pledged Shares). A simultaneous conditional Matching Award will be made to the Participant on the condition that he remains in the employ of the Participating Company and retains the Pledged Shares for the duration of the Pledge Period.

The Participant remains the full owner of the Pledged Shares for the duration of the Pledge Period and will enjoy all shareholder rights in respect of the Pledged Shares. Pledged Shares can be withdrawn from escrow at any stage, but the conditional Matching Award will be forfeited in the event that the Pledged Shares are withdrawn during the Pledge Period.

Eligibility

Any person holding full-time salaried employment or office of the Group including an executive Director of the Group is eligible to participate.

Limits

Shares available for the Plans:

The aggregate number of Shares which may be allocated under the Plans over any rolling 10 (ten)-year period following the adoption of the Plans on any day, when added to the total number of unexercised Share Appreciation Rights, unvested Conditional Awards and unvested Matching Awards previously allocated under the Plans and any Shares allocated to employees under any other managerial share scheme operated by the Company shall not exceed 10% (ten) percent of the number of issued ordinary shares of the Company;

The Committee may, with the approval of the JSE, where required, adjust the number of Shares available for the Plans (without the prior approval of the Company in a general meeting) on a proportionate basis to take account of:

- a capitalisation issue or a rights offer of Shares or a sub-division or consolidation of Shares of the Company or a reduction of capital or a capitalisation issue in lieu of Shares or payment of monies to shareholders of the Company; and
- any other circumstances where such adjustment may be necessary or appropriate, except a new issue of Shares by the Company for acquisition purposes or a waiver of pre-emptive rights and for cash,

provided that the Auditors shall confirm in writing that any adjustment has been properly calculated on a reasonable and equitable basis. Such adjustment should give a participant the same proportion of the Company's capital as that to which he would have been entitled prior to the adjustment.

Individual limit

The maximum number of Shares allocated to all unvested awards granted to any Participant in respect of the Plans and any other managerial share scheme operated by the Company, shall not exceed the limit determined from time to time by the Directors, which number of Shares shall not exceed 1% (one percent) of the issued ordinary share capital of the Company which at the date of listing will be a maximum of 321 352 801 ordinary shares, and which may change from time to time.[1]

In addition, the aggregate expected value of all benefits relating to Offers and Grants under the Plans, and any other managerial share scheme operated by the Company, awarded in any Financial Year may, at Date of Grant or Date of Offer, not exceed the value of such Employee's Cost to Company in that Financial Year.

SAR limit

The Committee, acting on behalf of any Participating Company may not grant SARs to an Employee in any Financial Year if it would at the proposed Date of Grant cause the Face Value of Grant which such Employee has been granted in that Financial year to exceed 100% (one hundred percent) of the Employee's Cost to Company at the proposed Date of Grant.

LTIP limit

The Committee, acting on behalf of any Participating Company, may not grant Conditional Awards to an Employee in any Financial Year if it would at the proposed Date of Grant cause the Face Value of Grant which such Employee has been granted in that Financial Year to exceed 100% (one hundred percent) of the Employee's Cost to Company at the proposed Date of Grant.

DBP limit

The Committee, acting on behalf of any Participating Company, may not make an Offer to Participate to an Employee in any Financial Year if it would at the proposed Date of Offer cause the Face Value of Grant which such Employee has been Granted in that Financial Year to exceed 30% (thirty percent) of the Employee's Cost to Company at the proposed Date of Grant.

Termination of employment

General

If a Participant's employment with any Participating Company terminates for any lawful reason other than as set out below, all unexercised (vested and unvested) Share Appreciation Rights will lapse on such cessation except to the extent that the Committee shall determine otherwise in their discretion.

All unvested Conditional Awards (under the LTIP) and unvested Matching Awards will lapse and a Participant will have no further entitlement to any awards.

If a Participant's employment with any Participating Company terminates by reason of his retrenchment, ill-health, disability, retirement, death or any other reason which the Company may consider appropriate, the Committee may, in its absolute discretion by written notice to the Participant or his executor, permit a proportion of his unvested Share Appreciation Rights, unvested Conditional Awards and unvested Matching Awards to vest on the date of cessation of employment. The proportion of the awards that vest under the DBP should reflect the number of months served of the Pledge Period. The proportion of awards that vest under the SAR and LTIP would reflect the number of months serviced in the Performance Period and in the opinion of the Committee the extent to which the Performance Conditions have been met.

If a Participant's employment with any Participating Company terminates by reason of his retrenchment, ill-health, disability, retirement, death or any other reason which the Company may consider appropriate the Participant or his executor (which ever is applicable) will have a period of 1 (one) year (or such extended period as the Committee regard as appropriate) from date of cessation of employment to exercise vested Share Appreciation Rights.

Settlement method

The main intention of the Plans is to settle the benefits by delivering Shares to Participants. The Company may, on instruction of the Committee and Directors, settle the awards by issuing new shares, subject to the Plan limits. Alternatively, the Participating Company may, on instruction of the Directors and the Committee instruct any third party to acquire and deliver the Shares to Participants employed by such Participating Company. Notwithstanding the foregoing, the Participating Company may, on instruction of the Directors and the Committee as a fallback provision only, pay any Participant an equivalent amount in cash in lieu of any Shares in settling the awards granted in terms of the SAR and LTIP only. Awards under the DBP can only be settled in equity.

Reconstruction or Take-over

In the event of a Reconstruction or Take-over of the Company before the Vesting Date, the Committee shall prior to the Reconstruction or Take-over review the Performance Condition (SAR and LTIP) and the extent to which it has been satisfied up to the date of the Reconstruction or Take-over, and calculate the number of awards to vest in each Participant accordingly. The number of Share Appreciation Rights and Conditional Awards that vest shall reflect the number of months served in the Performance Period. The Committee must review the period served of the Pledge Period ("DBP") and consider the number of Pledged Shares held at that time in order to calculate the number of Matching Awards to vest in each Participant accordingly.

If there is an internal reconstruction or other event which does not involve any substantial change in the ultimate control of the Company, and therefore is not a Reconstruction or Take-over, or if any other event happens which may affect Grants, including the Shares ceasing to be listed on the JSE, the Committee may take such action as it considers appropriate to protect the interests of Participants, including converting Grants into equivalent grants in respect of shares in one or more other companies, provided the Participant is no worse-off.

Variation in share capital

In the event of a rights issue, capitalisation issue, unbundling, any other corporate action or other event affecting the share capital of the Company, before the Vesting Date in case of the SAR or Settlement Date in case of the LTIP, the Committee may make such adjustment to the number of Share Appreciation Rights in terms of the SAR and Shares in terms of the LTIP comprised in the relevant Grants, or the Grant Price of such Share Appreciation Rights as it deems appropriate. Such adjustment should place the Participant in the same and no worse position as he was prior to the rights issue, capitalisation issue or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution *in specie* or a payment in terms of section 90 of the Companies Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Vesting Date ("SAR") or Settlement Date ("LTIP").

The following provisions are relevant in the case of the DBP:

Pledged Shares

The Participant shall be entitled to give instructions as to the choice to be made in respect of Pledged Shares held by the Escrow Agent on his behalf. The Escrow Agent shall transfer to the Participant any proceeds on the sale of rights, and any securities issued on the take up of rights, at the Participant's request.

Matching Awards

In the event of a rights issue, capitalisation issue, unbundling, any other corporate action or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution in specie or a payment in terms of section 90 of the Companies Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Settlement Date in respect of a Matching Award, the Committee shall make such adjustment to the number of Matching Awards comprised in the relevant Offers as it thinks appropriate. Such adjustment should place the Participant in no worse position as he was prior to the rights issue, capitalisation issue, unbundling, other corporate action or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution *in specie* or a payment in terms of section 90 of the Companies Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Settlement Date.

Amendments and termination

Subject to the provisions of the Plans, the Committee may in its discretion alter, vary or add to these terms and conditions as it thinks fit. Amendments to these terms and conditions may only affect Grants which have already been made if they are to the advantage of Participants.

Except as provided in the Plans, the provisions relating to:

- eligibility to participate in the Plans and Scheme;
- the aggregate percentage of Shares subject to the Plans and Scheme;
- the basis for determining Grants and Offers;
- the adjustment of Grants/Offers in the event of a variation of capital of the Company;
- the voting, dividend and other rights attaching to the Shares of the Plan or Scheme; and
- the limitations on benefits or maximum entitlements,

may not be amended without the prior approval by ordinary resolution of shareholders of the Company in a general meeting.

The Committee may make minor amendments to benefit the administration of the Plans or Scheme, to comply with or take account of the provisions of any proposed or existing legislation or to obtain or maintain favourable, taxation or regulatory treatment of any company in the Group or any present or future Participant.

SALIENT FEATURES OF THE SIOC ESPS

1. RATIONALE FOR THE SIOC ESPS

The rationale for the implementation of the SIOC ESPS is to provide a framework for the incentivisation and retention of certain employees in SIOC, and further provide for the promotion by SIOC of broad-based black economical empowerment and to increase broad-based and effective participation in the equity of SIOC by HDSAs as contemplated in the Mining Charter.

2. MECHANICS OF THE SIOC ESPS

2.1 The SIOC ESPS will be funded by SIOC in terms of a contribution agreement entered into between SIOC and the SIOC ESPS Trust.

2.2 The SIOC ESPS will have a first term of five years, provided that the term will come to an earlier end if the SIOC ESPS Trust breaches any of its obligations relating to its HDSA status. The SIOC ESPS may have a second term on the same basis as the first term, starting on the expiry of the first term. The term is referred to as "the Capital Appreciation Period".

2.3 SIOC will allot and issue 360 SIOC ESPS shares, representing approximately 3% of SIOC's issued ordinary share capital as at the completion of the Kumba Resources empowerment transaction, to the SIOC ESPS Trust. The SIOC ESPS Trust will hold these SIOC ESPS shares for the benefit of SIOC employee beneficiaries.

2.4 The Trustees of the SIOC ESPS Trust ("the SIOC Trustees") will create units which will, when issued to a SIOC employee beneficiary, confer on that SIOC employee beneficiary the rights, benefits and obligations stipulated in the SIOC ESPS Trust Deed ("Units"). Each Unit will be linked to SIOC shares ("the Underlying Shares").

2.5 The cost of the SIOC ESPS is estimated at R156 million.

3. DISTRIBUTION OF INCOME AND CAPITAL

3.1 SIOC employee beneficiaries will be entitled to receive:

3.1.1 50% of any dividend, or deemed dividend, received by the SIOC ESPS Trust in respect of all the Underlying Shares divided by the number of holders of Units ("Unitholders") which are also eligible employees in terms of the SIOC ESPS Trust deed ("Eligible Employees"), on the date of distribution ("the Dividend Distribution");

3.1.2 a capital distribution, net of cost of realisation, within the month after the expiry of the relevant capital appreciation period, of the SIOC shares remaining in the SIOC ESPS Trust after the repurchase of SIOC shares in terms of the subscription agreement ("the Distributed Shares") *pro rata* to the number of Units held rounded down to the nearest whole number ("the Capital Distribution").

3.2 The SIOC employee beneficiaries will not be entitled to dispose of the Distributed Shares, other than in terms of the disposal by the SIOC ESPS trustees.

3.3 If there are any remaining SIOC shares held by the SIOC ESPS Trust after the Capital Distribution, such SIOC shares will be disposed by the SIOC ESPS Trust to Kumba Iron Ore *mutatis mutandis* in exchange for shares in Kumba Iron Ore ("Kumba Iron Ore Shares"), which Kumba Iron Ore Shares will be disposed of by the SIOC ESPS trustees and the proceeds on these Kumba Iron Ore shares, net of cost of realisation, will be distributed to unitholders *pro rata* to the number of Units held.

3.4 As soon as reasonably possible after the Capital Distribution, the SIOC ESPS trustees will, acting as agent for the SIOC employee beneficiaries, dispose of the Distributed Shares to Kumba Iron Ore ("the Kumba Iron Ore Disposal") in exchange for the issue of Kumba Iron Ore shares to the SIOC employee beneficiaries ("the Kumba Iron Ore Swapped Shares") in calculating the exchange ratio for purposes of the aforegoing exchange, the value of the Distributed Shares will, unless otherwise agreed in writing between the SIOC ESPS trustees, SIOC and Kumba Iron Ore prior to the date of the Capital Distribution, be determined by applying the price earnings ratio of Kumba Iron Ore to the most recent earnings of SIOC per SIOC share as per the latest audited financial statements of SIOC.

3.5 Each SIOC employee beneficiary will be entitled to elect whether to receive Kumba Iron Ore Swapped Shares or the cash value of the Kumba Iron Ore Swapped Shares, with the fallback position being the cash value.

3.6 Any amounts in respect of the Dividend Distribution or Capital Distribution will be forfeited if not claimed by beneficiaries within one year after expiry of the relevant Capital Appreciation Period.

4. SIOC ESPS TRUSTEES

4.1 SIOC employee beneficiaries and SIOC will appoint the trustees who will administer the SIOC ESPS Trust assets.

4.2 SIOC will appoint such number of trustees so as not to exceed one less than the number elected by SIOC employee beneficiaries.

4.3 Employee beneficiaries in geographical areas consisting of more than 1 000 SIOC employee beneficiaries will be entitled to elect two trustees, while SIOC employee beneficiaries in geographical areas with less than 1 000 SIOC employee beneficiaries will be entitled to elect one trustee.

4.4 One independent trustee having a financial background will be elected by the SIOC ESPS trustees appointed by SIOC and the employee beneficiaries, respectively.

4.5 All decisions of the SIOC ESPS trustees will be taken by a simple majority vote with each SIOC ESPS Trustee being entitled, at meetings of SIOC ESPS trustees, to exercise one vote. The Chairman of the meeting will have a second or casting vote in addition to his deliberate vote in the case of an equality of votes.

4.6 The SIOC ESPS Trust will, as registered holder of the SIOC shares, be entitled to vote the SIOC shares at all meetings of shareholders of SIOC, as well as at any separate class meeting of the holders of SIOC shares. The decision as to how to vote the SIOC shares will be made by the SIOC ESPS trustees in consultation with the employee beneficiaries in an attempt to ascertain the wishes of the majority of employee beneficiaries in this regard. If the wishes of the majority of employee beneficiaries cannot be ascertained, the SIOC ESPS trustees will come to a decision as to how to vote the SIOC shares. If the SIOC ESPS trustees cannot come to a decision in this regard, they will abstain from voting.

5. ELIGIBILITY FOR PARTICIPATION

5.1 An employee of a company within SIOC who:

5.1.1 is permanently employed by SIOC in the Capital Appreciation Period;

5.1.2 is employed in a qualifying country, being South Africa and any such other countries as the board of directors of SIOC may from time to time designate,

will be eligible to participate in the SIOC ESPS.

6. TERMINATION OF EMPLOYMENT

The policy document adopted in terms of the SIOC ESPS Trust deed makes detailed provision for the position in the event of retrenchment, retirement, retirement due to ill health, promotions or appointments into employee categories that participate in other employee or managerial share incentive schemes and inter-group movements, death of employee beneficiaries and dismissal or resignation of employee beneficiaries.

7. CORPORATE ACTIVITY

The policy document also makes detailed provision for the position in the event of certain corporate activities, such as the sale of operations or companies within SIOC, special dividends and capital distributions, rights issues, capitalisation shares, *pro rata* share repurchases, unbundling transactions, delisting, liquidation and offers to shareholders and consolidation and sub-division of shares.

8. SIOC ESPS RULES AND TRUST DEED

The SIOC ESPS Trust deed and the policy document issued in terms thereof are available for inspection at the registered office of Kumba Iron Ore in terms of paragraph 16 of this pre-listing statement.

CORPORATE GOVERNANCE

Overview

Kumba Iron Ore is committed to the highest standards of business integrity, ethical values and professionalism in all of its activities. As an essential part of this commitment, the board supports the highest standards of corporate governance and the directors are responsible to the Kumba Iron Ore shareholders for doing so. The key principles underpinning the corporate governance of the Company and systems of control that form an integral part of corporate governance are set out hereunder:

Board of Directors

The board is responsible to the Kumba Iron Ore shareholders for setting the strategic direction of Kumba Iron Ore through the establishment of strategic objectives and key policies. In terms of the board charter, the board will meet on a regular basis, at least four times a year. The board will consider issues of strategic direction, major acquisitions and disposals and approve major capital expenditure and other matters having a material effect on Kumba Iron Ore. Presentations will be made to the board by business management on the activities of operations and both executive and non-executive directors will undertake regular visits to operations and projects.

The composition of the board, with a strong independent element, ensures that no one individual has unfettered powers of decision and authority.

The chairman is responsible for leading the board and for its effectiveness. He sets the agenda for meetings of the board in collaboration with the chief executive. The chairman, with the assistance of the company secretary, ensures that the directors receive timely, accurate and clear information before board meetings and updates of issues arising between meetings. The Executive Committee is responsible for the overall day-to-day management of the Company.

The directors have a wide range of expertise as well as significant experience in financial, commercial and mining activities. All directors have full access to internal and external auditors, and are encouraged to stay fully abreast of the Company's business through meetings with senior management and site visits. Induction, training and briefings are available to all directors on appointment and subsequently, as necessary, taking into account existing qualifications and experience.

All directors have access to management, and to the advice and services of the company secretary, and to such information as is needed to carry out their duties and responsibilities fully and effectively. Furthermore, all directors are entitled to seek independent professional advice concerning the affairs of the Company at its expense.

All directors are subject to election by shareholders at the first opportunity following their appointment. In addition, directors retire by rotation and stand for re-election by Kumba Iron Ore shareholders at least once every three years in accordance with the articles.

Executive Management

Executive Committee

The Executive Committee is a management advisory forum chaired by the chief executive and includes the finance director, a number of general managers, and the company secretary. The executive committee will meet on a monthly basis to assist the chief executive in formulating Group strategies, monitoring performance, defining Kumba Iron Ores' risk-tolerance capacity and acting as a sounding board on issues to be presented to the board and board committees.

Committees of the Board

Subject to specific fundamental, strategic and formal matters reserved for its decision, the board delegates certain responsibilities to a number of standing committees, which operate within defined terms of reference laid down by the board. These committees are:

- Human Resources, Remuneration and Nomination;
- Safety & Sustainable Development; and
- Audit and Risk Management.

Human Resources, Remuneration and Nomination Committee

The Human Resources, Remuneration and Nomination Committee, comprising solely non-executive directors, is responsible for:

- setting Human Resources and remuneration policies and practices for Company in general; and
- making recommendations on the composition of the board and board committees and ensuring that the board of directors consists of individuals who are equipped to fulfil the role of director of the Company.

Safety and Sustainable Development Committee ("S&SD")

The S&SD Committee is responsible for developing framework policies and guidelines for the management of sustainable development issues, including safety, health and environmental matters and ensuring the progressive implementation of the same throughout the Company. The S&SD Committee will normally meet three times each year, including a visit to an operation and business unit heads will be invited to attend S&SD meetings. Each business unit head will make an annual safety and sustainable development presentation to the S&SD Committee.

Audit and Risk Management Committee

The primary role of the Audit and Risk Management Committee is to ensure the integrity of financial reporting and the audit process, and that a sound risk management and internal control system is maintained. In pursuing these objectives the Audit and Risk Management Committee oversees relations with the external auditors and reviews the effectiveness of the internal audit function.

In fulfilling its responsibility of monitoring the integrity of financial reports to shareholders, the Audit and Risk Management Committee reviews accounting principles, policies and practices adopted in the preparation of public financial information and examines documentation relating to the annual report, annual review, interim report, preliminary announcements and related public reports.

The Audit and Risk Management Committee reviews regular internal and external audit reports on the results of audits at various operations.

The internal audit function reports directly to the Audit and Risk Management Committee and is accountable for maintaining company auditing standards, including risk reporting. Internal audits' mandate and annual audit coverage plans will be approved by the Audit and Risk Management Committee, and the Audit and Risk Management Committee will consider reports on the results of internal audit work and risk management information. The effectiveness of the Companies' internal audit functions will be evaluated by means of annual assessments against pre-determined criteria and periodic external peer reviews, the results of which will be reported to the Audit and Risk Management Committee.

The Audit and Risk Management Committee will comprise solely non-executive directors. The board, in consultation with the Audit and Risk Management Committee chairman, will make appointments to the Audit and Risk Management Committee. The board will ensure that the Audit and Risk Management Committee members have the skills and experience necessary to contribute meaningfully to the Audit and Risk Management Committees' deliberations. In addition, the chairman of the Audit and Risk Management Committee will have the requisite experience in accounting and financial management.

The Audit and Risk Management Committee will meet regularly as and when required.

Policy on external auditors' independence

Kumba Iron Ore's policy on auditors' independence is consistent with the ethical standards promulgated by the Auditing Practices Board and published in December 2004.

Internal control

The Executive Committee, as mandated by the board, will establish a system of internal control to manage significant Company risks. The board's policy on risk management encompasses all significant business risks to the Company, including financial, operational and compliance risk, which could undermine the achievement of business objectives. This system of risk management is designed so that the different businesses are able to tailor and adapt their risk management processes to suit their specific circumstances. There is clear accountability for risk management, which is a key performance area of line managers throughout the Company. The requisite risk and control capability is assured through board challenge and appropriate management selection and skills development. Managers are supported in giving effect to their risk responsibilities through policies and guidelines on risk and control management. Continuous monitoring of risk and control processes provides the basis for regular and exception reporting to business management and boards, the Executive Committee and the board. The risk assessment and reporting criteria are designed to provide the board with a consistent perspective of the key risks. The reports to the board include an assessment of the likelihood and impact of risks materialising, as well as risk mitigation initiatives and their effectiveness.

The system of internal control, which is embedded in all key operations, provides reasonable rather than absolute assurance that the Company's business objectives will be achieved within the risk tolerance levels defined by the board. Kumba Iron Ore seeks to have a sound system of internal control, based on the Company's policies and Anglo American plc group guidelines, in all material associates and joint ventures. In those companies that are independently managed, the directors who are represented on these organisations' boards seek assurance that significant risks are being managed.

The Company's internal audit functions have a formal collaboration process in place with the external auditors to ensure efficient coverage of internal controls. The Kumba Iron Ore internal audit function will be responsible for providing independent assurance to the Executive Committee and the board on the effectiveness of the risk management process throughout the Company.

Whistleblowing programme

A whistleblowing policy will be followed by the Company in line with Anglo American plc group policy. This programme, which is monitored by the Audit and Risk Management Committee, is aimed at enabling employees, customers, suppliers, managers or other stakeholders, on a confidential basis, to raise concerns in cases where conduct is deemed to be contrary to our values.

The programme makes available, via an independent service provider, a selection of telephonic, e-mail, web-based and surface mail communication channels, to any person who has information about unethical practice in the Company and its managed operations.

Relations with shareholders

The Company will maintain an active dialogue with its key financial audiences, including institutional shareholders and sell-side analysts. The Investor Relations and Corporate Affairs function will manage the ongoing dialogue with these audiences and regular presentations will take place at the time of interim and final results as well as during the rest of the year.

AN INDEPENDENT COMPETENT PERSONS' REPORT ON THE MATERIAL PROPERTIES OF KUMBA IRON ORE LIMITED

Prepared for:

Kumba Resources Limited

Prepared by:

Steffen, Robertson and Kirsten
(South Africa) (Proprietary) Limited
SRK House, 265 Oxford Road
Illovo, Johannesburg
Gauteng Province
Republic of South Africa

Tel: +27 – (0)11 – 441 1111
Fax: +27 – (0)11 – 441 1101

CONTENTS

TABLE OF TABLES

TABLE OF FIGURES

AN INDEPENDENT COMPETENT PERSONS' REPORT ON THE MINING ASSETS OF KUMBA IRON ORE LIMITED

1. INTRODUCTION

1.1 Background

SRK Consulting (South Africa) (Proprietary) Limited ("SRK") is a subsidiary of the international group holding company, SRK Global Limited (the "SRK Group"). SRK has been commissioned by the directors of Kumba Resources Limited ("Kumba Resources") to prepare an independent competent person's report ("CPR") on the principal assets (the "Material Properties") which will be incorporated into New Company Limited ("Exxaro") and Kumba Iron Ore Limited ("Kumba Iron Ore"). The description of the transaction is summarised in Section 1.2.1.

The Material Properties of Kumba Iron Ore comprise the following:

- A 74% interest in Sishen Iron Ore Company (Proprietary) Limited ("Sishen Iron Ore") which has:
  - A 100% interest in the Sishen Iron Ore Mine ("Sishen Mine"), including 100% in the first phase ("Phase I") of the Sishen Expansion Project ("SEP").
  - A 100% interest in the first phase (Phase I) of the Sishen South Project.
  - A 100% interest in the Thabazimbi Iron Ore Mine ("Thabazimbi Mine").
  - Various exploration properties located in South Africa.
- An exploration property in Senegal.

The Material Properties incorporated within the above companies have been valued by SRK and incorporated into the Equity Value derived for Kumba Iron Ore.

The other shareholders in Sishen Iron Ore will include Exxaro Resources Limited ("Exxaro"), with a 20% stake, with the remaining 6% being acquired by the Northern Cape Community Group and the Sishen Iron Ore Employee Share Option Plan.

1.2 Independent Technical Report – Requirement, Structure and Compliance

1.2.1 Requirement

On 13 October 2005, Kumba Resources, Eyesizwe and Anglo American plc jointly announced a proposed transaction that would result in the establishment of:

- Exxaro, which will have significant coal, heavy minerals and zinc assets, together with a 20% holding in Sishen Iron Ore; and
- A newly listed company, Kumba Iron Ore, with a 74% interest in Sishen Iron Ore.

Pursuant to the transaction:

- Kumba Resources's 80% interest in Sishen Iron Ore will be transferred to Kumba Iron Ore and unbundled to all existing Kumba Resources shareholders Kumba Iron Ore will sell 3% to the SIOC Community Development Trust and 3% will be made available to the SIOC ESPS Trust.

The conditions precedent stated in the transaction document include, *inter alia*, fulfilling certain obligations in respect of compliance with various sections of the Listings Requirements of the JSE (the "Listings Requirements") and the Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP issued in terms of the Corporation Act (the "SRP Code"). SRK has been informed that a copy of this CPR will be filed with the JSE and the SRP (hereinafter referred to as the "Regulatory Authorities") and distributed to shareholders.

1.2.2 Structure

This CPR has been structured on a discipline basis according to:

- Geology;
- Mineral Resources and Mineral Reserves;
- Mining;
- Metallurgical Processing;
- Tailings Management;
- Engineering Infrastructure and Capital Projects;
- Management and Manpower;

- Occupational Health and Safety;
- Environmental Management;
- Aspects related to Financial Valuation.

1.2.3 Compliance

This CPR has been prepared in accordance with the following:

- The Listings Requirements, specifically Sections 12.3, 12.6, 12.8, 12.9 and 12.14;
- The March 2000 South African Code for Reporting of Mineral Resources and Mineral Reserves known as the SAMREC Code ("SAMREC") and published by the South African Mineral Resource Committee under the auspices of The South African Institute of Mining and Metallurgy; and
- The Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP issued in terms of the Corporation Act (the "SRP Code").

In accordance with the Listings Requirements and the contents of the SAMREC Code, this CPR has been prepared under the direction of the Competent Person (the "CP") who assumes overall professional responsibility for the document (Section 1.8).

The CPR however is published by SRK, the commissioned entity, and accordingly SRK assumes responsibility for the views expressed herein. Consequently with respect to all references to CP and SRK: 'all references to SRK mean the CP and *vice versa*'.

In compliance with Section 12.6 of the Listings Requirements, Table 1.1 presents a cross-reference between the Listing Requirements and the primary sections as included in this CPR.

Table 1.1 Compliance Cross-reference

CPR Section	Compliance Requirements
Executive Summary	
1 – Introduction	12.3(a), (b), (c), (e); 12.6; 12.8(a); 12.9(a), (b), (c), (d), (e), (f); 12.11(a), (b); 12.14(a) – (viii), (xi), (xii), (xvi), (xvii), (xviii); 12.14(a); 12.14 (b) – (iv), (xvii).
2 – The Material Properties	12.10(d), (g), (h) – (i), (ii), (iii), (i), (j); 12.11(a), (b); 12.14(a) – (ix), (x), (xii), (xvii).
3 – Geology	12.10(a) – (xi), 12.10(b) – (i); 12.10(d).
4 – Mineral Resources and Mineral Reserves	12.10(a)(i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xii), (xiii), (xv), (xvi); 12.10(b) – (ii), (iii), (iv), 12.10(b) – (vi) – (1), (2), (3), (4), (5), (6), (7), (8), (9); 12.10(d); 12.10(f) – (i), (ii), 12.14(a) – (ii), (iii), (iv), (xii), (xiv), (xv), 12.14(b) – (ii).
5 – Mining	12.10(b) – (v), 12.10(d), 12.14(a) – (iv), (x), (xii).
6 – Metallurgical Processing	12.10(b) – (v), 12.14(a) – (v), (vi), (vii), (x), (xii), 12.14(b) – (iii).
7 – Tailings Management	12.14(a) – (xii)
8 – Infrastructure and Capital Expenditure	12.14(a) – (viii), 12.14(b) (vi).
9 – Management and Manpower	12.14(a) – (xii).
10 – Occupational Health and Safety	12.14(a) – (xii).
11 – Environmental Management	12.10(c), 12.14(a) – (i), (viii), (xii).
12 – Technical – Economic Input Parameters	12.14(a) – (viii), 12.14(b) – (v), (vi).
13 – Macro-economic and Commodity Prices	
14 – Material Properties Valuation	12.10(b) – (v), 12(b) – (i), (iii), (iv), (vi), (viii), (ix), (xi), (xiv), (xv), (xvi), (xvii).
15 – Summary Equity Valuation	12.14(a) – (ii), (xiii), (xviii), (xix), 12.14(b) – (vi), (x), (xii), (xiii), (xvi), (xviii).
16 – Concluding Remarks	
Glossary	12.10(k)

In respect of specific compliance items SRK notes the following:

- 12.10(e)(i), (ii): A detailed list of Kumba Iron Ore's mineral and surface rights will be made available at the corporate offices of Kumba Iron Ore. Dispensation has been granted in this regard from inclusion in the CPR for practical purposes of volume;
- 12.8(e); 12.10(g): A detailed statement of all legal proceedings which may have an influence on the rights to explore for minerals or an appropriate negative statement has been included in the body of the documents relating to the Transaction (the "Transaction Documents");
- 12.14(a)(xvi): The Material Properties are in effect, mature operations with a track record of operating history and accordingly, other than brief summaries of Directors (as included in the body of the Transaction Documents), details relating to qualifications of key technical and managerial staff have been excluded from this CPR. Dispensation has been granted in this regard from inclusion into this CPR for practical purposes relating to volume of information; and
- 12.10(x)(i), 12.10(d): SRK has during the course of its investigations reviewed technical plans in order to support its opinions on the geology, Mineral Resource and Mineral Reserves, mining schedules and processing facilities, these together with land holdings, lease areas and surface infrastructure. Due to volume and scale of these plans it is not appropriate to include copies into this CPR for all the business units operated by Kumba Iron Ore. Dispensation has been granted in this regard from inclusion into this CPR; however these plans are available for inspection at various operating offices of Kumba Iron Ore where they remain due to the fact that many are working plans required for the continual management of the respective operations. On request copies of specific information will be made available at Kumba Resources Limited, Roger Dyason Road, Pretoria West, 0001, Pretoria, Gauteng Province, Republic of South Africa.

1.3 Effective date, Valuation Date and Base Technical Information Date

The effective date (the "Effective Date") of this CPR is deemed to be 8 June 2006 with the Valuation Date and cashflow projections as incorporated effective 1 January 2006. The valuation of the Material Properties is dependent upon the following:

- Technical information as generated by Kumba Resources in accordance with their annual planning process defined as the Base Technical Information Date ("BID"), which in the case of Kumba Resources is 1 January 2006.
- Appropriate adjustments made by SRK to technical information which inter alia includes depletion, historical performance and any additional material information provided by Kumba Resources from the BID to the Effective Date.

1.4 Verification, Validation and Reliance

This CPR is dependent upon, technical, financial and legal input. The technical information as provided to and taken in good faith by SRK has not been independently verified by means of re-calculation. SRK has however:

- Conducted a review and assessment of all material technical issues likely to influence the future performance of the Material Properties, which included the following:
  - Inspection visits to the Material Properties' processing facilities, surface structures and associated infrastructure undertaken between July 2005 and November 2005;
  - Discussion and enquiry following access to key on-mine and head office personnel between July 2005 and November 2005;
  - An examination of historical information 2002^(F), 2003^(F), 2003^(H2), 2004^(C) and 2005^(C) and results made available by Exxaro in respect of the Material Properties;

    (F) Financial Year ended 30 June.

    (H2) Six months ended 31 December due to the change of Financial Year.

    (C) Calendar Year ended 31 December.

    - An examination of the forecast 2006 financial year, 2006^(C);
  - A review and where considered appropriate by SRK, modification of the Material Properties estimates and their classification of Mineral Resources and Mineral Reserves to reflect the position as at 1 January 2006.
  - A review and where considered appropriate by SRK, modification of the Material Properties production forecasts contained in the Life-of-Mine ("LoM") plans and one-year budgets.
  - Obtained forecasts for certain macro-economic parameters and commodity prices from Kumba Resources, and in some cases independent external information providers, and relied on these as inputs into the derivation of the Equity Value of the Material Properties.
- Satisfied itself that such information is both appropriate and valid for valuation as reported herein. SRK considers that with respect to all material technical-economic matters it has undertaken all necessary investigations to ensure SAMREC compliance, in terms of the level of disclosure.

SRK's approach in undertaking a review of the Mineral Resource and Mineral Reserve estimations and classifications is detailed in Section 4 of this CPR, as is its opinion in respect of SAMREC compliance.

In summary, SRK has reported Mineral Resource and Mineral Reserve statements based on a review of the LoM plans and the methodologies applied for estimation and classification of Mineral Resources and Mineral Reserves. SRK has not however re-calculated the base information supporting the Mineral Resource estimates as derived from borehole and assay data. Where fundamental base data has been provided (LoM plans, capital expenditures, operating budgets etc) for the purposes of review, SRK recognise the requirements of 12.3(e) and accordingly state that SRK has performed all necessary validation and verification procedures deemed appropriate in order to place an appropriate level of reliance on such information.

1.4.1 Technical Reliance

SRK places reliance on the Competent Persons at Kumba Resources that all technical information provided to SRK at the BID date and all subsequent depletions are both valid and accurate for the purpose of compiling this CPR. The information with respect to Mineral Resources and Mineral Reserves as stated by Kumba Resources has been prepared under the direction of Mr Hennie van den Berg, who has 34 years' experience in the mining industry, five of which have been with Kumba Resources. Mr van den Berg is currently the Manager: Geological Services at Kumba Resources.

The information with respect to commodity prices and macro-economic forecasts is based on:

- Consumer Price Indices ("CPI") for South Africa;
- South African exchange rates quoted against a denomination of one United States dollar ("USD");
- Projected Commodity Prices.

These commodity prices and macro-economic forecasts have been prepared under the direction of Mr Eddie Fourie, Manager Strategic Services and commodity analyst at Kumba Resources, who will serve as competent person in this regard. Mr Fourie has 31 years' mining industry experience, five of which have been at Kumba Resources.

1.4.2 Financial Reliance

In consideration of all financial aspects relating to the Material Properties, SRK has placed reliance on the Financial Officers of Kumba Resources, and that the following information is appropriate as at 1 January 2006:

- Derivation of Kumba Iron Ore's weighted average cost of capital ("WACC");
- Unredeemed capital balances;
- Assessed losses;
- Opening balances for debtors, creditors and stores;
- Working capital and taxation logic;
- Balance sheet items, specifically cash on hand, debt and mark to market value of derivative instruments and other liabilities required to present the Equity Value of Kumba Iron Ore; and
- Values ascribed to interests in unlisted and listed entities.

The financial information referred to above has been prepared under the direction of Mr Dirk van Staden of Kumba Resources. Mr van Staden is the Executive Director: Finance and has more than 20 years' experience in financial management, five years of which have been at Kumba Resources.

1.4.3 Legal Reliance

In consideration of all legal aspects relating to the valuation of the Material Properties, SRK has placed reliance on the legal representatives of Kumba Resources that the following are correct:

- In respect of 12.8(e) and 12.10(g) that, at 1 January 2006, the effective date of this CPR:
  - There were a number of appeals/pending appeals to the DME relating to the conversion of old order mining rights to new order mining rights. It has been assumed that these old order rights will be converted to new order rights following receipt of a letter from Kumba Resources's legal counsel relating to the conversion applications.
  - There was no legal uncertainty on the ownership of the Falémé Exploration Project, an iron ore deposit located in south-east Senegal. However, on 19 February 2006 it was announced that Miferso, the state owned company which owns the iron ore deposit, had signed a Memorandum of Understanding with Mittal Steel, thus creating legal uncertainty on the ownership of those rights by Kumba Resources. At 1 January 2006, there was no legal uncertainty on the ownership of the Falémé Exploration Project.

Since Kumba Resources had conducted significant exploration work on the project, there is no reason to believe, at this time, that Kumba Resources will lose the rights to this project. Accordingly the value of this project, limited to actual exploration costs incurred to date, has been included in the Equity Values provided in Section 15.

- In respect of 12.8(e) and 12.10(g), that "a statement by the Directors of any legal proceedings that may have an influence on the rights to explore for minerals, or an appropriate negative statement" has been included in the body of the various circulars relating to the Transaction;
- In respect of 12.10(e), that the legal ownership and of all mineral and surface rights has been verified; and
- In respect of 12.14(a)(xii), apart from the conversion of mining rights at the Falémé Exploration Project mentioned above, that no significant legal issue exists which would affect the likely viability of a project and/or on the estimation and classification of the Mineral Reserves and Mineral Resources as reported herein.

The legal statements referred to above have been prepared under the direction of Ms Marie Viljoen, Kumba Resources's Legal Advisor. She has 27 years' experience, five of which have been with Kumba Resources.

1.5 Valuation Basis

The Equity Valuation of Kumba Iron Ore comprises the following:

- The LoM plans as provided and NPVs at Kumba Iron Ore's respective discount rates;
- Enterprise Values for each of the Material Properties. The Enterprise Values are derived using discounted cash flow ("DCF") techniques applied to post-tax pre-finance cash flows (commencing 1 January 2006 and reported in financial years ending 31 December) derived from the underlying LoM Plans and the associated Technical Economic Parameters ("TEPs"). The Enterprise Values are reported as Net Present Values ("NPVs") quoted at Kumba Iron Ore's discount rates;
- Valuation of certain Exploration Projects; and
- Valuation Adjustments including unallocated corporate expenses, net (debt)/cash, mark to market value of derivative instruments and other liabilities as at 1 January 2006.
- Two valuation scenarios are presented:
  - Scenario I (the Base Case Scenario)
    - Sishen Mine
      - The SRK Financial Model ("FM") for Scenario I excludes: Inferred Resources in the LoM plan; ore from selective mining and various surface stockpiles.
  - Scenario II
    - Sishen Mine
      - The SRK FM for Scenario II includes: Inferred Resources in the LoM plan; ore from selective mining and various surface stockpiles. The Inferred Resources reported have had modifying factors applied to them, such as mining losses and dilution, such that they represent headfeed tonnages and grades.

The post-tax pre-finance cash flows presented for each Mining Asset incorporate the macro-economic projections as presented in Table 1.2 and the commodity price projections included in Section 13.

For each operating entity SRK has developed FMs, the results of which are presented in Section 14 and Section 15 of this CPR. The FMs presented in nominal terms are based on annual cash flow projections determined at end-point, that is to say 31 December of each year and TEPs stated in 1 January 2006 money terms.

Taking cognisance of the volatile nature of both the commodity prices and the exchange rates above, SRK presents sensitivities in respect of the following:

- NPVs for revenue ranges (USD commodity price) between –30% and +30% assuming the forecasts as included in Table 1.2 and Table 1.3;
- NPVs for working costs between –15% and +15% assuming the forecasts as included in Table 1.2 and Table 1.3; and
- NPVs for capital expenditure between –15% and +15% assuming the forecasts as included in Table 1.2 and Table 1.3.

Table 1.2 Base-case Macro-economic Projections (2006 – 2018)

Macro-Economics (Nominal)		2006 1	2007 2	2008 3	2009 4	2010 5	2011 6	2012 7	2013 8	2014 9	2015 10	2016 11	2017 12	2018 13
US CPI		2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
RSA CPI		5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Exchange Rates[1]	(ZAR[2]/USD[3])	6.45	6.80	7.00	8.00	9.07	9.31	9.56	9.82	10.08	10.35	10.63	10.92	11.21

Table 1.3 Base-case Macro-economic Projections (2019 – 2030)

Macro-economics (Nominal)	2019 14	2020 15	2021 16	2022 17	2023 18	2024 19	2025 20	2026 21	2027 22	2028 23	2029 24	2030 25
US CPI	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
RSA CPI	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Exchange Rates[1]	11.51	11.82	12.14	12.47	12.80	13.15	13.50	13.86	14.24	14.62	15.01	15.42

(1) All exchange rates are quoted at the closing period of 31 December.
(2) ZAR = South African Rand.
(3) USD = United States Dollar.

1.6 Limitations, Reliance on Information, Declarations, Consent and Copyright

1.6.1 Limitations

Kumba Iron Ore has agreed that, to the extent permitted by law, it will indemnify SRK and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report. This indemnity will not apply in respect of any gross negligence, wilful misconduct or breach of law. Kumba Iron Ore has also agreed to indemnify SRK and its employees and officers for time incurred and any costs in relation to any inquiry or proceeding initiated by any person except where SRK or its employees and officers are found liable for, or guilty of, gross negligence, wilful misconduct in which case SRK shall bear such costs.

Kumba Iron Ore has confirmed in writing to SRK that to its knowledge the information provided by it was complete and not incorrect, misleading or irrelevant in any material aspect. SRK has no reason to believe that any material facts have been withheld and Kumba Iron Ore has confirmed in writing that they believe they have provided all material information.

The achievability of LoM Plans, budgets and forecasts are neither warranted nor guaranteed by SRK. The forecasts as presented and discussed herein have been proposed by management at Kumba Iron Ore and adjusted where appropriate by SRK, and cannot be assured as they are based on economic assumptions, many of which are beyond the control of Kumba Iron Ore. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

1.6.2 Reliance on Information

SRK believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinions presented in the CPR. The preparation of a CPR is a complex process and does not lend itself to partial analysis or summary.

SRK's Equity Value for Kumba Iron Ore is effective at 1 January 2006 and is based on information provided by Kumba Iron Ore throughout the course of SRK's investigations, which in turn reflect various technical-economic conditions prevailing at the date of this report. In particular, the Equity Value is based on expectations regarding the commodity prices and exchange rates prevailing at the date of this report. These and the underlying TEPs can change significantly over relatively short periods of time. Should these change materially the Equity Value could be materially different in these changed circumstances. Further, SRK has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this CPR or to review, revise or update the CPR or opinion.

1.6.3 Declarations

SRK will receive a fee for the preparation of this report in accordance with normal professional consulting practice. This fee is not contingent on the outcome of the current transaction and SRK will receive no other benefit for the preparation of this report. SRK does not have any pecuniary or other interests that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Mineral Resources, the Mineral Reserves and the Equity Value of Kumba Iron Ore.

SRK does not have at the date of this report, and has not had within the previous two years, any shareholding in or other relationship with Kumba Iron Ore or the Material Properties. SRK considers itself to be independent in terms of 12.8(d) of the Listings Requirements.

In this CPR, SRK provides assurances to the Directors of Kumba Iron Ore that the TEPs, including production profiles, operating expenditures and capital expenditures, of the Material Properties as provided to SRK by Kumba Iron Ore and reviewed and where appropriate modified by SRK are reasonable, given the information currently available and using the macro-economic assumptions contained in Table 1.2 and Table 1.3.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently may introduce errors. Where such errors occur, SRK does not consider them to be material.

1.6.4 Consent

SRK consents to the issuing of this report in the form and content in which it is to be included in documentation distributed to shareholders of Kumba Iron Ore.

Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of SRK as to the form and context in which it appears.

1.6.5 Copyright

Copyright of all text and other matter in this CPR, including the manner of presentation, is the exclusive property of SRK. It is a criminal offence to publish this document or any part of the document under a different cover, or to reproduce and/or use, without written consent, any technical procedure and/or technique contained in this document. The intellectual property reflected in the contents resides with SRK and shall not be used for any activity that does not involve SRK, without the written consent of SRK.

1.7 Disclaimers and Cautionary Statements for US Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from. Certain terms are used in this report, such as "resources", that the SEC guidelines strictly prohibit companies from including in filings.

Ore Reserve (equivalent to Mineral Reserves) estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Ore Reserves are derived from estimates of future technical factors, future production costs, future capital expenditure, future product prices and the exchange rate between the ZAR and the USD and the AUD and the USD. The Ore Reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Material Properties or the future profitability of operations. As Ore Reserves are only estimates based on the factors and assumptions described herein, future Ore Reserve estimates may need to be revised. For example, if production costs increase or product prices decrease, a portion of the current Mineral Resources, from which the Ore Reserves are derived, may become uneconomical to recover and would therefore result in lower estimated Ore Reserves. The LoM plans, the TEPs and the FMs include forward-looking statements in compliance with the requirements of the Listings Requirements. These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

1.8 Qualifications of Consultants

The SRK Group comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgment issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, CPRs and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide.

The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This CPR has been prepared based on a technical and economic review by a team of 16 consultants sourced from the SRK Group's offices in South Africa and the United Kingdom over a seven-month period. These consultants are specialists in the fields of geology, resource and reserve estimation and classification, underground and open pit mining, rock engineering, metallurgical processing, hydrogeology and hydrology, tailings management, infrastructure, environmental management and mineral economics.

The Competent Persons with overall responsibility for reporting of Mineral Resources is Dr Michael Harley, Pr. Sci Nat. (SACNASP), MSAIMM, MAusIMM, PhD who is a partner of SRK. Dr Harley is a mining geologist with 15 years' experience in the mining industry and has been responsible for the reporting of Mineral Resources on various properties in Southern Africa and internationally during the past five years.

The Competent Person with overall responsibility for the CPR and for reporting of Mineral Reserves is Mr Roger Dixon, Pr. Eng, FSAIMM, BSc (Mining) who is an employee of SRK. Roger Dixon is a mining engineer with 34 years' experience in the mining industry and has been involved in the reporting of Mineral Reserves on various properties in Southern Africa and internationally during the past 10 years.

The individuals who have provided input to this CPR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions:

- Andre van der Merwe, B.Sc (Geology), B.Sc (Hons),Geophysics), GDME, Pr Sci Nat;
- Ebrahim Takolia, BEconSc, MBA, ELP;
- Fiona Cessford, BSc Hons (Biology), MSc (Environmental Science), C Bio (UK), Pr Sci Nat;
- Iestyn Humphreys, AM.I.Min.E, AIME, PhD;
- James Lake, Pr Sci Nat, MSc;
- John Cowan, BSc Hons, PCE, PrSciNat;
- John Miles, C. Eng., MIMMM, MSc;
- John Sparrow, Pr Sci Nat, BSc Hons (Geology), COM Cert Rock Mech;
- Kenneth Stanford, Pr Tech. Eng;
- Leonardo Kleiman,Pr Eng, MSc eng, BSc (Mech Engineering);
- Malcolm Maber, BTech (Civil), MSAICE;
- Mark Wanless, BSc (Hons) Pr Sci Nat;
- Michael Harley, Pr Sci Nat., MAusIMM, MSAIMM, PhD;
- Roger Dixon, Pr. Eng, FSAIMM, BSc (Mining);
- Ross McMillan, BEng (Mining); and
- Vic Hills, Pr.Eng., MSAIMM, B.Eng.

Figure 1.1 Kumba Iron Ore: Location of Material and Exploration Properties


Kumba Iron Ore Limited -
Location of Material and Exploration Properties
FIGURE
1.1
LEGEND
Country Borders
Provincial Borders
Towns
Material Properties
Exploration Properties
SRK Consulting
SCALE
300
0
300km
ZIMBABWE
MOZAMBIQUE
BOTSWANA
NAMIBIA
SWAZILAND
LESOTHO
LIMPOPO
MPUMALANGA
GAUTENG
NORTH WEST
FREE STATE
KWAZULU NATAL
NORTHERN CAPE
EASTERN CAPE
WESTERN CAPE
Zandrivierspoort
Thabazimbi Mine
Phoenix
Kromdraai
Assen
Pretoria
Johannesburg
Sishen Mine
Sishen South Project
Bovon Zeekoebaart
Kimberley
Bloemfontein
Richards Bay
Durban
East London
Port Elizabeth
Cape Town
SENEGAL
Falemo
SOUTH AFRICA

Figure 1.2 Kumba Iron Ore: Operational Structure



Kumba Iron Ore
Sishen Iron Ore Company
Northern Cape Community Group and Employee Share Option Plan
Exxaro
Sishen
Sishen South Project
Thabazimbi
• Iron ore off shore structure incorporated into Sishen financial model
LEGEND
Represents Equity
Company
Division
SRK Consulting
Kumba Iron Ore Limited - Corporate Structure
FIGURE 1.2

2. THE MINING ASSETS

2.1 Introduction

This section gives an overview of Kumba Iron Ore and its Material Properties including historical company development, location and property description and operating results.

2.2 Kumba Iron Ore – Corporate Structure and Business Structure, History and Strategy

2.2.1 Corporate and Business Structure

Kumba Iron Ore is a company to be listed on the JSE Limited ("JSE"). The principal executive offices of Kumba Iron Ore are located at Kumba Resources Limited, Roger Dyason Road, Pretoria West, 0001, Pretoria, Gauteng Province, Republic of South Africa. Kumba Iron Ore and its subsidiaries conduct conventional open-pit mining and related activities, including exploration, development and operation of mines and metallurgical processes (Figure 1.1).

Kumba Iron Ore's operational structure will be based on two operating mines and two projects.

2.2.2 History

Kumba Iron Ore will be incorporated and registered as a public company in the Republic of South Africa and it is anticipated that the company will be listed on the JSE during the fourth quarter of 2006. Table 2.1 provides a brief description of the significant milestones in the history of the Kumba Iron Ore.

Table 2.1 Historical Milestones

Date	Activity
1932	Thabazimbi Iron Ore Mine commences mining operations.
1953	Sishen Iron Ore Mine commences mining operations.
1976	Sishen Iron Ore Mine commences export of iron ore via recently completed railway line to Saldanha Bay.
1989	Iscor is privatised and listed on the JSE.
2000 – 20 November	Iscor shareholders approve the process of putting assets into separate legal entities.
2001 – 26 November	Kumba (Iscor Mining division) unbundled and separately listed on JSE.
2003	Anglo American becomes Kumba's majority shareholder.
2005 – 13 October	Announcement of the transaction that will result in the creation of Exxaro and Kumba Iron Ore.

2.3 Background

SRK is a subsidiary of the international group holding company, SRK Group. SRK has been commissioned by the directors of Kumba Resources to prepare a CPR on the Material Properties which will be incorporated into Exxaro and Kumba Iron Ore.

The description of the transaction is summarised in Section 1.2.1.

Table 2.2 Salient Historical Operating Statistics

IRON ORE		2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)
Production						
Sishen Mine	(Kt)	25,903	26,168	13,470	27,609	28,458
Thabazimbi Mine	(Kt)	2,421	2,389	1,270	2,503	2,530
Total	(Kt)	28,324	28,557	14,740	30,112	30,988
Sales						
Sishen Mine exports	(Kt)	19,916	20,946	10,004	20,923	22,113

(F) Financial Year ended 30 June.
(H2) Six months ended 31 December due to the change of Financial Year.
(C) Calendar Year ended 31 December.

2.4 Overview of the Material Properties

The following sections include Tables which present the design and operating capacities of production units which will be in operation for the duration of the various LoM plans:

2.4.1 Sishen Mine

Sishen Mine is located in the Magisterial District of Postmasburg in the Northern Cape Province of South Africa, some 280km northwest of Kimberley. Located at latitude 27°47'S and longitude 23°00'E, the site is accessed via a tarred road, the R27, between Vryburg and Upington.

Exploration, development and production history dates from the early 19th Century, however large scale exploration only commenced in the 1940s. Following a diamond-drilling programme in 1947, mining operations at Sishen Mine commenced in 1953, primarily providing ore for consumption at domestic steel mills. A further exploration programme during the 1960s led to a significant increase in the resource base, and coupled with the completion of the Sishen to Saldanha railway line, in 1976, enabled increased production through export of iron ore. Total mine production since 1953 is estimated at some 812Mt yielding some 665Mt of saleable product (refer to Table 2.3).

Sishen Iron Ore has a 100% equity stake in Sishen Mine,.but a 78.6% undivided share in the Sishen Mine minerals rights. The remaining mineral rights are held by Mittal Steel, which is entitled to 6.25Mtpa of final ore product over the life of the mine.

Table 2.3 Sishen Mine: Historical Production

Year	Tonnes Treated (Mt)	Lump (Mt)	DR (Mt)	DRS (Mt)	Fine (Mt)	CS (Mt)	Total Products (Mt)
1953 – 1970	31.5	25.5					25.5
1971 – 1980	127.4	68.0			35.4		103.4
1981 – 1990	209.5	100.0		6.6	62.7	0.8	170.1
1991 – 2000	268.5	134.7	1.3	3.9	72.6	6.6	219.1
2000(F)	31.3	14.3	0.8	0.2	6.9	1.7	23.9
2002(F)	30.9	15.1	0.2	0.6	8.7	1.7	26.3
2003(F)	32.0	15.0	0.7	0.6	8.7	1.8	26.8
2003(H2)	16.1	7.6	0.5	0.3	4.5	0.7	13.6
2004(C)	32.8	14.7	1.3	0.7	8.3	2.5	27.5
2005(C)	31.8	15.2	1.3	1.2	8.8	2.4	28.8
Total	**811.8**	**410.1**	**6.1**	**14.1**	**216.6**	**18.2**	**665.0**

(1) Tonnes treated between 1953 and 1997 estimated from average yields from 1998 to 2001, 30 June.
(F) Financial Year ended 30 June.
(H2) Six months ended 31 December due to the change of Financial Year.
(C) Calendar Year ended 31 December.

Sishen Mine currently comprises a conventional open-pit operation, processing through a single processing facility with an operating capacity of 32.5Mtpa of RoM. The Main Plant production at Sishen Mine is focused on the beneficiation of high-grade iron ore (beneficiated Fe≥60%) to produce a product of 66%Fe. Saleable products comprise some 28.5Mtpa and include Lump, Direct Reduction ("DR"), Direct Reduction Shaft Furnace ("DRS"), Fines and Coarse Sinter ("CS"). These products are supplied in varying amounts to domestic steel mills with the majority, 22Mtpa, exported via the port facilities at Saldanha. In addition to the exports and sales on commercial terms Kumba Iron Ore has an agreement with Mittal Steel to supply Mittal Steel domestically with 6.25Mtpa of saleable product on a cost plus 3% management fee basis of which a maximum of 1.8Mtpa is to be delivered to Saldanha Steel.

The Sishen Expansion Project ("SEP") is based on the introduction of new jigging process technology that is planned to upgrade traditionally lower grade iron ore (Fe >50%) to export quality at some 64%Fe. The project is planned to be undertaken in two phases for which a Feasibility Study for Phase I, some 13Mtpa of product, was completed in January 2005. Phase II is planned to increase SEP production by a further 10 – 20Mtpa of product but is dependent on a higher rail capacity than included in the current Transnet contract agreement. SRK has consequently reviewed and included the TEPs associated with the SEP Phase I project. SRK understands that Kumba is currently undertaking investigations to increase the SEP capacity and, subsequent to review, these projections may be included in the current valuation exercise either through a DCF analysis or attributing value to the Mineral Resource.

Table 2.4 Sishen Mine: Current Infrastructure

Type	Infrastructure	Detail
Mine Access	North Pit, South Pit	Long life asset with waste mining capacity of 4,100ktpm and ore mining capacity of 2,800ktpm in current mine configurations.
Process Facilities	Main Plant	Long life asset with operating capacity of 2,900ktpm comprising conventional heavy media circuits to produce various iron ore products.
	SEP Plant	Long life asset with operating capacity of 1,400ktpm comprising jig circuits.
Tailings Facilities	No.1 Plant	Long life asset.

Table 2.4 above provides summary details of the infrastructure currently servicing Sishen Mine, type of operation and projected life. Table 2.5 provides a summary of the principal operating statistics for the years ending 30 June 2002 to 31 December 2006 inclusive. The increase in capital expenditure in 2006 is principally associated with the construction of the SEP Phase I process plant which forms the principal project capital for Sishen. The SEP Phase I project is being constructed over some three years from 2006 at a total capital cost of ZAR3.6 billion. In addition to the SEP capital for 2006, sustaining capital is required in terms of the main plant and replacement mining equipment. The increase in cash production costs between 2003 and 2006 is largely as a result of an increase in on-mine costs, notably diesel.

Table 2.5 Sishen Mine: Historical Operating Statistics

Statistics	Units	2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	(Mt)	30.9	32.0	16.3	32.8	31.8	33.5
Waste Mined	(Mt)	57.2	65.4	30.8	54.7	58.6	78.9
Stripping Ratio	(tw : to)	1.8	2.0	1.9	1.7	1.8	2.4
Overall Yield	(%)	84	82	83	85	89	86
Sales							
Lump	(Mt)	15.1	15.0	7.7	14.7	15.2	14.7
DR Ore	(Mt)	0.2	0.7	0.6	1.3	1.3	1.7
DRS Ore	(Mt)	0.6	0.6	0.4	0.7	1.2	1.2
Coarse Sinter	(Mt)	1.7	1.8	0.7	2.5	2.4	3.0
Fine	(Mt)	8.7	8.7	4.1	8.3	8.8	8.4
Total	(Mt)	26.3	26.8	13.5	27.5	28.9	29.0
Expenditure Statistics							
Total Cash Production Costs	(ZARm)	1,156	1,239	619	1,353	1,540	1,816
Total Capital Expenditure	(ZARm)	251	197	96	170	243	1,788
Expenditure Efficiencies							
Total Cash Production Costs	(R/t treated)	37.4	38.8	38.0	41.3	48.4	54.1
	(R/t sales)	44.0	46.3	46.0	49.2	53.5	62.6

(F) Financial Year ended 30 June.
(H2) Six months ended 31 December due to the change of Financial Year.
(C) Calendar Year ended 31 December.

2.4.2 Sishen South Project

The Sishen South Project is located 12km southwest of Postmasburg in the Northern Cape and 85km south of Sishen Mine. The project site is accessed via a gravel road, the R383, to Postmasburg. A rail network exists between Beeshoek and Sishen Mine and a link will be constructed to a siding at the Beeshoek Mine from the Sishen South Project which is 14km to the south. Power is available via Postmasburg or the Beeshoek Mine and the Sishen South Project plans to utilise power from Postmasburg, which will be sourced via a new Eskom Holdings Limited ("Eskom") line to be constructed between Postmasburg and the Sishen South Project. A new sub-station will be installed at site and the existing sub-station at Postmasburg upgraded. In terms of water supply 35m^3/hr is required at site principally as potable water and at the plant this will be obtained from the de-watering programme that is to be established. De-watering will commence at 100m^3/hr and build-up to 350m^3/hr for Phase I. Excess water is planned to be delivered to the Vaal-Gamagara pipe line.

The region is semi-arid with annual rainfall between 300mm and 500mm, and current land use is limited to sheep and goat farming and minor irrigation agriculture. The surface topography is medium to flat and the site is some 1,300m above sea level. Exploration has been undertaken by Kumba Resources since 1953 and a number of option and feasibility type studies had been completed. The increase in planned rail capacity to 35Mtpa has enabled Kumba Resources to proceed with a combination of Phase I of the Sishen South Project and to introduce the SEP. The high grade iron ore available at the Sishen South Project is considered comparable to that of the Sishen Expansion Project – 64%Fe Lump ore and 63.5%Fe Fine ore. A feasibility study was completed by Kumba Resources in June 2005. SRK's review of Sishen South is based upon the designs and projections contained in this CPR.

2.4.3 Thabazimbi Mine

Thabazimbi Mine is situated in the Magisterial District of Thabazimbi, Limpopo Province, South Africa, some 200km north of Johannesburg. Located at latitude 24°36'S and longitude 27°23'E, the site is accessed via a tarred road, the R511, between Brits and Lephalale. Exploration, development and production history dates from 1919, however large-scale exploration only commenced in the 1930s when Iscor acquired the mineral rights. Substantive mining operations at Thabazimbi Mine commenced in 1932, primarily providing ore for consumption at domestic steel mills. Total mine production since 1932 is some 154Mt yielding some 118Mt of saleable products (refer to Table 2.6). Thabazimbi Mine is effectively a Mittal captive operation, which operates on a cost plus 3% management fee basis.

Table 2.6 Thabazimbi Mine: Historical Production

Year	Tonnes Treated (Mt)	Lump (Mt)	Fine (Mt)	Total Products(Mt)
1932 – 1970	49.8	19.9	17.2	37.1
1971 – 1980	28.2	11.2	9.7	20.9
1981 – 1990	29.3	11.7	10.1	21.8
1991 – 2000	31.1	13.5	11.1	24.6
2001(F)	2.6	1.0	1.1	2.1
2002(F)	2.7	1.3	1.1	2.4
2003(F)	2.8	1.3	1.1	2.4
2003(H2)	1.5	0.7	0.6	1.3
2004(C)	3.1	1.3	1.2	2.6
2005(C)	3.1	1.3	1.2	2.5
Total	**154.2**	**63.2**	**54.4**	**117.7**

Table 2.7 Thabazimbi Mine: Current Infrastructure

Type	Infrastructure	Detail
Mine Access	Donkerpoort Nek/East Pit	Short life asset.
	Buffelshoek West Pit	Short life asset.
	Donkerpoort West Pit	Short life asset.
	Kwaggashoek East Pit	Short life asset.
Process Facilities	No.1 Plant	Short life asset with operating capacity of 270ktpm comprising conventional dense medium separation circuits.
Tailings Facilities	No. 1 Plant	Short life asset.

Thabazimbi Mine comprises an established conventional open-pit operation, processing through a single processing facility with an operating capacity of some 3Mtpa of RoM. The operation is considered to be a short-life operation although investigations into the Phoenix Project, a significant LoM extension project, are well advanced.

Table 2.7 provides summary details of the infrastructure currently servicing Thabazimbi Mine, type of operation and projected life. Table 2.8 indicates a summary of the principal operating statistics for the years ending 30 June 2002 through to 31 December 2006 Inclusive. Actual production for the financial year ending 31 December 2005 is some 2.5Mt of saleable products.

The declining stripping ratio is a result of the relatively short LoM as well as the topography particular to Thabazimbi. A number of the pits started with very high stripping ratios due to the mountainous terrain where, in places, the side or top of the mountain initially needed to be removed to create a stable slope or to access the ore. The stripping ratio, as the elevation drops, therefore declines.

Table 2.8 Thabazimbi Mine: Historical Operating Statistics

Statistics	Units	2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	(Mt)	2.7	2.8	1.5	3.1	3.1	3.0
Waste Mined	(Mt)	34.9	33.2	19.8	34.5	25.0	15.4
Stripping Ratio	(tw : to)	12.8	12.0	12.9	11.2	7.5	5.1
Overall Yield	(%)	89	87	85	81	83	85
Sales							
Lump	(Mt)	1.3	1.3	0.7	1.3	1.2	1.1
Fine	(Mt)	1.1	1.1	0.6	1.2	1.3	1.4
Total	(Mt)	2.4	2.4	1.3	2.5	2.5	2.5
Expenditure Statistics							
Total Cash Production Costs	(ZARm)	395	341	160	370	388	342
Total Capital Expenditure	(ZARm)	69	106	80	104	40	28
Expenditure Efficiencies							
Total Cash Cost of Sales	(ZAR/t treated)	145.2	123.6	104.1	120.0	127.0	114.1
	(ZAR/t sales)	164.8	140.3	125.4	145.4	153.0	134.6

(F) Financial Year ended 30 June.
(H2) Six months ended 31 December due to the change of Financial Year.
(C) Calendar Year ended 31 December.

2.4.4 Exploration Potential

Sishen Iron Ore together with Kumba Iron Ore has seven iron ore exploration projects in various development stages as indicated in Table 2.9 below.

Table 2.9 Iron Ore Exploration Properties: Development Stages

Exploration Project	Development Stage
Assen	The Assen Project has no classified mineral resources and is deemed an ***Exploration Area.***
Kromdraai	The Kromdraai Project has no classified mineral resources and is deemed an ***Exploration Area.***
Sishen South Phase II Project	The Sishen South Project has significant Measured Resources and has been the subject of high level technofinancial investigations but a final decision to proceed with construction has not been made. It is deemed to a ***Pre-Development Project.***
Zandrivierspoort	This Project has significant Indicated Resources, but no feasibility type work has been done. It is deemed an ***Advanced Exploration Area.***
Falémé	The Falémé Project has significant Indicated Resources and has been the subject of some feasibility work, but a final decision to proceed with construction has not been made. Due to a legal challenge to the rights to the Falémé Exploration Project, SRK have assessed Falémé based on expenditure to date on exploration. It is deemed to be a ***Pre-Development Project.***
Phoenix	The Phoenix Project has significant unclassified mineralisation and is currently the subject of a technical feasibility study and a final decision to proceed with construction has not been made. It is deemed to be a ***Pre-Development Project.***
Boven Zeekoebaart	This Project has some Inferred Resources and is deemed an ***Exploration Area.***

Tables Table 2.10 to Table 2.16 provide summary details of the iron ore exploration projects.

Table 2.10 Exploration, Iron Ore: Assen Project

Location	25°10'S, 27°35'E. North West Province, South Africa, ~55km north-northwest of Brits.		
Ownership	100% Sishen Iron Ore. Pending new order prospecting right application.		
Total Area	5,831.36Ha		
Exploration Completed(1)	ZAR1.74m		
Planned Exploration	ZAR0.84	Years 1 and 2	
Potential	The Assen project's potential is limited to the mineralisation intersected to date (small high grade hematite deposit). The planned exploration aims to bring this mineralisation into a classified Mineral Resource category.		

(1) Historical costs have been adjusted to present day terms by either adjusting for inflation or by using present day costs for a specific activity. The latter method was used preferentially.

Table 2.11 Exploration, Iron Ore: Kromdraai Project

Location	25°14'S, 28°44'E. Gauteng Province, South Africa, ~70km northeast of Pretoria.		
Ownership	100% Sishen Iron Ore. Prospecting rights.		
Total Area	7,650.646ha		
Exploration Completed(1)	ZAR0.80m Based on estimate by Kumba		
Planned Exploration	ZAR0.21m	Years 1 and 2	
Mineral Resources	Measured 0.56Mt at 60% Fe	Indicated	Inferred
Potential	The Kromdraai project's potential is limited to the mineralisation identified to date. The planned exploration aims to bring this mineralisation into a classified Mineral Resource category.		

(1) Historical costs have been adjusted to present day terms by either adjusting for inflation or by using present day costs for a specific activity. The latter method was used preferentially.

Table 2.12 Exploration, Iron Ore: Sishen South Phase II Project

Location	28°21'S, 22°58'E. Northern Cape Province, South Africa, ~70km south of Sishen and immediately west of the Beeshoek project of Assmang.		
Ownership	100% Sishen Iron Ore. Pending mining right application.		
Total Area	10,731.29Ha		
Exploration Completed(1)	ZAR40m	Based on estimate by Kumba	
Planned Exploration	ZARR6.8m	Years 1 and 2	
Mineralisation	see Mineral Resources	Medium (50% – 60% Fe) to high grade (>60% Fe) hematite mineralisation	
Mineral Resources(2), (3)	Measured 51Mt at 64.6% Fe	Indicated 93Mt at 63.9% Fe	Inferred 42Mt at 62% Fe
Potential	The Sishen South Phase II project is at the pre-development stage and the potential is well-explored. The planned expenditure is mainly feasibility level work.		

(1) Historical costs have been adjusted to present day terms by adjusting for inflation. Historical costs from 1980s discounted by 50% and from 1960s by 75%. Historical costs could not be split between Sishen South Project Phase I and Phase II and therefore SRK applied a 50 : 50 allocation.

(2) Compiled and signed by Louis Jacobs and Pieter Mienie, both registered Pr.Sci.Nat. with SACNASP.

(3) Refer to Table 4.2.

Table 2.13 Exploration, Iron Ore: Zandrivierpoort Project

Location	23°41'S, 29°35'E. Limpopo Province, South Africa, ~25km north-northeast of Polokwane.		
Ownership	Some titles held 100% by Pietersburg Iron Ore Company, in which Sishen Iron Ore Company holds a 50% interest. Pending prospecting permit application.		
Total Area	347.91Ha 2,393.74Ha	Sisen Iron Ore. Pietersburg Iron O re	
Exploration Completed[1]	ZAR10m	Based on estimate by Kumba.	
Planned Exploration	ZAR4.7m	Years 1 and 2	
Mineralisation	see Mineral Resources	Low grade (~35% Fe) magnetite mineralisation.	
Mineral Resources and Reserves[2]	Measured, 34.93% Fe	Indicated	Inferred 447Mt
Potential	The Zandrivierspoort project's potential is limited to the mineralisation identified to date. Planned work is aimed at upgrading the resource and technical information.		

(1) Historical costs have been adjusted to present day terms by either adjusting for inflation or by using present day costs for a specific activity. The latter method was used preferentially.

(2) Compiled and signed by Louis Jacobs and Pieter Mienie, both registered Pr.Sci.Nat. with SACNASP.

Table 2.14 Exploration, Iron Ore: Falémé Project[1]

Location	12°45'N, 11°31'W. Extreme southeast corner of Senegal. Local infrastructure is very poor to non-existent.	
Ownership	Mineral title held 100% by Miferso[1]. Kumba holds an option to acquire 80% interest financing all exploration and development costs. Miferso to supply infrastructure. The mineral title is currently under dispute.	
Total Area		
Exploration Completed[2]	ZAR43.9m	Based on estimate by Kumba
Planned Exploration	ZAR8.5m	Years 1 and 2
Potential	The Falémé project's potential is high, with exploration expenditure reflecting this.	

(1) Senegalese Government development company.

(2) Historical costs came to USD7m. Converted by ZAR6.313 = USD1.

Table 2.15 Exploration, Iron Ore: Phoenix Project

Location	Limpopo Province, South Africa, ~15km south of Thabazimbi.	
Ownership	Sishen Iron Ore holds 100% interest. Pending mining licence conversion application.	
Total Area	2,010.577Ha	
Exploration Completed	ZAR34.7m	Based on estimate by Kumba
Planned Exploration	Not finalised	
Potential[1]	The Phoenix project is at the pre-development stage, and the potential is well explored. The project is currently subject to a pre-feasibility study.	

(1) Compiled and signed by D Rossouw, J H Feldtmann and R Kruger, all of Kumba.

Table 2.16 Exploration, Iron Ore: Boven Zeekoebaart Project[1]

Location	29°06'S, 22°15'E. Approximately 35km north-northeast of Marydale, the deposit borders the Gariep River in the Northern Cape Province, South Africa.	
Ownership	50% owned by Sishen Iron Ore. Valid Prospecting Right.	
Total Area	384.82Ha	Mineral Title
Potential	The average grade of the ore is reported to be 64% Fe.	

(1) From Venmyn valuation report, 2004.

Figure 2.1 Sishen Mine: Map and Lease Area



BOTSWANA
NAMIBIA
SOUTH AFRICA
LEGEND
Mine Lease Area
Farm Boundaries
Current Pit Outline
Tailings Storage Facilities
Plant
Agreement exists to mine adjacent property
4
0
4km
SCALE
SRK Consulting
Sishen Mine -
Map and Lease Area
FIGURE
2.1

Figure 2.2 Sishen South Project: Map and Lease Area


BOTSWANA
NAMIBIA
SOUTH AFRICA
3
0
3km
SCALE
FIGURE
2.2
Sishen South Project -
Map and Lease Area
Ploegfontein
Leeuwfontein
Klipbankfontein
Welgevonden
Kapstevel
Wolhaarkop
LEGEND
Mining Authorisation
Orebodies
Farm Boundaries
Plant Area
SRK Consulting

Figure 2.3 Thabazimbi Mine: Map and Lease Area


Thabazimbi Mine -
Map and Lease area
FIGURE
2.3
SCALE
2
0
2km
LEGEND
Mine Lease Area
Current Pit Outline
Farm Boundaries
Tailings Storage Facilities
SRK Consulting
Kwaggashoek
Bobbejaanwater
Van Der Bijl
Donkerpoort
Donkerpoort West
Buffelshoek
SOUTH AFRICA
BOTSWANA
NAMIBIA

3. GEOLOGY

3.1 Introduction

This section describes the geology of the Material Properties and Exploration Properties. For each Mining Asset the nature and geometry of the orebodies being, or planned to be mined, their structural complexity and the variability of their commodity grades or qualities is discussed. In addition to this, for each Mining Asset, a brief description of the geological potential is presented. This section also describes the technical status and geological potential of the Exploration Properties.

Detailed plans are available for inspection at various operating offices of Kumba Iron Ore where they remain due to the fact that many are working plans required for the continual management of the respective operations. On request, copies of specific information will be made available at Kumba Resources Limited, Roger Dyason Road, Pretoria West, 0001, Pretoria, Gauteng Province, Republic of South Africa.

3.2 Sishen Mine

The iron ore deposit at Sishen Mine is one of a number of genetically related high-grade haematite deposits situated in the Sishen – Postmasburg area. Superior-type banded iron formations ("BIF") of the Transvaal Supergroup crop out along the western margin of the Kaapvaal craton in the Northern Cape Province. These iron formations can be traced as a prominent range of hills in a broken arc for some 400km from Pomfret in the north, to Prieska in the south. The bulk of the hematite mineralisation is found in the vicinity of Postmasburg and Sishen Mine. Within this sub-region, iron ore and associated lithologies of the Transvaal and Olifantshoek Supergroups crop out intermittently along an arcuate belt for 60km.

The outcrops define a regional anticlinal structure known as the Maremane anticline. Sishen Mine is located at the northern end of the anticline. At this locality, the bulk of the hematite ores is buried beneath younger cover lithologies.

The Transvaal Supergroup lithologies were deposited in an extensive epeiric sea on the central part of the Kaapvaal Craton. The strata developed within two related basins of which the westernmost (the Griqualand West basin) is preserved in the Northern Cape Province. The Transvaal Supergroup, as preserved within the Griqualand West basin, comprises an extensive, basal carbonate platform sequence (the Campbell Rand Subgroup) conformably overlain by iron-formations of the Asbestos Hills Subgroup. South of Postmasburg, the BIF of the Asbestos Hills Subgroup are in turn overlain by a mixed chemical and clastic unit termed the Koegas Subgroup. The Koegas Subgroup is conformably overlain by diamictite of the Makganyene Formation upon which lavas belonging to the Ongeluk Formation have been subaqueously extruded. North of the Sishen Mine area, the Ongeluk lava is in turn conformably overlain by BIF with interbedded manganese (Hotazel Formation) and carbonates of the Mooidraai Formation. The latter formations constitute the Vöelwater Group. At the Sishen Mine deposit, the upper parts of the Asbestos Hills Subgroup have been ferruginized to ore grade. These stratiform, laminated and massive ores constitute the bulk of the resource. They are unconformably overlain by a thick package of sedimentary rocks (conglomerates, shales, flagstone and quartzite) termed the Gamagara Subgroup. At Sishen Mine, diamictite of the Makganyene Formation and lavas of the Ongeluk Formation have been thrust over the sedimentary rocks of the Gamagara Subgroup. The diamictite and lava have been eroded by later events. Tillite of the Dywka Group and pebble beds, clay and calcrete of the Kalahari Group, have been deposited on these erosional unconformities.

Sishen Mine is situated on the northern extremity of the Maremane anticline. At this location the lithologies strike north-south and plunge from the centre of the anticline in a northerly direction. The bulk of the resource comprises high-grade, laminated and massive ores belonging to the Asbestos Hills Subgroup. These ores are truncated by an erosion surface upon which lower-grade conglomeratic ores and sedimentary rocks of the Gamagara Subgroup have been deposited. The orebodies are intensely folded and faulted. Dips vary according to local structures but at Sishen Mine a regional dip of 11° in a northwesterly direction prevails. Continuous, alternating basin and dome structures occur at Sishen Mine mine. These interference folds are further modified by normal faulting and low-angle thrusts. Ore bodies are best preserved in basinal and pseudo-graben type structures. The anticlinal structures normally comprise barren footwall lithologies. Highly deformed, isolated orebodies occur close to the Maremane anticline. The orebodies tend to be less deformed and more continuous, the further they are situated from the anticline. Hangingwall lithologies also thicken down plunge.

The carbonates of the Campbell Rand Subgroup are separated from the overlying BIF of the Asbestos Hills Subgroup, by a siliceous, residual breccia. This breccia is known locally as the Wolhaarkop Breccia and is developed on an irregular, karst surface. The BIF's of the Asbestos Hills Subgroup are characteristically fractured and brecciated, especially near the contact with the Wolhaarkop breccia. Both upper and lower contacts are erosion surfaces and together with the lack of easily identifiable marker horizons, make correlation of individual beds virtually impossible. A highly altered, slickensided, intrusive sill is commonly found separating the BIF from the overlying laminated ore. At Sishen Mine it is generally less than 2m thick. The sill is invariably folded into the basinal geometry and only rarely crosscuts (intrudes) the ore bodies. The laminated and massive ores are commonly folded and faulted into basinal and pseudo-graben structures. Deep palaeosinkholes, filled with brecciated ore and Gamagara sedimentary rocks are found on the southern parts of the Sishen Mine properties. The sinkholes are restricted to antiformal structures close to the Maremane Dome on the southern portions of the mine. They are an important mechanism for preserving collapse breccia ore.

Sedimentary rocks of the Gamagara Subgroup, overlie the laminated, massive and breccia ores. Conglomerates of ore grade with well-rounded clasts and fine-grained, well-sorted, gritty ores are common at Sishen Mine. Partly ferruginised shales, interbedded with ore conglomerates and thick flagstones are also a feature of the Gamagara Subgroup. Along the western margin of Sishen Mine, Makganyene diamictite and lavas of the Ongeluk Formation have been thrust over the sediments of the Gamagara Subgroup. A few thin, diabase dykes with north south and northeast orientations, have intruded the stratigraphic sequence. They form impervious barriers and compartmentalise the groundwater. A buried glacial valley, filled with Dwyka tillite and mudstones has been identified with reconnaissance drilling. The valley is located between the mine and Kathu. It has a north-south orientation that changes to northwest between Dibeng and the mine. The valley does not fall within the planned open pit. The Kalahari Group comprises boulder beds, clays, calcrete, dolocrete and windblown sands. The Kalahari Group is developed to a maximum thickness of 60m. The clay beds at Sishen Mine can attain a thickness of up to 30m on the northern parts of the deposit. The Kalahari beds of calcrete, limestone and clay and quaternary sand and detritus, blanket more than 90% of the Sishen Mine mining area. Only scattered outcrops of iron ore and banded iron ore formation, on the south-eastern parts of the Kumba Resources properties, and quartzite further west, crop out on the surface.

Table 3.1 Sishen Mine: Typical In-situ Grades

Ore type	%	Fe	SiO_2	Al_2O_3	K_2O	P
Conglomeratic and grit	18	62.2	5.3	2.9	0.28	0.055
Breccia	8	63.4	3.9	2.0	0.39	0.078
Massive	**20**	**65.2**	**3.0**	**1.4**	**0.14**	**0.044**
Laminated	54	66.3	2.4	0.8	0.07	0.056

The ores at Sishen Mine are composed of hematite and specular hematite with minor to trace amounts of limonite. Four distinct ore types can be classified (Table 3.1). Each has unique chemical, physical and metallurgical properties. The genesis of each ore type has been influenced by regional tectonism and the preservation of each orebody is primarily determined by local geological structures. The Laminated and Massive Ore are the most important sources of high grade, lump ore in the region. The upper portions of the Asbestos Hills Subgroup comprise fairly undisturbed, thinly laminated, hematite ore which grades upward into thickly bedded, contorted and even massive ores. Breccia ores comprise a chaotic arrangement of very angular and poorly sorted fragments of laminated and massive ore types, cemented by specular hematite. The breccias fill palaeosinkholes developed in the carbonates of the Campbellrand Subgroup. Angular fragments of BIF and some argillitic material are also found in the collapse breccia. Specularite is very common in the porous breccia matrix.

Conglomeratic ore belonging to the Gamagara Subgroup is preserved along the north, western and southern flanks of the Maremane anticline. At Sishen Mine, the conglomeratic beds occur within basinal and synclinal structures and also on the western side of major fault planes. The conglomeratic ores are invariably situated adjacent to, or are in close proximity to, laminated and massive ore bodies.

3.3 Sishen South Project

Iron ore at the Sishen South Project is preserved in chemical and clastic sediments of the Proterozoic Transvaal Supergroup. These sediments define the western margin of the Kaapvaal Craton in the Northern Cape Province. The stratigraphy was deformed by thrusting from the west and has undergone extensive karstification. The thrusting produced a series of open, north-south plunging anticlines, synclines and grabens. Karstification was responsible for the development of deep sinkholes in the dolomite, within which the iron ore at Sishen South Project has been preserved from erosion. These structures are therefore extremely important targets in the prospecting process.

Almost 80% of the Sishen South Project area is covered by sand, dolocrete and calcrete of the Kalahari Group. Outcrops of the Campbell Rand Subgroup and Kuruman Formation are found on the western portion of the prospecting area and banded iron formation of the Asbestos Hills Subgroup occur along the extreme eastern margin. Geophysical surveys and borehole drilling have established the presence of a number of covered deposits in the central and eastern parts of the prospecting area.

The only outcrops of iron ore at the Sishen South Project strike northeast – southwest across the western portion of Welgevonden 486 and Kapstevel 451. These outcrops form part of the eastern limb of an anticlinal structure. The iron ore comprises laminated and conglomeratic types and crops out as thin, lenticular bodies that dip between 40° and 50° to the east. At depth, shale, quartzite, conglomerate and lava overlie this ore. Four distinct iron ore types have been described at Sishen South Project, with most of the ores being similar (slightly different chemistry) to those found at Sishen Mine. Sishen South Project comprises clastic-textured (28.8% of total), laminated (52.9% of total), collapse breccia (9.8% of total) and conglomeratic (8.6% of total) ores. The synclines generally preserve laminated, clastic-textured and conglomeratic ores, whereas conglomeratic ore is often preserved within the grabens. Both conglomeratic and collapse breccia ore types are found in the sinkholes. Typical hanging-wall lithologies are conglomerate, shale, quartzite, tillite, clay and calcrete, although each geological structure contains a unique combination of ore types and waste lithologies. The ore minerals at the Sishen South Project are hematite and minor specularite. Mineralogically the iron ore comprises clasts that may be both massive and featureless, or porous and distinctly laminated. The matrix comprises mostly intergrown clay minerals, together with numerous small clasts and flakes of hematite entrained in the silicate gangue material. Clasts of massive hematite are characteristically non-porous or with only low levels of porosity, and as such, there is minimal clayey gangue material incorporated into the clasts. Clasts of finely laminated ore typically contain above average levels of initial porosity, with gangue minerals often infilling or partially infilling pore space. Small amounts of specularite are often associated with this type of clast. Clay-rich clast commonly appear to have been affected by secondary ferruginisation.

3.4 Thabazimbi Mine

Iron ore is defined as comprising iron-rich rock characterised by an iron content exceeding 60% by weight and containing less than 15% by weight of SiO_2. Low grade iron ore is defined as having an iron content between 55%Fe and 66%Fe.

The iron ore deposits at Thabazimbi Mine are hosted within the lower parts of the Penge Formation, which is the uppermost formation of the Chuniespoort Group within the Transvaal Supergroup. The base of the Penge Formation consists of chert-rich shale unit that averages 10m in thickness. This shale member is overlain by 300m to 400m of ferruginous sediments, consisting of thick autochthonous banded iron formation interlaminated with thin units of orthochemical iron-formation. The iron-ore bodies are typically located within the basal 50m to 80m of the Penge Formation within iron-oxide dominated rhythmites. Iron ore bodies are laterally discontinuous bodies that pinch out along strike and down-dip. The ore thickness ranges from 2m to in excess of 100m; the average mineralised thickness is approximately 20m. Rocks of the Transvaal Supergroup within the Thabazimbi Mine area strike east-northeast and dip to the south at angles between 45° and 60°. The Penge Formation crops out in three easterly trending belts reflective of thrust-related duplication of the Transvaal Supergroup associated with Waterberg-age tectonism. The three belts are referred to as the Northern Range, the Central Range and the Southern Range; weathering and erosion has resulted in these three belts having prominent topographic expression.

The Thabazimbi Mine iron ore deposits are considered to be the result of initial iron deposition during primary chemical sedimentation at the top of the dolomite-dominated Chuniespoort Group, giving rise to a thick zone of banded-iron-formation. Subsequent metamorphism and supergene processes have occurred and have resulted in local chemical modification of the rocks resulting in the formation of high-grade hematite rock within localised ore-bodies. Joint systems developed with the ores are also identified within the adjacent host lithologies; in addition, there is a strong spatial association between the presence of ores and faulting and brecciation of the lower Penge Formation. Ores grade laterally into banded-iron-formation with an increase in SiO_2 and Al_2O_3 content. Geochemical considerations suggest that the ores are a result of ferruginisation, in which chert, talc and carbonates within the primary banded iron-formation lithologies were selectively replaced by hematite or martite/goethite. Minimal instances of silicification have been identified within the Thabazimbi Mine ores suggesting that SiO_2 dissolved within the ore zones was not reprecipitated, but was removed by mobile solutions. Formation of the high-grade ores resulted from the selective removal of goethite, resulting in porous hematite rich ores.

Karstification within the underlying Frisco Formation results in slumping of the Penge Formation into these features. These structures are commonly associated with an increase in iron content with depth, which is suggestive of a second stage of ferruginisation of already Fe-enriched lithologies. Gravitational collapse of iron-formation and iron-ore units into solution-cavities within the underlying Frisco Formation dolomites resulted in brecciation and fragmentation of the iron ore units and increased permeability that was subjected to a further stage of epigenetic ferruginisation by cooler groundwater circulating within the zones of enhance permeability. Further epigenetic ferruginisation is evident around post-Karoo faults that transect the iron ore bodies.

Post-Karoo dolerite dykes transect the deformed Penge Formation lithologies and also displace ore bodies, as well as bounding ore zones in some of the deposits. In addition, the Pretoria Group unconformably overlies the Penge Formation, yet basal conglomerates of the Pretoria group contain no clasts of high-grade hematite implying that these rocks had not formed at the time of deposition of the Pretoria Group (±2.2 Ga). There have been two major metamorphic events over the Transvaal Supergroup lithologies at Thabazimbi Mine: the first event was the Bushveld contact metamorphism (±2.05 Ga), followed by dynamic metamorphism resulting from Waterberg tectonism.

The main ore deposits are hosted within the Northern Range and are referred to as the Kwaggashoek-East (Kwaggashoek 345KQ), East-Mine (Wachteenbietjiesdraai 350KQ and Kwaggashoek 345KQ), Donkerpoort (straddling Donkerpoort344KQ and Wachteenbietjiesdraai 350KQ) and Donkerpoort-West deposits (Donkerpoort 344KQ). These deposits share similar lithological, mineralogical and geochemical characteristics and cover a total strike length of approximately 11km. Iron ore mineralisation within the Southern Range is more sporadically distributed, when compared to the Northern Range; mineralisation is present over a strike length of approximately 5km. Mineralisation is most specifically present on Wachteenbietjiesdraai 350KQ, Buffelshoek 351KQ and Groenfontein 352KQ. Mineralisation within the Central Range has only been located on Kwaggashoek 345KQ.

Within the Northern Range, a diabase sill occurs within the iron formations of the Penge Formation approximately 90m above the basal contact of this formation with the underlying Chuniespoort Group Dolomite. The iron ore bodies are located within the basal portions of the Penge Formation.

The iron ore bodies of the Northern Range, as defined by a Fe cut-off grade of 55%, are characterised by irregular, tabular morphologies. The iron ore is commonly present, with the footwall contact of the orebody coincident with the basal shale unit of the Penge Formation. The iron ore frequently displays brecciated textures, with fragments of hematite contained in a secondary hematite matrix. Lenses of iron formation may be identified within the iron ore bodies, and locally shale may also be included within the iron ore. Thicknesses of orebodies in the Northern Range are typically in the range 15m – 30m. The iron ores near surface consist of hard, compact massive hematite rock. Down-dip, the rock textures change gradually towards more friable forms which grade into talc-hematite and calcite-hematite rocks.

Iron ore bodies within the Southern Range occur distributed within the banded iron formation and are generally significantly smaller and less laterally continuous than those of the Northern Range. The Southern Range deposits include Buffelshoek East and Buffelshoek West, Bobbejaanwater and the Meyer and Kumba Resources Mines. The western block of Buffelshoek West comprises thick iron-ore mineralisation (30m), which terminates against a diabase dyke. Structural complexities within this deposit are recognised, but have not been fully resolved. Iron ore mineralisation at the Bobbejaanwater deposit consists of irregular lenses of hematite rock in shales and banded iron formations. The mineralisation consists of fine-grained hematite that yields a high proportion of fines when mined; only a small proportion of the orebody can be beneficiated and yields a minor component of lump ore.

The Thabazimbi Mine iron ore deposits are dominated by hematite as the major iron oxide mineral present. The high grade ores consist predominantly of hematite with variable textures, accompanied by minor silicate minerals. With depth, the hematite rock grades into talc-hematite rock and calcite-hematite rock. Goethite and limonite are also present within the ore and low-grade ores at Thabazimbi Mine.

Figure 3.1 Sishen Mine and Sishen South Project – Regional Geology


Kathu
Sishen Mine
Glosam Mine
Beeshoek Mine
Postmasburg
Sishen South Project
LEGEND
Kalahari Formation
Mapedi Formation
Gamagara Subgroup
Voëlwater Subgroup
Ongeluk Formation
Makganyene Formation
Koegas Subgroup
Asbestos Hills Subgroup
Campbell Rand Subgroup
Manganore Iron Formation
Wolhaarkop Breccia
Thrust fault
Mine
Town
15
0
15km
SCALE

SRK Consulting

Sishen Mine and Sishen South Project - Regional Geology

FIGURE 3.1

Figure 3.2 Sishen Mine – East-West Section through the Iron Ore Deposit


West
East
LITHOLOGY
Kalahari Formation (Calcrete / Clay)
Dyke
Lava
Diamictite
Massive Argillite Zone
Red and Cream Coloured Shale
Quartz Arenite
Fine Grained Ferruginous Quartzite
Red, Black And White Coloured Aluminous Shale
Conglomerate Iron Ore
Laminated / Massive Iron Ore
Banded Iron-formation
Chert Breccia
Dolomite
SUBGROUP
Ongeluk Formation
Makganyene Formation
Gamagara Subgroup
Unconformity
Asbestos Hills Subgroup
Campbellrand Subgroup
LEGEND
Borehole
300
0
300m
SCALE
SRK Consulting
Sishen Mine -
East-West Section through the Iron Ore Deposit
FIGURE
3.2

Figure 3.3 Sishen South Project – Section through the South Pit



West
East
1200m AMSL
LITHOLOGY
SUBGROUP
Calcrete
Clay
Diabase Dyke
Lava
Diamictite
Shale
Upper "Tech"/Shale
Quartzite
Lower "Tech"/Shale
Shale
Flagstone
Conglomeratic Iron Ore
Laminated, Massive Iron Ore
Banded Iron Formation
Chert
Chert Breccia
Dolomite
Gamagara
Asbestos Hills
Campbell Rand
LEGEND
Fault
Inferred Thrust Fault
Inferred Contact
Borehole
Unconformity
Open-Pit Profile (Present)
500
0
500m
SCALE
SRK Consulting
Sishen South Project -
Section through the South Pit
FIGURE
3.3

Figure 3.4 Thabazimbi Mine – Regional Geology


Thabazimbi-Town
Northern Range
Central Range
Southern Range
KWAGGASHOEK 345 KQ
WACHTEENBIETJIES DRAAI 350 KQ
DONKERPOORT 344KQ
BUFFELSHOEK 351 KQ
Krokodil River
Bierspruit
3
0
3km
SCALE
LEGEND
Pretoria Group (Sediments and Volcanics)
Penge Formation (Iron-Formations)
Malmani Subgroup (Dolomites)
Dolerite Dykes
Iron Ore Deposits
Mine Lease Boundary
Fault
Farm Boundary
Towns
SRK Consulting
Thabazimbi Mine - Regional Geology
FIGURE 3.4

Figure 3.5 Thabazimbi Mine – Section through the Orebody in the Northern Range


a
b
North
South
Pengo Formation
Malmani Subgroup
(Frisco Formation)
200
0
200m
SCALE
LEGEND
Timeball Hill Shale
Iron - Formation
Low Grade Iron Ore
Iron Ore
Talc - Hematite Rock
Calcite - Hematite Rock
Brecciated Ore Zone
Shale
Dolomite
Band of Chert and Discoidal Dolomite
Diabase Sill
SRK Consulting
Thabazimbi Mine -
Section (a-b) through the Orebody in the Northern Range
FIGURE 3.5

4. MINERAL RESOURCE AND RESERVES

4.1 Introduction

This section summarises the methods used by Sishen Iron Ore to derive and classify the Mineral Resource and Mineral Reserve estimates for the Material Properties. It also presents SRK's comments and opinions on the reasonableness of these estimates and presents Mineral Resource and Mineral Reserve statements as appropriate. In addition, this section sets out SRK's view regarding the potential for proving up further Mineral Resources and Mineral Reserves at the Material Properties. Detailed plans are available for inspection at various Company operating offices where they remain due to the fact that many are working plans required for the continual management of the respective operations. On request copies of specific information will be made available at Kumba Limited, Roger Dyason Road, Pretoria West, 0001, Pretoria, Gauteng Province, Republic of South Africa.

4.2 Sishen Mine

The principal techniques used for outlining the orebody are surface mapping, geophysical surveys (gravity) and surface drilling. The surface outcrop of the entire property has been mapped, and gravity surveys have been performed at intervals over the entire mining area. Drilling is done in a phased manner, with decreasing grid spacing, or infilling, with each successive phase. Phase I to Phase IV are diamond drilled, while Phase V uses Reverse Circulation ("RC") Drilling. Phase I is drilled on a 400m grid, Phase II is on a 200m grid, Phase III is on a 100m grid, and Phase IV is on a 50m grid. Phase V RC drilling is completed in geologically or structurally complex areas to provide additional definition of the orebody and is drilled at a grid spacing of between 20m and 25m.

To date more than 13,000 exploration boreholes have been drilled, approximately 1,500,000m of drill core and percussion chips have been recovered. Annual drilling averages at between 40,000m and 50,000m and this rate has been sufficient to maintain or increase the total Mineral Resource remaining after mining. The majority of the exploration drilling is NQ (54.8mm) sized, although in areas where ground conditions are poor, typically with cavities and poorly consolidated ground, the holes may be drilled to BQ (42.1mm) size. All the exploration drill hole collar positions are surveyed with a differential GPS.

The rock chips from the RC drilling and the core from the diamond drilling are logged by a geologist and the data stored in a drill hole management database. All visibly ferruginised core or rock chips are sampled. In addition to assaying all ferruginous material, 1m composite waste samples above and below the ore intersection are assayed. Sample lengths are variable, but the minimum sample length is 0.4m, the maximum is 3.5m, and the standard length is 3m. Samples are restricted to one material type. The core is diamond sawed in half lengthways, and one-half is crushed with a jaw crusher before being sent for assay, while the other is retained for reference. RC samples are bagged for every 0.5m of drilling and are dried and split on site. Composites of the chips are made after geological logging to create sample lengths of 3m or reflecting the material type logged, with a minimum sample length of 0.4m. A core recovery of greater than 90% is required for a sample to be taken.

On receipt of the samples at the mine laboratory sample preparation area, all samples, whether originating from percussion or diamond drilling, are then reduced to –2mm by a gyroll crusher and then split to a 0.6–1.4kg sample for analytical procedures using a rotary splitter. Pellets are then made from the pulverised samples, which are then automatically analysed for FeO total, K_2O, P_2O_5, Al_2O_3, MnO, MgO and CaO by XRF methods. Results are automatically recorded by the analytical instruments, captured electronically and sent directly to the geology department as digital data files.

Material that falls outside the traditional definition of ore, but that will be processed as part of the SEP is sampled in the same manner, and where such material has been drilled in the past, and not sampled, a programme is in place to sample all of this material for areas that could still be mined. The drilling standards have been modified for drilling in BIF to ensure that at least 25m below the ore contact is drilled to intersect sufficient material that could contribute to the SEP.

In addition to sampling of the drilling core and rock chips, during the pre-feasibility and feasibility studies, bulk samples of particular material types that could be part of the SEP were taken from stockpiles, and from in pit benches, to test the potential for upgrading the material to produce a saleable product. During the pre-feasibility study, each sample was 3kt, which was fed through a primary and then secondary crusher. An incremental sampler, sampling at set variable interval rates, covering the total sample, produces a final sample of approximately 2.5t. During the feasibility study, the samples taken were in aggregate 80t, and the final sample produced was approximately 3t.

In both the pre-feasibility and the feasibility studies the final samples were dispatched to Kumba Research and Development for screening in several size fractions, and beneficiation tests performed at several density separations. The results of these tests were used to generate the beneficiation algorithms applicable to the individual SEP material types.

For the drilling samples, density measurements are performed on all sample pulps utilising a density meter, which is calibrated on a daily basis. The density measurements are validated against an empirically derived Fe% vs relative density graph which gives the expected upper and lower limits of the relative density expected from the measured Fe%.

Standard samples are submitted randomly with the production geology drilling samples (Phase 5), but not with the exploration drilling samples (Phases I to IV). A standard sample has been created from Sishen iron ore, and is used by the MRM Department. Differences of greater than one Standard deviation from the accepted value are flagged for re-assay. Duplicate samples are not routinely submitted; however over the past couple of years, over 200 duplicates have been submitted to the mine laboratory. A good correlation between the original and the duplicate samples has been observed for the major elements analysed. Blank samples are not submitted as the XRF machine is calibrated to analyse samples with Fe% greater than 35% and a blank sample would not give a meaningful result.

The Sishen mine laboratory is SANAS accredited (No: T0195) as from November 2002, and since 1994 has complied with ISO 9002 Standards. The Sishen laboratory participates in a round-robin programme with different laboratories of Kumba, Mittal and Assmang. The laboratory has its own programme of analysing standards and duplicates in addition to those submitted with the mine samples.

The major lithological units in and surrounding the mineralised lithologies are modelled with wireframes. Verification of the classification of the lithological codes assigned to the intervals in the drill holes is done both visually, as well as automatically by comparing the assayed value with the material type, and correcting ore materials assigned as waste materials and *vice versa*. Vertical sections are drawn on regular intervals and rings representing continuous lithological or material units are created. These are linked up between the sections to create the material wireframes. These solids are verified for overlaps, and include waste materials within the ore where the intersections are sufficiently continuous.

The major mining areas (North Mine, Middle Mine and South Mine) are divided up into structural domains representing areas with relatively homogenous structural, geological, or chemical characteristics. These various domains are used to create block models with a parent block size of 20m x 20m x 12.5m in X, Y, and Z dimensions, respectively. The blocks are sub-celled to dimensions of 10m x 10m x 6.25m to more accurately represent the volume of the ore wireframes. Data of Fe, SiO_2, Al_2O_3 K_2O, P and Density of material types are extracted from the validated drillhole database, within each of the material type wireframes, for each ore type within each structural domain and composited to 3m composites. Zero values are removed to ensure that geostatistical evaluations are based only on analysed data.

Anisotropic variograms are calculated for each element, for each structural domain, with the shortest axis perpendicular to the plane of the orebody and tilted to take into account the average dip of the structural domain. The modelled semi-variograms are typically either single or dual structured spherical models.

Geostatistical estimations of Fe, SiO_2, Al_2O_3 K_2O, P and density ("RD") are calculated per element per material type per structural domain by means of Ordinary Kriging ("OK") for main ore, conglomeratic ore and Banded Iron Formation ("BIF"). Directional search ellipsoids are orientated in the dip plane of the specific structural domain. An initial estimation is done using a search with 1.3 times the semi-variogram range. A second estimation is then undertaken using and expanded search of 2 times the semi-variogram range to estimate any blocks that remain uninformed by the initial run. This only affects zones classed as Inferred. A minimum of three and a maximum of 50 samples are used in the estimation.

Geostatistical estimations of Fe, SiO_2, Al_2O_3 K_2O and P for the different waste materials are calculated per element per material type per structural domain by means of Inverse Distance Squared ("ID2"). RD for the different waste materials is calculated according to the Fe grade, based on an empirically derived correlation.

Subsequent to the estimation of the block models, they are sliced up into corridors, based on the easting and separately on the northing values. The average grade of the blocks in the model within each corridor is compared to the average grade of the composite samples within the corridor, to ensure the model honours the trends in the data. If there is an observed significant deviation over a couple of successive sections, a decision may be taken to modify the grade of the block model to match that of the input data more closely.

The classification of Mineral Resources at Sishen takes cognisance of three parameters. These are the relative density of drilling data, the interpreted structural complexity, and the kriging error of the Fe estimate of each block. Initially the density of drilling is assessed. If only Phase I or II has been completed then an Inferred Category is assigned. When Phase III drilling has been completed, an Indicated category is assigned, and after Phase IV or denser drilling completed, a Measured category is applied. In areas that are interpreted to be structurally complex, taking into account: variations in thickness, dip, and the degree of intercalation of waste zones in the mineralised material; the level of confidence is less and area is downgraded to a lower confidence category.

Kriging error associated with Fe estimates is used to assist in delineation of complex areas of increased risk. Fe variance is averaged in the Z direction to create a Fe variance map. The Fe variance is compared to the mean and standard deviation of the mining areas and the structural domains, and areas of higher variance are determined, which are considered to be higher risk areas. These areas are then, in conjunction with the structurally complex areas downgraded to a lower confidence Mineral Resource Category.

The Mineral Resource and Mineral Reserve Statement for Sishen that has been reviewed by SRK is tabulated in Table 4.1.

Mineral Resources defined by Kumba Iron Ore are based on an iron ore quality for Main Plant ore of at least 60%Fe and for SEP ore of at least 58.5% (beneficiated) Fe, appropriate mining and processing methods and a market for the product. Kumba has considered the likely economic potential of Main Plant and SEP Mineral Resource through the use of an "optimistic" open-pit shell (an open pit shell with higher economic criteria) beyond the open-pit shell used to define the Mineral Reserves. Only the high grade (≥60%Fe) Main Plant material has been defined as Mineral Resource beyond this "optimistic" open-pit shell as this is considered to have potential for underground mining.

SRK has separated the Mineral Resources and Mineral Reserves in terms of three categories (op1, op2 and op3) to reflect the process used by Kumba:

- op1 represents the material within the Final Pit shell (optimised);
- op2 represents the material between the final (optimised) pit shell and the the optimistic pit shell (with higher economic assumptions);
- op3 represents the material outside the optimistic pit shell, but above 60%Fe that has potential for underground mining.

The TEPs presented as part of this CPR reflect some 1,148Mt of material as total headfeed to the Main Plant and the SEP plant. There is a difference of 127Mt between the total headfeed and the Mineral Reserves as defined by Kumba. This material is strictly additional to even the Mineral Resources that have been defined although for consistency in reporting SRK has defined this as being from Inferred Resources in the LoM Plan. The average grade of the Mineral Resource is 58.6%Fe. SRK has undertaken certain checks and calculations of the Mineral Resources and Mineral Reserves and the appropriateness of the modifying factors as well as certain economic checks and confirms the statement contained in Table 4.1.

4.3 Sishen South Project

The primary exploration for iron ore at Sishen South took place in the 1950's when Iscor undertook regional gravity and magnetic geophysical surveys in the Northern Cape. Anomalies were followed up and drilled with percussion drilling techniques. In the 1990s detailed gravity surveys around Sishen south proved highly successful and individual deposits were outlined to be followed up with drilling. Surface mapping was completed in all areas where there is outcrop, and the ore is not covered by calcrete.

The initial drilling done on Sishen South was all percussion drilling, but has later been replaced with diamond drilling. Currently holes are drilled with percussion drilling until just short of where the ore is expected, or to where the ground becomes competent enough, and from there the hole is completed with core drilling. The anomalies are usually initially drilled on a 100m spaced grid and off-grid holes are drilled to more closely define the margins of the orebodies. Portions of some of the deposits are currently drilled on a more widely spaces grid. Secondary infill drilling decreases the grid spacing to approximately 75m to 72m. Where geologically and structurally complicated areas are encountered a closer spaced drilling grid will be implemented. Drillhole collar positions are surveyed. A random selection of drillholes were downhole surveyed and the results all showed the holes to be within 2° of vertical. All holes are thus assumed to be vertical.

For the percussion drilling, 0.5m samples are collected, mixed and logged, and where mineralized, a 1m composite sample is taken. The RC chips and fine material are collected over 0.5m intervals and the hole is flushed after each 0.5m drilled. The RC holes are 165.1mm in diameter. The fines and chips are mixed by hand at the core shed and riffle split into two samples. A portion of each sample is then logged on a palmtop computer, and where mineralised, one of the samples is sent to the Sishen Laboratory for assay. The Sishen mine laboratory is SANAS accredited (No: T0195) as from November 2002, and since 1994 has complied with ISO 9002 Standards. The Sishen laboratory participates in a round robin programme with different laboratories of Kumba, Ispat – Iscor and Assmang. The laboratory has its own programme of analysing standards and duplicates in addition to those submitted with the mine samples.

The electronic log is then transferred to the Sable Database where it is verified. Final depths of drilling are checked for the RC holes and verified when the core drilling begins. RC boreholes account for <5% of the total number of boreholes drilled.

The core drilling is predominantly NQ (54.8mm) and BQ (42.1mm) sized. Core is first verified in terms of depth and recovery and then logged on a palmtop computer. The log is transferred to a Sable database and a paper copy of the log is made and verified. Recoveries are recorded on the log sheets and are typically greater than 95%. Samples are marked out in 1m lengths ensuring samples do not cross lithological boundaries and a 1m sample of waste is taken adjacent to the ore lithologies. The core is photographed before being split with a diamond saw and one-half bagged for analysis.

On receipt of the samples at Sishen laboratory sample preparation area, all samples, whether originating from percussion or diamond drilling, are then reduced to -2mm by a gyroll crusher and then split to a 0.6 – 1.4kg sample for analytical procedures using a rotary splitter. If the sample list indicates a field duplicate then a second sample is also taken, for submission to the laboratory. The sample numbers are allocated to Sishen South by the Laboratory, but assigned to samples by the Field geologist and the control samples are therefore blind to the laboratory. Field duplicates are submitted for every ten samples and a control sample made up from a 150kg sample of homogenised Sishen ore is included with every batch of 50 samples sent from the exploration site. Pellets are then made from the pulverised samples, which are then automatically analysed for FeO total, K_2O, P_2O_5, Al_2O_3, MnO, MgO, TiO_2, Ba, S, Sr, Na_2O and CaO by XRF methods. Results are automatically recorded by the analytical instruments, captured electronically and sent to the Geologists as digital data files.

The density of every sample pulp is measured with a MINDENS density meter, which is calibrated on a daily basis. A bulk density determination programme has also been undertaken, which determined an average density for each orebody.

Geological and assay drillhole data are extracted from the drillhole database and transferred to geological modelling software. Vertical east west sections are created every 50m and detailed interpretations of the geology made on these. These are checked on north south sections before being signed off. The interpretation includes waste lithologies where they are of significant thickness, and consistent across drillholes. These interpretations are transferred to a second geological modelling package to conform to Sishen standards, where certain of the lithologies are combined to create a simplified 3D wireframe model for each lithology in each orebody. Wireframe solid shells are created by linking up the interpretation on each section.

The drillhole assays were composited to 1m for the estimation process, and omni-directional horizontal semi-variograms calculated from this data for the following elements: Fe, SiO_2, Al_2O_3, K_2O, P, S and for RD, as well as shorter range vertical semi-variograms. A block model was created for each orebody, with block dimensions of 10m x 10m x 5m in the X, Y and Z direction, respectively. The wireframe solids were used to assign a percentage of the block within ore, where the whole block is not contained within the wireframe. Grades and relative densities are calculated as a length weighted average of all the intersections within a lithology type and assigned to the waste blocks within the model. The 1m composites are used to populate the ore lithologies using ordinary kriging. Where there was sufficient data, only the diamond drill core composites were used in the estimation, however, where the data was more widely spaced, the percussion composites were used as well. Blocks that remained uninformed by the Kriging estimation were populated by using the estimated blocks and assigning a value based on the nearest neighbour. The relative density values were Kriged for the Kapstevel-Welgevonden model, but were calculated using an algorithm based on the Fe value for the remaining models. The Resource model estimates have been reviewed by various external consultants, including SRK and Snowden, for the purpose of validation and have been accepted by them.

Ore lithologies are considered for inclusion in the Mineral Resource and only material within those lithologies that has a Fe content of greater than 60% are included. The classification of the Mineral Resources is based on a combination of the density of the drilling and the Geologist's interpretation of the complexity of the geological structures in the area. The category may be downgraded if the geologist considers the area more geologically complex. Structurally complicated areas are judged by changes in dip, faulting, folding and erratic waste intersections within the orebody. Areas with a drill grid spacing of greater than 200m will be categorised as Inferred Resources. Areas with a drill grid spacing of closer than 200m but more than 70m would be classified as Indicated Resources. Areas with a closer Drill grid spacing are considered as Measured Mineral Resources.

For purposes of valuation, the Sishen South Project has been divided into two phases:

- Phase I consists of Reserves within the LoM plan and which have been valued on a DCF basis; and
- Phase II consists of Resources that lie outside the LoM plan and which have been valued as exploration assets.

The Mineral Resource and Mineral Reserve Statement for Sishen South that has been reviewed by SRK is contained in Table 4.2.

4.4 Thabazimbi Mine

Mineral Resource estimates at Thabazimbi Mine are based predominantly on percussion drill hole sample information. A few diamond drill holes have been developed for the purposes of acquiring geological, geotechnical and geometallurgical data. Reverse circulation drilling is used only where the geological understanding of the orebody is low and where low-grade or waste zones within orebodies are being examined. Geologists at Thabazimbi Mine recognise the potential for down-hole contamination particularly in deeper drill holes. Accordingly, when lithological interpretations are made, using deep drill holes, there is a tendency to make these interpretations in a conservative fashion. All drill hole data are stored in a single database.

The percussion drill holes are sampled using a one-metre downhole interval. These samples, consisting of drill cuttings are logged by geologists, with particular reference to lithology, extent of weathering, rock colour and if possible any structural information that might be accessible from the sampling. Cuttings collected from the drill head are bagged and transported to the geological core shed facility for splitting; a small sub-sample of the cuttings is taken at the drill head for immediate lithological identification.

At the core shed, the samples are split using a riffle splitter into three samples: one sample is retained as an analytical sample, one is retained as a reference and the remaining sample is used to facilitate the logging. This sample is washed to remove dust and allow the lithologies of the retained fragments to be examined in detail and logged. Samples are bagged and labelled for assay at the mine laboratory, situated in the main process plant.

Blast holes (250mm diameter) are also sampled to assist in short-range grade control procedures. Technical staff of the mine are responsible for the sampling of all blast holes. The sample lithology is considered more important in this particular case than the sample grade. Blast hole samples are composited by lithology and single samples of each lithological unit encountered within each blast hole are prepared. One aspect of this sampling technique that must receive comment is the relative sample size and the sub-sample dimensions. Blast hole samples yield large volumes of cuttings per metre drilled and comparatively small sub-samples are retained..The granulometry of the blast holes is also fairly coarse. There has not been any application of modern sampling theory to the determination of the sampling characteristics of these ores and SRK consider that the blast hole samples are likely to retain an unacceptably large sampling variance, largely as a result of the reduction of sample volumes. However, this situation is not problematic because grade control samples do not contribute to any Mineral Resource estimation process. Drill hole collars (both blast hole and percussion drill holes) are surveyed by qualified surveyors; percussion holes deeper than 60m depth are surveyed using down hole instrumentation to determine the drill trace.

Percussion drill hole samples are analysed at the mine laboratory. Labelled sample bags are delivered to the mine laboratory entrance. The bags are examined to ensure that the appropriate sample numbers are present. At present, the geological department does not submit any external quality control samples to the laboratory. All laboratory quality control is the responsibility of the laboratory manager.

On receipt of the bagged samples, the bags are inspected and if the samples are dry, approximately 50g of sample are scooped from the bag and milled. If the sample granulometry is considered to be too coarse, the sample may be crushed within an Osborne Crusher before being milled. The large samples received by the assay laboratory are not reduced to subsamples through any mechanical process of sample reduction. The subsample that is manually extracted from the bag, via scooping, is mixed with a borax binding agent and milled within a closed circuit ring and puck mill and approximately 8g of the resultant pulp is extracted and compressed into a pressed pellet using a hydraulic press; the pellet is approximately 25mm in diameter. These pellets are then analysed using XRF to determine Fe total, SiO_2, Al_2O_3, MnO, P_2O_5, CaO, MgO, K_2O and TiO_2. In the past there have been some restricted programmes involving duplicated samples riffled in the geological core shed, but these have been of very short duration. At the time of writing, there is no active duplicate sample submission process and there has been no conclusive demonstration that the sampling protocols that are employed at Thabazimbi Mine do not result in high sampling variances. All analytical quality control is internal to the laboratory. Instrumental calibration is tested using reference materials that include carbon-steel samples and internal quality control materials. Mine production samples are used as internal quality controls and borate-fusion discs are prepared from sample material and circulated between Kumba Laboratories at Sishen Iron Ore Mine, Newcastle Steel Works and Saldanha Steel in an internal round-robin process. In addition, there have been tests run comparing fusion discs and pressed pellets.

Density of routine geological sample materials is not measured at the Thabazimbi Mine Laboratories. Within the sample database, the stored value for the density is estimated using a relationship that links density to the iron content. This relationship has been determined from extensive sampling conducted at Sishen Mine, using diamond cores. This relationship has not, however been validated with respect to the Thabazimbi Mine ores and the tonnages applied within the Mineral Resource estimation purposes are based exclusively on average density values applied to individual rock types. In the case of Thabazimbi Mine, ore material is assigned a density of $4.7t.m^{-3}$. Low grade ore (ore with iron content between 55% and 60%) has an assigned density of $4.1t.m^{-3}$.

Analytical results from the XRF determinations are compared against the visually determined lithology of the sample. If there is an obvious mis-match between the sample geochemistry and the lithology, the sample is resubmitted for analysis. In addition, the sum of the oxides determined by XRF is estimated. In general the sum of oxides is less than 100%, implying that other elements not determined by the XRF are present within the materials. Analytical data derived from the laboratory are provided in electronic format to the geological department.

The geological and geochemical data relevant to sampled drillhole intervals are stored within a specialised geological database that has several in-built data validation procedures that trap specific errors within the drill hole data. Data are stored within this database and exported to the generalised mining software package that is used for the geological modelling. Within this software package, a data validation script is available that tests each sample interval to check that the geochemistry and the lithology are consistent; instances where these are not, are flagged and are manually checked by the relevant pit geologist responsible for the specific area of the mine.

SRK note that there are no independent analytical quality control checks that permit the geologists responsible for the Mineral Resource estimation to certify that the analytical data are of sufficient quality on which to base the Mineral Resource estimate. Furthermore the geologists are unable to declare that the analytical data are unbiased and that this characteristic is then shared by the Mineral Resource estimates. Thabazimbi Mine has had an extensive production history and the analysis of the production samples against which payments are made are undertaken at the same laboratory. In addition, the round-robin analyses conducted between the Kumba Laboratories on borate fusion discs of production samples are considered to provide a minimum level of quality control that implies that the standard geological samples are probably acceptable for use within the Mineral Resource estimation process. The use of a single density value cannot be considered to be an example of best practice, particularly when the laboratory does not routinely determine sample densities from either the few diamond drill holes that may be present or from routinely collected pit samples representative of intact specimens of ores.

Geological interpretation is undertaken on individual section planes drawn through drill holes. These section planes are digitised and captured within the generalised mining software employed for the geological modelling. In addition to the sectional interpretations, pit sidewall mapping is undertaken on suitable exposures using an MDL laser distomat instrument that records the three-dimensional co-ordinates of sample locations for geologically significant features. Location data for geological contacts mapped on any particular mine face can thus be included within the modelling process.

Wireframe modelling is undertaken on sections, delineating geological entities identified within the drill holes. The individual three-dimensional rings, developed within serial sections are linked together to form a single closed-form wireframe describing the interpreted shapes of the geological features that are being modelled. The features that are modelled include diabase dykes, the high-grade ore zones (+60% Fe) and the low-grade ore zones (ore with iron content between 55% and 60%). Prior to the modelling of the ore body lenses, data coding is undertaken. All one-metre long samples that include a contact between adjacent rock types are coded specifically. These 'mixed' samples are specifically excluded from all subsequent estimation since they are contaminated entities that do not belong to any specific lithological population. Block models with block sizes of 10m x 10m x 10m are developed for the purposes of grade interpolation. Originally, this block size was used in order to achieve a reasonable volumetric approximation to the wireframe forms used in the modelling of the orebodies.

Several years ago, Thabazimbi Mine implemented a new generalised mining software package for the purpose of orebody modelling; this programme had several significant advantages over the programme that it replaced, including the ability to sub-block against geological boundaries in order to better reproduce the ore volumes within the sub-blocked models. However, at the time of the change, Thabazimbi Mine did not re-examine the block size issue and retained the use of this block geometry. In reality, the 10m x 10m x 10m block size is significantly smaller than the typical drilling grid, which in well informed areas may approach 50m x 50m. The impact of estimating to small blocks has been the subject of several geostatistical studies and there is no doubt that small block estimates will be accompanied by biased grade-tonnage curves. Thabazimbi Mine do not report the ore estimates at cut-offs above those used to define the orebody envelopes and any attempt to do so would be erroneous; Thabazimbi Mine additionally do not base mining decisions on the grade estimates of individual blocks, but do consider qualities of aggregates of blocks.

Thabazimbi Mine make use of ordinary kriging and inverse distance squared interpolation methods for the development of the grade models used for pit planning, optimisation and the reporting of Mineral Resources. The grades of Fe, Al_2O_3, MnO, P_2O_5 and K_2O are interpolated using ordinary kriging for the ore (Fe>60%) and the low-grade ore (55%<Fe<60%); Mineral Resources are only reported from these two material types. Qualities for all other lithologies are interpolated using inverse distance squared weighting. Within the ore and low-grade ore SiO_2 is estimated using an orthogonal regression residual approach, with the regression between SiO_2 and Fe utilised for this purpose.

This estimation approach considers the interpolation of the regression residual between SiO_2 and Fe and the development of the SiO_2 estimate from the Fe estimate, the regression equation between SiO_2 and Fe (SiO_2 = m.Fe + c) and the estimated residual. This approach is advantageous as it approximates a co-kriged estimate between SiO_2 and Fe, which enjoy a strong negative correlation within the ore and low-grade ore units; use of co-kriging ensures that the relationships between the estimated Fe and SiO_2 values are coherent.

Variograms for the kriging estimates are developed from a combined data set of low-grade ore and ore samples. These variograms are updated on an annual basis. The kriged estimates are developed using a nested three-part search strategy. The first search is characterised by the shortest search distances and the requirements for the greatest number of samples, ensuring that this is the highest quality estimate that is made. Sequentially, the search ranges increase and the minimum number of data required to complete an estimate reduce, permitting more blocks that are remote from the data, yet within the interpreted wireframes to be estimated. Blocks are flagged with the index of the search volume that was used to undertake the block estimate.

Thabazimbi Mine classify the Mineral Resources using definitions of the SAMREC Code. In determining the appropriate classification Geologists at Thabazimbi Mine consider the following factors relevant to the estimates:

- Distance separating the block centroid from the nearest sample used in the estimate;
- Total number of sample data used to develop the estimate;
- The Kriging Relative Standard Deviation; and
- Search volume used to derive the estimate.

These parameters have all been used to assist in determining the classification that is to be applied to a block estimate. Indicator variograms have been developed for IFe>55%, to assist in determining the "continuity" of low-grade and ore at each of the orebodies; these variographic parameters have been used to define 'classes' for each orebody that express the typical continuity of high grade lenses, in this manner appropriate values for the distance to the nearest sample can be derived for each block estimate. The total number of samples used in an estimate is reflective of the total confidence in the quality of the estimate. However if the ore occurs as thin lenses, then less local samples of ore are likely to be available to service an estimate. Accordingly the confidence attached to thin lenses must be lower than that attached to thicker, more robust ore bodies. Blackwell and Sinclair (1996) proposed the use of the kriging relative standard deviation as an aid to the classification of Mineral Resources, its use here is an attempt to include variographic characteristics into the classification and use them in a manner that does not purely consider variogram range versus sample-block separations. The nested search volumes used to estimate the block grades provide an additional perspective on the data density with respect to the search requirements. At Thabazimbi Mine, the classification has been automated, by defining a set of criteria values for each of the four factors considered in the classification. Values for the factors are determined and compared against a set of critical values that define the classification system.

SRK appreciate the desirability of having a classification system that can be automated. The advantages of such a system lie primarily in the reproducibility of the classification independent of personal sentiment that the Competent Person may harbour at the time of classification. In SRK's opinion the classification system applied at Thabazimbi Mine covers the most salient features that would be required and when the results are examined, these certainly appear reasonable when the sample density distribution is examined as well. One minor observation, for example, is that in the case of the Buffelshoek West estimate, areas of Inferred Mineral Resources occur within largely Measured Mineral Resources. This scenario is unusual in the sense that it implies that within a large area that has been classified as being very well understood, are areas in which the mine staff are unsure that ore may even be present. This type of scenario implies that there may be some requirements to either modify the criteria applied in the classification of the Mineral Resources or to manually modify the classified Mineral Resources, in order to render the classified results more coherent with adjacent blocks. These features aside, the classification system considers a wide spectrum of the most relevant features that deserve consideration in a balanced classification system.

The estimates are based on ordinary kriged estimates of small blocks. In one sense it would be preferable to make use of larger blocks that are more appropriately sized with respect to the drill hole grid spacings. If this were the case, the individual qualities of the block estimates would improve and issues such as conditional bias would be reduced. In mitigation of these effects, these estimates are developed within envelopes that are relatively restrictive with respect to the grade ranges that can physically exist, at least as far as the estimates of iron are concerned.

The real issue of concern with respect to the quality of the estimates centres on some of the deleterious elements, in particular Phosphorous that frequently does not respond significantly to beneficiation, unlike Al_2O_3 and K_2O, which frequently reflect shale components within the iron ore and which often respond very favourably under beneficiation. It is highly desirable to maximise the quality of the estimates of some of these components; SRK note that the variograms of these elements have also been developed from the raw data. In SRK's experience, analysis of components like phosphorous frequently benefit from transformation of the data to a more tractable distribution compared to the usual highly-skewed distribution displayed by these elements.

Mineral Resources defined by Kumba Iron Ore are based on an iron ore quality of at least 55%Fe, appropriate mining and processing methods and a market for the product. SRK understands that Kumba Iron Ore are investigating the application of appropriate economic factors as outlined in the SAMREC Code for the definition of Mineral Resources. The application of economic factors may impact on the quantity of resources. In consideration of the work that is being undertaken and the likely increase in Kumba Iron Ore's iron ore resources from the Phoenix Project SRK has not modified the Mineral Resources stated above.

The Mineral Reserve Statement includes the in-situ material from the Measured and Indicated Mineral Resource categories that has been converted to produce Mineral Reserves. The Mineral Reserves have been developed following an appropriate open pit optimisation and mine design exercise and reflect the material contained with the envelope of the final open pit outline. SRK has differentiated the Mineral Resources in terms of the categories of op1 and op2 to illustrate the likely Mineral Resource converted to Mineral Reserve and remaining Mineral Resource. The converted Mineral Resource is subjected to certain mining loss and dilution modifying factors. The remaining Mineral Resource (op2) principally reflects material that is available beyond the currently accepted final open pit envelope. The TEPs presented as part of this CPR reflect the Mineral Reserves of some 14Mt. There is no material derived from other sources such as modified Inferred Mineral Resource included in the LoM Plan.

Quality Assurance and Quality Control procedures are in SRK's opinion inadequate. Notwithstanding these comments, SRK believes that the Resource and Reserve statements are SAMREC compliant. This is supported by:

- The fact that the laboratory makes use of Quality Assurance and Quality Control procedures in the determination of the final product. It must be noted that the Quality Assurance and Quality Control procedures do have an influence on the Reserve Estimations and the conversion of Resources to Reserves. In addition, sample material is circulated between Kumba Laboratories at Sishen Iron Ore Mine, Newcastle Steel Works and Saldanha Steel in an internal round-robin process.
- Historical mining and reconciliation since 1932, representing 73 years of operation.

The Mineral Resource and Mineral Reserve Statement for Thabazimbi Mine that has been reviewed by SRK is tabulated in Table 4.3.

4.5 Mineral Resources Estimate

Details of mineral resources estimates are contained in Table 4.4.

Table 4.1 Sishen Mine: Mineral Resource and Reserve Statement (1 January 2006)

Mineral Reserve Category[(1), (6)]

	Tonnage (Mt)	Fe (%)	SiO2 (%)	Al2O3 (%)	K20 (%)	P (%)
Proved						
– op1	727	59.04	9.99	2.80	0.42	0.07
Probable						
– op1	294	59.04	11.87	3.00	0.42	0.07
Total[(7)]	**1,021**	**59.04**	**10.53**	**2.86**	**0.42**	**0.07**

Mineral Resource Category[(1), (2), (3), (4), (6)]

	Tonnage (Mt)	Fe (%)	SiO2 (%)	Al2O3 (%)	K20 (%)	P (%)
Measured						
– op1	1,035	58.99	9.99	2.80	0.42	0.07
– op2	443	53.75	17.84	2.35	0.35	0.07
– op3	94	64.93	3.76	1.62	0.20	0.07
Sub-total	**1,571**	**57.87**	**11.83**	**2.60**	**0.39**	**0.07**
Indicated						
– op1	192	57.43	11.87	3.00	0.47	0.06
– op2	287	55.88	14.26	2.61	0.31	0.07
– op3	223	64.72	3.78	1.75	0.19	0.07
Sub-total	**702**	**59.11**	**10.28**	**2.44**	**0.32**	**0.07**
Inferred						
– op1	18	56.43	11.28	2.72	0.38	0.05
– op2	11	55.01	14.97	2.85	0.40	0.06
– op3	153	64.50	4.01	1.82	0.21	0.07
Sub-total	**181**	**63.14**	**5.38**	**1.97**	**0.24**	**0.07**
Total Resources	**2,455**	**58.61**	**10.51**	**2.36**	**0.34**	**0.06**

(1) op1 represents the material within the Final Pit shell (Optimised).

(2) op2 represents the material between the final (optimised) pit shell and the optimistic pit shell (With higher economic assumptions).

(3) op3 represents the material outside the optimistic pit shell, but above 60% that has potential for underground mining.

(4) Fe >= 60% for Main Plant and Fe>=55% for SEP.

(5) Mineral Resources stated as inclusive of Mineral Reserves.

(6) Sishen Iron Ore has a 100% equity stake in Sishen Mine, but a 78.6% undivided share in the Sishen Mine minerals rights. The remaining minerals rights are held by Mittal Steel, which is entitled to 6.25Mtpa of final ore products.

(7) The SRK FM for Scenario II includes: Inferred Resources in the LoM Plan of 17.5Mt from the Sishen Mine Reserve Scorecard File; Selective Mining of 51.2Mt from the SRK Audited Sishen Mine LoM Plan and Various surface stockpiles (SEP 44.4Mt, MP14.5Mt). The Inferred Resources reported have had modifying factors applied to them, such as mining losses and dilution, such that they represent headfeed tonnages and grades.

Table 4.2 Sishen South Project: Mineral Resource and Reserve Statement (1 January 2006)

Mineral Reserve Category[1]	Tonnage (Mt)	Fe (%)	SiO2 (%)	Al2O3 (%)	K20 (%)	P (%)
Proved						
– op1	54	64.80	3.24	0.05	0.10	0.03
Probable						
– op1	11	63.30	3.97	0.05	0.20	0.02
Total	**65**	**64.55**	**3.36**	**0.05**	**0.12**	**0.03**

Mineral Resource Category[1, 2, 3, 4, 5]	Tonnage (Mt)	Fe (%)	SiO2 (%)	Al2O3 (%)	K20 (%)	P (%)
Measured						
– op1	58	65.40	3.24	0.05	0.10	0.03
– op2	31	65.40	3.24	0.05	0.10	0.03
– op3	51	65.40	3.24	0.05	0.10	0.03
Sub-total	**140**	**65.40**	**3.24**	**0.05**	**0.10**	**0.03**
Indicated						
– op1	14	64.40	3.97	0.05	0.20	0.02
– op2	94	64.40	3.97	0.05	0.20	0.02
Sub-total	**108**	**64.40**	**3.97**	**0.05**	**0.20**	**0.02**
Sub-total	**248**	**64.97**	**3.55**	**0.05**	**0.15**	**0.02**
Inferred						
– op3	42	62.00	3.10	0.05	0.19	0.03
Sub-total	**42**	**62.00**	**3.10**	**0.05**	**0.19**	**0.03**
Total Resources	**290**	**64.53**	**3.49**	**0.05**	**0.15**	**0.02**

(1) op1 reflects Mineral Resources used for the definition of Sishen South Phase I.
(2) op2 reflects Mineral Resources used for the definition of the increment between Sishen South Phase I and Phase II.
(3) op3 reflects resources not associated with Sishen South Phase I and Phase II.
(4) Fe >= 60%.
(5) Mineral Resources stated as inclusive of Mineral Reserves.

Table 4.3 Thabazimbi Mine: Mineral Resource and Reserve Statement (1 January 2006)

Mineral Reserve Category[1, 3]	Tonnage (Mt)	Fe (%)	K20 (%)	P (%)
Proved				
– op1	10	64.1	0.15	0.08
Probable				
– op1	4	63.6	0.09	0.04
Total	**14**	**64.0**	**0.13**	**0.07**

Mineral Resource Category[1, 2, 4, 5]	Tonnage (Mt)	Fe (%)	K20 (%)	P (%)
Measured				
– op1	11	62.1	0.15	0.06
– op2	12	62.1	0.15	0.06
Sub-total	**23**	**62.1**	**0.15**	**0.06**
Indicated				
– op1	4	61.6	0.12	0.04
– op2	14	61.3	0.12	0.04
Sub-total	**18**	**61.4**	**0.12**	**0.04**
Sub-total	**42**	**61.8**	**0.13**	**0.05**
Inferred				
– op1	3	61.7	0.11	0.07
– op2	17	60.0	0.11	0.07
Sub-total	**20**	60.3	0.11	0.07
Total Resources	**61**	**61.3**	**0.13**	**0.06**

(1) op1 represents the material within the Final Pit shell (Optimised).

(2) op2 represents the material between the final (optimised) pit shell and the the optimistic pit shell (with higher economic assumptions).

(3) Fe >= 60%.

(4) Fe >= 55%.

(5) Mineral Resources stated as inclusive of Mineral Reserves.

Table 4.4 Iron Ore Mineral Resource Estimate (1 January 2006)

Mineral Resource Category	Tonnage (Mt)	Fe Grade (%)
Measured		
Kromdraai	0.56	60.0
Sub-total	0.56	60.0
Indicated		
Zandrivierspoort	447.00	34.9
Sub-total	447.00	34.9
Total	447.56	34.8
Inferred		
Total	447.56	34.8

5. MINING

This section includes discussion and comment on the mining engineering and related aspects of the LoM plans associated with the Material Properties. Specifically, comments are given on the applicability of the mining methods, rock mechanics and geotechnical considerations, ventilation and the planning process. The mining engineering and related aspects contained in this section support the production schedules, operating costs and capital expenditures contained in the FMs in Section 14.

5.1 Mine Planning Process

The planning process at the Material Properties is dependent upon input from the geology/resource management departments. Responsibility is assigned for addition/revision, and depletion sign-off on the Mineral Resource and Mineral Reserve models, which form the basis for subsequent design and planning and extraction sequencing incorporated into the LoM Plan. In the majority of instances this is completed using a combination of geological modelling, mine planning and production scheduling computer software.

The LoM planning cycle (currently financial year from January to December), following ratification of key input parameters, commences with updating of the Mineral Resource statement allowing for depletion projections, and generation of a SAMREC/JORC compliant statement for 31 December. On completion of this update of the Mineral Resource statement, the planning process commences and comprises:

- Targets, objectives and guidelines that are derived from the corporate headoffice business plans;
- A detailed short-term (one- to three-year) operating plan including detailed mining face positions for surface mine layouts and associated development layouts for underground operations;
- An extension to this short-term plan resulting in a five-year or ten-year plan from which a capital expenditure programme is developed;
- Extension into a full LoM Plan including mining layouts and extraction strategies, which deplete the Mineral Reserve in accordance with the pre-defined strategies.

In conjunction with the above, a detailed (one-year) operating cost budget is subsequently projected and where appropriate modified for the LoM production schedule. The one-year budget is generally prepared on a monthly basis, extending into quarterly periods and annually thereafter. Of critical importance is the utilisation of historical data for dilution and extraction factors and operating costs.

SRK concludes that the LoM planning process and resulting LoM Plans are diligently prepared by competent professionals. SRK considers that the planning process and resulting LoM Plans, as modified and reported herein, generally reflect international practice and are appropriate for the purposes of this CPR.

5.2 Sishen Mine

Mining Methods: Sishen Mine is a large, mature opencast mine established in 1953 to develop the extensive local iron mineralisation and resources in the area. All the RoM ore is beneficiated and, after blending to specification on product stockpiles, is railed to Saldanha Bay for the international export sales markets or inland to the domestic customers. The Mineral Resources and Mineral Reserves have historically been derived from >60%Fe material and lower grade iron ore was stockpiled or classified as waste. An investigation into mining and processing lower grade material has been completed by Kumba Iron Ore and the SEP Phase I is being constructed to process >58.5%Fe material.

The regional topography is flat and access into the pit areas is provided by a number of haul roads that are generally constructed to a minimum width of 30m and at a maximum gradient of 8%. Mining operations are widespread and take place over the full area of the deposit. The pit can broadly be divided into a North, Central and South pit area. Waste dumps are located on the east and west sides of the pit, and some backfilling of mined out pit areas has already commenced in the Central and South pit area. In the longer term a greater opportunity for backfilling exists.

An in-pit crusher located in the North pit area is used to reduce haul distances and crushed ore is conveyed from the in-pit crusher to the beneficiation plant.

Mining benches are cut at 12.5m intervals although smaller equipment has been introduced to enable the mining operation to mine more selectively from the bench and flitches. The mining operation is conducted using a large fleet of conventional open pit mining equipment comprising blast hole drilling rigs, electric face shovels, and 170t and 190t off-highway trucks supported by appropriate ancillary mining equipment. Where appropriate, electric trolley assist for truck haulage is used improving the up-hill truck speeds on in-pit haul roads and roads to the waste dumps. A small proportion of the waste rock can be free dug (16%) but the majority of the rock to be mined requires drilling and blasting. The ore material consists of haematite in enriched banded iron formation. These rocks are very hard and have a high specific gravity. The mining duty is considered to be heavy.

The mining equipment fleet is maintained on an ongoing basis, with interim major overhauls and rebuilds planned during the life of each of the primary units of mining equipment. Provision is made to replace the equipment as justified by higher maintenance costs as each unit ages.

The final pit as planned will require the relocation of certain surface infrastructures due to the expansion of the open pit westwards and a 500m blasting perimeter. The likely costs for infrastructure relocations have been provided for in the capital planning and have been utilised in the open pit optimisation exercises.

Dilution, Mining Losses and Reconciliation: A mining block size of 10m x 10m x 6.25m is used for ore definition in terms of the different material categories used at the mine. These blocks can be aggregated to form a bench of 12.5m in vertical height. A block is classified according to the material type in which the centroid of the block falls. The block includes estimates for dilution and for mining loss only where the centroid of both blocks falls outside the ore zone. Sishen Mine has traditionally used six material codes to derive the Mineral Reserve estimates although product quality algorithms are used to determine the likely product. An allocation percentage is attributed to each of the material codes. The six material type codes include: four for ore to define blocks above and below a grade of 64.5%Fe as well as above and below a phosphorous content of 0.08%; one for the high density (RD>3.6) hangingwall waste and one for the low density (RD<3.6) footwall waste. Dilution and ore loss is incorporated in the two waste material categories where the orebody outline transgresses the block boundary. From reconciliation with the actual plant feed the proportion of these material categories reporting as actual plant feed is quantified and used in defining the Mineral/Ore Reserves. The latest reconciliation indicated that the following proportions report as ore: 100% of the ore blocks with low phosphorous; 58% of the ore blocks with high phosphorous; 25% of the high density hangingwall waste; and 60% of the low density footwall waste. For the latest Mineral/Ore Reserves the material codes have been expanded to some 14 categories principally to include the different combinations associated with introducing the SEP plant and to formalise the contribution from selective mining. In terms of iron ore grades the material greater than 64.5%Fe is planned to report exclusively to the Main Plant whilst material between 61%Fe and 64.5%Fe can be treated at the Main Plant or SEP Plant. Ore with a grade of some 40%Fe to 61%Fe is planned to be treated exclusively at the SEP Plant. These material codes are used in the scheduling algorithms and not all the material that is defined as ore is necessarily treated in the period of the LoM Plan. A certain amount of SEP material located towards the base of the open pit remains at the end of the LoM Plan due to the treatment capacities of the two plants. This indicates the potential for increased SEP production as envisaged by Kumba Iron Ore in the SEP Phase II project for later expansion.

Table 5.1 Sishen Mine: Modifying Factors

Modifying Factor	Units	Value
Ore Loss	(%)	n/a[1]
Dilution	(%)	7.4%

(1) No separate ore loss figure is available as the ore loss is captured as part of the resource definition and the material code allocation percentages are based on a five-year reconciliation.

Mine Planning and Scheduling: Sishen Mine utilises standard industry techniques for the open pit design, scheduling and planning commencing with an open pit optimisation exercise that assists in the determination of the "optimum" pit for design purposes. The optimisation and design process is extensive and incorporates sufficient investigation of technical and economic parameters such as pit slope angles, existing infrastructure, boundaries, ore, stockpile and waste dumps and operating and capital costs. The reserve footprint extends for approximately 12km on strike and up to 3km on dip and ultimately the final pit is expected in parts to be 410m deep.

The open pit optimisation exercise that supports the Mineral Reserves presented in this CPR, are based on the Main Plant (≥60%Fe) ore only. The SEP ore that has been included in the current Mineral Reserve Statement has been derived from the material that exists below this grade but above 58.5% beneficiated Fe and is planned to be processed through the new SEP facility over the life of the Main Plant. The SEP ore was considered as waste type material for this open pit optimisation exercise. The 2006 open pit optimisation exercise will consider the SEP material as ore instead of waste. This should materially increase the size of the optimised pit, hence increase RoM reserves but also increase waste stripping costs.

The current LoM Plan reports a remaining mine life of 24 years, based on the in-situ Mineral Reserves defined and depleted with an existing SEP stockpile of some 44Mt. Sishen is thus projected to be a long life mine. The total anticipated production of ore during the LoM is some 1,200Mt of RoM ore at an overall stripping ratio of 2.8 : 1. A contribution of 670Mt is anticipated from Main Plant ore and 350Mt from SEP ore resulting in total headfeed of some 1,021Mt over the LoM plan. The stockpile of 179Mt accounts for the difference between the RoM and the total plant headfeed. The annual RoM production to the Main Plant is scheduled to increase to some 33Mtpa from the current 32Mtpa from improvements to the process facility leading to product production of some 29Mtpa. The SEP ore is planned to commence production from 2007 leading to a product production of 13Mtpa in 2015. Waste stripping requirements range from some 64Mtpa to 105Mtpa over the LoM Plan. The waste stripping schedule is not undertaken according to minimum requirements and SRK consider that there exists flexibility in the planning requirements. The average stripping ratio is 2.8 : 1 and significantly less than that required (3.4 : 1) before the SEP ore was defined. However, the total material mined increases to some 183Mtpa from 2014 which is some 93Mt (100%) more than historically achieved (90Mt in 2004) and capital is included for additional mining equipment and rebuilds.

5.3 Sishen South Project

Mining Methods: The regional topography is medium to flat in terms of topography and access into the various pit is provided by a number of haul roads to the crushing and screening facility and waste dumps. Mining operations are widespread and have taken place over the full area of the deposit. Production is planned from the four open pits of Welgevonden North, Welgevonden South, Kapstevel North and the Leeuwfontein pit. The Welgevonden and Kapstevel open pits are adjacent and within a strike distance of 4km. Mining benches are planned to be cut at 10m heights but loading can, if necessary, be undertaken on 5m flitch heights. The mining operation is to be conducted using a large fleet of conventional open pit mining equipment comprising blast hole drilling rigs and 100t off-highway trucks supported by appropriate ancillary mining equipment. The smaller sized truck units and comparable shovels and/or front-end loaders have been selected to assist in selectivity and blending requirements as well as the more restricted working areas planned at the base of the final open pits.

All mining equipment is planned to be diesel driven and electrical power is only planned to be installed for de-watering purposes. The equipment complements have been derived through a simulation exercise using the haul parameters derived from the pit optimisation and mine design. The ore material consists of haematite and ironstone in the banded iron formation.

These rocks are very hard, and have a high specific gravity. The mining duty is considered to be heavy. The haul road design is based on ramps of 25m width at Leeuwfontein and 21m at Welgevonden and Kapstevel installed at a 10% gradient. A minimum mining width of 40m is planned and was used in the pit optimisation exercise. A total of three waste dumps are planned at the site and according to common design criteria.

In summary the waste dumps are planned to a maximum height of 40m and at a final slope angle of 18° with the location being adjacent to the open pits but not closer than 100m. Mining operations and maintenance are planned to be owner operated although certain supervision assistance on maintenance will be obtained from the original equipment manufacturer. Workshops and service bays are planned to be installed at site although the reconditioning and repair of components will be undertaken off-of site.

Dilution, Mining Losses and Reconciliation: The modifying factors of dilution and ore loss used as part of the Sishen South open pit optimisation exercise and in the derivation of Mineral Reserves are based on a mining block size of 10m x 10m x 5m. The grade of the mining block is the same as the underlying resource block but at the ore and waste contacts the weighted average grade is calculated. The waste that is incorporated into a reserve block is defined as waste dilution and the quantity of material that does not meet the %Fe criteria defines the ore loss. The cut-off decision is based on achieving the product quality specification for Lump ore and Fine ore rather than those blocks that exceed a certain minimum specification. The average ore loss and dilution factors resulting from the application of this approach to the Sishen South orebodies are given in below:

Table 5.2 Sishen South Project: Modifying Factors

Modifying Factor	Units	Value
Ore Loss	(%)	10.6%
Dilution	(%)	2.8%

Mine Planning and Scheduling: Sishen South have developed the mine design and scheduling aspects of the feasibility study using standard industry techniques commencing with an open pit optimisation exercise to determine the "optimum" pits. The optimisation exercise was undertaken on two areas that encompass the Leeuwfontein project area and the Welgevonden/Kapstevel project areas. The open pit optimisation exercise that supports the Mineral Reserves presented in this CPR are based on Mineral Resources that have been defined >55%Fe ore. The optimisation and design process has been undertaken on a greenfields basis and has used geotechnical slope angles according to the different rock types and lithological units. The geotechnical assumptions are based on the results of test performed on samples and the results of specific geotechnical boreholes. Due to the high rock strength of the material at Sishen South large scale failures are unlikely. Small failures may be associated with the intersection of small scale geological features for which there is currently insufficient structural information to predict. SRK considers that it incorporates sufficient investigation of the technical and economic parameters such as pit slope angles, ore, stockpile and waste dumps and operating and capital costs. The pit shell, at each of the sites, that represented the maximum un-discounted cash flow, was selected as a basis for the mine design.

A computerised scheduling package was used to assist in generating the LoM Plan production profiles. The general methodology of the scheduling was driven by the Lump ore and Fine ore product specification and ore from the various pits and pit benches was blended and/or stockpiled to achieve these qualities. The use of RoM stockpiles is critical to the mining operation supplying product of the correct specification and RoM stockpiles of up to some 0.8Mtpa are built depending on the product qualities derived from the open pit faces. RoM re-handling is consequently planned at 100%. The current LoM Plan reports a mine life of 22 years, based on the Mineral Reserves defined and depleted at present. Sishen South is thus projected to be a long life mine. The total anticipated production of ore during the LoM is 65Mt at an overall stripping ratio of 2.2 : 1. The annual RoM production to the screening plant is planned at 3Mtpa and use is made of a RoM stockpile as a buffer between the open pits. Production is maintained from at least two open pits over the LoM Plan. The majority of the production is obtained from the Leeuwfontein open pit, some 53Mt or 82%. Four interim pits are planned over the life of the Leeuwfontein open pit. Waste stripping requirements range average some 7Mtpa over the LoM Plan.

5.4 Thabazimbi Mine

Mining Methods: Thabazimbi Mine is a mature operation that has been in production since 1934. It uses surface mining methods to produce haematite ore as feed to a beneficiation plant, which produces particularly high specification lump and fine iron ore for steel production. Underground mining operations ceased in 1998 and Thabazimbi Mine now mines entirely from three existing open pits and plans to develop two additional pits during the remaining mine life. Reserves are shown to be fully depleted in 2010.

The deposits are located in mountainous topography, and the hard iron formations constitute the high ridges in the region. Suitable mining haul roads have been constructed to access and develop the deposits and the ore is generally hauled downhill (maximum gradients of 6%) to one of two crushing plants. The haulage distance from the pits to the plants varies between 7km and 13km. Production is currently sourced from the Donkerpoort West, Buffelshoek West and Kwaggashoek East open pits. The Donkerpoort West pit is nearly depleted.

Mining benches are planned at 10m heights. The mining operation is conducted using conventional open pit mining equipment comprising blast hole drilling rigs, electric face shovels and 170t off-highway trucks supported by appropriate ancillary mining equipment. All the rock mined requires drilling and blasting, with the majority of the waste comprising banded ironstone formation. The ore consists of haematite and ironstone within the banded iron formation. These rocks are very hard and have a high specific gravity. The mining duty may be described as heavy.

The mining equipment fleet is ageing, and the majority has been acquired second-hand from Kumba Iron Ore's Sishen Mine. Thabazimbi Mine has implemented a cost effective programme for refurbishing this mining fleet and the production that is being achieved with these units is competitive. The haul road and general housekeeping conditions observed at site were very good.

Within each pit, access is maintained by a single haul road that is located on stable pit walls. In-pit road gradients can be up to 10% and the standard ramp width is 25m.

Dilution, Mining Losses and Reconciliation: The block size used as the basis for ore definition is 10m x 10m x 10m. Ore definitions at Thabazimbi Mine are given in terms of 6 classifications at Donkerpoort and 6 at Buffelshoek totalling 12 principal categories. The categories have different quality parameters associated with them that are carried through using algoritms in the reserving process. Thabazimbi Mine has the benefit of a large amount of historical performance data and reconciliations in which to improve and optimise the ore definitions and beneficiation algorithms. There has also been a focus on improved selectivity at the mine over the last five years and blocks can be categorised in terms of their minimum mining thickness, morphology and the type of loading equipment planned to optimise the ore definitions.

Mine Planning and Scheduling: Thabazimbi Mine utilises standard industry techniques for the open pit design, scheduling and planning commencing with an open pit optimisation exercise that assists in the determination of the "optimum" pit for design purposes. The optimisation and design process is considered by SRK to incorporate sufficient investigation of technical and economic parameters such as pit slope angles, existing infrastructure, boundaries, ore, stockpile and waste dumps and operating and capital costs. The reserve footprint extends over a number of separate areas and ultimately the final pits are relatively shallow and haul distances generally improve as the mountainous deposit is progressively mined.

The open pit optimisation exercise that supports the Mineral Reserves presented in this CPR are based on the >60%Fe ore only. The current LoM Plan reports a remaining mine life of five years, based on the Mineral Reserves defined and depleted at present. Thabazimbi Mine is thus projected to be a short life mine. The total anticipated production of ore during the LoM is some 13.3Mt of RoM ore at an overall stripping ratio of 3.1 : 1. The LoM Plan reflects pits being developed and/or re-opened at Donkerpoort-Nek and Bobbejaanwater. The majority of the LoM reserves will be mined from Buffelshoek West (4.4Mt) and Kwaggashoek East (5.1Mt). In addition to the RoM ore some 1.1Mt is planned to be treated from stockpiles. The annual RoM production to the Main Plant is scheduled to be maintained at some 3Mtpa for the duration of the LoM Plan. Waste stripping requirements decline from some 18Mtpa required in 2006 over the LoM Plan.

Thabazimbi has a number of projects under investigation that may offer the opportunity to extend the life of the operation. These include:

- Recovery of a fines product from tailings materials;
- Re-opening and development of underground resources;
- Processing of the banded iron formation such as that envisaged for the Phoenix Project; and
- Regional exploration drilling.

6. METALLURGICAL PROCESSING

6.1 Introduction

This section includes discussion and comment on the metallurgical processing aspects associated with the Material Properties. Specifically, detail is given on the process metallurgy and process engineering aspects relating to plant capacity, availability and metallurgical performance as incorporated in the LoM Plans.

6.2 Sishen Mine and SEP

Sishen Mine: The original ore handling plant at Sishen Mine was a dry crushing and screening plant commissioned in 1953. In 1963, the first dense medium separation ("DMS") plant, South Plant, was commissioned. The North Plant, with a design capacity of 18Mtpa, was commissioned in 1976. In 1984, it was decided to rationalise production and the South plant was shut down. Four types of hard high-grade ore are presently mined from the Sishen pit, namely massive, laminated, conglomerated and brecciated iron ore. The supply to the primary crusher of a suitable mixture of RoM ore largely controls the chemical quality of the final products. Presently only material with an iron content of greater than 60%Fe is fed to the plant.

Open pit ore is crushed via a primary gyratory crusher and two secondary cone crushers ahead of primary stockpiling. A smaller in-pit gyratory crusher is also available as required. Ore is withdrawn from the primary stockpile and sized into various fractions by washing and screening. Ore in the size range –90+25mm is beneficiated in the coarse dense medium ("DM") drum plant. This circuit also includes a Larcodem dense medium vessel. Ore in the size range –25+8mm is beneficiated in the medium DM drum plant. Fine ore is split into two size fractions, –8+5mm and –5+2mm ahead of beneficiation in the coarse and fine DM cyclone plants, respectively. The –2+0.2mm fraction is forwarded to a new up-current classifier circuit for beneficiation. Product from the coarse drum plant undergoes quaternary crushing and screening to meet product size specifications, whilst the other circuits are correctly sized ahead of beneficiation. In total five products are produced:

- Sishen 66%Fe 27mm Direct Reduction Ore;
- Sishen 66%Fe 25mm Lumpy Ore;
- Sishen 66%Fe 20mm Lumpy Ore;
- Sishen 65%Fe 8mm Coarse Sinter Ore; and
- Sishen 65%Fe 5mm Fine Ore.

Dense medium rejects are stored on waste dumps whilst slimes are stored in tailings dams.

Capacity at the North Plant has been steadily increased to the current capacity of 28 – 29Mtpa.

Considering its age, the plant appears to be in a fair condition, both mechanically and structurally. With normal preventative maintenance and continuation of the refurbishment programmes already initiated, the plant can be expected to operate for the period scheduled in the LoM Plan.

Key historical processing statistics for the Sishen Mine Process Facility are summarised in Table 6.1.

Table 6.1 Sishen Mine: Main Plant Operating Statistics

Description	Units	2001(F)	2002(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Headfeed	(Mt)	30.9	32.0	16.3	32.8	31.8	33.5
Product	(Mt)	26.3	26.8	13.5	27.5	28.8	29.0
Proportion Fine	(%)	33	32	31	30	31	33
Plant Yield	(%)	84	82	83	85	89	82

(F) Financial Year ended 30 June.
(H2) Six months ended 31 December due to the change of Financial Year.
(C) Calendar Year ended 31 December.

The LoM Plan assumes an average RoM throughput of approximately 32.4Mtpa. The LoM yield is projected at an average of approximately 88% to yield total product of 29Mtpa. This is in line with current performance but somewhat higher than that achieved in recent years. The current performance has principally been ascribed to improved ore definition and the implementation of selective mining.

Average product quality achieved in recent years is summarised in Table 6.2.

Table 6.2 Sishen Mine: Main Plant Product Qualities

Description	Units	Fe	SiO_2	Al_2O_3	K_2O	P	Oversize Max	Undersize Max
27mm DR Ore								
2004 – 2005 Average	(%)	66.35%	2.92%	1.20%	0.12%	0.054%	10.6%+27mm	4.3%–13mm
Current Specification	(%)	66.00%	3.70%	1.50%	0.16%	0.057%	15.0%+27mm	5.0%–13mm
25mm Lump Ore								
2004 – 2005 Average	(%)	66.30%	2.90%	1.22%	0.13%	0.055%	6.4%+25mm	4.1%–8mm
Current Specification	(%)	66.00%	3.70%	1.50%	0.16%	0.057%	7.5%+25mm	5.3%–8mm
20mm Lump Ore								
2004 – 2005 Average	(%)	66.33%	2.88%	1.23%	0.13%	0.055%	8.2%+20mm	6.2%–8mm
Current Specification	(%)	66.00%	3.70%			0.057%	20.0%+20mm	9.0%–8mm
8mm CS Ore								
2004 – 2005 Average	(%)	65.85%	3.14%	1.40%	0.16%	0.057%	18.6%+8mm	8.5%–5mm
Current Specification	(%)	65.00%	4.20%	2.00%	0.24%	0.066%	22.0%+8mm	16.0%–5mm
5mm Fine Ore								
2004 – 2005 Average	(%)	65.49%	3.28%	2.08%	0.19%	0.061%	6.5%+5mm	7.0%–0.2mm
Current Specification	(%)	65.00%	4.20%	2.00%	0.24%	0.066%	8.4%+5mm	12.0%–0.2mm

It is evident that all other specifications have generally been met in recent years.

***Sishen Expansion Project*:** Feed to the existing beneficiation plant is restricted to material with a grade of greater than or equal to 60% beneficiated Fe in order to meet the required product specifications. Included in Sishen's growth strategy is the implementation of the brown field Sishen Expansion Project ("SEP") aimed at beneficiating lower grade material in the range of 45% in situ Fe to + 60% in situ Fe to saleable product quality. This results in a significant increase in resource base and utilisation thereof.

Due to high separation densities required to beneficiate such material, DMS as currently employed at Sishen is not a suitable technology. Jigging however, is a viable option and a feasibility study incorporating this technology was completed in January 2005. Project start up is planned for July 2007, with capacity of 10Mtpa saleable product being realised by June 2008 and a further 3Mtpa by 2015.

A commensurate increase in Sishen Iron Ore's allocation on the iron ore export channel capacity from 23.5Mtpa to 35Mtpa is planned.

Extensive laboratory and pilot plant testwork was undertaken through the various phases of investigation:

Pre-feasibility characterisation of stockpile material and mine samples;

- Feasibility characterisation of ten mine samples with confirmatory pilot plant tests; and
- Feasibility optimisation on forty-eight mine samples.

In the interest of sample representivity, significantly large primary samples of up to 3,000t were taken from stockpiles and pit faces for pre-feasibility and feasibility investigations, with 80t primary samples being taken for feasibility optimisation studies. These, in turn, were crushed before secondary samples of approximately 3t each were split out for laboratory testwork.

The testwork programme focused on selection of the best relative cut density, the generation of beneficiation curves for various ore types and stockpiles that could be included in the geological model, prescription of the metallurgical flowsheet and determination of design parameters for engineering design.

A Mineral Density Separator ("MDS") which is essentially a batch jig was used for laboratory characterisation of the various ore types and stockpiled material. MDS results were modified via a standard procedure to allow for process imperfection. Whilst each material type has a unique beneficiation curve, the modified results confirmed that at separation densities between 4.0g/cm^3 and 4.2 g/cm^3, lump and fine product at 64%Fe and 63.5%Fe, respectively, can be produced from feed between 50%Fe and 60%Fe at yields in excess of 60%.

The pilot plant tests were run in two campaigns as certain shortcomings were identified in the initial campaign. The second campaign confirmed the MDS beneficiation algorithms for the coarse and medium jigs but not the fine jig. Medium and fine jig capacity was also shown to be lower than originally anticipated. This was evaluated ahead of detailed design and subsequently a fourth jigging module was included. Pyrometallurgical testwork undertaken on the lump and fine products generally found both to compare well with current Sishen ore.

The SEP product specifications as summarised in Table 6.3 were determined through an iterative process between the resource beneficiation characteristics and market requirements. Laboratory and pilot test results confirmed that these specifications will be met in practice.

Table 6.3 SEP: Plant Product Qualities

Description	Units	Fe	SiO_2	Al_2O_3	K_2O	P	Oversize Max	Undersize Max
Lump Ore								
Sishen Specification	(%)	66.00%	3.70%	1.50%	0.16%	0.057%	6.5%+25mm	10%–8mm
SEP Specification	(%)	64.00%	5.90%	1.50%	0.16%	0.065%	6.5%+25mm	12%–8mm
Sishen Typical	(%)	66.27%	2.93%	1.25%	0.15%	0.055%	6.4%+25mm	6.5%–8mm
SEP Expected	(%)	64.35%	5.50%	1.22%	0.16%	0.063%		
Fine Ore								
Sishen Specification	(%)	65.00%	4.20%	2.00%	0.24%	0.066%	7.5%+5mm	18%–0.2mm
SEP Specification	(%)	63.50%	6.30%	2.00%	0.24%	0.074%	10%+8mm	18%–0.2mm
Sishen Typical	(%)	65.52%	3.26%	1.59%	0.19%	0.066%	5.1%+5mm	8.5%–0.2mm
SEP Expected	(%)	64.37%	5.20%	1.70%	0.24%	0.067%		

Letters of intent from existing Kumba Iron Ore clients support the demand for product of such chemical, physical and pyrometallurgical quality.

The proposed SEP flowsheet and process design criteria largely recognise the testwork findings. RoM ore will be fed to the primary gyratory crusher directly from the mine or from RoM stockpiles. Primary crusher product drops into a rock box ahead of a scalping screen and the secondary gyratory crusher. Scalping screen underflow and secondary crusher product drop into a rock box ahead of conveying to an intermediary stockpile. Material withdrawn from the stockpile is conveyed overland to the closed circuit tertiary crushing and screening plant. Screen underflow is conveyed to two pre-beneficiation blending beds. These principally serve to blend and homogenise the feed ahead of beneficiation. They also decouple the crushing and downstream beneficiation plant which in turn provides a maintenance buffer, improves mining equipment utilisation and allows for continuous feed to downstream beneficiation.

Material reclaimed from the pre-beneficiation blending beds is conveyed to three identical beneficiation modules comprising screening into a coarse (–25+8mm), a medium (–8+3mm) and a fine (–3+0.8mm) fraction. The three fractions report separately to coarse, medium and fine jigging. Product (sinks) from the coarse jigs is extracted via vibrating feeder ahead of screen dewatering and deposition on the lump product bed. Product (sinks) from the medium and fine jigs is extracted via vibrating feeders ahead of two stage screen and bunker de-watering before deposition on the fine product bed. Ore reclaimed from the product beds is conveyed to three existing load out stations for rail despatch to clients.

Waste (floats) from all jigs is dewatered before being conveyed to the discard dump. Each module has a degrit system comprising cyclones and dewatering screens. The –0.8+0.2mm fraction is combined with the plant discard and the –0.2mm fraction is thickened and pumped to tailings.

Presently the design excludes the processing of the –0.8mm fraction through up current classifiers. Such units will be tested and are likely to be included at a later stage.

Certain key aspects did require ratification before finalisation of the design. Firstly, a new generation screen with typical design specifications to those proposed for the SEP was tested in the Sishen washing and screening plant. The top deck did not meet efficiency claims under dry screening conditions. It is believed however, that sufficient screening capacity has been installed in the SEP tertiary crusher plant. This has been confirmed before finalisation of SEP screen selection. Secondly, utilisation of a bucket elevator to extract product from below the jig is more conventional than the proposed utilisation of a screen. Screen extraction has however, been successfully utilised in Australia at industrial scale. Screen extraction was selected on the basis of a visit to such an installation and has been ratified during final design.

Risk mitigation activities confirmed the jig throughput capacities and indicated that an additional jig beneficiation flow line was required to achieve the required product specifications and yields. These changes have been incorporated into the capital and operating cost estimates of the plant.

Annual plant throughput is planned at 15.6Mtpa RoM, comprising 13.3Mtpa low grade material and 2.3Mtpa high grade material at a planned yield of 64% to produce 10Mtpa of product (output relates to the first 10Mtpa expansion). The plant has however, been designed to process 16.7Mtpa RoM at an average design yield of 60% to produce 10Mtpa of product.

6.3 Sishen South Project

Metallurgical testwork was undertaken on drill core samples of the various ore types that will be encountered at the Sishen South deposits. This included the following:

- Crushing testwork;
- Chemical analysis of screen fractions;
- Densimetric analysis of coarse screen fractions;
- Pyrometallurgical behaviour of coarse screen fractions;
- Dewatering characteristics of fine screen fractions; and
- Settling characteristics of slime fraction.

Due to the decision to exclude beneficiation in Phase I of the project, the crushing and pyrometallurgical characteristics are the most relevant to the project. In general the crushing and pyrometallurgical behaviour of the Sishen South products were found to be comparable with those from Sishen Mine.

In the absence of beneficiation, RoM ore will have to be mined at product quality grade and the plant will also have to be fed at product quality grade. Material that does not meet product specification will be stockpiled for blending at a suitable stage, or for processing at such time as a beneficiation plant is introduced to the project.

Current understanding of the geology indicates that the Sishen South deposit comprises high quality, clastic-textured (28.8% of total), laminated (52.9% of total), collapsed breccia (9.8% of total) and conglomeratic (8.6% of total) ores. The laminated and clastic-textured ores are of uniform quality and constitute the high-grade ores (Fe > 65%) at Sishen South, although the laminated ores tend to have a variable P content. The collapsed breccia and conglomeratic ores generally have a lower Fe content and significantly higher SiO_2, Al_2O_3, K_2O and P contents than the laminated and clastic-textures varieties due to higher clay content. Furthermore, the clay content of the Ploegfontein orebody was found to high at greater than 15% compared to levels below 3% in the Leeufontein/ Welgevonden/Kapstevel orebodies. Based on this understanding of the ore types, a number of actions are proposed to ensure that the final products meet the required specifications:

- Inclusion of Leeuwfontein and Welgevonden/Kapstevel resources into Phase I of the project;
- Exclusion of Ploegfontein from Phase I of the project due to an inferior in situ quality in the collapsed breccia ores which are mostly in abundance;
- Exclusion of high clay-bearing ores that would otherwise impact negatively on the levels of contaminants and fines in the products;
- Implementation of effective grade control practices utilising blast hole sampling; and
- Reduction of the interdependence between the pit and the plant and minimisation of variation in plant feed grade by stockpiling and rehandling 100% of RoM ore. Opportunities to minimise the proportion of ore rehandled are however, currently being investigated.

Successful implementation of the abovementioned actions will be important in minimising any risk of not achieving product specifications.

Sishen South product specifications are more in line with SEP product specifications than those of Sishen Mine, as shown in Table 6.4 below:

Table 6.4 Sishen South Project: Plant Product Qualities

Description	Units	Fe	SiO_2	Al_2O_3	K_2O	P	Oversize Max	Undersize Max
Lump Ore								
Sishen Specification	(%)	66.00%	3.70%	1.50%	0.16%	0.057%	6.55%+25mm	10%–8mm
SS Specification	(%)	64.00%	5.90%	1.50%	0.15%	0.057%	5%+25mm	12%–8mm
Sishen Typical	(%)	66.27%	2.93%	1.25%	0.15%	0.055%	6.4%+25mm	6.5%–8mm
SS Expected	(%)	64.89%	4.41%	1.45%	0.10%	0.037%		
Fine Ore								
Sishen Specification	(%)	65.00%	4.20%	2.00%	0.24%	0.066%	7.5%+5mm	18%–0.2mm
SS Specification	(%)	63.50%	6.30%	2.00%	0.24%	0.066%	10%+8mm	18%–0.2mm
Sishen Typical	(%)	65.52%	3.26%	1.59%	0.19%	0.066%	5.1%+5mm	8.5%–0.2mm
SS Expected	(%)	64.19%	4.65%	1.86%	0.14%	0.043%		

Letters of intent from existing Kumba Iron Ore clients support the demand for product of such chemical, physical and pyrometallurgical quality. Aluminium levels are seen as disadvantageous for a stand alone project but should be acceptable when Sishen South product is blended with SEP product.

The proposed grade split between lump and fine ore of 64.0%Fe and 63.5%Fe, respectively, is considered to be conservative. In the event of this not materialising however, the following compensating steps may be necessary:

- Adjust the blend with SEP product at Saldanha to achieve the required combined specification;
- Decrease the specification of the fine ore; and
- Increase feed grade with associated impact on Resource/Reserve.

A review of the LoM mined grade shows an average of 64.3%Fe with occasional spikes above 64.5%Fe on an annual basis. This represents an opportunity to better utilise the resource through alternative scheduling and an improved stockpiling strategy.

The proposed Sishen South flowsheet and process design criteria largely recognise the testwork findings. The Sishen South plant will consist of five integral processing steps, namely primary crushing, secondary crushing, stockpiling, screening and tertiary crushing, product handling stockyard and load out.

RoM ore is dumped via trucks into the primary gyratory crusher. The crushed product reports to a rock box from which it is withdrawn using an apron feeder. Primary crushed product is screened, with screen oversize being fed to the secondary cone crusher. Screen undersize is conveyed directly to the secondary screening plant. Secondary crusher product is conveyed to the intermediate buffer stockpile, from which it is withdrawn for tertiary cone crushing. Tertiary crushing operates in closed circuit with the secondary screening plant. The +25mm fraction is recycled to tertiary crushing whilst the –25+8mm fraction and the –8mm fraction report to the lump and fine product stockpiles, respectively. The products are reclaimed with a single bucket wheel reclaim system and conveyed to a single load out station.

It is accepted that the plant which has been designed for the DSO operation will not be able to process wet or high clay containing ore. The following steps have been taken to lessen the impact of such occurrences:

- Low design utilisation of 64% (5,637 production hours per annum); and
- Over design of screen size by 25%.

Annual plant throughput is planned at 3.0Mtpa RoM at a planned yield of 99.8% to produce 3.0Mtpa of product.

6.4 Thabazimbi Mine

The Thabazimbi process plant originally consisted of a washing and screening operation which was constructed in 1948. Since then, the plant has periodically been refurbished and upgraded. The dense medium drum section was added in 1954 and the cyclone section in 1970.

Generally, only material with an iron content of greater than 60% Fe is fed to the plant. When product quality allows however, a small proportion of lower grade ore at levels as low as 55% Fe is introduced but bypassed around the beneficiation plant. This has significant benefits in the better utilisation of the resource.

Open pit ore is crushed in one of two primary gyratory crushers ahead of stockpiling and conveying to the plant. Ore is sized into various fractions by further crushing, washing and screening. Ore in the size ranges –32+18mm and –18+8mm are beneficiated in static bath DM drums to yield a 62.5%Fe lumpy product. Ore in the size range –8+1mm is beneficiated in DM cyclones to yield a 63.0%Fe fine product. The –1mm fraction is dewatered and added to the fine product. Dense medium rejects are stored on waste dumps whilst slimes are stored in tailings dams.

Plant throughput is largely a function of plant utilisation but also of the feed size distribution. This latter aspect is important, as outside certain limits of the ratio of fine ore to lump ore, one or other of the plant sections will constrain overall throughput. With the present plant, the optimal proportion of fines is estimated at approximately 50%, under which circumstances the plant has a capacity of approximately 3Mtpa RoM feed. Considering its age, the plant appears to be in a fair condition, both mechanically and structurally. A programme of structural refurbishment is in place in poorer areas of the plant. Thabazimbi operate a computerised maintenance management system although this has not yet been fully implemented on the plant. It is considered however, that with ongoing preventative maintenance the plant can be expected to operate for the period scheduled in the LoM Plan without the need for major refurbishment other than that already identified.

Key historical processing statistics for the Thabazimbi Mine Process Facility are summarised in Table 6.5 below.

Table 6.5 Thabazimbi Mine: Plant Operating Statistics

Description	Units	2001[F]	2002[F]	2003[H2]	2004[C]	2005[C]	2006[C]
Headfeed	(Mt)	2.7	2.8	1.5	3.1	3.1	3.0
Product	(Mt)	2.4	2.4	1.3	2.6	2.5	2.5
Proportion Fine	(%)	46	46	46	48	53	56
Plant Yield	(%)	89	87	85	81	83	85

(F) Financial Year ended 30 June.
(H2) Six months ended 31 December due to the change of Financial Year.
(C) Calendar Year ended 31 December.

The LoM Plan assumes an average RoM throughput of approximately 3Mtpa. It is seen that this is accompanied by a sharp increase in the proportion of fines to 57% on average, which exceeds the indicated optimum of 50%. This is largely due to an increase in the proportion of Kwaggashoek ore, which is a lot finer than the other Thabazimbi orebodies. Fortuitously, the fine fraction of the Kwaggashoek ore is relatively clean and can in part be accepted on product beds without beneficiation. Currently approximately half of the Kwaggashoek ore is being screened at the pit. Screen undersize is transported directly to the fine blending beds, whilst screen oversize is combined with the balance of the ore and beneficiated as normal. It is proposed that this practice continue for the remaining LoM and that the plant not be upgraded to handle an increased proportion of fines. There may however, be the need to upgrade the slimes handling capacity to cater for future ores, for which the installation of a high rate thickener is proposed.

The LoM yield is projected at an average of approximately 84%, which is in line with recent achievements and considered to be sustainable on the projected feed ore.

Average product quality achieved in recent years is summarised in Table 6.6.

Table 6.6 Thabazimbi Mine: Plant Product Qualities

Description	Units	Fe	SiO_2	Al_2O_3	K_2O	P
Lump DR Ore						
2004 – 2005 Average	(%)	62.97%	6.45%	0.66%	0.09%	0.028%
Current Specification	(%)	62.50%	6.50%	1.40%	0.16%	0.035%
Fine Ore						
2004 – 2005 Average	(%)	63.71%	5.05%	0.92%	0.14%	0.030%
Current Specification	(%)	63.00%	6.00%	1.40%	0.16%	0.040%

It is seen that product quality has generally been well within specification.

Figure 6.1 Sishen Mine – Main Flowsheet


Sishen Mine -
Main Flowsheet
FIGURE
6.1
SRK Consulting

Figure 6.2 SEP – Main Flowsheet


FIGURE 6.2
SEP - Plant Flowsheet
SRK Consulting
ROM Ore
Primary Crusher
Secondary Crusher
Stockpile
Tertiary Crushing
Screen
Tester Plant
Bed 1
Bed 2
BENEFICATION PLANT
Module 1
Module 2
Module 3
Coarse Jig
Medium Jig
Fine Jig
Fines
Dewatering
Fines de Grit
Thickener System
Process Water System
Slimes Dam
Water Return
To Process Plants
Water
Waste
New HMS/SEP Waste Throw Out
Waste Stockpile
Existing Sishen Plant Waste
To Existing In Pit Stockpile
Lump Product
Fine Product
25x8mm Product
8x3mm Product
3x0.8mm Product
90x0mm
90x25mm
25x0mm
200x0mm
NOTE: 3

Figure 6.3 Sishen South Project – Sishen South Plant


FIGURE 6.3
Sishen South Project - Sishen South Plant
SRK Consulting
ROM Feed Bin
Gyratory Crusher
Surge Bin
Apron Feeder
Belt Conveyor
Screen
Cone Crusher
Belt Conveyor
Stockpile
Pan Feeder (Vibrating Feeders)
Feed Bin
Pan Feeder (Vibrating Feeders)
Cone Crusher (Tertiary)
Belt Conveyor
Screen
Belt Conveyor
Belt Conveyor
Belt Conveyor
Belt Conveyor
Stacker
Bucket Wheel Reclaimer
Stacker (luffing)
Belt Conveyor
Belt Conveyor
Load Out Station

Figure 6.4 Thabazimbi Mine – Process Plant Flowsheet


ROM Ore
ROM Ore
Donkerpoort
Van der Bijl
Primary Gyratory Crusher
Primary Gyratory Crusher
-90 + 32mm
-90 + 32mm
-90mm
Secondary Crushers
Washing and Screening
-18mm
-32 + 18mm
-18mm
-18 + 8mm
-8mm
Thickener
DMS Coarse Drum
DMS Medium Drum
Lump Ore Blending Bed
Waste
Load Out Stations
Fine Ore Blending Bed
Dewatering bunkers
Crushing stage
Fine Ore DM Cyclones
SRK Consulting
Thabazimbi Mine - Process Plant Flowsheet
FIGURE 6.4

7. TAILINGS MANAGEMENT

7.1 Introduction

This section includes discussion and comment on the tailings engineering and related aspects associated with the Material Properties. Specifically, detail and comment is focused on the design, construction, geotechnical integrity, remaining capacity and management practices governing the tailings facilities. Key source data for the review comprised the engineering design constraints, where available, as prepared by the appointed tailings dam review consultants at each of the operations. Site-specific issues are summarised below:

7.2 Iron Ore – Sishen Mine

Sishen Mine currently has four tailings (slimes) dams and one plant waste rock dump. The tailings dams and waste rock dump are situated on near-horizontal ground. The dams contain iron ore washings. All of the dams are operational, and are used on a rotational basis. The waste rock dump is also operational, receiving coarse reject material from the plant.

Currently, each tailings dam has a top operating surface of approximately 700m by 700m, with the total surface area being 195.6Ha. The dams are about 10m high on average. The average monthly tonnage being deposited on to the operating tailings dam is 150ktpm (dry tonnes), which equates to 1.8Mtpa.

The waste rock dump is about 60m high and currently covers an area of about 1km by 0.7km. Coarse waste is fed from the plant on to the dump via a conveyor at a current rate of approximately 360tph, which equates to 3.1Mtpa.

Current Conditions:

- Tailings Dams: The site inspection revealed that the tailings dams appear to be in good condition. No toe-line seepage was noted. The existing freeboard on the dams is good with the minimum freeboard being about 2,5m above current pool levels. Much of the slurry washings consist of clay, noted at about 26% by mass. The clay has exceptional impermeability qualities, which appears to be the main reason why the designed underdrain outlets and toe-line remain dry. Each dam has its own dedicated ringfeed discharge pipeline. This is a 200NB steel line with spigot holes at 1.0m centres. The holes are plugged using timber wedges. The slurry product has a sand fraction of about 17% by mass, which settles out quickly. This sand fraction forms the perimeter section of the beach and is about 50m wide. It is this sand fraction which provides much of the stability to the ring-dyke system of each dam. The balance of the fines consists of silt, equating to about 57% by mass. The dams do have standpipe piezometers installed in-situ.
- Plant Waste Rock Dump: The Sishen waste rock dump is located about 600m N/E of the tailings dam complex and is approximately 60m high. The sides of the dump have a slope angle of about 37°, which is the natural angle of repose of the loose waste rock. Waste rock is delivered to the dump on a conveyor belt system and is end-tipped off the conveyor using a rotatable conveyor section. Visually, the rock varies from about 150mm down to 25mm, although there are areas where a significant amount of fines – down to dust, were noted, hence the reason for erosion seen at the end of the N/W advance. The rock is delivered at about 8,485tpd, which equates to 3,1mtpa. It is estimated that the placed waste rock has an in-situ dry density of about 1,9tpm^3. The dump was inspected for signs of cracking, sliding and toe-line heave. No abnormal signs were observed in this regard. It is concluded that the waste rock dump is in good condition and stable. However, the following is noted: The base of "inner" depositional area is covered with domestic refuse trucked in from Kathu; felled trees have also been placed in the vee area of the dump's footprint; and some erosion was noted along the slope of the western flank and at the end of the N/W advance of the dump. While no signs of instability are currently apparent, it should be noted that the domestic refuse and cut vegetation could cause a rock slide should the thickness of domestic waste become excessive and or become saturated. The top (flat) surface of the dump should be inspected on a weekly basis for any signs of slumping/cracking in the placed waste rock, insofar that the conveyor tipping system is threatened. (Conveyor systems forming waste stockpiles have been known to collapse under sudden differential settlements initiated by sliding.)

Tailings Capacity:

- Tailings Dams: Only one dam at a time is used for slurry deposition. Each dam is continuously used for a period of between 12 and 16 months before switching over to the next dam. Approximately 150 ktpm is presently being deposited on the slimes dams on a rotational basis. The current rate of rise ("RoR") of the operating dam is approximately 1,75m/yr during operations. However, the overall rate of rise of the 4-dam complex is currently 0,44m/yr. No problems are envisaged under the current dispensation. It appears that the average in-situ dry density of the settled tailings is about 2,31tpm^3. (Six near surface density samples were taken for laboratory testing. The results have been meaned, slightly adjusted and incorporated in the model.) The dams do have standpipe piezometers installed in-situ.

Table 7.1 Sishen Mine: Tailings Dam Capacities

Description	Prod. Rate (ktpm)	Final Ht. (m)	Current RoR (m/yr)	Final RoR (m/yr)	Capacity (Mm^3)	Capacity (Mt)	Life (yr)
Four dams (to 2028)	150	22	0.44	0.55	21.2	44.5	24.7
Four dams and cross (to 2028)	150	18	0.38	0.39	21.5	45.2	25.1
Four dams only	150	35	0.44	0.71	39.6	83.1	46.1
Four dams and cross	150	35	0.38	0.44	57.5	120.7	67.1
Four dams (to 2028)	225	29	0.66	0.94	31.6	66.4	24.6
Four dams and cross (to 2028)	225	23	0.58	0.61	32.4	68.0	25.2
Four dams only	225	35	0.66	1.07	39.6	83.1	30.1
Four dams and cross	225	35	0.58	0.66	57.5	120.7	44.7

The foregoing capacities are based on the tailings dams having step-ins (benches) formed at 7m vertical intervals and being 10m wide. This applies to all flanks of the four tailings dams, giving an overall side slope angle of about 18°. Scenarios relating to 50m heights have not been reviewed in depth, as Scenarios 2 and 6 indicate that the respective tonnages can be placed for 67 and 45 years, beyond July 2005. The current LoM ends in December 2028, some 22,5 years earlier. However, based on the above side slope considerations the capacities to 50m in height are as follows: 4 dams only (56Mm3 ~ 117,6Mt) and 4 dams and cross (88,5Mm^3 ~ 185,8Mt). It is likely that if the tailings dam complex rises beyond 35m in height, two dams and the cross may have to be operated simultaneously and that more stringent monitoring will also be necessary.

- Plant Waste Rock Dump: SRK has undertaken an evaluation of the remaining capacity of the plant waste rock dump based on the currently defined footprint area, which is almost square in the direction of current advance. The remaining base area is about 500m by 500m. The dump is currently about 60m high. Based on current geometry the dump has a remaining capacity of about 12,0 Mm^3. At an assumed in-situ density of 1,9tpm^3, the remaining mass volume is 22,8 Mt. At a current delivery rate of about 360tph arising from the plant, it will take 7,25 years to complete. However, with the SEP plant earmarked to come on stream from July 2007, and ramping up to full production by June 2008, the life of the current plant waste rock dump will be less. Taking ramp-up figures into consideration, the existing dump will run out by the end of December 2009. This date assumes that the dump will receive both current and SEP waste; that only the current footprint is used; and that the in-situ density is 1,9t/m^3. In order to further accommodate both current and SEP waste streams till the end of 2028, an additional site will need to be secured. A base area of approximately 267Ha will be needed for the new footprint. This equates to a square base having 1.2km long sides. The dump would have side slopes of 1V to 1,5H and be 60m high. The mass volume of this dump will be about 150Mt ~ 80Mm^3. However, the Mine needs to confirm the actual in-situ density of the waste rock. This should be done on a quarterly basis to monitor trends and to obtain a reliable mean, which can be used to size future disposal zones.

Tailings Cost Review:

- Tailings Dams: With regard to operating cost requirements, an additional ZAR0.45mpa should be budgeted from 2006 onwards. This amount will be necessary to cover step-in formation, the cleaning out of existing drainage trenches in the event that bench penstocks are necessary, as well as installing bench penstocks. General operating costs relating to slimes handling at the plant are already included in the plant budget, in the LoM Plan.

In terms of the capital cost requirements the following is noted:

- If the slimes dams continue along the current sliming philosophy, and the product remains unchanged, new elevated penstocks will be required when the dams reach a height of about 25m. Replacement costs at today's prices are estimated at ZAR2m per penstock. The penstock decant system should incorporate a "2-tower arrangement", as this will provide some flexibility if a tower should fail. The base pipeline to the pump-house is also likely to need replacing. It is estimated that the replacement of the base pipeline and valves will be about ZAR2,5m – an amount of ZAR10,5m should be allowed for capital expenditure in 2032;
- An amount of ZAR0.75m should be budgeted to cover design review costs prior to handling of the SEP (and any other washings) that may arise. The study must focus on the impact of the SEP tailings on the current tailings dam complex, the best means to maintain an ongoing level of stability, as well as maintaining acceptable risk levels against failure linked to Zones of Influence;
- If the design review indicates that the preferred way forward is to incorporate the cross into future sliming operations (current plus SEP); then the Capital expenditure amount indicated by Sishen management should be sufficient to cover the incorporation, this amount being ZAR36m; and
- Plant Waste Rock Dump: In assessing operating costs for the maintenance of the Plant Waste Rock Dump some additional cost is envisaged over and above that allowed in the plant expenditure. This will be necessary for slope configuration using a bulldozer part-time. It is believed that an additional ZAR0.45mpa should be budgeted from 2010 onwards to achieve such aims. Concerning capital cost requirements for the plant waste rock dump, no

immediate capital is necessary. However, for the future expansion of the dump, it is recommended that an amount of ZAR0.05mpHa be set aside for the preparation of the dump base. SRK believes that an area equating to 154ha should be secured for this purpose. SRK also notes that the proposed waste rock dump as indicated on drawing ALL-PPTT-SSS-D-XX Rev RR has a base area of 202ha. SRK calculations show that according to information supplied (i.e. future production of 173Mt till December 2028), a base area of about 154Ha should suffice. The side-slope geometry indicated on the above-stated drawing is good. Therefore, a Capital expenditure amount of ZAR7,7m (say ZAR8m) should be allowed for base preparation. This amount can be phased in equal amounts to years 2008, 2013, 2018 and 2023 – in ZAR2m modules.

7.3 Iron Ore – Sishen South Project

It is noted from documentation provided that it is intended to operate the Sishen South Project on a direct shipping ore basis and for this reason no tailings dams will be required at the Sishen South Project. It is noted that provision has only been made for waste rock stockpiles strategically placed on the site. An initial capital amount of ZAR1m should be budgeted for footprint preparation and thereafter an operating cost amount of ZAR0.25mpa for shaping of the waste rock dumps.

7.4 Iron Ore – Thabazimbi Mine

Thabazimbi Mine currently has four tailings (slimes) dams. These are hillside tailings dams accommodating iron ore washings. Three of the dams are currently operational and one is dormant. The following indicates current conditions.

Table 7.2 Thabazimbi Mine: Tailings Dams, Current Operating Specifications

Description	Prod. Rate (ktpm)	Height (m)	RoR (m/yr)
Dam 1 – Operational	9.6	80	1.57
Dam 2 – Dormant		18	
Dam 3 – Operational	19.4	65	1.56
Dam 4 – Operational	11.0	40	1.56
Total	**40.0**		**1.56**

Tailings Capacity: SRK has reviewed what is perceived to be the remaining current capacity on the tailings dams, based on our site inspection and documentation at hand. During the site visit, a number of near surface in-situ "undisturbed" samples of tailings were taken for laboratory testing. The samples were taken from the beach adjacent to the catwalk on dam 1. Returned results indicate that the finer material in the dam has a near surface in-situ dry density of 1,75t/m^3. This value has been used in the SRK model to determine the RoR and remaining life of the dams. While it is understood that the average tonnage for the past 18 months has been about 23ktpm, the highest monthly value was 42,5ktpm. As the variation spread is large, SRK has elected to use 40ktpm as the baseline value. With the above-stated in mind, the remaining life of the dams is as follows:

- 40ktpm scenario distributed *pro rata* on surface areas – with dam 2 dormant – 5,96 years. Say 6 years (2,86Mt ~ 1,63Mm^3); and
- 40ktpm scenario distributed *pro rata* on surface areas – with dam 2 recommissioned – 6,6 years (3,17Mt ~ 1,81Mm^3).

SRK has selected the preferred rate of rise ("RoR") based on the assumption that no materials characterisation records are available, neither slope stability analyses. From the tables set out below, it can be seen that the recommissioning of dam 2 will provide some respite to the current RoRs, and will also help to lower risk.

Tailings Cost Review: With regard to operating cost requirements, an additional handling cost of ZAR1.75/t of dry solids deposited as presented by Fraser Alexander Tailings is considered a reasonable rate (excludes VAT). This rate includes plant for raising the perimeter paddock walls which is also required. In terms of the capital cost requirements the following is noted:

- Undertake a detailed stability review (piezocone tests as applicable) and report compilation. (Continuation report) on all 4 dams and return water dam. Estimated cost of ZAR0.3m;
- Upgrade the operating manual, including appropriate topographical survey for the existing complex. Estimated cost of ZAR0.275m;
- Upgrade Code of Practice for the existing complex. Estimated cost of ZAR0.075m; and
- Install piezometers, including supervision and survey on all 4 dams. Estimated cost of ZAR0.08m.

A total additional capital cost of ZAR1.1m is estimated.

Table 7.3 Thabazimbi Mine: Tailings Dams Capacities

Description	Dam 2 Dormant			Dam 2 Operational		
	Prod. Rate (ktpm)	Current RoR (m/yr)	Future RoR[1] (m/yr)	Prod. Rate (ktpm)	Current RoR (m/yr)	Future RoR[1] (m/yr)
Dam 1	9.6	1.57	2.15	8.6	1.40	1.92
Dam 2				4.0	1.40	1.73
Dam 3	19.4	1.56	1.73	17.5	1.41	1.56
Dam 4	11.0	1.56	1.75	9.9	1.41	1.58
Total	**40.0**	**1.56**	**1.84**	**40.0**	**1.41**	**1.66**

[1]SRK's preferred RoR is 1.00m/yr and is based on the following:

- No designed under-drains under the current tailings dams;
- Fine (predominantly clay) material seen in the perimeter wall make-up. Operating techniques can be improved; and
- No stability analysis seen at the time.

Until such time as it can be proved through adequate engineering analyses that a higher RoR is not detrimental to the stability of the existing tailings dams, SRK does not advocate a higher RoR. Even our RoR limitations should be reviewed, but for the interim it does set a conservative limit, which will help in lowering the current risk of failure. SRK's RoR recommendation will also bring on stream a new tailings dam which, as we see it, is necessary in lowering risk on the existing tailings dams.

8. ENGINEERING INFRASTRUCTURE AND CAPITAL PROJECTS

8.1 Introduction

This section includes discussion and comment on the infrastructure-related aspects necessary for the execution of the LoM Plans associated with the Material Properties. Specifically, real capital requirements at 1 January 2006 are provided based on estimation, adequacy of design and project development schedules. A general discussion on power generation and distribution, water sourcing, reticulation and planned maintenance programmes is included in Section 8.2. Specific discussion on capital expenditure requirements is included in Section 8.4.

8.2 Engineering Infrastructure of the Material Properties

Engineering infrastructure at the Material Properties includes a wide range of operating technologies. The level of supporting infrastructure and services is dependent on the location of the operation in relation to industrial centres and major access routes.

Mining operations comprise access infrastructure to convey personnel, materials and equipment to and from the working areas and associated services to support mining operations. Surface access infrastructure primarily includes declines. Horizontal access infrastructure include, crosscut haulages, footwall haulage levels, declines/inclines and cross-cuts.

Associated opencast mining-related infrastructure includes ore passes, conveyor belts, crushing stations, ore bins, loading stations, water dams, pump stations, workshops, and power and water reticulation systems. Associated surface infrastructure includes office blocks and training centres, workshops and stores, lamprooms, change houses and accommodation. At the Material Properties there are also a number of service and supply centres. These include major workshops for repair of major plant and equipment.

Surface mining operations are typified by their high degree of mechanisation and relatively high productivity in comparison with their underground counterparts. Access and service infrastructure at Kumba Iron Ore's open-pit operations reflect their scales of operation and location to primary access routes. In all instances however, these are based on the typical requirements for open-pits utilising conventional earthmoving equipment and include primary crushing facilities, RoM and product stockpiling facilities, waste dumps, consumable storage facilities, power generation and reticulation, water storage, workshops, mine offices and accommodation, airstrips and auxilary infrastructure buildings. Generally, considering its age, SRK considers that all surface and underground infrastructure in place is, well maintained and equipped and, in conjunction with planned maintenance programmes and where necessary, remedial action is considered adequate to satisfy the requirements of the LoM plans. Further, the power generation and distribution systems, water sourcing and reticulation systems are appropriate for operations as envisaged in the individual LoM Plans.

Where this is not the case SRK has allocated appropriate capital costs, which have been included in the TEPs as presented in Section 13.

8.3 LoM Capital Expenditure Programmes

The following section gives, where appropriate specific comments on the status of the underground and surface infrastructure, in addition to a breakdown of the total capital requirements of the current LoM Plans. Distinction is made between project capital and on-going capital, whereby project capital encompasses all major items identified for the LoM period. On-going capital is considered to be a provision, based on a historical percentage of operating costs incorporating appropriate modifications for the last two years of operations, thus recognising closure.

Table 8.1 provides the latest project and on-going capital requirements for the Material Properties and regional infrastructure requirements excluding off-mine exploration costs. In preparing the tables the following apply:

- Where appropriate SRK have included additional infrastructure as identified in Sections 5 through to Section 7;
- All capital amounts are exclusive of financing charges and separation costs and unless otherwise stated are considered by SRK to be adequate to meet the requirements of the current LoM Plan;
- The statistical estimate class currently reflects a typical accuracy level of a Class I at –15% to +25%;
- A contingency amount is applied only to the project capital component; and
- Unless otherwise stated all amounts are not attributable and reflect 100% contributions.

8.4 Material Properties

Capital expenditure requirements for the Material Properties are principally aimed at, development projects, expansion projects, mobile fleet replacement, metallurgical plant modifications, installation of tailings dam facilities and infrastructure rehabilitation programmes and other ongoing capital. The total estimated capital expenditure for the Material Properties over the LoM period as given is ZAR12,199m for both Scenario I and Scenario II. The principal components of the current project capital include the following:

- Iron Ore
  - At Sishen Mine the capital expenditure required for the SEP includes crushing, screening, beneficiation utilising jig technology, product handling and load out utilising the existing facility; and
  - The Sishen South Project requires capital for crushing, screening, beneficiation utilising jig technology, product handling and load out utilising a new facility.

Table 8.1 Estimated Real Capital Expenditures – Scenario I and Scenario II

Material Property	Units	Sustaining Capital Real	Project Capital Real	Total Capital Real
Iron Ore				
Sishen Mine[1]	**(ZARm)**	6,968	4,014	10,982
Sishen South Project	**(ZARm)**	288	860	1,148
Thabazimbi Mine	**(ZARm)**	69		69
Total		**7,325**	**4,874**	**12,199**

(1) Includes SEP Phase I.

9. MANAGEMENT AND MANPOWER

9.1 Introduction

This section includes discussion and comment on the human resources related aspects associated with the Material Properties. Specifically, information as provided by Kumba Iron Ore is included on the following: current legislation; the current board, executive and operational management structures; recruitment, training, productivity initiatives and remuneration polices; industrial relations; and terminal benefits liabilities. SRK note that the following section, in certain instances, includes discussion and comment on public domain statements which have been made. Certain aspects of these have been independently audited by various companies, specifically where these relate to compliance with regulatory requirements including the Mining Charter. These items may not be strictly required in respect of compliance with the Listings Requirements or the SAMREC Code. SRK however recognise the increasing importance of these items in respect of the South African Material Properties and specifically in respect security of tenure, and have included disclosure relating to these for this reason.

9.2 Legislation

Since 1995, the South African legislature has enacted various labour laws that enhance the rights of employees. For example, these laws:

- Confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;
- Guarantee employees the right to strike, the right to picket and the right to participate in secondary strikes in certain prescribed circumstances;
- Provide for mandatory compensation in the event of termination of employment for operational reasons;
- Reduce the maximum ordinary hours of work;
- Require large employers, such as Kumba Iron Ore, to implement affirmative action policies to benefit historically disadvantaged groups and impose significant monetary penalties for non-compliance with the administrative and reporting requirements of the legislation;
- Provide for the financing of training programmes by means of a levy grant system and a national skills fund.

The Labour Relations Act regulates the relationship between employers and trade unions, establishes dispute resolution mechanisms, promotes collective bargaining and protects employees from unfair dismissal. Separation may be carried out on the basis of genuine economic, technological, structural or similar needs of an employer. Consultation, with full disclosure of relevant information, is required with trade unions prior to employers effecting separation programmes.

The other major statutes in force in South Africa relating to Human Resources include:

- The Basic Conditions of Employment Act, 75 of 1997, which prescribes minimum conditions of employment, excluding wages;
- The Occupational Diseases in Mines and Works Act, 78 of 1973, and the Compensation for Occupational Injuries and Diseases Act, 130 of 1993, which provide mechanisms for compensating employees who have been incapacitated as a result of injury or disease arising from the performance of work;
- The Occupational Health and Safety Act, 85 of 1993, and Mine Health and Safety Act, 29 of 1996, which impose a duty on employers to provide a safe and healthy working environment;
- The Employment Equity Act, 55 of 1998, which prohibits unfair discrimination and places an obligation on employers to implement affirmative action measures.

The Mineral and Petroleum Resources Development Act, 28 of 2002, and the Broad-Based Socio-Economic Empowerment Charter, developed in terms of the Act, prescribe requirements, *inter alia*, in terms of human resources development, employment equity, housing and nutrition, and community upliftment, all of which inform Human Resources policies and procedures. Compliance with the scorecard against which progress with the Charter is measured, is a pre-requisite for the conversion of old order mining rights to new order mining rights.

Appropriate fora have been established with all representative unions in an effort not only to give effect to the Employment Equity Act and the Charter, as well as to address, through appropriate policies, procedures and structures the total development of human resources. Through a process of consultation and negotiation with regulatory authorities and representative bodies, including organised labour, mine management has initiated various programmes to ensure compliance with the various regulatory statutes. Kumba Resources has informed SRK that the Material Properties are materially compliant with all South African labour legislation, with appropriate exemptions obtained where necessary by agreement with organised labour.

9.3 Industrial Relations

The Material Properties are planned to employ and contract ("TEC") some 4,000 people with approximately 80% being registered members of trade unions. Industrial relations at the Material Properties are managed in accordance with key driving factors. These include the prevailing legislative requirements, regulatory bodies, labour representation including registered and unregistered organisations, collective bargaining arrangements and specific employee/employer agreements.

Historically, trade unions in South Africa have, due to links with political parties, had a significant influence over social and political reform and in the collective bargaining process. Presently the situation is manageable; however it is uncertain whether labour disruptions will be used to advocate such political causes in the future.

Mine management has initiated a process involving all labour representatives (unions and management) to ensure appropriate and timely interaction to resolve industrial relations issues, including communication, consultation and collaboration, bonus allocation and policies and procedures. Depending on fluctuations in international commodity prices and exchange rates, future workforce reductions may be required. In this instance SRK consider that appropriate procedures are in place and, other than periodic action during wage negotiations, industrial relations risks are manageable.

9.4 Board, Executive and Management Structure

The Board of Kumba Iron Ore will comprise both executive and non-executive directors. The governance structure of Kumba Iron Ore will be similar to those used in Exxaro. Kumba Iron Ore will fully subscribe to the regulations of the Companies Act, 1973, and the King II Code of Corporate Governance.

9.5 Recruitment, Training, Productivity Initiatives and Remuneration Policies

Recruitment, Training, Productivity Initiatives and Remuneration Policies are in general, typical of operating practices and strategies as implemented within the South African mining industries:

- **Recruitment:** Recruitment policies are in line with the standard procedures within the South African industries;
- **Training:** Managerial training initiatives have focused on the development of both technical and managerial skills of senior and middle management. At the operational level training initiatives include mine managements commitment to the Adult Basic Education and Training ("ABET") initiatives, as well as accredited technical operational and safety training;
- **Productivity Initiatives:** Mine management continually review and implement productivity initiatives which are in line with the standard procedures within the mining industry and reflect the operational conditions and remuneration policies within the individual labour markets; and
- **Remuneration Policies:** Remuneration policies are in line with the standard operating practices within the South African mining industry and levels generally comply with industry-wide salary scales. In addition to basic components, employees receive additional entitlements, which are related to accommodation, medical and employee benefit plans in the form of pension/provident schemes.

In addition to the above and subsequent to the various re-engineering programmes undertaken since 1998, Kumba has, through a series of initiatives, developed various staff development and motivation programmes within a streamlined organisational structure. These initiatives include:

- The retention and development of high quality personnel through comprehensive organisational planning;
- The enhancement of strategic leadership through leadership development programmes, seeking to enhance the skills of individuals capable of achieving and maintaining competitive advantage;
- Improvement in the competency of operational staff by means of Mining Qualifications Authority accredited learning initiatives;
- Development of a performance – reward culture for management and specialist staff, where commensurate compensation accompanies the achievement of measured results through an integrated performance system.

9.6 Organisational Structures and Operational Management

Kumba Iron Ore has informed SRK that, on completion of the Transaction, Kumba Iron Ore will, in the short term, continue with the organisational structure as indicated in Figure 1.2. In effect this will include the Kumba Iron Ore board, supported by various corporate services; the individual commodity business units and operational management at the various Material Properties. The TEPs as presented in this report do not assume any fundamental change to this structure, however SRK notes that it is likely that Kumba Iron Ore will revisit this structure and associated costs in line with future requirements of its operational portfolio.

Table 9.1 Historical and Current Workforce Deployment for the Material Properties

Material Property[1]	2001 (No.)	2002 (No.)	2003 (No.)	2004 (No.)	2005 (No.)
Sishen Mine	3,025	3,047	3,061	2,996	3,034
Thabazimbi Mine	946	933	910	889	848

(1) Includes all employees and contractors and generally based on those included in the safety statistics.

Table 9.2 Historical and LoM Productivity Statistic

Material Property[1]		2001	2002	2003	2004	2005
Iron Ore						
Sishen Mine	(TEC/Mt-treated)	97.8	95.4	94.0	91.4	95.3
Thabazimbi Mine	(TEC/Mt-treated)	347.8	338.0	297.4	287.7	277.1

9.7 Terminal Benefits

The total terminal benefits liability ("TBL") for the Material Properties has been determined by consideration of the TBL as at 1 January 2006 and the various employee requirements of the LoM profiles as included in the various operating options. The amounts stated as TBL(2) in Table 9.3 does not however allow for increased length of service over the various LoM plans and assumes that the current unit TBL per employee is equally applicable on closure. The TBL has been included in the FMs as presented in Section 14 of this CPR.

Table 9.3 Material Properties Terminal Benefits Liabilities

Ope Unit		Terminal Benefits Liability(1) (ZARm)	Terminal Benefits Liability(2) (ZARm)
Iron Ore			
Sishen Mine	(ZARm)	54	126
Thabazimbi Mine	(ZARm)	14	36
Total	**(ZARm)**	**68**	**162**

(1) TBL estimates as at 1 January 2006.

(2) TBL estimates assuming execution of current LoM Plans.

10. OCCUPATIONAL HEALTH AND SAFETY

10.1 Introduction

This section includes discussion and comment on the occupational health and safety related aspects associated with the Material Properties. Current and historical occupational health and safety statistics are presented with discussion on the more significant measures in progress to deal with identified risks, including risk management and occupational health and safety measures.

10.2 Occupational Health and Safety Management

Health and safety management of the Material Properties is focused on the development of company wide health and safety policies, taking cognisance of the legislation and regulatory environment. Kumba Iron Ore Health and Safety policies are broadly aligned and state that Kumba Iron Ore will endeavour to:

- Comply with all applicable laws, regulations and standards and where adequate laws do not exist, develop and apply standards that reflect Kumba Iron Ore's commitment to safety and health;
- Manage risk by implementing systems to identify, assess, monitor and control hazards and to review performance;
- Maintain a consultative process with employees through Health and Safety Representatives and Committees in all aspects related to safety and occupational health;
- Provide employees with information, instruction, training and supervision which is necessary to enable them to perform their work safely and without risk to health;
- Actively practice a comprehensive Risk Management Safety Programme aimed at continuous improvement of safety and occupational health;
- Protect property, equipment, materials and natural assets from damage by fires, explosions, pollution, contamination or any other down grading incident
- Support relevant occupational health and safety research;
- Actively participate in the Environmental Management Programmes and compliance with the requirements of Nuclear Licences;
- Keep abreast of new developments and technology.

Kumba Iron Ore has informed SRK that all health and safety departments adhere to both the provisions of the Mine, Health and Safety Act and the Minerals Act with full-time, as well as part-time safety representatives employed at all the Material Properties. Managerial instructions, emergency procedures and codes of practice are reasonably in place. Specific health and safety hazards identified include water, dust, fire, seismicity and falls of ground, explosions, insufficient emergency power equipment and occupational hygiene issues.

10.3 Legislation

Occupational health and safety is provided by various regulatory bodies and mining and labour legislation. In general these are well-established, and in conjunction with management's operating policies, form the cornerstone of occupational health and safety management.

10.3.1 South Africa

For many years, the safety of people working in South African mines and quarries was controlled by the Mines and Works Act, 1956, and subsequently the former Minerals Act which was replaced by the Minerals and Petroleum Resources Development Act, 28 of 2002. Several incidents in mines in recent years indicated that this legislation needed to be updated and revised. The findings of the Leon Commission of Inquiry into Health and Safety in the Mining Industry in April 1994 led to the drafting of new legislation, which resulted in the Mine Health and Safety Act, 29 of 1996, which has subsequently been amended by Act, 72 of 1997, or the Mine Health and Safety Act.

The Mine Health and Safety Act was the result of intensive discussions and consultations between Government, employers and employee representatives over an extended period of time and came into force on 15 January 1997. The objectives of the Mine Health and Safety Act are:

- To protect the health and safety of persons at mines;
- To require employers and employees to identify hazards and eliminate, control and minimise the risks relating to health and safety at mines;
- To give effect to the public international law obligations of South Africa that concern health and safety at mines;
- To provide for employee participation in matters of health and safety through health and safety representatives and the health and safety committees at mines;
- To provide for effective monitoring of health and safety conditions at mines;
- To provide for enforcement of health and safety measures at mines;
- To provide for investigations and inquiries to improve health and safety at mines;
- To promote:
  - a culture of health and safety in the mining industry;
  - training in health and safety in the mining industry; and
  - co-operation and consultation on health and safety between the State, employers, employees and their representatives.

The Mine Health and Safety Act prescribes general and specific duties for employers and others, determines penalties and a system of administrative fines, and provides for employee participation by requiring the appointment of health and safety representatives, and through the establishment of health and safety committees. It also entrenches the right of employees to refuse dangerous work. Finally, it describes the powers and functions of a mine health and safety inspectorate and the process of enforcement. It is anticipated that mining companies will incur additional expenditures in order to comply with the legislation's requirements. Provided Kumba Iron Ore maintains material compliance then SRK considers that such additional expenditures is unlikely to have a material adverse effect upon Kumba Iron Ore, although there can be no assurance of this.

10.3.2 Historical Safety Statistics

Table 10.1, Table 10.2 and Table 10.3 contain information on historical safety statistics.

Table 10.1 Historical Safety Statistics – Fatalities

Operation(1), (2), (3)	2001 (No.)	2002 (No.)	2003 (No.)	2004 (No.)	2005 (No.)
Sishen Mine	NR			1	1
Thabazimbi Mine	NR	1			

(1) Fatalities are all measured per million man-hours worked.

(2) Totals are estimated from weighted TECs as presented in Table 9.1.

(3) NR = Not Reported.

Table 10.2 Historical Safety Statistics – Fatality Rate

Operation[(1), (2), (3)]	2001 (No.)	2002 (No.)	2003 (No.)	2004 (No.)	2005 (No.)
Sishen Mine	NR			0.02	0.02
Thabazimbi Mine	NR				

(1) Fatality rates are all measured per million man-hours worked.

(2) Totals are estimated from weighted TECs as presented in Table 9.1.

(3) NR = Not Reported.

Table 10.3 Historical Safety Statistics – LTIFR[(1), (2), (3), (4)]

Operation	2001 (No.)	2002 (No.)	2003 (No.)	2004 (No.)	2005 (No.)
Sishen Mine	NR	0.85	0.48	0.53	0.29
Thabazimbi Mine	NR	0.42	0.36	0.29	0.19

(1) LTIFR = Lost Time Injury Frequency Rate.

(2) LTIFR rates are all measured per million man-hours worked.

(3) Totals are estimated from weighted TECs as presented in Table 9.1.

(4) NR = Not Reported.

11. ENVIRONMENTAL MANAGEMENT

11.1 Introduction

The following section includes discussion and comment on the environmental management aspects of the Material Properties. Specifically, comment is included on the status of environmental legislation applicable to the Material Properties; compliance with legislation and environmental authorisations; environmental policies and management at the sites; key liabilities and risks over the life of the operation for each site; and decommissioning and closure liabilities and risks.

This section of the report is based on: discussions with relevant staff at the site; review of environmental and social documentation; closure liability documentation; and site visits to inspect surface infrastructure at key sites. For the purposes of this section a liability (refer to Table 11.1) and risk are defined as follows: a liability can be assigned a monetary value to be included in the financial model (e.g. costs associated with new storm water containment) and a risk involves too much uncertainty to enable cost predictions to be made (e.g. possibility that more stringent requirements will be imposed by the regulator in the future). Risks or liabilities that would generally be addressed in terms of accepted environmental practice and that do not have significant cost implications have not been discussed. Comments are made relating to the nature of the risk/liability, the level of uncertainty and the manner in which it has been addressed. In some instances, SRK has suggested a sensitivity contingency for items that are not clear liabilities but where a preliminary cost estimate can be given to the potential risk. Without a detailed costing exercise, these values should be used to test the sensitivity of the financial model only and not taken as firm liabilities.

For the purposes of this study, the criteria used for assessment purposes are those required by relevant host country legislation and generally accepted practice in the mining industry of the host country. In line with the Sustainable Development concept of the triple bottom line, social and economic issues have also been discussed where relevant.

11.2 Legislation

11.2.1 South Africa

National Environmental Management Act (107 of 1998) is regulated by the Department of Environmental Agriculture and Tourism ("DEAT"). This overarches South African environmental legislation and lays down basic environmental principles including: Duty of Care, Polluter Pays and Sustainability.

Mineral and Petroleum Resources Development Act ("MPRDA") as regulated by the Department of Minerals and Energy ("DME"). Replacing the Minerals Act, 1991, it aims to provide for equitable access to, and sustainable development of, the nation's mineral and petroleum resources. Regulations provide procedures for undertaking environmental impact assessments ("EIA"), including public involvement and development of environmental management programmes ("EMP") for the construction, operation and closure of mines. The DME must ensure other regulatory authorities with an interest in the environment are consulted. In summary, the EMP contains the environmental conditions of authorisation for the development, operation and closure of a mine. Existing mines should have an approved environmental management programme report ("EMPR") in terms of the Minerals Act, 1991. The MPRDA provides transitional arrangements for converting old order mining rights to new order mining rights by 31 April 2009. A key requirement for new mines or for the conversion process is the need for a social and labour plan, a mining works plan, proof of technical and financial competence, as well as an approved EMP.

Mine Health and Safety Act (Act 29 of 1996) as regulated by the DME: This Act deals with the protection of the health and safety of persons in the mining industry but has some implications for environmental issues due to the need for environmental monitoring within mine operations and maintenance of mine residue deposits.

National Water Act (36 of 1998) ("NWA") as regulated by the Department of Water Affairs and Forestry ("DWAF"): The Act stipulates that water uses (abstraction, storage, waste disposal, discharge, removal of underground water and alternation to watercourses) must be licensed. The Act also has requirements relating to pollution control, protection of water resources (specifically for mines, there is a specific regulation known as GN 704), dam safety and water use tariffs.

Atmospheric Pollution Prevention Act (45 of 1965) ("APPA") as regulated by DEAT. This Act allows for emissions from scheduled processes to be controlled by means of a registration certificate. Examples of such processes would be smelters, furnaces, acid plants or roasters. The Act is outdated and will be replaced shortly with the National Environmental Management: Air Quality Act (39 of 2004), which has not yet been brought into effect.

Environment Conservation Act (73 of 1989) ("ECA") as regulated by the DEAT, DWAF and relevant provincial departments. In most cases the Act's requirements are covered by the MPRDA, however, this must be agreed with the relevant authorities and general legal consensus is that both Acts must be complied with, though a single EIA process can be used. Certain beneficiation operations that are separate from working mines may fall under this Act. Section 24 of NEMA and associated new regulations will shortly replace the ECA provisions. The ECA also requires domestic or industrial waste sites to be permitted.

National Heritage Resources Act (25 of 1999) as regulated by South African Heritage Resource Agency or Provincial Authorities. This Act controls sites of archaeological or cultural significance. Such sites must be investigated and, if necessary, protected for the nation. Procedures for the relocation of graves are also given.

Hazardous Substances Act (15 of 1973) as regulated by the Department of Health. The Act deals with the declaration of hazardous substances and control of declared substances. It allows for regulations relating to the manufacturing, modification, importation, storage, transportation and disposal of any grouped hazardous substance including asbestos, hydrocarbons, PCBs, etc.

ECA, Forest Act (84 of 1998), Provincial Nature Conservation Acts and other Ordinances as regulated by Provincial Conservation Authorities. The Act ensures protection of certain species of animals and plants. Permissions to move protected species are required in certain cases.

National Nuclear Regulator Act (46 of 1999) as regulated by the National Nuclear Regulator ("NNR"). Certificates of Registration ("COR") are required for radiation sources above a certain threshold. The COR will specific monitoring, assessment and reporting requirements.

Mining practices in South Africa are such that whilst individual operations are usually materially compliant, strict legal compliance can seldom be demonstrated and is rarely enforced by the relevant regulatory authorities. Where minor/nominal non-compliance occurs, this is generally not considered material to the continuation of future operations. In cases where regulatory authorities are concerned about particular non-compliance issues, a negotiated realistic way forward is usually agreed upon.

Environmental liability provisioning in the South African mining industry is a requirement of the MPRDA and must be agreed with the relevant regulatory authorities (mainly DME and DWAF). Based on South Africa's requirements, and for existing mines (different for new mines), monies are accrued annually in a trust fund based on the estimated environmental rehabilitation cost should the mine have to close immediately divided by the operating life of a mine. The South African Revenue Services approves such contributions as there is a tax benefit. For new mines and some older mines, additional bank guarantees, corporate guarantees or insurance policies may be required.

11.3 Kumba Iron Ore Corporate Sustainability

Corporate responsibility is governed by a sustainable development framework. Twenty elements were identified as being of crucial importance to minimise the negative impacts of Kumba Iron Ore operations on its environment as well as enhancing the positive contributions it makes to local community development.

11.4 Sishen Mine

11.4.1 Introduction

Iron ore is mined by means of extensive open pits extending approximately 12km in length. Sishen Mine, located in an arid region of the Northern Cape, receives a relatively low rainfall of 350mm/annum. Three towns have developed around the mine, primarily for the housing of mine employees. A number of small mines are located in this part of the Kalahari. The aridness of the region limits surrounding farming activities to sheep and cattle farming. The area behind the town of Kathu is one of the largest remaining populations of the camel thorn tree and is considered an area of natural heritage. The Gamagara River is located to the south of the mine, however, it has been more than 20 years since this river flowed.

11.4.2 Environmental Compliance

The Mine operates under an approved EMP (July 2002), with four approved addenda for the expansions or operational changes recently made. The DME has not requested that the Mine converts the EMP to meet requirements of MPRDA. Existing water uses on the mine have been registered. An application for a water use licence was made at end of 2004, however DWAF keeps requesting additional information and appears unable to make a decision on the information to be included in the application. The SEP has not been included in the application, however, DWAF has indicated that this can be addressed through a "letter type" report. The mine is currently operating under 1956 Water Act permit that has no expiry date. The Mine operates a certified ISO 14001 (certified 2001) EMS. Historically, the Mine has undergone external bi-annual surveillance audits however, the Mine has determined that this is too frequent and is moving to annual audits, with ongoing internal audits through out the year. The Mine undertook an enviro-legal audit during 2004. The aspects identified were rated from 1 to 4 with 1 being low risk and 4 being high risk. The aspects that have not yet been closed out and have a rating of 4 include: the impacts that de-watering of groundwater has on stakeholders and the effect of increasing de-watering impact in future on alternative land uses; non-compliance with GN 704; the impact of dust pollution on air quality and non-compliance with waste management legislation.

11.4.3 Environmental and Social Management

Sishen Mine employs a number of personnel whose key performance area is environmental management. The primary person responsible for management is the environmental manager who reports to the SHEQ manager. The environmental manager has a technician, an ISO 14001 co-ordinator and a professional in training who report to him. The Mine also employs two other ISO 14001 co-ordinators who report to the engineering and mining managers, respectively. Social management is the responsibility of the Manager Sustainable Development.

The operational environmental budget for the facility is approximately ZAR14mpa. This includes a contribution of ZAR6m to the rehabilitation trust fund, ZAR3.5m for ongoing soil remediation, approximately ZAR0.5m for HQ SHEQ costs and the remainder utilised for rehabilitation experiments, monitoring, ISO audits, etc. SRK is of the opinion that the budget (ZAR4m) for the daily environmental management of the Mine is sufficient.

11.4.4 Environmental Issues

Rehabilitation of waste rock dumps: The waste rock contained in the 39 large waste dumps is inert, non-acid forming and other than suspended solids, does not produce a contaminated seep. Historically, dumping was by end-tipping resulting in the creation of slopes at a natural angle of repose (37°). This slope is difficult to rehabilitate as vegetation cannot easily traverse this slope. The DME may also consider them to be potentially unstable. Furthermore, water runoff from the slopes leads to significant erosion. This has been partially rectified via an internal directive to construct the dumps with a series of benches. Originally bench widths were 20m, however this was increased to 30m in the 1990s and 45m in 2000. This has reduced the overall slope angle, but slopes between benches are still at 37°. Low rainfall limits vegetation growth, further hampering rehabilitation efforts. The Mine is currently experimenting with various rehabilitation options including reducing slope angles and the inclusion of various soil ameliorants. Early indications are that the difference in successful vegetation cover between a slope of 18° and 30° is minimal but the latter is impractical as plants still have difficulty taking root on the slopes. Therefore, if the DME indicates that stability is a problem, the Mine will re-profile the slopes to 24°. This slope angle allows vegetation to comfortably take root, provide for adequate cover and reduce risks associated with stability. However, it still does not increase the plant footprint to the extent that would occur if slopes were re-profiled to 18°. Currently, the Mine has no provision for dump rehabilitation in its closure budget, as it is still awaiting the results of the vegetation experiments. If it is determined that the slopes need to be cut back from the angle of repose, SRK estimates that the rehabilitation will cost the Mine in the region of ZAR150 – 200m.

Backfilling of Pits: The EMPR commits the Mine to returning 50% of the waste rock to the pits at the end of the life of mine. While the Mine is partially compliant with this commitment, a backlog has developed as grade control dictates that the pit remains open as long as possible. This gives the Mine three options for ongoing management: firstly, the mine plan will need to be revised to optimise ongoing operational backfilling; secondly, motivation will need to be made to the DME on why backfilling is not practicable; or thirdly provision in the order of ZAR100 – 150m will need to be included in the closure liability to backfill and rehabilitate the final surface. As a final decision on how this will be managed has not been made, SRK has included this provision as a sensitivity contingency.

Hazardous Material Handling: Historically, hydrocarbon housekeeping management has been poor resulting in the contamination of the soils around the workshops, service and fuel stations and around the High Energy Fuel ("HEF") plant. To date the Mine has spent ZAR3m on rehabilitating the soils and it estimates that rehabilitation of the remaining contamination will amount to ZAR12m. It is expected that this will be a once-off cost as oil handling has been improved through the implementation of new housekeeping procedures.

Radioactive Sources: Some of the instrumentation in the plant is radioactive. These instruments are managed by an operator licensed to handle radio-active sources. At the end of the life of the equipment, the radio-active sources are disposed of by the Nuclear Energy Corporation (of South Africa). It is understood that a provision for disposal has been made in the closure costing.

Water Contamination: No contamination, other than suspended solids is evident around the waste rock and tailings dumps. Although, the Mine produces a relatively high sediment load, the lack of surface water in the vicinity of the Mine means that the sediments drop onto surface where the runoff evaporates. The use of explosive has led to slightly elevated nitrate levels around the waste rock dumps, however SRK understand that these do not pose a significant risk.

The plant utilises approximately 1Mm^3/year of treated sewage effluent during the washing process resulting in an effluent containing residual nitrates that is disposed on the tailings dams. This has also resulted in a non-significant increase in nitrates in the groundwater above background but still within DWAF's drinking water guidelines.

Groundwater in the vicinity of the hydrocarbon spills is contaminated with hydrocarbons, however, migration of this plume is limited by groundwater extraction ahead of mining. As the de-watering boreholes supplying town are a significant distance from the source of contamination, there is a low risk that the town's water supply will be contaminated.

Water Management: Sishen Mine is partially GN 704 complaint and has implement infrastructure to separate clean and dirty water, where practical. Where not compliant, the Mine has either requested exemption or is implementing management practices to become compliant. The majority of process water is sourced from the de-watering boreholes with make up obtained from the sewage plant. When necessary, water is abstracted from the Vaal – Gamagara pipeline. If there is a surplus, historically the Mine has discharged the portion not supplied to the local towns, into a canal which flows towards the Gamagara River (the Mine has permit to discharge to the river). However, the water typically evaporates before it reaches the river. As the contamination load in this water is low, it is not expected that the area where evaporation occurs has led to significant soil contamination. The Mine has recently reached an agreement with DWAF, that any surplus groundwater will be pumped to the Vaal – Gamagara pipeline.

Dewatering: It has been determined that the Mine has created a dewatering cone that has extended approximately 10km to the south of the Mine, impacting on local farmers water supply. This has resulted in the Mine now being required to supply one farmer with a tank full of water on a daily basis and to pay the difference in costs between abstracting groundwater and pumping water from the Vaal – Gamagara pipeline for another farmer. The Mine has an agreement that it will assist the remaining three farmers "as and when required" (although, there does not seem to be a definition of 'as and when required'). The Mine is investigating whether a dewatering plume has developed on the northern and western side of the Mine (studies indicate that there is no dewatering cone on the eastern side as it is limited by a significant dyke). Given that the groundwater in the vicinity of the Mine is relatively compartmentalised, the geology of the northern and western side indicates a low potential for the development of a significant de-watering cone.

Soil Contamination: Aside from the areas contaminated by hydrocarbons, the Mine reports that the soils around the ammonia nitrate stores have been contaminated during product handling and from spills and accidents. The area is relatively small and does not represent a significant liability.

Sinkhole Formation: The dolomites underlying the ore body have the potential to form sinkholes. Mining activities have opened a large sinkhole in the South Pit that requires backfilling during the mining process. The Mine has not undertaken any geotechnical investigations to determine areas of potential sinkhole formation, however, Sishen is aware of exploration drilling core losses indicative of potential sinkhole formation. These potential sink holes are relatively small and are all within the mining area. Therefore, aside from a safety risk, these sinkholes do not pose a risk to the surrounding communities.

Waste Handling: Historically the Mine has operated a domestic waste dump in the Mikrogolf area. This dump has recently been permitted by DWAF, however, the Mine is in the process of closing the dump, as the space is needed for the disposal of waste rock. It is not foreseen that there will be any problems with this closure plan, although the Mine will have to obtain closure in terms of Section 20 of the ECA.

Air Emissions: Dust emissions from the Mine are currently a nuisance to the local community with dust being generated in the pit, on haul roads and in the plant. The Mine has implemented dust control measures, such as the use of hydrophilic chemicals at the crushers and Dust-a-Side on the haul roads. With appropriate management this does not pose a significant risk.

Community Relationships: Sishen has finalised its social and labour plan. The Mine operates two community development projects that are expected to become sustainable in time. The first is the employment of redundant farm workers to remove an intruder plant from the Mine and the surrounding Ferroland farms. Sishen has supplied equipment and training to the farm workers. The wood is used to manufacture charcoal, while the wood chips are sold to the Mine for use as organic material during the rehabilitation of the dumps. The second project is the establishment of the Tshipi development centre in conjunction with the Department of Labour. Tshipi focuses on equipping members of the local community (as well as members of the defence force and correctional services) with a trade skill. A portion of the profits generated by those trained is channelled back to the centre.

Closure Planning and Costing: Closure planning is limited to that covered by the EMPR. The Mine has estimated its liability for immediate closure to be ZAR196m. SRK is of the opinion that the provision is adequate for the work for which it is allocated. This does not allow for any provision for rehabilitation of the waste rock dumps, nor for backfilling 50% of the pit (see above).

11.5 Sishen South Project

11.5.1 Introduction

The Sishen South project is located south west of Postmasburg on land that has previously been under extensive agricultural production involving small stock grazing on natural veld. To date, the only infrastructure on site is that associated with exploration drilling (offices, core shed and old drill sites). Observations on site indicate that all old drill sites have been well-rehabilitated by ensuring that all visible surfical hydrocarbons have been removed and vegetation re-established in the disturbed areas.

11.5.2 Environmental Compliance

As the operation is still in the planning stage, limited authorisations have been received. These are limited to permission for:

- Construction of a water pipeline and pump station;
- Construction of a railway line and service road;
- Construction of a new road to Witsand and access road to Kameelhoek.

It is understood a scoping report, an EIA and an Environmental Management plan in accordance with the requirements of the MPRDA are currently being prepared. It is SRK's opinion that this is in compliance with the requirements necessary to get the environmental authorisations required to continue with the project. It must be noted that although the correct process is being followed, it does not necessarily guarantee that authorisation will be granted, as the granting of the authorisation is dependent on the findings of the EIA and the commitments made in the EMP.

11.5.3 Environmental and Social Management

Environmental and social management is currently the responsibility of a project team consisting of Kumba Iron Ore personnel and various environmental consultants. A provision for Environmental rehabilitation to the value of ZAR11.9m was made at the end of the first year of the mining operation. An additional allowance to the value of ZAR0.72/t of final product, which equates to ZAR2.2mpa has been allowed for. A total amount of ZAR59m for environmental rehabilitation has been provided for. An amount of ZAR0.5mpa has been allowed for social investment projects in the community around Postmasburg. An amount of ZAR0.5mpa has been allowed for in order to monitor and assess environmental compliance.

11.5.4 Environmental Issues

Surrounding Landscapes: The Sishen South project is located south west of Postmasburg on land that has previously been under agricultural production involving small stock grazing on natural veld. To date, the only infrastructure on site is that associated with exploration drilling (offices, core shed and old drill sites). Observations on site indicate that all old drill sites have been well-rehabilitated by ensuring that all visible surfical hydrocarbons have been removed and vegetation re-established in the disturbed areas. Although, the site has been impacted on to some degree by agricultural activities, the Postmasburg area falls within the Griqualand West centre of endemism and therefore is ecologically sensitive. The proposed mine is also located on the western edge of the Ghaap Plateau which has been identified as a priority area of conservation by the Northern Cape Nature Conservation. The pans occurring in the area have been described as part of the western Ghaap lime panveld. The vegetation of these pans differs significantly from pans of the eastern part of the Ghaap.

These pans have thus been regarded as having high ecological importance since they form part of unique ecosystems or ecological units. The pans within the mining area however, were not found to support any flora or faunal species of conservative importance although, several plant and animal species of conservation importance are known to occur within the proposed mining area. Mining of the area could result in the loss of a large proportion of the eastern Ghaap lime panveld and there could be the destruction of habitats that support plant and animal species of conservation importance. This could necessitate the adjustment of pit layout to maximise the protection of pans and habitats of conservation importance.

Furthermore, plants of conservation importance could need to be relocated where practical. As the requirements to undertake the above will only be determined once the EMP has been completed, it is not possible to allocate a cost to the above and it is seen as a risk.

Groundwater: The project area is located in a groundwater rich area, although groundwater levels do vary significantly across the project site as a result of aquifer morphology. Although adjacent mines have lowered the water table in the region, it is expected that dewatering of the aquifers will be necessary to allow mining to proceed. This could further lower the aquifer and there is a risk that adjacent water users could be impacted.

Contamination: As the minerals to be mined are relatively chemically inert, there is a low probability that soil and water contamination will occur as a result of mining, creating overburden stockpiles or mineral processing. However, if proper maintenance and environmental controls are not implemented around hydrocarbon management, there is a risk that both soils and groundwater could become contaminated.

Closure planning: Sishen Mine is currently undertaken rehabilitation trials to determine final waste rock rehabilitation requirements in terms of slope angle and thickness of topsoil cover. The results of this assessment will only be available in 2007. In the absence of these results it has been assumed that the waste rock dumps that will be created at Sishen South will be grade down to 18° from the angle of repose (30°). Based on this assumption it has been calculated that the rehabilitation costs associated with the dumps that will be created will be ZAR35.5m (assuming a 3Mtpa output). The demolition costs for the proposed infrastructure have been assessed to be ZAR9.5m. Additional costs (monitoring and maintenance; owners costs and contingency) have been assessed to be ZAR10.8m. The total closure liability at the feasibility stage of the project is therefore ZAR55.8m. It must be noted that this does not make any provision for hydrocarbon cleanup in the event that there are spills during the operation of the mine, nor does it make any provision for the backfilling of opencast pits. Provisions have not been made for the backfilling of the pits as it is assumed that they will remain open at the end of the life of mine. If the authorities require that EMP commits to backfilling the pits at the end of the life of mine, it is estimated that these costs could range between ZAR50 – 100m. This money is therefore seen as a sensitivity analysis cost to the project.

11.6 Thabazimbi Mine

11.6.1 Introduction

The Mine, constructed in the mountains surrounding the town of Thabazimbi, extracts iron ore from a series of open pits excavated into the mountainside. Waste rock is disposed of on the mountain slopes adjacent to the pits. The area surrounding the town is relatively arid and is primarily used for game farming activities. The Mine is the only significant industry in the area..

11.6.2 Environmental Compliance

The Mine, currently operating under an EMP approved in 1995, is busy compiling a new EMP as part of its MPRDA conversion. The driver of the conversion was originally to include the proposed Phoenix Project, however the Mine has taken a decision to include the entire operation in a single submission. A SLP is also under development. Water uses on the Mine have been registered and the Mine is in the process of applying for a water use licence (second draft submitted end of July 2005), including an integrated water and waste management plan.

Thabazimbi is ISO 14001 certified (November 2004). A single surveillance audit has been conducted since certification and did not report any major non-compliances. The Mine undertook an enviro-legal audit in September 2004. The aspects identified were rated from 1 to 4 with 1 being low risk and 4 being high risk. The aspects that have not yet been closed out and have a rating of 4 include: the lack of documentation relating to safe disposal of waste sent off-site; lack of formal documentation relating to the closure of the Mine's domestic waste dump; the requirement for further monitoring at the domestic waste dump; the potential for pollution during handling of SANS 10228 listed substances (hydrocarbons); hydrocarbon contamination of soil, surface and groundwater; inadequate separation of clean and dirty water (GN 704); and the potential that groundwater supplied to the town as drinking water may become contaminated. A programme is being followed to close out on these issues.

11.6.3 Environmental and Social Management

Environmental management is the responsibility of the environmental manager, who is assisted by a local contractor on an ad hoc basis. The primary responsibility of the contractor is to reduce the backlog of un-rehabilitated waste rock dumps. Where necessary, the Mine employs consultants on a project basis. Social management is the responsibility of the Regional Manager – Sustainability (Limpopo). The operational environmental budget for the facility is ZAR7mpa. This includes a ZAR2m contribution to the Mine's closure fund, with the remainder utilised for waste rock dump rehabilitation, specialist studies, ISO audits and environmental monitoring. SRK is of the opinion that the operational budget is insufficient to meet the Mine's requirements, particularly with regard to addressing the rehabilitation backlog on the waste rock dumps and suggests an additional ZAR1.5mpa would be appropriate.

11.6.4 Environmental Issues

Waste rock dumps: The waste rock dumps, constructed on the mountain slopes adjacent to the pits, are constructed by end tipping the waste, creating a dump at the angle of repose 37°.

The current remediation strategy (as per the EMPR) is to re-profile dump crests to 20°, excavate small excavations (approximately 2m x 2m) in the re-profiled areas into which various grasses and trees are hand planted.

The DME has indicated a concern with regard to dump stability, which may require the re-profiling of the entire dump to a less steep angle (no angle has as yet been specified by the DME).

Re-profiling may be impractical, as there are space limitations on increasing the footprints. Should there be a requirement to re-profile the dumps, existing vegetation would be destroyed, resulting in the need to re-vegetate all re-profiled surfaces. SRK proposes a sensitivity contingency of between ZAR50 and ZAR75m for the civil work and the vegetating costs.

Hazardous material handling: The waste rock and tails from the plant are reported to be inert and there is no evidence of significant chemical contamination. Hazardous waste in the form of used hydrocarbons and associated containers is generated by the Mine. These are collected and stored on site until they are removed for recycling by a third party. The storage facility, which is on hardstanding, surrounded by a bund, appears to have insufficient capacity to contain the material generated. It is estimated that the cost to increase capacity is between ZAR0.1m and ZAR0.25m. Fluorescent tubes are crushed and are stored on site as there is currently no suitable pathway for the Mine to dispose of this material. It is estimated that the disposal cost at a hazardous waste site would be ZAR0.1mpa.

Water contamination: Although the waste rock and tails are inert, there is sometimes a problem with the suspended solid load that reports to the Crocodile River, via the Beerspruit. It is also reported that the nitrate levels in the groundwater near town are slightly elevated, but still within the DWAF drinking water guidelines. The primary source of nitrates is suspected to be treated sewage effluent that is used in the washing process. Monitoring data indicates that there have been instances when the soaps, oil and grease concentrations in the Crocodile River have been elevated, indicating hydrocarbon contamination from the Mine. Although there are instances of hydrocarbons being detected in the groundwater in boreholes adjacent to the workshop area, it is reported that hydrocarbons are not detected in the Mine's groundwater supply boreholes providing town with water.

Possible decant: De-watering of the aquifer around the Donkerspoort West pit is currently undertaken and the Mine is currently not sure what the rebound level in the pit will be after mining and de-watering has stopped. Although, there is a possibility that the rebound level could be such that there is decant to the surrounding environment, this is not seen as a liability as the quality is expected to be acceptable for discharge.

Soil contamination: Limited soil contamination has arisen through poor hydrocarbon containment at a number of areas on the Mine (particularly around the workshops). Neither the closure cost nor the operational budget appears to have a provision for cleanup of these areas. It is estimated that cleanup will cost between ZAR1 – 5m.

Land degradation: The various pits and waste rock dumps that make up the Mine are likely to be permanent features in the landscape as there are no plans to backfill the pits. Sinkholes have formed through the collapse of underground workings. These sinkholes pose a safety risk to the Mine with the result that access to these areas has been limited. Either permanent access control will be required (thereby preventing a walk away solution) or backfilling may need to be considered, although potentially impractical. As this has not been fully considered in the closure liability (see below), there is a risk that major costs could be incurred.

Air emissions: Dust is a nuisance to the local community, resulting in some complaints. The Mine hopes to reduce dust through the application of a coating (Dust-a-Side) to the haul roads. The Mine is also investigating dust reduction mechanisms at the plant and crusher. There was a claim that mine workers where getting sick as a result of exposure to dust, however, medical tests indicated that the workers were being affected by emissions from the adjacent andalusite mine. Limited dust monitoring is undertaken on the Mine, with the monitoring program still in its infancy. With appropriate management, the risk is considered to be small.

Community relationships: The Mine's philosophy is to supply expertise to the local community as and where required, as part of its "Volunteerism" project, to assist the community with preventative maintenance on the town's infrastructure. It is estimated that the key role players on the Mine invest up to 10 hours a month assisting the community. The Mine has created a skill development centre, where the local community are trained in a trade that can be utilised in the area. Besides the development of a trade skill, the community members are given basic life skills (computer literacy, basic accounting and basic marketing). The Mine is also investigating the feasibility of developing a company that will allow small scale miners to recover high grade ore, by hand, that cannot be mechanically mined.

Closure planning and costing: The Mine has not developed a closure plan, although there are various commitments in the EMPR regarding closure requirements. Based on these, the Mine has assessed its immediate closure cost (June 2005) to be ZAR64m. This includes ZAR26m for demolition costs and ZAR38m for rehabilitation costs. The primary expense associated with rehabilitation appears to be the downsloping of the upper portions of the dump, the excavation of depressions for vegetation and the planting of grass. There does not seem to be an allowance for any restoration of the footprints where infrastructure is removed, nor does there appear to be an allowance for the remediation of areas where hydrocarbons have been spilled. Assuming that no re-profiling of the dumps is indicated, SRK is of the opinion that the rehabilitation costs are insufficient, with there being a shortfall liability of ZAR13 – 37m to complete the rehabilitation as planned. SRK has therefore increased the environmental costs associated with closure by some ZAR22m. Based on the information available, SRK is of the opinion that the ZAR26m for demolition is sufficient. If the Mine is required to re-profile the waste rock dumps, it is expected that the costs incurred will be approximately R50 – 75m over and above the ZAR64m budgeted.

Table 11.1 Environmental Liabilities as at 31 December 2005 in ZARm

Asset	LoM Scenario I	LoM Scenario II	Immediate closure costs	SRK Assessed shortfall		Total assessed closure cost		Trust Fund at 31 December 2005	Outstanding liability		SRK Sensitivity Contingency	
				Low (ZARm)	High (ZARm)	Low (ZARm)	High (ZARm)		Low (ZARm)	High (ZARm)	Low (ZARm)	High (ZARm)
Iron Ore												
Sishen Mine (including Sishen South Project)	20	25	196			196	196	56	140	140	250	350
Thabazimbi Mine			64	13	37	77	101	21	80	80	50	75
Total			**260**	**13**	**37**	**273**	**297**	**77**	**220**	**220**	**300**	**425**

These numbers have been incorporated into the TEPs in Section 12 and the FMs in Section 14.

12. TECHNICAL – ECONOMIC PARAMETERS

12.1 Introduction

The following section includes discussion and comment on the technical-economic aspects of the LoM plans associated with the Material Properties. Specifically, comment is included on the basis of projections, production schedules, operating costs and capital expenditures. These have been compiled into TEPs on an annual basis to derive the revenue and cost inputs necessary to generate the FMs. Key aspects associated with the generation of the TEPs and their derivations are discussed.

12.1.1 Basis of Valuation and Technical – Economic Parameters

The valuation of the Material Properties as presented herein, has, *inter alia,* been based on the LoM Plans and resulting production profiles and associated revenue streams from saleable products operating costs and capital expenditure profiles (collectively referred to herein as TEPs) as provided to SRK by Kumba Iron Ore, reviewed and adjusted where appropriate by SRK. The generation of a LoM plan requires substantial technical input and detailed analysis and is critically dependent upon assumptions of the long-term commodity prices and their impact on: cut-off grades; potential expansion or contraction of the Mineral Resource and Mineral Reserve Base and the return on capital expenditure programmes.

The basis of forward projections of operating costs for mature mining operations generally include an inflation adjusted cost, based on the previous financial year's performance, with certain modifications for projected improvements in productivity and other cost-reduction initiatives. In the case of development projects, TEPs are invariably based on recently completed feasibility studies and modified where appropriate by detailed engineering.

Where warranted from their independent review SRK has, following discussions with Kumba Iron Ore, adjusted the assumed operating costs to assumed future operating conditions (i.e. tonnage contribution from various ore sources and mining methods, mineability and closure of mining assets) and the estimates of improved productivity initiatives.

Unless otherwise stated operating costs assumptions quoted below include the following:

- **Cash operating cost components**: namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, distribution and transportation costs, charges and non-production related sundry income;
- **Total cash costs**: the incremental components, including royalties (refer to Table 12.1) but excluding taxes paid, required to yield;
- **Total working costs**: the incremental components, including separation, reclamation and mine closure costs (the net difference of the total environmental liability and the current trust fund provision) but excluding non-cash items such as depreciation, depletion and amortisation, required together with cash operating costs and total cash costs to yield; and
- **Total costs**: the sum of total working costs, net movement in working capital and capital expenditure.

In anticipation of royalties proposed in the draft Minerals and Petroleum Royalty Bill, which had not been promulgated at the date of publication of this report, SRK have used the royalty assumptions indicated in Table 12.1 in the FMs, assuming royalties payable to the State from 1 May 2009.

Table 12.1 SRK Royalty Assumptions

	Royalty Assumptions – effective 1 May 2009
Iron Ore	2% on revenue, South Africa

Additional costs required to reflect the assumed expenditures as represented by the historical operating statistics in Section 2 are the projections of capital costs as given in Section 8. In addition to long-term capital projects, the LoM capital expenditure programmes generally include significant detail based on approved expenditure programmes (typically five years). Where warranted, SRK has made provision over and above these expenditures, specifically, for example, where no detail is available beyond this five-year period for additional infrastructure. On-going capital provisioning is discontinued two years prior to the projected closure dates.

Environmental costs have been included in the operating costs and are not quoted separately as they are confirmed as necessary contributions to the environmental fund. Over the LoM periods, however, it is likely that no significant expenditures will be incurred prior to cessation of operations. Consequently all closure costs are expended in the year of final production. Further, SRK considers that there will be potential opportunities to realise salvage values on closure, although owing to the indeterminate nature of estimating such values these have been excluded from the LoM projections included herein.

For certain Material Properties components of the total working costs are based either on revenues sourced from saleable products or equivalent components. In general these vary between 0% and 3% of the stated working costs. Consequently on the basis of materiality these have not been separately detailed in the TEPs and are referred to by means of a note to the relevant tables.

A separation benefit cost equal to 2% of the annual employment cost times the number of years in the LoM is included in the last year of the LoM.

12.1.2 Technical – Economic Parameters

The TEPs which have been provided to SRK for inclusion in the FMs for deriving cash flow projections, include:

- saleable products;
- operating cost profiles (representing the total working costs as previously defined); and
- capital expenditure profiles.

These are detailed in Table 12.2 to Table 12.5 for the Material Properties. All expenditures are stated in financial years and in 1 January 2006 money terms.

In accordance with their scope of work, SRK has been informed that there are no commodity hedging programmes currently in place at the Material Properties.

12.2 Iron Ore – Sishen Mine

Table 12.2 Sishen Mine: Projected TEPs – Scenario I

From	To	Saleable Products						Real Expenditures		
		Lump (Mt)	DRS (Mt)	DR (Mt)	Fine (Mt)	Coarse Sinter (Mt)	Total Sales (Mt)	Cash Cost (ZARm)	Capex (ZARm)	Total (ZARm)
2006	2006	14.7	1.2	1.7	8.4	3.0	29.0	2,708	1,718	4,426
2007	2007	15.9	1.2	1.7	9.2	3.0	31.0	2,897	2,117	5,015
2008	2008	20.2	1.2	1.7	12.1	3.0	38.2	3,434	505	3,939
2009	2009	20.8	1.2	1.7	12.4	3.0	39.0	3,492	358	3,849
2010	2010	20.8	1.1	1.7	12.4	3.0	39.0	3,446	822	4,269
2011	2015	106.4	5.8	8.6	63.8	15.0	199.6	18,368	3,185	21,553
2016	2020	112.7	5.8	8.6	68.0	15.0	210.0	19,316	1,374	20,690
2021	2025	98.5	5.2	7.8	59.2	13.5	184.2	16,783	903	17,686
Total		**410.0**	**22.4**	**33.6**	**245.5**	**58.5**	**770.0**	**70,445**	**10,982**	**81,427**

Table 12.3 Sishen Mine: Projected TEPs – Scenario II

From	To	Saleable Products						Real Expenditures		
		Lump (Mt)	DRS (Mt)	DR (Mt)	Fine (Mt)	Coarse Sinter (Mt)	Total Sales (Mt)	Cash Cost (ZARm)	Capex (ZARm)	Total (ZARm)
2006	2006	14.7	1.2	1.7	8.4	3.0	29.0	2,708	1,718	4,426
2007	2007	15.9	1.2	1.7	9.2	3.0	31.0	2,897	2,117	5,015
2008	2008	20.2	1.2	1.7	12.1	3.0	38.2	3,434	505	3,939
2009	2009	20.8	1.2	1.7	12.4	3.0	39.0	3,492	358	3,849
2010	2010	20.8	1.1	1.7	12.4	3.0	39.0	3,446	822	4,269
2011	2015	106.4	5.8	8.6	63.8	15.0	199.6	18,368	3,185	21,553
2016	2020	112.7	5.8	8.6	68.0	15.0	210.0	19,316	1,374	20,690
2021	2025	109.4	5.8	8.6	65.8	15.0	204.6	18,534	903	19,437
2026	2029	38.9	1.7	2.6	23.8	4.4	71.4	5,209		5,209
Total		**459.8**	**24.7**	**37.1**	**275.8**	**64.5**	**861.9**	**77,405**	**10,982**	**88,387**

12.3 Iron Ore – Sishen South Project

Table 12.4 Sishen South Project: Projected TEPs

From	To	Saleable Products Lump (Mt)	Fine (Mt)	Total Sales (Mt)	Real Expenditures Cash Cost (ZARm)	Capex (ZARm)	Total (ZARm)
2006	2006					491	491
2007	2007	0.3	0.2	0.6	142	324	466
2008	2008	1.8	1.2	3.0	357	46	403
2009	2009	1.8	1.2	3.0	333	2	335
2010	2010	1.8	1.2	3.0	341		341
2011	2015	9.0	6.0	15.0	1,701	99	1,800
2016	2020	9.0	6.0	15.0	1,702	85	1,787
2021	2025	9.2	5.8	15.0	1,687	101	1,787
2026	2030	6.3	3.9	10.2	1,133		1,133
Total		**39.3**	**25.5**	**64.7**	**7,396**	**1,148**	**8,544**

12.4 Iron Ore – Thabazimbi Mine

Table 12.5 Thabazimbi Mine: Projected TEPs

From	To	Saleable Products Lump (Mt)	Fine (Mt)	Total Sales (Mt)	Real Expenditures Cash Cost (ZARm)	Capex (ZARm)	Total (ZARm)
2006	2006	1.1	1.4	2.5	358	28	386
2007	2007	1.1	1.4	2.5	315	21	336
2008	2008	1.1	1.4	2.5	278	17	295
2009	2009	1.1	1.5	2.5	291	3	294
2010	2010	0.8	1.2	2.0	235		235
Total		**5.2**	**6.9**	**12.1**	**1,477**	**69**	**1,546**

12.5 Special Factors

12.5.1 General Risks and Opportunities

SRK has included its view on the achievement of the LoM plans and the appropriateness of the Mineral Reserve statements when presenting technical and financial data in this CPR. As of the Effective Date stated in this CPR, SRK considers these projections to be achievable. In all likelihood many of the identified risks and/or opportunities will have an impact on the cash flows as presented in Section 14, some positive and some negative. The impact of one or a combination of risks and opportunities occurring cannot be specifically quantified to present a meaningful assessment. SRK has however provided sensitivity tables for single and twin parameters. The sensitivity range covers the anticipated range of accuracy in respect of commodity prices, operating expenditures and capital expenditure projections. In this way the General risks are, with the aid of sensitivity tables, adequately covered.

Where specific technical issues have arisen as part of the review process, SRK has given an indication of the likely impact on the resulting NPV's and other financial criteria accordingly, these specifically pertain to the Mineral Reserves associated with the three Operating Options and the Equity Value resulting from application of the various scenarios as discussed in Section 1 of this CPR.

The Material Properties are subject to certain inherent risks associated with mining operations, which apply to some degree to all participants of the industry. These include:

- **Commodity Price Fluctuations:** Changes in the market price for commodities which may be influenced, *inter alia*, by market supply and demand;
- **Exchange Rate Fluctuations:** Specifically related to the relative strength of the USD, the currency in which commodity prices are generally quoted;
- **Inflation Rate Fluctuations:** Specifically related to the macro-economic policies of the individual countries.
- **Country Risk:** Specific country risk including political and economic stability in the longer term as indicated by the International Country Risk Grade ("ICRG");

- **Legislative Risk:** Specifically changes to future legislation (tenure, mining activity, labour, health and safety and environmental) within South Africa;
- **Exploration Risk:** Resulting from the elapsed time between discovery of deposits, development of economic feasibility studies to bankable standards and associated uncertainty of outcome;
- **Environmental Liability Risk:** The inability of the Material Properties to fund the balance of their environmental liabilities from estimated operating cash flows, should operations cease prior to that stated in the LoM. This would result in an outstanding liability since the estimated rehabilitation expenditure exceeds the amounts available in the respective rehabilitation trust funds as at 1 January 2006. As at 1 January 2006 the total outstanding liability remaining to be funded is estimated at ZAR220m;
- **Occupational Health Risk:** The medium- and longer-term impact of the HIV/AIDS pandemic given the high rate of infection in South Africa (30%);
- **Mining Risks:** Specifically Ore Reserve estimate risks, uninsured risks, industrial accidents, labour disputes, unanticipated ground water conditions, human resource management, and safety performance;
- **Project Risks:** Specifically technical risks associated with projects for which Feasibility Studies have been completed but for which construction, development and production has not commenced; and
- **Inferred Mineral Resources in LoM Plan:** The risk associated with inclusion of Inferred Mineral Resources in the LoM Plans.

In addition to those stated above, the Material Properties are subject to certain specific risks and opportunities, which independently may not be classified to have material impact (i.e. likely to affect more than 10% of the Material Properties' annual pre-tax profits), but in combination may do so.

12.5.2 Operational Specific Risks and Opportunities

In addition to those stated above, the Material Properties are subject to certain specific risks and opportunities, which independently may not be have a material impact (i.e. likely to affect more than 5% of the Material Properties annual pre-tax profits), but in combination may do so.

The following **operational specific risks** have been identified:

- A degree of risk associated with the non-achievement of production targets as compared to historical performance. Broadly the impact of non-achievement can be assessed by consideration of the valuation sensitivity tables as presented in Section 14. In this instance SRK consider that the −10% reduction in revenue (production) and the +5% increase in operating expenditures reflects this risk;
- A degree of risk associated with the assumption that mining costs as incurred at the South African assets during 2005 are not reliable as a base for forward projection. SRK has used the costs achieved during 2005 as the base for forward projection. In this regard SRK consider that the +10% on cost sensitivity best reflects this situation; and
- The risk for Sishen South Project and the SEP project that Transnet may not meet the additional capacity requirements on the Sishen – Saldanha railway line. Should the additional capacity not materialise this may result in reduced sales.

The following **operational specific opportunities** have been identified:

- The potential to increase iron ore exports should the capacity of the Sishen – Saldanha line be expanded;
- The potential to increase iron ore resources by 2.9 billion tonnes by including SEP <60%Fe material and iron ore reserves by 1.0 billion tonnes by re-optimising pits to include SEP material <60%Fe;
- The potential to increase iron ore resources and reserves by completing pre-feasibility and feasibility studies on Phoenix Project (+60Mt) and Sishen South Phase II (+103Mt); and
- The potential to reduce operating expenditure by considering synergies between Sishen Mine and Sishen South Project and the potential to reduce capital expenditure by maximising synergy between Sishen South Project and SEP infrastructure.

13. MACRO-ECONOMICS AND COMMODITY PRICES

13.1 Introduction

This section includes discussion and comment on the commodity market analyses for Iron Ore. Specifically, comments are given on the macro-economic environment, commodity supply and demand and long-term price projections.

13.2 Macro-economic Environment

13.2.1 Short-term Outlook – twelve months

Following on strong world GDP growth of 4% in 2004, economic expansion proved to be remarkably resilient in 2005, growing at about 3.5%. This, despite record-high oil prices and the impact of major natural disasters, such as the December 2004 Asian tsunamis and some of the worst hurricanes on record in the USA during the second half of the year.

The USA and China remained the engines of growth of the world economy, but global growth has broadened significantly since the middle of 2005, with, for example, economic expansion increasing in Japan and Europe due to greater domestic demand strength. Despite significant monetary tightening by some of the major central banks, global monetary conditions remained accommodative, with relatively low real interest rates.

Given the broader base of economic expansion, together with the fact that the pace of growth in the USA and China is expected to decline only moderately, above-trend global economic growth of some 3.4% can again be expected in 2006. Leading economic indicators and surveys of purchasing managers from around the world confirm the view that the global growth momentum will continue in 2006.

Economic expansion in the USA is expected to remain solid in 2006, at about 3.3%, compared to the 3.5% of 2005. Growth in Europe is forecast to be higher in 2006 than in 2005, accelerating from some 1.4% to about 1.9% in the Eurozone. Expectations of economic growth in Japan are similar to those for the Eurozone. In China, the strong growth experienced during the last few years is expected to continue in 2006.

Although the value of the dollar strengthened against the Euro in 2005, based on a rising interest rate differential in favour of US assets, it is expected to weaken again in 2006 due to the anticipated increasing USA fiscal deficit and trade gap. Oil prices are expected to decline only slowly and to remain well above real long-term historical averages, primarily due to robust demand from China.

The major risks to the global economy remain high oil prices, the world economy's overdependence on American household spending and the continued reliance of the USA on massive foreign inflows to finance its twin deficits.

13.2.2 The Role of China

The industrialisation and urbanisation of China is fuelling an extremely rapid pace of economic growth. In 2005 China's GDP rose by 9.9%, marginally lower than the growth of 10.1% recorded in 2004. The rise in industrial production was even more pronounced, increasing by 16.2% in 2005. This explosive growth is causing considerable strain on China's infrastructure and has raised concerns surrounding its sustainability. To this end the Chinese Government embarked on a series of measures in 2004 and 2005 designed to slow economic growth to a more manageable pace. These measures primarily focused on limiting investment in fixed assets, notably in the property market and in the steel, cement and aluminium sectors.

The moves to slow China's booming economy have been successful in part. Nevertheless, GDP, industrial production and fixed asset investment growth remain at elevated levels, with GDP growth above 9% again being forecast for 2006. A major platform for the high investment rate is the fact that China has the capacity to build industrial plants at capital cost estimated to be 30% – 40% lower than western counterparts.

Looking forward, China's role in the global economy will become increasingly important. The industrialisation and urbanisation of the country will continue at a rapid pace and its export-led growth will be increasingly supplemented with that stemming from consumption by the burgeoning middle-class in the country's coastal provinces. However, it will also have a negative impact. The attractive low-cost environment provided by China will cause the replacement of considerable amounts of manufacturing capacity in the mature economies and elsewhere in the developing world.

Consumption in China is an increasingly important driver of many commodity markets, fueled by strong materials intensive growth over the last decade or more. In 2004, its share of world market demand for individual commodities such as steel was 27%, iron ore 32%, zinc 23% and copper 20%. Due to the fact that the country is deficient in local resources of many of the commodities which it consumes, it is a major importer of raw materials, to such an extent that demand from China played a major role in the skyrocketing of global dry bulk freight rates in 2003 and 2004.

The dependence of China on imported raw materials has resulted in the Government encouraging large Chinese companies to invest in foreign resource concerns in order to secure a steady supply of natural resources.

The intensity of use of metals and minerals in China lags far behind those of the developed economies of the world and, especially, those of the newly industrialised economies, such as Korea and Taiwan. It is, therefore, possible that strong growth in commodity consumption could continue in the medium to long term. However, it is widely expected that, over time, the commodity intensity of China's GDP will fall. Nevertheless, even a halving of consumption growth from rates of more than 20% p.a. would still leave a healthy, and more sustainable, rate of expansion in commodity demand.

13.2.3 Long-term Outlook – ten years

In the longer term, the developed economies of North America, Europe and Asia will remain important consumers of commodities. Economic and commodity demand growth in these countries will, however, be limited by structural problems in their economies and to the relocation of manufacturing industries to China and other developing countries.

In contrast, it is expected that China and other developing economies will play a similar role to that which the USA and Japan did from the early 1930s to the late 1970s in terms of rapid commodity-intensive economic growth, which led to increasing real commodity prices during this period. This was followed by a period of declining real prices from the early 1980s, initiated by the oil price shocks of the 1970s. Obviously, persistently high energy prices could again put a brake on economic expansion, world-wide.

Due to the impact of China on raw materials demand, analysts generally expect average real commodity prices to be higher during the next 10 years than those prevailing during the last 10 years. However, the current extremely high prices of, especially, bulk commodities are not expected to be sustainable.

13.3 Iron Ore Market Analysis

13.3.1 Introduction

The iron ore sector is a global industry with 2004 revenues of over USD34 billion, of which USD17 billion derived from the seaborne market. Australia and Brazil are the key suppliers of seaborne iron ore; Asian (in developed Asia and China) and European steel producers are the major customers.

In the production of steel, scrap metal is the only substitute for iron ore. Most of the iron ore is used in blast furnaces (sintered, or as pellets/lump) using coke as primary reductant, but alternative reduction routes (direct reduction or even smelting reduction) are gaining importance.

Economic development and population growth drive steel demand and thus demand for its raw materials. Scrap availability and technology choices determine the final demand for the various iron ore products. Demand for seaborne ore tends to grow at a faster rate than total ore demand, due to quality and availability issues of local ores, particularly in China.

In the last decade, the industry consolidation in the seaborne iron ore market has increased significantly. As a result, real prices have been constant, as opposed to average real annual price declines of 2% – 3% during most of the 1980s and early 1990s.

13.3.2 Iron Ore Demand Analysis

Demand for Steel: Steady growth of steel demand is expected until 2025. Critical assumptions are:

- No major "world-wide" crisis that would either destabilise the economy of the developed regions or induce a 'hard landing' for the Chinese economy.
- The Chinese economy continuing to grow (but slower than currently) at a healthy rate until 2008 – 2010. Post-2010 growth rates in the 4% – 6% range were assumed, similar to those observed in Japan, after its phase of rapid economic expansion. The urbanisation rate in China of 1% p.a. is foreseen to be sustained for the next 20 – 25 years.
- Relatively slow economic growth in the developed world is anticipated, with negative implications for steel consumption, due to delocation of manufacturing capacities to emerging markets.
- No immediate 'boom' of the Indian economy is expected, but a rather moderate short- and medium-term growth path, only taking off beyond 2015.
- Continued moderate growth in CIS and South America, not assuming any major setbacks in these regions, was assumed.

Demand for Iron Ore: The iron ore market is expected to remain attractive in the next two decades, based on positive underlying fundamentals. These include steady growth of iron ore demand at least up to 2020 (about 30% increase from today's levels), particularly in the seaborne market (growth of more than 45%). China will represent close to 50% of total iron ore demand in 2025 (up from 31% in 2004). In 2004, China accounted for 34% of the 600Mt seaborne demand. Eventually, the market becomes predominantly Chinese, representing close to 80% of total seaborne demand of 880Mt.

One of the key factors boosting the iron ore market is a developing scrap shortage. The ratio of scrap to finished steel has reduced over the last years to a low of 46% versus historical levels of 50% – 55%. These lower levels should prevail until 2015 – 2020. This long period of relative scrap shortage will help to fuel an iron ore boom. As of 2015 – 2020, more scrap is expected to become available again which will limit further iron ore growth.

13.3.3 Iron Ore Supply Analysis

What had been mostly the terrain of relatively cheap brownfields expansion for two decades, now demands significant greenfields expansions. This capacity expansion is expected to be led by the three largest producers (CVRD, Rio Tinto and BHP-Billiton), who will continue to use the modularity and flexibility of their production systems to avoid overcapacity coming in and putting undue pressure on prices. The largest producers are also uniquely involved in price setting and have long-term volume contracts with major customers, creating entry barriers for Exxaromers.

The combined (controlled or influenced) market share of the three dominant producers is projected at approximately 75% to 2025; today they also control over 80% of the relevant port capacity, as well as 6 out of 7 major railway systems. The CIS is also expected to play a major role in the supply of iron ore/metallics. As far as iron ore exports are concerned, the CIS is expected to focus only on pellets for the European market. In order to fully capture this market, and at the same time satisfy growing local demand (CIS steel consumption and steel exports), CIS will need to increase iron ore production by 30 – 50Mt between 2004 and 2025, without increasing its deep-sea exports.

India could increase iron ore production in the medium term from 135Mt in 2004 to around 160Mt in 2010. As a result, seaborne exports will increase to 80 million tons in 2010 (up from 65 million tons in 2004). Beyond 2010, seaborne exports are expected to strongly decrease, as the Indian Government wants to preserve iron ore to the maximum for the domestic steel industry, serving local and export demand. This decline could come even earlier if the Government starts enforcing environmental and other mining-related legislation.

The current high iron ore prices might lead to short-term increases in Chinese domestic iron ore production (and hence reduce Chinese seaborne demand). In the longer run, a decline in domestic ore production is projected. China will become more and more dependent on seaborne iron ore due to the increase in iron ore needs on one hand and limited economically viable domestic reserves on the other hand. As a result, overall share of domestic ore over total ore consumption in China is expected to drop from about 50% in 2004 to some 20% in 2025.

Increasing vertical integration by major steel makers (e.g. Mittal), leading to somewhat reduced seaborne demand, is forecast in the longer term.

13.3.4 Iron Ore Supply and Demand Balance

The currently announced and fully committed expansion plans should be sufficient to satisfy the expected increase in demand up to 2010 – 2012. Longer term, there is a need for new greenfields iron ore systems. From a logistics, operational cost and quality point of view, projects in Australia, Brazil and Africa (both South and West) are most likely. None of these "second expansion wave" projects are likely to be realised before 2012, due to infrastructure limitations or geo-political risks.

13.3.5 Iron Ore Price Forecasts

In the 1960s and early 1970s, under the impetus of materials-intensive Japanese economic expansion, iron ore prices increased well above inflation rates, as new capacities were required to satisfy Japanese iron ore demand. Most likely, a similar scenario will develop, now driven by Chinese demand.

Historically, iron ore price levels correspond to 'incentive pricing' levels with regard to industry cost curves, allowing existing players to earn attractive returns on brownfield expansion projects. Given the highly consolidated nature of the market, the history of incentive-based pricing, and the need for over 350 million tons new capacity, it is anticipated that incentive-based pricing will persist for the foreseeable future.

Recently, both spot and contract prices have 'detached' from the cost curves, which is considered a short-term anomaly. Current high price levels, driven by short-term supply constraints, should be short lived (1 – 2 years) and should come down in the near term to more economic price levels, to avoid overcapacity build-up. The full greenfield cost of new potential iron ore systems (e.g. West Africa and Australia) has increased recently due to the current commodity price boom and the consequent equipment and skill shortages (at least for the short and medium term).

Given the need for significant greenfield capacity additions in the medium term, it is expected that greenfield incentive pricing (at full cost) will prevail until at least 2015, resulting in medium term price levels of USc40-42/dmtu for Hammersley fines, FOB Australia. In the longer term, i.e. 2020 – 2025, a brownfield incentive pricing logic – where prices are set at levels to allow for new pits to be opened within existing mining systems – is considered appropriate. This translates into an USc34-37/dmtu long-term price band for Hammersley fines.

These price forecasts are made based on the assumption that the large producers will cede volume to new entrants to avoid overcapacity in the market, rather than defend market share through price adjustments.

Value-in-use considerations of lump versus fines are used to calculate lump premiums. The use of lump results in higher coke consumption than what is required for pellets and sinter, but saves agglomeration costs. In the longer term (i.e. beyond 2010), with assumed coke prices of USD145 – 175per ton, this results in an USc6 – 9/dmtu lump premium. In view of the relative shortage of supply of quality lump, the high end of this range, i.e. USc9/dmtu, is used, in line with historical lump premiums.

13.4 Base Case Commodity Projections

Table 13.1 Base-case Spot Contract Price Projections for Iron Ore[1,2] – (2006 – 2025)

	Unit	2006 1	2007 2	2008 3	2009 4	2010 5	2011 6	2012 7	2013 8	2014 9	2015 10
Lump (Australia – Japan)	(USc/dmtu[3])	88.4	77.8	60.9	50.0	50.0	50.0	50.0	50.0	50.0	50.0
Fine (Australia – Japan)	(USc/dmtu[3])	69.3	61.0	47.7	41.0	41.0	41.0	41.0	41.0	41.0	41.0
Fine Premium	(USc/dmtu[3])	19.1	16.9	13.2	9.0	9.0	9.0	9.0	9.0	9.0	9.0

	Unit	2016 11	2017 12	2018 13	2019 14	2020 15	2021 16	2022 17	2023 18	2024 19	2025 20
Lump (Australia – Japan)	(USc/dmtu[3])	48.9	47.8	46.7	45.6	44.5	44.5	44.5	44.5	44.5	44.5
Fine (Australia – Japan)	(USc/dmtu[3])	39.9	38.8	37.7	36.6	35.5	35.5	35.5	35.5	35.5	35.5
Fine Premium	(USc/dmtu[3])	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0

(1) All commodity prices are quoted at the closing period of 31 December (Real 2005 $ prices).
(2) *Sources:* Industry estimates.
(3) US cents per dry metric tonne unit.

14. MINING ASSETS VALUATION

14.1 Introduction

The following section presents discussion and comment on the valuation of the Material Properties. Specifically, comment is included on the methodology used to generate the FMs and to establish the Equity Values for the Company as presented in Section 15 of this CPR for the two valuation Scenarios and Operating Options.

In complying with Section 12.14 of the Listings Requirements, specifically the non-technical requirements of 12.14(b), SRK has relied upon Kumba Iron Ore for certain inputs to the FMs. These inputs (discussed in Section 1.0 of this CPR) are duly acknowledged by SRK. Further in reproducing the results of the FMs in this CPR, SRK provides assurances to the Directors of Kumba Iron Ore, that the technical-economic inputs: Listings Requirements Sections 12.14(b) (i, ii, iii, v, vi and vii) including operating expenditures, capital expenditure and saleable product profiles of the Material Properties, as provided and reviewed and modified where appropriate by SRK, are accurately incorporated into the FMs. SRK also duly acknowledge Kumba Iron Ore's opinion that the remaining inputs to the FMs required in compliance with the Listings Requirements: Sections 12.14(b) (iv, vii, ix, xi, xii, xiii, xiv, xv, xvi, xvii and xviii); are accurately reflected in the FMs.

14.2 Limitations and Reliance on Information

14.2.1 Limitations

Kumba Resources has agreed that, to the extent permitted by law, they will indemnify SRK and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this CPR. This indemnity will not apply in respect of any gross negligence, wilful misconduct or breach of law. Kumba Iron Ore have also agreed to indemnify SRK and its employees and officers for time incurred and any costs in relation to any inquiry or proceeding initiated by any person except where SRK or its employees and officers are found liable for, or guilty of, gross negligence, wilful misconduct in which case SRK shall bear such costs.

The Company has confirmed in writing to SRK that to its knowledge the information provided by it was complete and not incorrect, misleading or irrelevant in any material aspect. SRK has no reason to believe that any material facts have been withheld and Kumba Iron Ore has confirmed in writing that it believes it has provided all material information.

The achievability of LoM Plans, budgets and forecasts are neither warranted nor guaranteed by SRK. The forecasts as presented and discussed herein have been proposed by Kumba Iron Ore's management and adjusted where appropriate by SRK and cannot be assured; they are necessarily based on economic assumptions, many of which are beyond the control of management. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

14.2.2 Reliance on Information

SRK believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinions presented in the CPR. The preparation of a CPR is a complex process and should not be subjected to partial analysis or summary.

SRK's Equity Value for Kumba Iron Ore is effective at 1 January 2006 and is based on information provided by Kumba Iron Ore throughout the course of SRK's investigations which, in turn, reflect various technical – economic conditions prevailing at the date of this CPR. In particular, the Equity Value is based on expectations regarding commodity prices and exchange rates prevailing at the date of this CPR. These and the underlying TEPs can change significantly over relatively short periods of time. Should these change materially the Equity Value could be materially different in these changed circumstances. Further, SRK has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this CPR or to review, revise or update the CPR or opinion.

14.3 Valuation Methodology

The valuation methodology for arriving at the Equity Value of Kumba Iron Ore is based on the sum of the parts approach comprising the following:

- The Enterprise Value defined as the sum of the NPVs of Material Properties reflected therein;
- The value of Mineral Rights, Exploration Properties and non-LoM Mineral Resources; and
- Valuation Adjustments.

The sum of the Enterprise Values and the value of Mineral rights, Exploration Properties and non-LoM Mineral Resources is defined as the NAV of the Material Properties. The sum of the NAV of the Material Properties and the valuation adjustments is defined as the Equity Value of the Company.

14.4 Enterprise Value – Basis of Valuation

The Enterprise Values are based on the application of Discounted Cash Flow ("DCF") techniques to the post-tax pre-finance cash flows represented by the FMs as developed for each Material Property. The FMs are based on the various LoM Plans, including the TEPs (Section 12).

- In generating the FMs and deriving the Enterprise Values, SRK specifically, has incorporated the macro-economic forecasts as reflected in Table 1.2 and Table 1.3;
- Incorporated the commodity price forecasts as reflected in Section 13;
- Determined WACCs which reflect the countries in which the Material Properties are located and the currency of the FMs (Table 14.1);
- The discount rate used for projects is 16.2% (nominal), which includes a risk premium of 3.95% to reflect the higher risk associated with these projects;
- Relied upon Kumba Iron Ore for all accounting inputs as required for the generation of the FMs in respect of Taxation (Table 14.2);
- Relied upon Kumba Iron Ore to the extent that for all accounting inputs as required for the generation of the FMs in respect of the Net Movement in Working Capital (Table 14.3 and Table 14.4);
- Incorporated the royalty calculations as indicated in Table 12.1;
- Relied upon Kumba Iron Ore that the calculation of nominal cash flows is in accordance with the fiscal regime within which the Material Properties operate;
- Reported Enterprise Values for the Material Properties as at 1 January 2006 which are based on a DCF valuation of the post-tax pre-finance cash flows resulting form the FMs;
- Performed sensitivity analyses to ascertain the impact of discount factors, commodity prices, total working costs and capital expenditures;
- Excluded the impact of salvage value on cessation of mining operations; and
- Excluded the impact of Secondary Taxation on Companies for the South African Assets.

Table 14.1 WACC Calculations for Kumba Resources

Parameter	Units	South African Assets
Assumptions		
Average tax rate	(%)	29.00%
Inflation rate – long term	(%)	5.00%
Debt as percentage of capital	(%)	30.00%
Cost of Debt		
Pre-tax cost of debt – long term	(%)	10.00%
Less: Tax shield	(%)	–2.90%
After-tax cost of debt	(%)	**7.10%**
Cost of Equity		
Risk-free rate	(%)	7.70%
Beta-weighted market risk premium		
– Equity market risk premium	(%)	5.00%
– Beta		1.35
Cost of equity	(%)	**14.45%**
Weighted Average Cost of Capital		
Debt (30.00%)	(%)	2.13%
Equity (70.00%)	(%)	10.12%
WACC (Nominal)	(%)	**12.25%**
WACC (Nominal) – Including Risk Premium	(%)	**16.20%**

Table 14.2 Taxation Input Parameters as at 1 January 2006

Material Property	Assessed Loss (ZARm)	Unredeemed Capex (ZARm)	Corporate Taxation (%)
Sishen Mine			29
Thabazimbi Mine			29

Table 14.3 Working Capital Input Parameters as at 1 January 2006: Opening Balances

Material Property	Units	Debtors	Creditors	Stores
Sishen Mine	(ZARm)	931.8	(353.0)	407.8
Thabazimbi Mine[1]	(ZARm)	69.3	(552.0)	103.0

(1) Working capital number includes the Mittal Steel loan account.

Table 14.4 Working Capital Input Parameters as at 1 January 2006: Days

Material Property	Units	Debtors	Creditors	Stores
Sishen Mine	(days)	45	30	30
Thabazimbi Mine	(days)	30	45	60

14.5 Analysis of Operating Costs

Details on how the operating costs used in the FMs were derived is provided for the operating Material Properties in this section.

14.5.1 Iron Ore – Sishen Mine

The operating costs used in the FMs in Table 14.5 to Table 14.8 are based on the 2006 operating cost budget developed by Sishen Iron Ore during 2005. For each of the principal activities a number of cost elements are separated in terms of a fixed cost element and variable cost element. These fixed and variable cost elements are used to generate the forecast costs used in the FMs according to the tonnage hauled profile. The tonnage hauled profile includes ore and waste mining and stockpile re-handling. SRK has reviewed these costs and the calculations and incorporated a similar methodology in the FMs presented as part of this CPR. Due to the 2006 basis of the cost estimation and current elevated levels of certain consumables, notably diesel prices, these costs are considered to be conservatively estimated. SRK has made adjustments to the operating expenditures to reflect the following aspects:

- Adjusted the mining costs to account for the likely increase in costs associated with an increasing pit depth over the LoM Plan. The pit is scheduled to increase from some 80m below surface currently to some 430m according to the results of the mine design. SRK understand that Sishen is investigating improvements that would lead to lower costs than that assumed by SRK in the FMs. The projects and improvements currently considered include back-filling of exhausted open-pit areas, an increase in fleet size, and other mining methodologies for ore and waste transport;
- Excluded certain general and administrative items of a once-off or project nature in the cost forecasts;
- Included a provision for closure cost based on the difference between the estimated final closure cost and the balance of the environmental Trust Fund;
- Included a provision for the likely terminal benefits to employees at the end of the LoM; and
- Included a small adjustment to reflect an increase in various tailings management actions recommended by SRK in this CPR.

14.5.2 Iron Ore – Sishen South Project

The operating costs used in the FMs in Table 14.9 and Table 14.10 are based on the operating costs developed by Kumba Resources as presented in the June 2005 Feasibility Study document. The costs have generally been derived according to a zero-based estimation and have taken cognisance of the production profile and the likely physical changes in the operating parameters over the full period of the LoM Plan. SRK has reviewed these costs and the calculations and incorporated a similar methodology in the FMs presented as part of this CPR. SRK has not made any modification to the direct costs used in the FMs but has, however, made adjustments to the operating expenditures to reflect the following indirect costs:

- Included a provision for closure cost based on the difference between the estimated final closure cost and the balance of the environmental Trust Fund; and
- Included a provision for the likely terminal benefits to employees at the end of the LoM.

14.5.3 Iron Ore – Thabazimbi Mine

The operating costs used in the FM in Table 14.11 is based on the 2006 operating cost budget developed by Kumba Resources during 2005. For each of the principal activities a number of cost elements are separated in terms of a fixed cost element and variable cost element. These fixed and variable cost elements are used to generate the forecasted costs used in the FMs according to the tonnage profile. SRK has reviewed these costs and the calculations and incorporated a similar methodology in the FMs presented as part of this CPR. SRK has however made certain adjustments to the operating expenditures to reflect the following aspects:

- Increased the operating costs for certain tailings management aspects by ZAR8.3 million over the LoM Plan;
- Included a provision for closure cost based on the difference between the estimated final closure cost and the balance of the environmental Trust Fund. SRK has increased environmental costs associated for closure by some ZAR22 million to that of the Kumba environmental costs; and
- Included a provision for the likely terminal benefits to employees at the end of the LoM.

14.6 Enterprise Values: Post-Tax – Pre-Finance Cash Flows

Table 14.5 to Table 14.11 inclusive, present the post-tax pre-finance nominal cash flows for the Material Properties.

Note that these tables are not financial statements (Income Statements; Cash Flow Statements and Balance Sheet Statements) as may be customary for determining the consolidated cash flow positions for companies. Further, no account is taken of movements in working capital at the Company level, or deferrals of tax liabilities between accounting periods, as may be the case in the generation of such financial statements. The Material Properties valuations are derived from reported cash flows commencing 1 January 2006.

Table 14.5 Sishen Mine: FM in ZAR Nominal Terms (2006 to 2018) – Scenario I

STATISTIC	F. Year Project Year	Units	Totals LoM	2006 1	2007 2	2008 3	2009 4	2010 5	2011 6	2012 7	2013 8	2014 9	2015 10	2016 11	2017 12	2018 13
Production	Main Plant Headfeed	(Mt)	680	33.5	34.1	34.2	34.5	34.3	35.9	35.9	36.1	34.7	33.9	33.8	34.0	33.9
	SEP Headfeed	(Mt)	341		3.4	15.3	16.7	16.7	16.7	16.7	16.7	19.2	21.7	21.7	21.7	21.7
	Total Headfeed	(Mt)	1,021	33.5	37.5	49.5	51.2	51.1	52.6	52.6	52.8	53.9	55.6	55.5	55.6	55.6
Sales Volumes																
	Main Plant	(Mt)	566	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0
	– Lump	(Mt)	287	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7
	– DR	(Mt)	34	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7
	– DRS	(Mt)	22	1.2	1.2	1.2	1.2	1.1	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2
	– CS	(Mt)	59	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0
	– Fine	(Mt)	164	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4
	SEP Plant	(Mt)	204		2.0	9.2	10.0	10.0	10.0	10.0	10.0	11.5	13.0	13.0	13.0	13.0
	– Lump	(Mt)	123		1.2	5.5	6.0	6.0	6.0	6.0	6.0	6.9	7.8	7.8	7.8	7.8
	– Fine	(Mt)	82		0.8	3.7	4.0	4.0	4.0	4.0	4.0	4.6	5.2	5.2	5.2	5.2
	Total Sales	(Mt)	770	29.0	31.0	38.2	39.0	39.0	39.0	39.0	39.0	40.5	42.0	42.0	42.0	42.0
Financial – Nominal																
	Turnover	(ZARm)	228,700	7,157	7,781	8,245	8,045	8,842	9,310	9,795	10,300	11,234	12,239	12,625	12,945	13,268
	Total Working Costs	(ZARm)	(116,565)	(2,708)	(3,042)	(3,786)	(4,042)	(4,189)	(4,486)	(4,774)	(5,099)	(5,589)	(6,026)	(6,295)	(6,609)	(6,943)
	Distribution Costs[1]	(ZARm)	(45,566)	(955)	(1,117)	(1,613)	(1,641)	(1,658)	(1,743)	(1,830)	(1,922)	(2,138)	(2,352)	(2,469)	(2,593)	(2,722)
	Mining and Beneficiation Costs	(ZARm)	(68,233)	(1,803)	(1,946)	(2,127)	(2,292)	(2,411)	(2,633)	(2,823)	(3,047)	(3,288)	(3,488)	(3,648)	(3,839)	(4,042)
	Royalties	(ZARm)	(3,273)				(128)	(144)	(151)	(159)	(168)	(182)	(198)	(203)	(207)	(211)
	Inventory Adjustment	(ZARm)	507	50	21	(45)	19	24	42	39	37	18	11	25	29	32
	Operating Profit	(ZARm)	112,136	4,449	4,739	4,459	4,003	4,654	4,824	5,021	5,201	5,645	6,213	6,330	6,336	6,325
	Capital Expenditure	(ZARm)	(14,696)	(1,718)	(2,223)	(556)	(414)	(999)	(1,346)	(1,450)	(650)	(469)	(417)	(433)	(377)	(467)
	Net Change in Working Capital	(ZARm)	176	217	(69)	175	(70)	(119)	(100)	(74)	(2)	(32)	(32)	(48)	(47)	(64)
	Tax Liability	(ZARm)	(28,212)	(746)	(730)	(1,132)	(1,041)	(1,060)	(1,009)	(1,036)	(1,320)	(1,501)	(1,681)	(1,710)	(1,728)	(1,699)
Scenario I																
	Final Net Free Cash	(ZARm)	69,403	2,202	1,717	2,946	2,478	2,475	2,369	2,461	3,230	3,643	4,084	4,140	4,184	4,095
	Final Net Free Cash – Real	(ZARm)	42,523	2,202	1,635	2,672	2,140	2,036	1,856	1,837	2,295	2,465	2,632	2,541	2,446	2,280

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

Table 14.6 Sishen Mine: FM in ZAR Nominal Terms (2019 to 2025) – Scenario I

STATISTIC	F. Year / Project Year	Units	Totals LoM	2019 / 14	2020 / 15	2021 / 16	2022 / 17	2023 / 18	2024 / 19	2025 / 20
Production	Main Plant Headfeed	(Mt)	**680**	33.6	37.2	35.6	35.5	34.5	36.2	18.6
	SEP Headfeed	(Mt)	**341**	21.7	21.7	21.7	21.4	18.6	17.9	9.9
	Total Headfeed	(Mt)	**1,021**	55.2	58.9	57.2	56.9	53.1	54.1	28.5
Sales Volumes										
	Main Plant	(Mt)	**566**	29.0	29.0	29.0	29.0	29.0	29.0	14.6
	– Lump	(Mt)	**287**	14.7	14.7	14.7	14.7	14.7	14.7	7.4
	– DR	(Mt)	**34**	1.7	1.7	1.7	1.7	1.7	1.7	0.9
	– DRS	(Mt)	**22**	1.2	1.2	1.2	1.2	1.1	1.2	0.6
	– CS	(Mt)	**59**	3.0	3.0	3.0	3.0	3.0	3.0	1.5
	– Fine	(Mt)	**164**	8.4	8.4	8.4	8.4	8.4	8.4	4.2
	SEP Plant	(Mt)	**204**	13.0	13.0	13.0	12.8	11.2	10.7	5.8
	– Lump	(Mt)	**123**	7.8	7.8	7.8	7.7	6.7	6.4	3.5
	– Fine	(Mt)	**82**	5.2	5.2	5.2	5.1	4.5	4.3	2.3
	Total Sales	(Mt)	**770**	42.0	42.0	42.0	41.8	40.2	39.7	20.4
Financial – Nominal										
	Turnover	(ZARm)	**228,700**	**13,588**	**13,917**	**14,527**	**15,182**	**15,316**	**15,869**	**8,514**
	Total Working Costs	(ZARm)	**(116,565)**	**(7,268)**	**(7,656)**	**(8,037)**	**(8,361)**	**(8,501)**	**(8,729)**	**(4,424)**
	Distribution Costs[1]	(ZARm)	**(45,566)**	(2,858)	(3,001)	(3,151)	(3,291)	(3,281)	(3,383)	(1,847)
	Mining and Beneficiation Costs	(ZARm)	**(68,233)**	(4,227)	(4,478)	(4,699)	(4,867)	(5,045)	(5,119)	(2,411)
	Royalties	(ZARm)	**(3,273)**	(215)	(218)	(228)	(238)	(241)	(250)	(133)
	Inventory Adjustment	(ZARm)	**507**	32	41	41	35	66	23	(33)
	Operating Profit	(ZARm)	**112,136**	6,321	6,261	6,490	6,821	6,815	7,140	4,090
	Capital Expenditure	(ZARm)	**(14,696)**	(605)	(608)	(804)	(582)	(469)	(107)	
	Net Change in Working Capital	(ZARm)	**176**	(66)	(71)	(88)	(44)	(89)	(12)	811
	Tax Liability	(ZARm)	**(28,212)**	(1,657)	(1,639)	(1,649)	(1,809)	(1,840)	(2,040)	(1,186)
Scenario I										
	Final Net Free Cash	(ZARm)	**69,403**	**3,992**	**3,943**	**3,948**	**4,386**	**4,416**	**4,982**	**3,714**
	Final Net Free Cash – Real	(ZARm)	**42,523**	**2,117**	**1,991**	**1,899**	**2,009**	**1,927**	**2,070**	**1,470**

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

Table 14.7 Sishen Mine: FM in ZAR Nominal Terms (2006 to 2018) – Scenario II

STATISTIC F. Year / Project Year	Units	Totals LoM	2006 1	2007 2	2008 3	2009 4	2010 5	2011 6	2012 7	2013 8	2014 9	2015 10	2016 11	2017 12	2018 13
Production															
Main Plant Headfeed	(Mt)	750	33.5	34.1	34.2	34.5	34.3	35.9	35.9	36.1	34.7	33.9	33.8	34.0	33.9
SEP Headfeed	(Mt)	398		3.4	15.3	16.7	16.7	16.7	16.7	16.7	19.2	21.7	21.7	21.7	21.7
Total Headfeed	(Mt)	1,148	33.5	37.5	49.5	51.2	51.1	52.6	52.6	52.8	53.9	55.6	55.5	55.6	55.6
Sales Volumes															
Main Plant	**(Mt)**	**623**	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0
– Lump	(Mt)	317	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7	14.7
– DR	(Mt)	37	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7
– DRS	(Mt)	25	1.2	1.2	1.2	1.2	1.1	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2
– CS	(Mt)	64	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0
– Fine	(Mt)	180	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4
SEP Plant	**(Mt)**	**239**		2.0	9.2	10.0	10.0	10.0	10.0	10.0	11.5	13.0	13.0	13.0	13.0
– Lump	(Mt)	143		1.2	5.5	6.0	6.0	6.0	6.0	6.0	6.9	7.8	7.8	7.8	7.8
– Fine	(Mt)	95		0.8	3.7	4.0	4.0	4.0	4.0	4.0	4.6	5.2	5.2	5.2	5.2
Total Sales	**(Mt)**	**862**	29.0	31.0	38.2	39.0	39.0	39.0	39.0	39.0	40.5	42.0	42.0	42.0	42.0
Financial – Nominal															
Turnover	**(ZARm)**	**270,294**	**7,157**	**7,781**	**8,245**	**8,045**	**8,842**	**9,310**	**9,795**	**10,300**	**11,234**	**12,239**	**12,625**	**12,945**	**13,268**
Total Working Costs	**(ZARm)**	**(134,808)**	**(2,708)**	**(3,042)**	**(3,786)**	**(4,042)**	**(4,189)**	**(4,486)**	**(4,774)**	**(5,099)**	**(5,589)**	**(6,026)**	**(6,295)**	**(6,609)**	**(6,943)**
Distribution Costs[(1)]	(ZARm)	**(55,341)**	(955)	(1,117)	(1,613)	(1,641)	(1,658)	(1,743)	(1,830)	(1,922)	(2,138)	(2,352)	(2,469)	(2,593)	(2,722)
Mining and Beneficiation Costs	(ZARm)	**(87,257)**	(1,803)	(1,946)	(2,127)	(2,292)	(2,411)	(2,633)	(2,823)	(3,047)	(3,288)	(3,488)	(3,648)	(3,839)	(4,042)
Royalties	(ZARm)	**(3,909)**				(128)	(144)	(151)	(159)	(168)	(182)	(198)	(203)	(207)	(211)
Inventory Adjustment	(ZARm)	**11,699**	50	21	(45)	19	24	42	39	37	18	11	25	29	32
Operating Profit	(ZARm)	**135,486**	4,449	4,739	4,459	4,003	4,654	4,824	5,021	5,201	5,645	6,213	6,330	6,336	6,325
Capital Expenditure	(ZARm)	**(14,696)**	(1,718)	(2,223)	(556)	(414)	(999)	(1,346)	(1,450)	(650)	(469)	(417)	(433)	(377)	(467)
Net Change in Working Capital	(ZARm)	**987**	217	(69)	175	(70)	(119)	(100)	(74)	(2)	(32)	(32)	(48)	(47)	(64)
Tax Liability	(ZARm)	**(34,983)**	(746)	(730)	(1,132)	(1,041)	(1,060)	(1,009)	(1,036)	(1,320)	(1,501)	(1,681)	(1,710)	(1,728)	(1,699)
Scenario II															
Final Net Free Cash	**(ZARm)**	**86,793**	**2,202**	**1,717**	**2,946**	**2,478**	**2,475**	**2,369**	**2,461**	**3,230**	**3,643**	**4,084**	**4,140**	**4,184**	**4,095**
Final Net Free Cash – Real	**(ZARm)**	**48,743**	**2,202**	**1,635**	**2,672**	**2,140**	**2,036**	**1,856**	**1,837**	**2,295**	**2,465**	**2,632**	**2,541**	**2,446**	**2,280**

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

Scenario II includes Inferred Resources in the LoM Plan, ore from selective mining and ore from stockpiles. The Inferred Resources reported have had modifying factors applied to them, such as mining losses and dilution, such that they represent headfeed tonnages and grades.

Table 14.8 Sishen Mine: FM in ZAR Nominal Terms (2019 to 2029) – Scenario II

STATISTIC	F. Year / Project Year	Units	Totals LoM	2019 / 14	2020 / 15	2021 / 16	2022 / 17	2023 / 18	2024 / 19	2025 / 20	2026 / 21	2027 / 22	2028 / 23	2029 / 24
Production														
	Main Plant Headfeed	(Mt)	750	33.6	37.2	35.6	35.5	34.5	36.2	36.5	35.0	15.4	0.3	1.2
	SEP Headfeed	(Mt)	398	21.7	21.7	21.7	21.4	18.6	17.9	19.4	20.5	17.0	8.0	1.9
	Total Headfeed	(Mt)	1,148	55.2	58.9	57.2	56.9	53.1	54.1	55.9	55.4	32.4	8.3	3.1
Sales Volumes														
	Main Plant	(Mt)	623	29.0	29.0	29.0	29.0	29.0	29.0	29.2	29.0	12.7	0.3	1.0
	– Lump	(Mt)	317	14.7	14.7	14.7	14.7	14.7	14.7	14.8	14.7	6.5	0.1	0.5
	– DR	(Mt)	37	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	0.8	0.0	0.1
	– DRS	(Mt)	25	1.2	1.2	1.2	1.2	1.1	1.2	1.2	1.1	0.5	0.0	0.0
	– CS	(Mt)	64	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	1.3	0.0	0.1
	– Fine	(Mt)	180	8.4	8.4	8.4	8.4	8.4	8.4	8.4	8.4	3.7	0.1	0.3
	SEP Plant	(Mt)	239	13.0	13.0	13.0	12.8	11.2	10.7	11.6	12.3	10.2	4.8	1.1
	– Lump	(Mt)	143	7.8	7.8	7.8	7.7	6.7	6.4	7.0	7.4	6.1	2.9	0.7
	– Fine	(Mt)	95	5.2	5.2	5.2	5.1	4.5	4.3	4.7	4.9	4.1	1.9	0.5
	Total Sales	(Mt)	862	42.0	42.0	42.0	41.8	40.2	39.7	40.8	41.3	23.0	5.1	2.1
Financial – Nominal														
	Turnover	(ZARm)	270,294	13,588	13,917	14,527	15,182	15,316	15,869	17,028	19,115	10,324	2,572	1,069
	Total Working Costs	(ZARm)	(134,808)	(7,268)	(7,656)	(8,037)	(8,361)	(8,501)	(8,729)	(8,849)	(9,333)	(6,608)	(633)	2,755
	Distribution Costs[1]	(ZARm)	(55,341)	(2,858)	(3,001)	(3,151)	(3,291)	(3,281)	(3,383)	(3,695)	(4,265)	(2,725)	(638)	(300)
	Mining and Beneficiation Costs	(ZARm)	(87,257)	(4,227)	(4,478)	(4,699)	(4,867)	(5,045)	(5,119)	(4,822)	(4,723)	(4,179)	(3,873)	(3,838)
	Royalties	(ZARm)	(3,909)	(215)	(218)	(228)	(238)	(241)	(250)	(267)	(297)	(152)	(39)	(15)
	Inventory Adjustment	(ZARm)	11,699	32	41	41	35	66	23	(65)	(48)	448	3,917	6,908
	Operating Profit	(ZARm)	135,486	6,321	6,261	6,490	6,821	6,815	7,140	8,179	9,782	3,716	1,939	3,823
	Capital Expenditure	(ZARm)	(14,696)	(605)	(608)	(804)	(582)	(469)	(107)					
	Net Change in Working Capital	(ZARm)	987	(66)	(71)	(88)	(44)	(89)	(12)	99	106	(135)	(3,892)	5,444
	Tax Liability	(ZARm)	(34,983)	(1,657)	(1,639)	(1,649)	(1,809)	(1,840)	(2,040)	(2,372)	(2,837)	(1,078)	(562)	(1,109)
Scenario II														
	Final Net Free Cash	(ZARm)	86,793	3,992	3,943	3,948	4,386	4,416	4,982	5,906	7,051	2,503	(2,515)	8,159
	Final Net Free Cash – Real	(ZARm)	48,743	2,117	1,991	1,899	2,009	1,927	2,070	2,337	2,658	898	(860)	2,656

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

Scenario II includes Inferred Resources in the LoM Plan, ore from selective mining and ore from stockpiles. The Inferred Resources reported have had modifying factors applied to them, such as mining losses and dilution, such that they represent headfeed tonnages and grades.

Table 14.9 Sishen South Project: FM in ZAR Nominal Terms (2006 to 2018)

STATISTIC	F. Year / Project Year	Units	Totals LoM	2006 / 1	2007 / 2	2008 / 3	2009 / 4	2010 / 5	2011 / 6	2012 / 7	2013 / 8	2014 / 9	2015 / 10	2016 / 11	2017 / 12	2018 / 13
Production																
	Total Headfeed	(Mt)	65		1.3	3.2	2.7	2.4	3.4	3.0	3.2	3.0	2.7	2.7	3.0	3.0
Sales Volumes																
	Main Plant															
	– Lump	(Mt)	39		0.3	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8
	– Fine	(Mt)	25		0.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2
	Total Sales	(Mt)	65		0.6	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0
Financial – Nominal																
	Net Revenue	(ZARm)	22,579		151	688	657	727	763	804	842	884	932	970	987	1,005
	Total Working Costs	(ZARm)	(13,881)		(149)	(394)	(386)	(414)	(440)	(454)	(480)	(502)	(522)	(553)	(584)	(612)
	Distribution Costs[1]	(ZARm)	(6,480)		(32)	(177)	(185)	(193)	(203)	(213)	(223)	(235)	(246)	(259)	(272)	(285)
	Mining and Beneficiation Costs	(ZARm)	(7,092)		(118)	(217)	(192)	(210)	(226)	(230)	(244)	(254)	(262)	(281)	(298)	(312)
	Royalties	(ZARm)	(309)				(9)	(11)	(11)	(12)	(12)	(13)	(14)	(14)	(14)	(14)
	Operating Profit	(ZARm)	8,699		1	294	271	313	323	349	362	382	410	416	403	393
	Capital Expenditure	(ZARm)	(1,392)	(491)	(340)	(50)	(2)			(3)	(46)	(81)	(15)	(55)	(84)	
	Net Change in Working Capital	(ZARm)	(61)	40	(21)	(82)	(2)	(7)	(3)	(4)		(1)	(11)		2	(8)
	Tax Liability	(ZARm)	(2,128)	142	98	(71)	(78)	(91)	(94)	(100)	(92)	(87)	(115)	(105)	(92)	(114)
Scenario I																
	Final Net Free Cash	(ZARm)	5,118	(308)	(262)	91	189	215	226	242	224	212	270	257	228	271
	Final Net Free Cash – Real	(ZARm)	2,503	(308)	(250)	83	163	177	177	180	159	144	174	157	133	151

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

Table 14.10 Sishen South Project: FM in ZAR Nominal Terms (2019 to 2029)

STATISTIC	F. Year Project Year	Units	Totals LoM	2019 14	2020 15	2021 16	2022 17	2023 18	2024 19	2025 20	2026 21	2027 22	2028 23	2029 24
Production														
	Total Headfeed	(Mt)	65	3.0	3.0	3.1	3.1	3.3	3.4	3.1	2.8	2.7	2.7	1.1
Sales Volumes														
	Main Plant													
	– Lump	(Mt)	39	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	0.7
	– Fine	(Mt)	25	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	0.5
	Total Sales	(Mt)	65	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	1.2
Financial – Nominal														
	Turnover	(ZARm)	22,579	1,032	1,054	1,097	1,151	1,211	1,270	1,335	1,393	1,460	1,533	638
	Total Working Costs	(ZARm)	(13,881)	(642)	(671)	(709)	(731)	(756)	(815)	(865)	(876)	(885)	(1,018)	(422)
	Distribution Costs[1]	(ZARm)	(6,480)	(299)	(314)	(330)	(347)	(364)	(382)	(401)	(421)	(442)	(464)	(193)
	Mining and Beneficiation Costs	(ZARm)	(7,092)	(328)	(342)	(363)	(368)	(375)	(415)	(445)	(435)	(422)	(532)	(220)
	Royalties	(ZARm)	(309)	(15)	(15)	(15)	(16)	(17)	(18)	(19)	(19)	(20)	(21)	(9)
	Operating Profit	(ZARm)	8,699	389	382	388	421	454	455	470	517	575	515	216
	Capital Expenditure	(ZARm)	(1,392)	(1)	(2)	(67)	(119)	(3)	(19)	(12)				
	Net Change in Working Capital	(ZARm)	(61)	(2)	(2)	2	(2)	(16)	(3)	(6)	(9)	(10)	(1)	86
	Tax Liability	(ZARm)	(2,128)	(112)	(110)	(93)	(87)	(131)	(127)	(133)	(150)	(170)	(155)	(63)
Scenario I														
	Final Net Free Cash	(ZARm)	5,118	273	268	229	212	304	307	319	358	395	359	239
	Final Net Free Cash – Real	(ZARm)	2,503	145	136	110	97	133	128	126	135	145	129	78

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

Table 14.11 Thabazimbi Mine: FM in ZAR Nominal Terms (2006 to 2010)

STATISTIC	F. Year / Project Year	Units	Totals LoM	2006 / 1	2007 / 2	2008 / 3	2009 / 4	2010 / 5
Production								
	Total Headfeed	(Mt)	14	3.0	3.0	3.0	3.0	2.4
Sales Volumes								
	Lump	(Mt)	5	1.1	1.1	1.1	1.1	0.8
	Fine	(Mt)	7	1.4	1.4	1.4	1.5	1.2
	Total Sales	(Mt)	12	2.5	2.5	2.5	2.5	2.0
Financial – Nominal								
	Net Revenue	(ZARm)	2,295	488	477	452	491	386
	Total Working Costs	(ZARm)	(1,618)	(358)	(331)	(306)	(337)	(285)
	Operating Profit	(ZARm)	678	131	146	146	154	101
	Capital Expenditure	(ZARm)	(73)	(28)	(22)	(19)	(4)	
	Net Change in Working Capital	(ZARm)	(350)	(66)	(72)	(77)	(100)	(34)
	Tax Liability	(ZARm)	(175)	(30)	(36)	(37)	(44)	(29)
	Final Net Free Cash	(ZARm)	80	7	16	13	7	37
	Final Net Free Cash – Real	(ZARm)	71	7	15	12	6	31

14.7 Enterprise Value – Net Present Values and Sensitivities

The following section presents the NPVs of the nominal cash flow as derived from the FMs in Table 14.5 to Table 14.11 for each Material Property and the consolidated summary for the Company.

The various NPV tables include the following:

- NPVs at a range of discount factors in relation to the Mining Asset specific WACC;
- NPV sensitivity to discount factors based on percentage variance of the Mining Asset specific WACC;
- NPV sensitivity to sales revenue, total working costs and capital expenditure derived from single parameter sensitivity analysis at the Mining Asset specific WACC; and
- NPV sensitivity to sales revenue and total working costs derived from twin parameter sensitivity at the Mining Asset specific WACC.

In addition to the above IRR sensitivities to sales revenue and total working costs has also been derived for the Sishen South Project.

14.7.1 Sishen Mine

Scenario I

Table 14.12 Sishen Mine: NPV at Various Discount Factors

Discount Factor (%)	NPV (ZARm)
3.00%	51,692
6.00%	37,935
9.00%	28,820
12.25%	**22,170**
15.00%	18,218
18.00%	15,054
21.00%	12,709

Table 14.13 Sishen Mine: NPV Sensitivity to WACC – Scenario I

Sensitivity (%)	Discount Factor (%)	NPV (ZARm)
–20.00%	9.80%	26,930
–15.00%	10.41%	25,605
–10.00%	11.02%	24,375
–5.00%	11.63%	23,233
0.00%	**12.25%**	**22,170**
5.00%	12.86%	21,181
10.00%	13.47%	20,258
15.00%	14.08%	19,397
20.00%	14.69%	18,593

Table 14.14 Sishen Mine: Single Parameter NPV Sensitivity at the WACC – Scenario I

Sensitivity Range – Revenue	**–30%**	**–20%**	**–10%**	**0%**	**10%**	**20%**	**30%**
Sensitivity Range – Total Working Cost	**–15%**	**–10%**	**–5%**	**0%**	**5%**	**10%**	**15%**
Sensitivity Range – Capital Expenditure	**–15%**	**–10%**	**–5%**	**0%**	**5%**	**10%**	**15%**
	(ZARm)	**(ZARm)**	**(ZARm)**	**(ZARm)**	**(ZARm)**	**(ZARm)**	**(ZARm)**
Revenue	(2,216)	5,608	13,504	**22,170**	31,613	41,832	52,828
Total Working Cost	25,865	24,633	23,402	**22,170**	20,939	19,707	18,476
Capital Expenditure	23,252	22,891	22,531	**22,170**	21,810	21,449	21,089

Table 14.15 Sishen Mine: Twin Parameter NPV Sensitivity at the WACC (Revenue, Working Costs) – Scenario I

NPV (ZARm)		Revenue Sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	2,111	9,308	17,198	25,865	35,308	45,527	56,522
Total	–10%	786	8,076	15,967	24,633	34,076	44,295	55,291
Working	–5%	(589)	6,843	14,735	23,402	32,845	43,064	54,059
Costs	0%	(2,216)	5,608	13,504	**22,170**	31,613	41,832	52,828
Sensitivity	5%	(3,951)	4,365	12,272	20,939	30,382	40,601	51,596
	10%	(5,686)	3,122	11,041	19,707	29,150	39,369	50,365
	15%	(7,420)	1,868	9,809	18,476	27,919	38,138	49,133

Table 14.16 Sishen Mine: Twin Parameter NPV Sensitivity at the WACC (Revenue, Capital Expenditure) – Scenario I

NPV (ZARm)		Revenue Sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(1,135)	6,689	14,585	23,252	32,695	42,914	53,909
Capital	–10%	(1,495)	6,329	14,225	22,891	32,334	42,553	53,549
Expenditure	–5%	(1,856)	5,968	13,864	22,531	31,974	42,193	53,188
	0%	(2,216)	5,608	13,504	**22,170**	31,613	41,832	52,828
	5%	(2,577)	5,247	13,143	21,810	31,253	41,472	52,467
	10%	(2,937)	4,887	12,783	21,449	30,892	41,111	52,107
	15%	(3,298)	4,526	12,422	21,089	30,532	40,751	51,746

Scenario II

Table 14.17 – Sishen Mine: NPV at Various Discount Factors – Scenario II

Discount Factor (%)	NPV (ZARm)
3.00%	58,682
6.00%	41,583
9.00%	30,762
12.25%	**23,171**
15.00%	18,798
18.00%	15,380
21.00%	12,894

Table 14.18 Sishen Mine: NPV Sensitivity to WACC – Scenario II

Sensitivity (%)	Discount Factor (%)	NPV (ZARm)
–20.00%	9.80%	28,576
–15.00%	10.41%	27,057
–10.00%	11.02%	25,657
–5.00%	11.63%	24,365
0.00%	**12.25%**	**23,171**
5.00%	12.86%	22,066
10.00%	13.47%	21,042
15.00%	14.08%	20,091
20.00%	14.69%	19,208

Table 14.19 Sishen Mine: Single Parameter NPV Sensitivity at the WACC – Scenario II

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital Expenditure	–15%	–10%	–5%	0%	5%	10%	15%
	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(1,913)	6,072	14,225	**23,171**	32,916	43,460	54,804
Total Working Cost	26,989	25,716	24,444	**23,171**	21,898	20,626	19,353
Capital Expenditure	24,252	23,892	23,531	**23,171**	22,810	22,450	22,090

Table 14.20 Sishen Mine: Twin Parameter NPV Sensitivity at the WACC (Revenue, Working Costs) – Scenario II

NPV (ZARm)		Revenue Sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	2,465	9,896	18,043	26,989	36,734	47,279	58,622
Total	–10%	1,099	8,623	16,770	25,716	35,462	46,006	57,349
Working	–5%	(317)	7,349	15,497	24,444	34,189	44,733	56,076
Costs	0%	(1,913)	6,072	14,225	**23,171**	32,916	43,460	54,804
Sensitivity	5%	(3,667)	4,788	12,952	21,898	31,643	42,188	53,531
	10%	(5,459)	3,505	11,679	20,626	30,371	40,915	52,258
	15%	(7,252)	2,208	10,407	19,353	29,098	39,642	50,985

Table 14.21 Sishen Mine: Twin Parameter NPV Sensitivity at the WACC (Revenue, Capital Expenditure) – Scenario II

NPV (ZARm)		Revenue Sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(832)	7,154	15,306	24,252	33,998	44,542	55,885
Capital	–10%	(1,192)	6,793	14,946	23,892	33,637	44,181	55,525
Expenditure	–5%	(1,553)	6,433	14,585	23,531	33,277	43,821	55,164
	0%	(1,913)	6,072	14,225	**23,171**	32,916	43,460	54,804
	5%	(2,274)	5,712	13,864	22,810	32,556	43,100	54,443
	10%	(2,634)	5,351	13,504	22,450	32,195	42,739	54,083
	15%	(2,995)	4,991	13,143	22,090	31,835	42,379	53,722

14.7.2 Sishen South Project

Table 14.22 Sishen South Project: NPV at Various Discount Factors

Discount Factor (%)	NPV (ZARm)
4.00%	2,763
8.00%	1,548
12.00%	886
16.20%	**489**
20.00%	270
24.00%	122
28.00%	23

Table 14.23 Sishen South Project: NPV Sensitivity to WACC

Sensitivity (%)	Discount Factor (%)	NPV (ZARm)
–20.00%	12.96%	775
–15.00%	13.77%	692
–10.00%	14.58%	617
– 5.00%	15.39%	550
0.00%	**16.20%**	**489**
5.00%	17.01%	434
10.00%	17.82%	383
15.00%	18.63%	338
20.00%	19.44%	297

Table 14.24 Sishen South Project: Single Parameter NPV Sensitivity at the WACC

Sensitivity Range – Revenue	**–30%**	**–20%**	**–10%**	**0%**	**10%**	**20%**	**30%**
Sensitivity Range – Total Working Cost	**–15%**	**–10%**	**–5%**	**0%**	**5%**	**10%**	**15%**
Sensitivity Range – Capital Expenditure	**–15%**	**–10%**	**–5%**	**0%**	**5%**	**10%**	**15%**
	(ZARm)	**(ZARm)**	**(ZARm)**	**(ZARm)**	**(ZARm)**	**(ZARm)**	**(ZARm)**
Revenue	(317)	(48)	220	**489**	757	1,026	1,295
Total Working Cost	728	648	568	**489**	409	329	250
Capital Expenditure	607	568	528	**489**	449	410	370

Table 14.25 Sishen South Project: Twin Parameter NPV Sensitivity at the WACC (Revenue, Working Costs)

NPV (ZARm)		Revenue Sensitivity						
		–30%	**–20%**	**–10%**	**0%**	**10%**	**20%**	**30%**
	–15%	(78)	190	459	728	996	1,265	1,533
Total	**–10%**	(158)	111	379	648	917	1,185	1,454
Working	**–5%**	(237)	31	300	568	837	1,106	1,374
Costs	**0%**	(317)	(48)	220	**489**	757	1,026	1,295
Sensitivity	**5%**	(397)	(128)	140	409	678	946	1,215
	10%	(477)	(208)	61	329	598	867	1,135
	15%	(556)	(287)	(19)	250	518	787	1,056

Table 14.26 Sishen South Project: Twin Parameter NPV Sensitivity at the WACC (Revenue, Capital Expenditure)

NPV (ZARm)		Revenue Sensitivity						
		–30%	**–20%**	**–10%**	**0%**	**10%**	**20%**	**30%**
	–15%	(199)	70	338	607	876	1,144	1,413
Capital	**–10%**	(238)	30	299	568	836	1,105	1,373
Expenditure	**–5%**	(278)	(9)	260	528	797	1,065	1,334
	0%	(317)	(48)	220	**489**	757	1,026	1,295
	5%	(357)	(88)	181	449	718	987	1,255
	10%	(396)	(127)	141	410	678	947	1,216
	15%	(435)	(167)	102	370	639	908	1,176

Table 14.27 Sishen South Project: Twin Parameter IRR Sensitivity (Revenue, Working Costs)

IRR (%)		Revenue Sensitivity						
		-30%	-20%	-10%	0%	10%	20%	30%
	-15%	13.77%	21.60%	28.53%	35.05%	41.33%	47.45%	53.44%
Total	-10%	11.08%	19.41%	26.53%	33.13%	39.46%	45.60%	51.62%
Working	-5%	8.04%	17.13%	24.49%	31.20%	37.58%	43.76%	49.80%
Cost	0%	4.39%	14.71%	22.40%	**29.24%**	35.69%	41.91%	47.97%
Sensitivity	5%	0.00%	12.09%	20.24%	27.26%	33.79%	40.05%	46.15%
	10%	0.00%	9.16%	18.00%	25.24%	31.87%	38.19%	44.32%
	15%	0.00%	5.70%	15.63%	23.18%	29.94%	36.32%	42.48%

Table 14.28 Sishen South Project: Twin Parameter IRR Sensitivity (Revenue, Capital Expenditure)

IRR (%)		Revenue Sensitivity						
		-30%	-20%	-10%	0%	10%	20%	30%
	-15%	7.43%	18.76%	27.65%	35.78%	43.57%	51.15%	58.58%
Capital	-10%	6.31%	17.25%	25.66%	33.30%	40.56%	47.61%	54.51%
Expenditure	-5%	5.31%	15.90%	23.93%	31.14%	37.96%	44.56%	51.01%
	0%	4.39%	14.71%	22.40%	**29.24%**	35.69%	41.91%	47.97%
	5%	3.55%	13.63%	21.03%	27.56%	33.68%	39.57%	45.30%
	10%	2.78%	12.65%	19.79%	26.05%	31.89%	37.49%	42.93%
	15%	2.07%	11.75%	18.67%	24.69%	30.28%	35.63%	40.81%

14.7.3 Thabazimbi Mine

Table 14.29 Thabazimbi Mine: NPV at Various Discount Factors

Discount Factor (%)	NPV (ZARm)
6.00%	72
8.00%	65
12.00%	59
12.25%	**53**
14.00%	49
18.00%	45
20.00%	41

Table 14.30 Thabazimbi Mine: NPV Sensitivity to WACC

Sensitivity (%)	Discount Factor (%)	NPV (ZARm)
-20.00%	9.80%	57
-15.00%	10.41%	56
-10.00%	11.02%	55
-5.00%	11.63%	54
0.00%	**12.25%**	**53**
5.00%	12.86%	52
10.00%	13.47%	51
15.00%	14.08%	50
20.00%	14.69%	49

Table 14.31 Thabazimbi Mine: Single Parameter NPV Sensitivity at the WACC

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital Expenditure	–15%	–10%	–5%	0%	5%	10%	15%
	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(290)	(175)	(61)	53	168	282	396
Total Working Cost	178	136	95	53	12	(30)	(71)
Capital Expenditure	57	56	55	53	52	51	49

Table 14.32 Thabazimbi Mine: Twin Parameter NPV Sensitivity at the WACC (Revenue, Working Costs)

NPV (ZARm)		Revenue Sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(165)	(51)	64	178	292	407	521
Total	–10%	(207)	(92)	22	136	251	365	479
Working	–5%	(248)	(134)	(19)	95	209	323	438
Costs	0%	(290)	(175)	(61)	53	168	282	396
Sensitivity	5%	(331)	(217)	(103)	12	126	240	355
	10%	(373)	(258)	(144)	(30)	84	199	313
	15%	(414)	(300)	(186)	(71)	43	157	271

Table 14.33 Thabazimbi Mine: Twin Parameter NPV Sensitivity at the WACC (Revenue, Capital Expenditure)

NPV (ZARm)		Revenue Sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(286)	(172)	(57)	57	171	286	400
Capital	–10%	(287)	(173)	(59)	56	170	284	399
Expenditure	–5%	(288)	(174)	(60)	55	169	283	397
	0%	(290)	(175)	(61)	53	168	282	396
	5%	(291)	(177)	(62)	52	166	281	395
	10%	(292)	(178)	(64)	51	165	279	394
	15%	(293)	(179)	(65)	49	164	278	392

14.8 Valuation of Mineral Rights and Non-LoM Mineral Resources

The valuation of Mineral Rights and non-LoM Resources are highly subjective and as such cannot be relied upon to the same degree of confidence as that derived from the LoM plans which are supported by Mineral Resource and Mineral Reserve statements. Consequently these should only be considered as indicative and may materially differ based on the assumptions stated therein.

Further in considering the relative contribution of the Mineral Rights and Non-LoM Mineral Resources to the total value of the Material Properties, SRK note that this represents some 3% of the value of Kumba Iron Ore.

SRK has based its review of the Material Properties on information provided by Kumba Iron Ore, along with technical reports by previous owners or explorers of the properties, and other relevant published and unpublished data.

A desktop evaluation of the Exploration Properties was carried out. All reasonable enquiries have been made to confirm the authenticity and completeness of the technical data upon which this report is based.

Some of these projects include more than one mineral title or license, but for the purposes of this valuation the individual projects were taken as single entities.

14.8.1 Exploration Properties – Valuation Methodology

There are numerous recognised methods applied in valuing "mineral assets". The most appropriate application of the various methods depends on careful consideration of several factors and the Valmin Code 2005 states that: "The Expert and Specialist must make use of valuation methods suitable for the Mineral or Petroleum Assets or Securities under consideration. Selection of an appropriate valuation method will depend on such factors as:

- the nature of the Valuation;
- the development status of the Mineral or Petroleum Assets; and
- the extent and reliability of available information."

The Valmin Code 2005 classifies the level of asset development according to the following categories:

- **"Exploration Areas"** are properties where mineralisation may or may not have been identified, but where a Mineral Resource has not been identified.
- **"Advanced Exploration Areas"** are those where considerable exploration has been undertaken and specific targets have been identified that warrant further detailed investigation, usually by drilling, trenching or some form of detailed geological sampling. A Mineral Resource may or may not have been estimated but sufficient work will have been undertaken on at least one prospect to provide a good understanding of the type of mineralisation present and encouragement that further work will elevate the asset (or a part thereof) to the Resource category.
- **"Pre-Development Projects"** refers to properties where Mineral Resources have been estimated (possibly incompletely) but where a decision to proceed with development has not been made. Properties at the early assessment stage, properties for which a decision has been made not to proceed with development, properties on care and maintenance and properties held on retention titles are included in this category if Mineral Resources have been estimated, even if no further valuation, technical assessment or advanced exploration is being undertaken.
- **"Development Projects"** are properties for which a decision have been made to proceed with construction and/or production, but which have not been commissioned or are not operating at design levels.
- **"Operating Mines"** refers to mineral properties which have been commissioned and are in production.

Where previous and future committed exploration expenditures are known, or can be reasonably estimated, the Multiple of Exploration Expenditures ("MEE") method can be applied to derive a cost-based technical value. The method requires establishing a relevant Expenditure Base ("EB") from past and future committed exploration expenditure. A premium or discount is then assigned to the EB through application of a Prospectivity Enhancement Multiplier ("PEM"), which reflects the success or failure of exploration done to date and the future potential of the asset. The basic tenet of this approach is that the amount of exploration expenditure justified on a property is related to its intrinsic technical value. The MEE method is best applicable to Exploration and Advanced Exploration Areas.

Where Comparable Transactions relating to the sale, joint venture or farm-in/farm-out of mineral assets are known, such transactions may be used as a guide to, or a means of, valuation. For a transaction to be considered comparable it should be similar to the asset being valued in terms of location, timing and commodity, and the transaction regarded as of "arm's length". The Comparable Transactions method is best applicable to Exploration and Advanced Exploration areas, and Pre-Development Projects. Its application to more advanced mineral assets is generally restricted to recent sales (whole or part) of the actual assets under consideration.

Where a joint venture agreement has been negotiated, the Joint Venture Terms (or Farm-in/Farm-out) valuation method may be applied. In a typical staged earn-in agreement, the value assigned to each of the various stages can be combined to reflect the total, 100% equity, value. That is, the 100% equity value is the sum of all successive stages of earning in.

The equity stake that the Farminor (buying into the asset) acquires at any earn-in stage of the joint venture is taken as the value of the liquid assets (cash, shares or other considerations) transferred to the Farminee (selling part of the asset), plus the value of committed future exploration expenditure. The value of the future expenditure is commonly discounted (usually at a rate of 10% per annum) to present day value. In the case where the expenditure is discretionary, a range of probabilities (low and high) is applied to reflect the valuer's opinion on the likelihood that the full future expenditure will be concluded.

Pre-development, Development and Mining Projects should have Measured and Indicated Resources estimated, with technical parameters known or reasonably determinable with regard to mining and mineral processing. In such cases, a technical value of the asset can be derived with a reasonable degree of confidence by compiling a DCF and determining the NPV.

Where Mineral Resources are classified in only the Inferred category, reflecting a lower level of confidence and understanding, the application of mining parameters is not practicable and it would be inappropriate to value such resources by applying the DCF/NPV approach. The argument also applies to a mineral asset where economic viability cannot be readily demonstrated for a resource assigned to a higher confidence category (e.g. a feasibility study that shows marginal or sub-economic financial returns). In these instances it is frequently appropriate to adopt the In Situ Resource (or "Yardstick") method of technical valuation for such assets. The In Situ Resource technique involves application of a heavy discount to the value of the total in-situ metal contained within the resource. The actual range varies for different commodities, being typically between 2% and 4.5% for gold and diamonds, and between 0.5% and 3% for base metals (including platinum group elements), but may also vary substantially in response to a range of additional factors such as physiography, infrastructure and the proximity of a suitable processing facility. The depth (and hence cost) of a potential mining operation on the asset is also a determining factor.

Regardless of the technical application of various valuation methods and guidelines, the valuer should strive to adequately reflect the carefully considered risks and potentials of the various projects in the valuation ranges and the preferred values, with the overriding objective of determining the "fair market value".

14.8.2 Summary Valuation of Mineral Rights, Exploration Properties and Non-LoM Mineral Resources

The valuation method used links technical knowledge to an appropriate exploration value derived from economic studies of the known deposits. A summary of SRK's valuation based on the current status of technical studies, completed exploration work and an assessment of the prospects for successful addition to the reserves appear in Table 14.34. These probabilities are based on a subjective judgement and the valuations are therefore heavily dependant on these assumptions. All valuation results have been based on the commodity prices and exchange rates as detailed in Section 13 of the CPR.

Table 14.34 Kumba Iron Ore – Summary Valuation: Mineral Rights, Exploration Properties and Non-LoM Mineral Resources

Exploration Asset	Equity	Attributable to Kumba Iron Ore	Lower (ZARm)	Higher (ZARm)	Preferred (ZARm)	Attributable to Kumba Iron Or (ZARm
Iron Ore						
Assen	100%	74%	3.3	41.0	10.0	7.4
Kromdraai	100%	74%	1.8	23.3	6.0	4.4
Sishen South Phase II	100%	74%	93.6	740.0	400.0	296.0
Zandrivierspoort	50%	74%	11.0	147.0	75.0	27.8
Falémé	100%	74%	63.0	849.0	80.0	59.2
Phoenix	100%	74%	18.3	240.0	120.0	88.8
Boven Zeekoebaart	50%	74%	1.3	18.0	3.0	1.1
			192	**2,058**	**694**	**485**
Total Value of Mineral Rights, Exploration Properties and Non-LoM Mineral Resources			**192**	**2,058**	**694**	**485**

Notwithstanding the above, the indicative valuations ascribed above are ultimately based on an assumption of success that cannot be guaranteed. Further, the realisation of the majority of these exploration properties is unlikely to occur prior to 2010, the base macro-economic assumptions may be considerably more or less favourable which would in turn have a material impact on the valuations as presented.

14.9 Valuation Adjustments

The valuation adjustments include the following:

- The value of unallocated corporate expenses. This is based on an assumption of unallocated corporate overheads being ZAR1,042m (in 1 January 2006 money terms). All costs are escalated in accordance with the parameters given in Table 1.2 and Table 1.3, and discounted at the WACC derived for the Material Properties;
- The Net cash position as at 31 December 2005 which is stated as ZAR1,115m; and
- Derivative Instruments totalling some ZAR2m positive which comprise:
  - The mark to market value of interest rate swaps as at 31 December 2005 and valued by independent risk and treasury management experts is ZAR2.2m positive; and
  - The mark to market value of currency contracts as at 31 December 2005 and valued by independent risk and treasury management experts is ZAR0.2m negative.

Table 14.35 Summary of Valuation Adjustments

Valuation Adjustments	Units	Sub-total	Total
Unallocated Corporate Expenses	(ZARm)		(1,042)
Net cash at 31 December 2005	(ZARm)		1,115
Derivative instruments	(ZARm)		2
Mark-to-market of Interest Rate Swaps at 31 December 2005	(ZARm)	2.2	
Mark-to-market of Currency Contracts at 31 December 2005	(ZARm)	(0.2)	
Total	**(ZARm)**		**75**

15. SUMMARY EQUITY VALUE

15.1 Introduction

The following section includes an assessment of the Equity Value of Kumba Iron Ore, which is based on the sum of the parts approach combining: the valuation of the Material Properties as represented by the sum of Enterprise Values, Valuation of Mineral Rights, Exploration Properties, and Non-LoM Resources; the interests in Listed Entities and Valuation Adjustments.

In addition and based on the assumption of 306 million fully diluted ordinary shares for Kumba in issue as at 1 January 2006, SRK has derived an Equity Value per share. The 306 million shares does not take into account the issues of new shares, the *pro rata* repurchase of shares and the proposed issue of management incentive shares by Exxaro on the effective date of the transaction. Details regarding these share issues are contained in the circular to shareholders. Furthermore, SRK notes that the Equity Value as presented is done so in accordance with the Listings Requirements and is not intended to constitute an opinion or recommendation as would normally be expected in terms of a "fair and reasonable" statement.

In addition, SRK has included the results of sensitivity analysis which indicates the impact of sales revenue, operating costs and capital expenditure on the Equity Value and the ratio of share price to Equity Value. These in addition to the results of the various Scenarios are included for comparative purposes and should not be regarded as definitive, but rather an indication of the resultant range given various assumptions.

15.2 Equity Values

The following tables show how the equity Kumba Iron Ore were derived:

Table 15.1 Kumba Iron Ore Equity Value Analysis – Scenario I

Valuation Components Enterprise Value	Units (ZARm)	Value of Operation (ZARm)	Attributable (%)	Attributable Value (ZARm)
Iron Ore				
Sishen Mine	(ZARm)	22,170	74%	16,406
Sishen South Project	(ZARm)	489	74%	362
Thabazimbi Mine	(ZARm)	53	74%	39
Mineral Rights, Exploration Properties and Non-LoM Resources	(ZARm)			485
Value of Material Properties	(ZARm)			17,292
Valuation Adjustments	(ZARm)			75
Equity Value	(ZARm)			17,367
Ordinary Shares in Issue on 1 January 2006	(No)			306,000,000
Equity Value Per Share	(ZAR/share)			56.75

(1) For detail relating to the values ascribed to: Mineral Rights, Exploration Properties and Non-LoM Resources; and Valuation Adjustments refer to Table 14.34 and Table 14.35, respectively.

Table 15.2 Kumba Iron Ore Equity Value Analysis – Scenario II

Valuation Components Enterprise Value	Units (ZARm)	Value of Operation (ZARm)	Attributable (%)	Attributable Value (ZARm)
Iron Ore				
Sishen Mine	(ZARm)	23,171	74%	17,147
Sishen South Project	(ZARm)	489	74%	362
Thabazimbi Mine	(ZARm)	53	74%	39
Mineral Rights, Exploration Properties and Non-LoM Resources	(ZARm)			485
Value of Material Properties	(ZARm)			18,032
Valuation Adjustments	(ZARm)			75
Equity Value	(ZARm)			18,107
Ordinary Shares in Issue on 1 January 2006	(No)			306,000,000
Equity Value Per Share	(ZAR/share)			59.17

(1) For detail relating to the values ascribed to: Mineral Rights, Exploration Properties and Non LoM Resources and Valuation Adjustments refer to Table 14.34 and Table 14.35, respectively.

15.3 Equity Value Analysis

The following tables contain details on the Equity Value for Kumba Iron Ore at various discount factors.

Table 15.3 Kumba Iron Ore Equity Value Analysis: WACC Sensitivity Analysis – Scenario I

Sensitivity (%)	South Africa Discount Factor (%)	Projects Discount Factor (%)	NPV (ZAR/share)
–20.00%	9.80%	12.96%	69.0
–15.00%	10.41%	13.77%	65.6
–10.00%	11.03%	14.58%	62.4
–5.00%	11.64%	15.39%	59.5
0.00%	**12.25%**	**16.20%**	**56.8**
5.00%	12.86%	17.01%	54.2
10.00%	13.48%	17.82%	51.9
15.00%	14.09%	18.63%	49.7
20.00%	14.70%	19.44%	47.6

Table 15.4 Kumba Iron Ore Equity Value Analysis: WACC Sensitivity Analysis – Scenario II

Sensitivity (%)	South Africa Discount Factor (%)	Projects Discount Factor (%)	NPV (ZAR/share)
–20.00%	9.80%	12.96%	72.9
–15.00%	10.41%	13.77%	69.1
–10.00%	11.03%	14.58%	65.5
– 5.00%	11.64%	15.39%	62.2
0.00%	**12.25%**	**16.20%**	**59.2**
5.00%	12.86%	17.01%	56.4
10.00%	13.48%	17.82%	53.8
15.00%	14.09%	18.63%	51.4
20.00%	14.70%	19.44%	49.1

15.4 Equity Value Sensitivity Analysis

The following tables assess the Equity Value Per Share of Kumba Iron Ore against a single parameter and double parameter sensitivity:

Scenario I

Table 15.5 Kumba Iron Ore: Single parameter Equity Value Sensitivity at the WACC – Scenario I

Sensitivity Range – Revenue	**–30%**	**–20%**	**–10%**	**0%**	**10%**	**20%**	**30%**
Sensitivity Range – Total Working Cost	**–15%**	**–10%**	**–5%**	**0%**	**5%**	**10%**	**15%**
Sensitivity Range – Capital Expenditure	**–15%**	**–10%**	**–5%**	**0%**	**5%**	**10%**	**15%**
	(ZAR/ share)	**(ZAR/ share)**	**(ZAR/ share)**	**(ZAR/ share)**	**(ZAR/ share)**	**(ZAR/ share)**	**(ZAR/ share)**
Revenue	neg	14.8	34.9	**56.8**	80.5	106.2	133.7
Total Working Cost	66.6	63.3	60.0	**56.8**	53.5	50.2	46.9
Capital Expenditure	59.7	58.7	57.7	**56.8**	55.8	54.8	53.8

Scenario II

Table 15.6 Kumba Iron Ore: Single Parameter Equity Value Sensitivity at the WACC – Scenario II

Sensitivity Range – Revenue	−30%	−20%	−10%	0%	10%	20%	30%
Sensitivity Range – Total Working Cost	−15%	−10%	−5%	0%	5%	10%	15%
Sensitivity Range – Capital Expenditure	−15%	−10%	−5%	0%	5%	10%	15%
	(ZAR/ share)	(ZAR/ share)	(ZAR/ share)	(ZAR/ share)	(ZAR/ share)	(ZAR/ share)	(ZAR/ share)
Revenue	neg	16.0	36.6	59.2	83.7	110.1	138.4
Total Working Cost	69.3	65.9	62.5	59.2	55.8	52.4	49.1
Capital Expenditure	62.1	61.1	60.1	59.2	58.2	57.2	56.3

16. CONCLUDING REMARKS

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of the Material Properties. The LoM plans for the Material Properties, as provided to and taken in good faith by SRK, have been reviewed and adjusted by SRK where considered appropriate. SRK also note that the impact of any adjustments (both positive and negative) made by SRK to the underlying LoM plans have not been subjected to re-planning.

SRK note the relatively low impact of the valuation of Mineral Rights, Exploration Properties and non-LoM Mineral Resources. The valuation of such assets is a highly subjective and SRK note that a lower level of certainty must be ascribed to this as compared with the Enterprise Values as reported herein.

Table 16.1 Summary Equity Value: Equity Value for Kumba Iron Ore

Valuation Scenarios	Units	
Scenario I	(ZAR/share)	56.80
Scenario II	(ZAR/share)	59.20

H G Waldeck, PrEng
Partner and Principal Mining Engineer
SRK Consulting

Roger Dixon
Corporate Consultant
SRK Consulting

GLOSSARY OF TERMS, ABBREVIATIONS, UNITS AND CHEMICAL ELEMENTS

GLOSSARY

aeolian	erosion, transport, and deposition of material due to the action of wind at or near the earth's surface
alluvial	water transported, sedimentary deposit
anticline	arch-shaped fold in rocks, closing upwards, with the oldest rocks in the core
antiformal	arch-shaped rock structure, closing upwards, but in which it may not be possible to determine the oldest rocks
archaean	that period of geological time prior to 2.5 x 109 years before present, i.e. the earliest part of the pre-Cambrian
arcuate	arch like in shape
arenaceous	term describing sedimentary rocks with a modal grain size in the sand fraction
argillaceous	term describing sedimentary rocks with a modal grain size in the silt fraction
assay	the chemical analysis of mineral samples to determine the metal content
atomic absorption	an instrumental analytical technique based on the principle that atoms of elements in the ground state are able to absorb radiation of the same characteristic wavelength, as they would normally emit if excited
basinal	a basin like depression that may be erosional or structural in origin
bayesian	a statistical method that regards parameters of a population as random variables having known probability distribution
braided	divergence of stream channels into complex system of smaller channels
breccia	coarse angular rock fragments or rubble, may be unconsolidated or cemented
capital expenditure	all other expenditures not classified as operating costs
carbonaceous	carbon rich
channel	watercourse, also in this sense sedimentary material course
chert	granular silica
clast	rock fragments formed in a sequence of sedimentary rocks
co-kriging	kriging using more than one type for sampling data
comminution	the term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing
composite	combining more than one sample result to give an average result over a larger distance
concentrate	a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore
conglomerate	detrital sedimentary rock
crosscut	a horizontal underground drive developed perpendicular to the strike direction of the stratigraphy
crushing	initial process of reducing ore particle size to render it more amenable for further processing
cut-off grade	the grade of mineralised rock which determines as to whether or not it is economic to recover its gold content by further concentration

decline	a surface or sub-surface excavation in the form of a tunnel which is developed from the uppermost point downwards
desalination	chemical process of removing salt from contaminated water
dextral	right hand displacement on a fault plane
diabase	rock type of basaltic composition
dilution	waste which is unavoidably mined with ore
dip	angle of inclination of a geological feature/rock from the horizontal
distal	distant from source
downcast	a ventilation system whereby air is forced downwards through a tunnel or shaft, from the point of entry by ventilation fans.
drill-hole	method of sampling rock that has not been exposed
dyke	thin, tabular, vertical or near vertical body of igneous rock formed by the injection of magma into planar zones of weakness
epigenetic	feature being described had a separate genesis to the host material
exhalative	derived from the release of gases or brines from deep in the earth's crust
extensional faults	faulting resulting in the extension of the earth's crust
extrusion	rock solidified from magma on the earth's surface
facies	a rock unit defined by its composition, internal geometry and formation environment
fault	the surface of a fracture along which movement has occurred
filtration	process of separating usually valuable solid material from a liquid
fine/s	iron ore in a powder like form
flotation	the process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. the gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material
fluvial	pertaining to the processes and actions of a river/stream
flux	substance used to promote the melting of another substance to which it is added
fold	plastic deformation of previously horizontal rock strata
footwall	the underlying side of an orebody or stope
gangue	non-valuable components of the ore
graben	a block of rock that lies between two faults and has moved downward to form a depression between the two adjacent fault blocks. See also horst
grade	the measure of concentration of gold within mineralised rock
granitoids	a term used to encompass granitic rock types
hangingwall	the overlying side of an orebody or slope
haulage	a horizontal underground excavation which is used to transport mined ore
horst	a block of rock that lies between two faults and has moved upward relative to the two adjacent fault blocks. See also graben
hydrocyclone	a process whereby material is graded according to size by exploiting centrifugal forces of particulate materials
hydrothermal	process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or features
igneous	primary crystalline rock formed by the solidification of magma

Indicated Mineral Resource	that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. it is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. the locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed
Inferred Mineral Resource	that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. it is inferred from geological evidence and assumed but not verified geological and/or grade continuity. it is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability
intercalated	existing or introduced between layers of a different type
intrusive	pertaining to rocks formed by the injection of magma into pre-existing rock and solidified by cooling beneath the surface
inverse distance	interpolation method of assigning values from samples to blocks based on the distance of the samples to the block centroid
Iscor	the Iron and Steel Corporation Limited
isoclinal folding	a fold in which the two limbs are parallel
karst towers	remnant pinnacles of limestone following weathering of the surrounding rock
kriging	an interpolation method of assigning values from samples to blocks that minimises the estimation error
lenticular	in the form of elongated lenses
level	horizontal tunnel the primary purpose is the transportation of personnel and materials
lineament	a large-scale linear feature which expresses itself in terms of topography, which is in itself an expression of underlying structural features
listric	a curved extensional fault which charasterically flattens at depth
lithological	geological description pertaining to different rock types
log-kurtosis	statistical parameter describing the peakedness of the curve of the log-frequency distribution of the population
log-mean	arithmetic average of the log values of the population
lognormal	term applied to a population whose distribution approximates to normality when the logarithms of the values are taken
log-skewness	statistical parameter describing the asymmetry of the curve of the log-frequency distribution of the population
log-variance	the square of the standard deviation of the log values of the population
LoM Plans	life-of-mine plans
longwall mining	a mining method which incorporates breast mining over large continuous spans without the use of pillars
lump	lumpy iron ore
macro-kriging	type of kriging used for long range estimation where sampling information is sparse
mafic	applied to any igneous rock that has a high proportion of pyroxene and olivine
Material Properties	operating properties as defined in Section 1.1
Measured Mineral Resource	that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. it is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. the locations are spaced closely enough to confirm geological and grade continuity
mesozoic	era of geological time between 240 x 106 and 63 x 106 years ago

metamorphism	structural and/or chemical alteration of rocks and minerals by heat, pressure and/or chemical processes
metasediments	metamorphosed sedimentary rock
milling	a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product
Mine, Health and Safety Act	Mine, Health and Safety Act, 29 of 1996
mineral/mining lease	a lease area for which mineral rights are held
Mineral Reserve	the economically mineable material derived from a measured and/or indicated mineral resource. it is inclusive of diluting materials and allows for losses that may occur when the material is mined. appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. these assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proved mineral reserve
Mineral Resource	a concentration (or occurrence) of material of economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. the location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. mineral resources are sub-divided in order of increasing confidence, in respect of geoscientific evidence, into inferred, indicated and measured categories
mineral rights	a right or any share therein acquired, in terms of the Minerals Act to any right to dig or mine
Minerals Act	the Minerals Act, 50 of 1999
mining assets	the material properties and significant exploration properties as defined in Section 1.1
mining authorisation	any authorisation issued in terms of the Minerals Act
Mittal Steel	Mittal Steel South Africa Limited
normal fault	fault in which the hangingwall moves downward relative to the footwall
nugget effect	a measure of the randomness of the grade distribution within a mineralised zone
on-going capital	capital estimates of a routine nature which are necessary for sustaining operations
oolitic	composed largely of sub-spherical, sand sized, carbonate particles that have concentric rings of calcium carbonate surrounding a nucleus of another particle
ordinary kriging	a common type of kriging used when sampling information is relatively dense
ore reserve	see mineral reserve
palaeo strandlines	an ancient shoreline where the relative positions of land and water remain stable long enough for features to form
palaeocurrent	ancient water course direction
palaeotopographic	pertaining to ancient topography
palaeozoic	the era ranging in time from 600 – 230 million years ago
petrographic	systematic description and interpretation of rock textures and mineralogy in thin section
pillar	rock left behind to help support the excavations in an underground mine
placer	concentration of heavy minerals in a fluvial system
pleistocene	a period of time which is a sub-division of the tertiary
pliocene	a period of time which is a sub-division of the tertiary
polymictic	describing clastic sedimentary rock composed of a variety of fragment types
pre-Cambrian	that period of time from the consolidation of the earth's crust to the base of the palaeozoic

pre-concentration	processing of the ore, usually screening, before treatment at the plant
Probable Mineral Reserve	the economically mineable material derived from a measured and/or indicated mineral resource. It is estimated with a lower level of confidence than a proved mineral reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified
project capital	capital expenditure which is associated with specific projects of a non-routine nature
proterozoic	era of geological time between 2.5 x 109 and 570 x 106 years ago
Proved Mineral Reserve	the economically mineable material derived from a measured mineral resource. it is estimated with a high level of confidence. it is inclusive of diluting materials and allows for losses that may occur when the material is mined. appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified
proximal	near to a source
quartzite	metamorphic rock composed of quartz
remnant	ore blocks left behind as a result of the underground mining method
restructuring	the restructuring of the mining assets of Iscor Limited
reverse/thrust fault	fault in which hangingwall moves upwards relative to the footwall
ring dyke method	a method of depositing tailings material
Sasol	Sasol Limited
SAMREC Code	South African Code for reporting of Mineral Resources and Mineral Reserves
sedimentary	pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks
SEP	Sishen Expansion Project
shaft	an opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste
significant	the exploration properties of kumba as tabulated in Table 1.2
sill	a thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness
simple kriging	a type of kriging, which uses a known area mean value as well as sample values
sinistral	left hand displacement on a fault plane
Sishen Iron Ore	Sishen Iron Ore Company (Proprietary) Limited
Sishen Mine	Sishen Iron Ore Mine
smelting	a high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase
SRK Group	SRK Global Limited
stope	underground void created by mining
stratigraphy	study of stratified rocks in terms of time and space
strike	direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction
subcrop	describing a rock stratum that unconformably underlies another rock stratum

sub-vertical shaft	an opening cut below the surface downwards from an established surface shaft
sulphide	sulphur bearing mineral
supergene enrichment	re-precipitation of sulphides and oxides by descending acidic groundwater which has leached the surface zone of an ore deposit
surface sources	ore sources, usually dumps, tailings dams and stockpiles, located at the surface
syncline	concave fold in stratified rock in which the strata dip down to meet in a trough
syngenetic	feature being described had a common genesis as its host material
tailings	finely ground waste rock from which valuable minerals or metals have been extracted
tectonism	deformation within the earth's crust and its consequent structural effects
tertiary	the period in time which elapsed between 65 million years ago and the present
tertiary shaft	an opening cut below the surface downwards from an established sub-vertical shaft
Thabazimbi Mine	Thabazimbi Iron Ore Mine
the Mine, Health and Safety Act	the Mine, Health and Safety Act, 29 of 1996
the Minerals Act	the Minerals Act, 50 of 1991
thickening	process of concentrating solid particles in suspension
thrust fault	see reverse fault
total cash costs	all total cash costs are based on public quoted nominal production costs, include retrenchment costs, rehabilitation costs, corporate costs, by-product credits for silver, sundry revenues, and exclude amortisation costs and inventory changes
total expenditure	all expenditures, including those of a operating and capital nature
Transnet	Transnet Limited
trust fund	a fund required by law to be set up, to which annual contributions are paid so that the remaining environmental liability of the operation is covered
unconformity	buried erosion surface separating two rock masses; older exposed to erosion for long interval of time before deposition of younger
upcast	a ventilation system whereby air is drawn upwards through a tunnel or shaft, from the point of entry by ventilation fans
variogram	statistical representation of the characteristics (usually grade)
virgin ground	ground that has had no previous mining activity within it
vitrinite	a maceral, or petrological unit of coal, analogous to a mineral in non-organic rock

ABBREVIATIONS

AA	atomic absorption
AAS	atomic absorption spectrometry
AARL	Anglo American Research Laboratories
ADR	American Depositary Receipts
ADTs	articulated dump trucks
AIDS	the Acquired Immune Deficiency Syndrome
AMSL	above mean sea-level
BID	base information date
BIF	banded iron formation
BQ	diamond drill core size 36.5mm in diameter
CoG	cut-off grade
CPC	Central Processing Complex
CPI	Consumer Price Index
CPR	Competent Persons' Report
CS	Coarse Sinter iron ore
DCF	discounted cash flow
DEAT	Department of Environment and Tourism (South Africa)
DIFR	disabling injury frequency rate
DM	dense medium
DME	Department of Minerals and Energy
DMS	dense medium separation
DR	direct reduction
DRS	direct reduction sinter
DSO	Direct Stripping Ore
DTM	digital terrain model
DWAF	Department of Water Affairs and Forestry
EB	Expenditure Base
ECA	Environmental Conservation Act (South Africa)
EIA	Environmental Impact Assessment
EMP	Environmental Management Programme
EMPR	Environmental Management Programme Report
EOF	Eastern Ore Field
EPL	Exploration Prospecting Licences
EPBC	Enviromental Protection and Biodiversity Conservation
FA	fire assay
FFR	fatality frequency rate
FM	Financial Models
FOB	free onboard
GIS	Geographical Information System
GPS	Global Positioning System
GDP	Gross Domestic Product
H	Horizontal
HIV	Human immuno deficiency virus
HMC	Heavy Mineral Concentrates
HQ	diamond drill core size 63.5mm in diameter
ICRG	International Country Risk Grade
IHM	Iscor Heavy Minerals
IMC	International Mining Consultants
IRR	the Internal Rate of Return (the discount rate which applies when NPV = 0)
ISO	International Standards Organisation
IWULA	Integrated Water Use Licence Application
JORC	Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy
JSE	JSE Limited
LM	Land Management
L	Level
LHD	Load haul dump
LME	London Metal Exchange
LMPI	low manganese pig iron
MCF	Mine Call Factor
MEE	Multiple of Exploration Expenditures
MMW	Minimum mining width
MDL	Mineral Deposits Limited
MDS	Mineral Density Separator

MPRDA	Mineral and Petroleum Resources Development Act
MRNL	Madagascar Resources NL
MSP	Mineral Separation Plant
NASDAQ	National Association of Securities Dealers Automated Quotation System
NGO	Non-Governmental organisation
NNR	National Nuclear Regulator (South Africa)
No.	Number
NYSE	New York Stock Exchange, Inc
NPV	Net present value
NUM	National Union of Mineworkers
NQ	diamond drill core size 47.6mm in diameter
OECD	the Organisation for Economic Co-operation and Development
OHS	occupational health and safety
OK	ordinary kriging
op1	reflects Mineral Resources within the open-pit shell used for the base case LoM Plan to define Mineral Reserves
op2	reflects Mineral Resource potential external to open-pit shell for base case LoM Plan but internal to the open-pit shell for Mineral Resource definition
op3	reflects material >60%Fe that is beyond the open-pit shell for Mineral Resource definition but considered potential for UG mining
PCI	pulverised coal injection
PCP	primary concentrating plants
PEM	Prospectivity Enhancement Multiplier
PPP	Purchase Price Parity
PWP	Primary Wet Plant
RD	relative density
RoM	Run-of-Mine
SABS	South African Bureau of Standards
RBCT	Richard's Bay Coal Terminal
RC	*Reverse circulation*
RoR	Rate of Rise
RSA	Republic of South Africa
SAMREC	South African Mineral Resource Committee
SANAS	South African National Accreditation System
SARS	South African Revenue Services
SEC	United States Securities and Exchange Commission
SEDEX	sedimentary exhalative base metal
SEP	Sishen Expansion Project
SHE	Safety, Health and Environment
SHEQ	Safety, Health, Environment and Quality
SLP	Social Labour Plan
SMU	Selective Mining Unit
SR	synthetic rutile
SRP	synthetic rutile plant
SSF	Sasol Synthetic Fuels
SRK	collectively, SRK South Africa (Proprietary) Limited and Steffen, Robertson and Kirsten (UK) Limited
SRK Group	SRK Global Limited
TBE	tetra-bromo-ethane
TBL	*terminal benefits liability*
TEC	Total Employees Costed
TE Models	Technical Economic Models
TEMs	Technical Economic Models
TEPs	Technical Economic Parameters
THM	Total Heavy Mineral
TIFR	Total injury frequency rate
UG	underground
US	the United States of America
USA	the United States of America
V	Vertical
VHM	valuable heavy minerals
WACC	weighted average cost of capital
WHIMS	Wet High Intensity Magnetic Separation
XRF	X-Ray fluorescence

UNITS

bar	a unit for measuring pressure
cm	a centimetre
cmg/t	a centimetre gramme per tonne – a measure of metal accumulation
g	grammes
g/cc	grammes per centi-litre
g/t	grammes per metric tonne – gold concentration
Ha	a Hectare
hrs	hours
k	one thousand units
kg	a kilogram
km	a kilometre
koz	a thousand ounces
kt	a thousand metric tonnes
ktpm	a thousand metric tonnes per month
m	a metre
m^2	a square metre – measure of area
m^3	a cubic metre
mm	a millimetre
Moz	a million troy ounces
mpa	metres per annum
$ms\text{-}^1$	metres per second
Mt	a million metric tonnes
Mtpa	a million metric tones per annum
MW	a million watts
oz	a fine troy ounce equalling 31.10348 grammes
pa	per annum
Pa	a Pascal – a measure of pressure
pHa	per Hectare
s	a second
t	a metric tonne
tpa	metric tonne per annum
tpd	metric tonne per day
tpm	metric tonne per month
$tm\text{-}^3$	density measured as metric tonnes per cubic metre
tw : to	Total waste to Total Ore
USDm	a million United States Dollars
USD	United States Dollar
USD/oz	United States Dollars per fine troy ounce
USD/t	United States Dollars per tonne
USc/lb	United States cents per pound
ZAR	South African Rand
ZARm	South African Rand million
ZAR/t	Rand per tonne
°	degrees
°C	degrees centigrade
'	minutes
%	percentage

CHEMICAL ELEMENTS

Al_2O_3	Aluminium oxide
Ba	Barium
CaO	Calcium oxide
FeO	Iron oxide
K_2O	Potassium oxide
MgO	Magnesium oxide
MnO	Manganese oxide
Na_2O	Sodium oxide
P_2O_5	Phosporous oxide
S	Sulphur
Sr	Strontium
TiO_2	Titanium oxide
$55\%<Fe<60\%$	Iron content between 55% and 60%

SIOC SHAREHOLDERS' AGREEMENT

1. **Salient features**

1.1 The ordinary shares in the share capital of SIOC ("Ordinary Shares") shall be held as follows: Kumba Iron Ore: 74%; Exxaro: 20%; SIOC Community Development SPV: 3% and SIOC ESPS Trust: 3%.

1.2 There will be a minimum of five and a maximum of seven directors on the board of directors of SIOC ("the Board"). For a period of 10 years after the implementation of Kumba Resources empowerment transaction (or a shorter period, where Anglo American plc (being ASAC (on its own behalf) and/or ASAC on behalf of an indirectly owned subsidiary of Anglo American plc) is satisfied that the equity credits required for the purposes of the Mining Charter and arising out of the Kumba Resources empowerment transaction are secure) ("the Final Date"): (i) provided Kumba Iron Ore holds 74% or more of the Ordinary Shares, Kumba Iron Ore shall be entitled to appoint five directors to the Board and (ii) SIOC Community Development SPV, SIOC ESPS Trust and Exxaro shall be entitled to, collectively, appoint two directors to the Board, provided that for so long as Exxaro holds 20% of the Ordinary Shares, it shall be entitled to appoint one of the two directors. After the Final Date, for each complete 14% of the Ordinary Shares held by a Shareholder, such Shareholder shall be entitled to appoint one director to the Board.

1.3 In relation to Board decisions, each director has one vote. The chairperson of the Board does not have a casting vote.

1.4 In relation to shareholders' decisions, each Ordinary Share carries one vote. Shareholder decisions are taken by a simple majority of votes, subject to the provisions of the Companies Act.

1.5 Each of SIOC Community Development SPV, SIOC ESPS Trust and Exxaro are subject to HDSA lock-in provisions which apply until the Final Date. In addition, the SIOC Community Development Trust (a broad-based empowerment trust established for the benefit of the communities around SIOC mines and which owns the shares in the SIOC Community Development SPV) is subject to similar HDSA lock-in provisions.

1.6 If a Shareholder wishes to dispose of its Ordinary Shares, it is first obliged to follow the pre-emptive rights procedure in favour of the remaining Shareholders.

1.7 Kumba Iron Ore is entitled to freely transfer its Ordinary Shares to any associate of Kumba Iron Ore. Exxaro is entitled to freely transfer its Ordinary Shares to a wholly-owned subsidiary of Exxaro provided that such wholly-owned subsidiary is an HDSA and the transfer does not adversely affect SIOC's equity credits under the Mining Charter.

1.8 If: (i) a Shareholder is wound up, de-registered or compromises with its creditors or (ii) the SIOC Community Development SPV and/or the SIOC Community Development Trust or SIOC ESPS Trust or Exxaro breach their HDSA lock-in obligations under the agreement and fail to remedy the breach within timeframes set out in the Agreement, there will be a forced sale of Ordinary Shares of the relevant Shareholder at market value.

1.9 The agreement makes provision for the tag-along and come-along rights of the Shareholders. The tag along clause provides that if (having gone through the pre-emptive rights process) a shareholder offers to sell 50% or more of the shares in the Company to a third party, such Shareholder must procure that the third party makes the same *pro rata* offer to acquire the shares of the remaining Shareholders. This clause does not apply to Kumba Iron Ore until the Final Date, except where the third party to whom the offer of more than 50% of the shares in the Company is made is an HDSA. The come along clause provides that if a third party offers to acquire all of the shares in the Company and Shareholders holding 50% or more of such shares wish to accept the offer, the remaining Shareholders must also do so on the same terms (subject to the pre-emptive rights process being followed).

1.10 Should the Board decide that funding is required by the Shareholders such funds shall be raised either as shareholders loans or by way of a rights offer to Shareholders or one or both shareholder loans and/or rights offer, provided that a rights offer may only be utilised after the Final Date.

1.11 Prior to the Final Date, provision is made for disproportionate Senior Loan Funding by any Shareholder. The Senior Loan Funding is advanced on a sliding scale rate, increasing with reference to the amount and the term of the funding.

1.12 Any Senior Loans may, at the instance of the Senior Loan Provider, be capitalised into Ordinary Shares, at fair market value, if, after the end of the 10th year following the effective date of the agreement (or the Final Date, where the Final Date occurs earlier), SIOC and the Senior Loan Provider are unable to agree the terms of the continued provision by the Senior Loan Provider of any Senior Loan and/or the remaining Shareholders do not provide additional *pro rata* funding to SIOC so as to eliminate the disproportionality in funding.

1.13 Until the Final Date, SIOC Community Development SPV and SIOC ESPS Trust have no obligation to provide additional funding to SIOC.

1.14 After the Final Date, Shareholders are required to fund *pro rata* to their shareholding in SIOC. Any Shareholder not providing its *pro rata* portion of funding will be diluted.

1.15 In the event of Kumba Iron Ore wishing to pursue a corporate opportunity within South Africa which competes with the business of SIOC and the target company which is the subject of the corporate opportunity requires to be empowered, Kumba Iron Ore is obliged to present the corporate opportunity to SIOC to enable SIOC to determine whether it wishes to participate in such corporate opportunity. Should SIOC elect not to participate in such corporate opportunity or SIOC is unable to fund the corporate opportunity from its own resources, borrowings from banks or shareholder loans (80% Kumba Iron Ore: 20% Exxaro), Kumba Iron Ore will be free to pursue the opportunity, provided where the corporate opportunity is contiguous to the Sishen Complex or forms part of or is contiguous to the Sibelo Project Area(as defined in the Agreement), then notwithstanding that SIOC is unable to fund the corporate opportunity as aforesaid, Kumba Iron Ore shall be obliged to offer such corporate opportunity to SIOC.

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REF. W2CF1054